As Filed with the Securities and Exchange Commission on March 26, 2015

REGISTRATION NO. 333-202106

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Pre-Effective

Amendment No. 1

To

Form S-4

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

IBERIABANK Corporation

(Exact name of registrant as specified in its charter)

Louisiana	6172	72-1280718
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

200 W. Congress Street

Lafayette, Louisiana 70501

(337) 521-4003

(Address, including Zip Code, and Telephone Number, including Area Code, of Registrant’s Principal Executive Offices)

Daryl G. Byrd

President and Chief Executive Officer

IBERIABANK Corporation

200 West Congress Street

Lafayette, Louisiana 70501

(337) 521-4003

(Name, Address, including Zip Code, and Telephone Number, including Area Code, of Agent for Service)

Copies To:

Edward B. Crosland, Jr., Esq. Peter J. Rivas, Esq. Jones Walker LLP 499 South Capitol Street, S.W. Washington, D.C. 20003 Telephone: (202) 203-1088 Facsimile: (202) 203-0000	Steven S. Dunlevie, Esq. Womble Carlyle Sandridge & Rice LLP 271 17th Street, Suite 2400 Atlanta, Georgia 30363 Telephone: (404) 888-7401 Facsimile: (404) 870-4828

Approximate date of commencement of the proposed sale of the securities to the public: As soon as practicable following the effectiveness of this Registration Statement and the effective time of the merger described herein.

If the securities being registered on this Form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box.  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act of 1933, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.   ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☒	Accelerated filer	☐

Non-accelerated filer	☐ (Do not check if a smaller reporting company)	Smaller reporting company	☐

If applicable, place an X in the box to designate the appropriate rule provision relied upon in concluding this transaction:

Exchange Act Rule 13e-4(i) (Cross-Border Issuer Tender Offer)  ☐

Exchange Act Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)  ☐

THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT THAT SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OR UNTIL THIS REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE SECURITIES AND EXCHANGE COMMISSION, ACTING PURSUANT TO SECTION 8(A), MAY DETERMINE.

Information in this proxy statement/prospectus is subject to completion or amendment. A registration statement relating to these securities has been filed with the Securities and Exchange Commission. These securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective. This proxy statement/prospectus shall not constitute an offer to sell or the solicitation of any offer to buy nor shall there be any sale of these securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

PRELIMINARY—SUBJECT TO COMPLETION—DATED MARCH 26, 2015

GEORGIA COMMERCE BANCSHARES, INC.

PROXY STATEMENT FOR SPECIAL MEETING OF SHAREHOLDERS

TO BE HELD                     , [2015]

IBERIABANK CORPORATION

PROSPECTUS

COMMON STOCK

To the Shareholders of Georgia Commerce Bancshares, Inc.:

Merger Proposal—Your Vote Is Very Important

You are cordially invited to attend a special meeting of the shareholders of Georgia Commerce Bancshares, Inc. (“Georgia Commerce”) to be held on                     ,                     , 2015 at     :    .m. local time, at                     ,                     , Atlanta, Georgia                     . At the special meeting, holders of Georgia Commerce Voting Common Stock and Non-Voting Common Stock, voting as a group, will be asked to consider and vote upon a proposal to approve an Agreement and Plan of Merger, dated December 7, 2014 (the “merger agreement”), entered into by IBERIABANK Corporation and Georgia Commerce pursuant to which Georgia Commerce will merge with and into IBERIABANK Corporation (the “merger”). In addition, holders of Georgia Commerce Voting Common Stock will be asked to approve the adjournment, postponement, or continuation of the special meeting, if necessary to solicit additional proxies in favor of approval of the merger agreement.

If the merger is completed, each outstanding share of Georgia Commerce Voting Common Stock and Non-Voting Common Stock, which we refer to collectively as “common stock”, will be converted into the right to receive 0.6134 of a share of common stock of IBERIABANK Corporation, plus cash in lieu of any fractional share interest of IBERIABANK Corporation common stock. Under the terms of the merger agreement, the exchange ratio may be adjusted in certain circumstances depending on the daily volume weighted average trading prices of IBERIABANK Corporation common stock over a 20-day trading period ending on the business day prior the closing of the merger; provided, however, that even with such adjustments to the exchange ratio, the maximum value of the per share merger consideration to be received by a holder of Georgia Commerce common stock is $44.00, and the minimum value of the merger consideration is $36.00, for each share of Georgia Commerce common stock. Based on the closing prices of IBERIABANK Corporation common stock on the NASDAQ Global Select Market on December 5, 2014 (the last trading day before public announcement of the merger agreement) and                     , 2015 (the most recent practicable date before printing of this proxy statement/prospectus) of $65.21 and $        , respectively, the value of the per share merger consideration represented approximately $40.00 and $        , respectively, in merger consideration value for each share of Georgia Commerce common stock. The maximum number of shares of IBERIABANK Corporation common stock currently estimated to be issuable upon completion of the merger is 2.9 million shares. You should obtain current stock price quotations for IBERIABANK Corporation common stock, which trades on the NASDAQ Global Select Market under the symbol “IBKC”.

Your board of directors has unanimously approved the merger agreement and determined that the merger and the merger agreement are fair to and in the best interests of Georgia Commerce and its shareholders. Your board of directors unanimously recommends that holders of Georgia Commerce common stock vote “FOR” approval of the merger agreement and that holders of Voting Common Stock vote “FOR” the proposal to adjourn the special meeting, if necessary to solicit additional votes in favor of approval of the merger agreement.

The merger cannot be completed unless the proposal to approve the merger agreement is approved by the affirmative vote of a majority of the outstanding shares of Georgia Commerce common stock.

Whether or not you plan to attend the special meeting of shareholders, please take the time to vote by completing the enclosed proxy card and mailing it in the enclosed envelope. If you sign, date and mail your proxy card without indicating how you want to vote, your proxy will be counted as a vote “FOR” approval of the merger agreement, and if you own Voting Common Stock, “FOR” the proposal to adjourn the special meeting, if necessary, to solicit additional votes in favor of approval of the merger agreement.

This proxy statement/prospectus provides you with detailed information about the proposed merger. It also contains or references information about IBERIABANK Corporation and Georgia Commerce and related matters. You are encouraged to read this document carefully. In particular, you should read the “Risk Factors” section beginning on page 25 for a discussion of the risks you should consider in evaluating the proposed merger and how it will affect you.

On behalf of the board of directors, I thank you for your prompt attention to this important matter.

Sincerely yours,

Mark W. Tipton

Chairman and Chief Executive Officer

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the securities to be issued in connection with the merger or determined if this document is accurate or complete. Any representation to the contrary is a criminal offense.

The securities to be issued in connection with the merger are not savings accounts, deposits or other obligations of any bank or savings association and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency.

This document is dated                     , 2015, and is first being mailed on or about                     , 2015.

ADDITIONAL INFORMATION

This proxy statement/prospectus incorporates important business and financial information about IBERIABANK Corporation from documents that are filed with the Securities and Exchange Commission (referred to in this document as the “SEC”) but that are not included in or delivered with this proxy statement/prospectus. You can obtain IBERIABANK Corporation’s documents incorporated by reference in this proxy statement/prospectus without charge by requesting them in writing or by telephone from IBERIABANK Corporation at the following address:

IBERIABANK Corporation

200 West Congress Street

Lafayette, Louisiana 70501

Attention: Robert B. Worley, Jr., Secretary

Telephone: (337) 521-4003

Shareholders of Georgia Commerce requesting IBERIABANK Corporation documents should do so by [            ], 2015 in order to receive them before the special meeting.

You may also obtain these documents at the SEC’s website (“www.sec.gov”), and you may obtain certain of these documents at IBERIABANK Corporation’s website (“www.iberiabank.com”) by selecting the tab entitled “Investor Relations” and then the tab entitled “SEC Filings.” Other information contained on IBERIABANK Corporation’s website is expressly not incorporated by reference into this document.

If you have any questions, or need assistance in completing and returning your proxy, you may contact Deborah Evans, Corporate Secretary, at the following address and telephone number:

Georgia Commerce Bancshares, Inc.

3625 Cumberland Boulevard, Building 2

Atlanta, Georgia 30339

Telephone: (678) 631-1265

See “Where You Can Find More Information” on page     .

PLEASE NOTE

We have not authorized anyone to provide you with any information other than the information included in this proxy statement/prospectus and any documents which are expressly incorporated herein. If someone provided you with other information, please do not rely on it as being authorized by us.

GEORGIA COMMERCE BANCSHARES, INC.

3625 Cumberland Boulevard, Building 2, Atlanta, Georgia 33039

NOTICE OF SPECIAL MEETING OF SHAREHOLDERS

TO BE HELD ON [                    ], 2015

NOTICE IS HEREBY GIVEN that a special meeting of the holders of Voting Common Stock and Non-Voting Common Stock (which we refer to collectively as the “common stock”) of Georgia Commerce Bancshares, Inc. (“Georgia Commerce”) will be held at                     ,                     , at     :    .m., local time, on                     , 2015, for the following purposes:

(1)	For holders of shares of Georgia Commerce common stock: to consider and vote upon a proposal to approve the Agreement and Plan of Merger, dated December 7, 2014, by and between Georgia Commerce and IBERIABANK Corporation (the “merger agreement”), pursuant to which Georgia Commerce will merge with and into IBERIABANK Corporation, with IBERIABANK Corporation surviving the merger (the “merger”); and

(2)	For holders of shares of Georgia Commerce Voting Common Stock: to consider and vote upon a proposal to adjourn the special meeting to a later date or dates, if necessary, to permit further solicitation of proxies if there are not sufficient votes at the time of the special meeting to approve the merger agreement.

No other business may be conducted at the special meeting.

Only holders of Georgia Commerce common stock of record as of             p.m. on             , 2015, will be entitled to notice of and to vote at the special meeting and any adjournments thereof. The special meeting may be adjourned from time to time upon approval of holders of a majority of the voting shares of Georgia Commerce represented at the meeting without any notice other than by announcement at the meeting of the adjournment thereof, and any and all business for which notice is hereby given may be transacted at such adjourned meeting.

Your vote is very important. To ensure your representation at the special meeting of shareholders, please complete, execute and promptly mail your proxy card in the return envelope enclosed. This will not prevent you from voting in person, but it will help to secure a quorum and avoid added solicitation costs. Your proxy may be revoked at any time before it is voted by following the procedures described in the attached materials.

BY ORDER OF THE BOARD OF DIRECTORS

Mark W. Tipton
Atlanta, Georgia	Chairman and Chief Executive Officer
[ ], 2015

THE BOARD OF DIRECTORS OF GEORGIA COMMERCE UNANIMOUSLY RECOMMENDS THAT YOU VOTE “FOR” APPROVAL OF THE MERGER AGREEMENT AND THE OTHER PROPOSALS PRESENTED AT THE SPECIAL MEETING.

Holders of Georgia Commerce common stock have the right to dissent from the merger and obtain payment in cash of the appraised fair value of their Georgia Commerce shares under applicable provisions of the Georgia Business Corporation Code, or GBCC. In order for a holder of Georgia Commerce common stock to perfect his or her right to dissent, such holder must carefully follow the procedure set forth in the GBCC. A copy of the applicable statutory provisions of the GBCC is included as Appendix C to the accompanying proxy statement/prospectus, and a summary of these provisions can be found under the caption “Approval of The Merger-Dissenters’ Rights of Appraisal.”

PLEASE MARK, SIGN, DATE AND RETURN YOUR PROXY CARD PROMPTLY, WHETHER OR NOT YOU PLAN TO ATTEND THE SPECIAL MEETING OF SHAREHOLDERS.

PLEASE DO NOT SEND SHARE CERTIFICATES WITH THE PROXY CARD.

(i)

QUESTIONS AND ANSWERS ABOUT THE SPECIAL MEETING OF SHAREHOLDERS

The following are some questions that you may have regarding the merger and the special meeting, and brief answers to those questions. Georgia Commerce Bancshares, Inc., referred to herein as Georgia Commerce, and IBERIABANK Corporation advise you to read carefully the remainder of this proxy statement/prospectus because the information contained in this section does not provide all of the information that might be important to you with respect to the merger and the special meeting. Additional important information is also referred to under the caption “Where You Can Find More Information” on page     .

Q:	WHY AM I RECEIVING THIS PROXY STATEMENT/PROSPECTUS?

A:	Georgia Commerce is sending these materials to holders of its common stock, to help them decide how to vote their shares of Georgia Commerce common stock with respect to the proposal to approve the merger agreement and the merger and other matters to be considered at the special meeting.

This document constitutes both a proxy statement of Georgia Commerce and a prospectus of IBERIABANK Corporation. It is a proxy statement because the board of directors of Georgia Commerce is soliciting proxies using this document from its shareholders. It is a prospectus because IBERIABANK Corporation is offering shares of its common stock to Georgia Commerce shareholders as consideration to be provided in the merger.

Q.	WHAT ARE GEORGIA COMMERCE SHAREHOLDERS BEING ASKED TO VOTE UPON?

A.	Georgia Commerce is proposing to be acquired by IBERIABANK Corporation through certain merger transactions. As part of the overall transaction, the holders of Georgia Commerce common stock are being asked to consider and vote on the following proposals:

Proposal One: for holders of Georgia Commerce common stock to approve the merger agreement, pursuant to which Georgia Commerce will merge with and into IBERIABANK Corporation, with IBERIABANK Corporation being the surviving entity following the merger; and

Proposal Two: for holders of Georgia Commerce Voting Common Stock to approve the adjournment of the Georgia Commerce special meeting to a later date or dates, if the board of directors of Georgia Commerce determines it is necessary to permit solicitation of additional proxies if there are not sufficient votes at the time of the Georgia Commerce special meeting to constitute a quorum or to approve the merger agreement.

No other business may be conducted at the special meeting.

Q:	WHAT WILL HAPPEN IN THE MERGER?

A:	In the merger, Georgia Commerce will be merged with and into IBERIABANK Corporation, with IBERIABANK Corporation being the surviving entity and Georgia Commerce ceasing to exist. Immediately following the merger, Georgia Commerce Bank, the wholly owned commercial bank subsidiary of Georgia Commerce , will be merged with and into IBERIABANK, with IBERIABANK being the surviving bank and Georgia Commerce Bank ceasing to exist. Georgia Commerce Bank is a commercial bank headquartered in Atlanta, Georgia, and is a wholly owned subsidiary of Georgia Commerce. IBERIABANK is a commercial bank headquartered in Lafayette, Louisiana, and a wholly owned subsidiary of IBERIABANK Corporation.

For ease of reference: (i) the merger of Georgia Commerce with and into IBERIABANK Corporation is referred to in this proxy statement/prospectus as the “merger” and (ii) the merger of Georgia Commerce Bank with and into IBERIABANK is referred to in this proxy statement/prospectus as the “bank merger.”

Q:	WHAT WILL SHAREHOLDERS OF GEORGIA COMMERCE RECEIVE IN THE MERGER?

A:	If the merger agreement is approved at the special meeting and the merger is subsequently completed, on the effective date of the merger, each outstanding share of Georgia Commerce common stock will be converted into the right to receive shares of IBERIABANK Corporation common stock, as follows:

•	0.6134 of a share of IBERIABANK Corporation common stock for each share of Georgia Commerce common stock, which may be adjusted prior to the closing date of the merger as described in this proxy statement/prospectus, rounded to the nearest ten-thousandth of a share (the “Exchange Ratio”), and cash (without interest) payable with respect to any fractional share of IBERIABANK Corporation common stock; or

•	if the “Measurement Price” (defined below) is greater than $71.73 per share, then the Exchange Ratio will be adjusted to equal the quotient obtained by dividing $44.00 by the Measurement Price; or

•	if the Measurement Price is less than $58.69 per share, the Exchange Ratio will be adjusted to equal the quotient obtained by dividing $36.00 by the Measurement Price.

The term “Measurement Price” is defined in the merger agreement to be the arithmetic mean of the daily volume weighted average trading prices of IBERIABANK Corporation Common Stock on the NASDAQ Global Select Market (as calculated by Bloomberg Screen AQR) on each of the 20 trading days ending on the business day prior to the closing date of the merger.

The following table provides examples of how the Exchange Ratio and the value of the shares of IBERIABANK Corporation common stock actually received may change depending on the Measurement Price. The range of average prices set forth in the table has been included for representative purposes only. Neither Georgia Commerce nor IBERIABANK Corporation can assure you as to what the Measurement Price will be at or following the time of the exchange.

Hypothetical Measurement Price of IBERIABANK Corporation Common Stock	Exchange Ratio	Implied Merger Consideration Value Received in Exchange Per Georgia Commerce Share*
$77.00 $75.00 $73.00 $71.74	0.5714 0.5867 0.6027 0.6133	$44.00 $44.00 $44.00 $44.00
$71.73 $66.00 $65.21 $63.00 $58.69	0.6134 0.6134 0.6134 0.6134 0.6134	$44.00 $40.48 $40.00 $38.64 $36.00
$58.68 $56.00 $54.00 $52.00	0.6135 0.6429 0.6667 0.6923	$36.00 $36.00 $36.00 $36.00

*	Cash will be paid in lieu of any fractional share of IBERIABANK Corporation common stock.

The actual Measurement Price may be outside the range of the amounts set forth above, and as a result, the actual Exchange Ratio and the value of the merger consideration per share of IBERIABANK Corporation common stock may not be shown in the above table. However, even with such adjustments to the Exchange Ratio, the maximum value of the per share merger consideration to be received by a holder of Georgia Commerce common stock is $44.00, and the minimum value of the merger consideration is $36.00, for each share of Georgia Commerce common stock.

The hypothetical Measurement Price of IBERIABANK Corporation common stock ending on [                    ], 2015 was [$        ]. If this were the Measurement Price, you would receive [—] of a share of IBERIABANK Corporation common stock for each share of Georgia Commerce common stock owned by you. Before deciding how to vote, you should obtain more recent market price of IBERIABANK Corporation common stock, which trades on the NASDAQ Global Select Market under the symbol “IBKC.”

Q:	WHAT WILL HAPPEN TO OUTSTANDING GEORGIA COMMERCE STOCK OPTIONS ON THE MERGER DATE?

A:	In connection with the completion of the merger, each outstanding stock option to acquire shares of Georgia Commerce Voting Common Stock (a “stock option”) that is unexercised at the effective time of the merger will be cancelled in exchange for the right to receive a single lump sum cash payment. The aggregate cash payment for all of the stock options is currently estimated to be approximately [$ ] million, based upon the difference between (i) the product of the Exchange Ratio and a hypothetical Measurement Price of IBERIABANK Corporation common stock ending on [ , 2015] (the most recent practicable date before printing of this proxy statement/prospectus) of $ and (ii) a weighted average exercise price of $18.10 of the stock options. The amount paid to cancel the stock options will not reduce the merger consideration to be received by Georgia Commerce shareholders in the merger. See “Approval of the Merger—Options.”

Q:	WHAT WILL HAPPEN TO OUTSTANDING GEORGIA COMMERCE STOCK WARRANTS ON THE MERGER DATE?

A:	In connection with the completion of the merger, each outstanding warrant to acquire shares of Georgia Commerce Voting Common Stock (a “warrant”) that is unexercised at the effective time of the merger will be cancelled in exchange for the right to receive a single lump sum cash payment. The aggregate cash payment for all of the warrants is currently estimated to be approximately [$ ] million, based upon the difference between (i) the product of the Exchange Ratio and a hypothetical Measurement Price of IBERIABANK Corporation common stock ending on [ , 2015] of $ (the most recent practicable date before printing of this proxy statement/prospectus) of $ and (ii) the exercise price to purchase shares of Georgia Commerce Voting Common Stock of $24.75. The amount paid to cancel the warrants will not reduce the merger consideration to be received by Georgia Commerce shareholders in the merger. See “Approval of the Merger—Warrants.”

Q:	WHAT HAPPENS TO MY SHARES OF BROOKHAVEN BANK COMMON STOCK IF I HAVE NOT EXCHANGED THEM INTO GEORGIA COMMERCE COMMON STOCK PRIOR TO THE MERGER?

A:	On December 31, 2013, Georgia Commerce acquired Brookhaven Bank and Brookhaven Bank was merged into Georgia Commerce Bank. In accordance with the terms of the merger agreement between Brookhaven Bank and Georgia Commerce, each unexchanged share of Brookhaven Bank that was outstanding immediately prior to that merger was entitled to receive 0.404 of a share of Georgia Commerce Voting Common Stock and each fractional share was rounded up to the next highest whole share of Georgia Commerce common stock. If you have not surrendered your shares formerly representing Brookhaven Bank common stock for shares of Georgia Commerce common stock, you will not be entitled to receive the merger consideration described in this proxy statement/prospectus unless you do so.

Q:	WHAT ARE THE UNITED STATES FEDERAL TAX CONSEQUENCES OF THE MERGER TO GEORGIA COMMERCE SHAREHOLDERS?

A:

Generally, for United States federal income tax purposes, you will not recognize gain or loss as a result of the exchange of your shares of Georgia Commerce common stock pursuant to the merger, except for cash received in lieu of a fractional share of IBERIABANK Corporation common stock. WE RECOMMEND

THAT GEORGIA COMMERCE SHAREHOLDERS CONSULT THEIR OWN TAX ADVISORS FOR AN UNDERSTANDING OF THE TAX CONSEQUENCES THAT MAY BE PARTICULAR TO SUCH SHAREHOLDERS.

Q:	WHEN DO YOU EXPECT THE MERGER TO BE COMPLETED?

A:	IBERIABANK Corporation and Georgia Commerce currently expect to complete the merger in the first half of 2015, assuming all of the conditions to completion of the merger have been satisfied.

Q:	WILL I BE ABLE TO SELL THE SHARES OF IBERIABANK CORPORATION COMMON STOCK THAT I RECEIVE IN THE MERGER?

A:	Yes. The shares of IBERIABANK Corporation common stock to be issued in the merger will be registered under the Securities Act of 1933, as amended (the “Securities Act”), and listed for quotation on the NASDAQ Global Select Market.

Q.	WHAT DOES THE GEORGIA COMMERCE BOARD OF DIRECTORS RECOMMEND?

A.	The Georgia Commerce board of directors recommends that holders of common stock vote “FOR” approval of the merger agreement and “FOR” approval of the proposal to adjourn the special meeting, if necessary to solicit additional proxies in favor of adoption of the merger agreement.

Q:	WHAT DO I NEED TO DO NOW?

A:	After you have carefully read this document, indicate on your proxy card how you want your shares to be voted. Then sign and mail your proxy card in the enclosed prepaid return envelope as soon as possible. This will enable your shares to be represented and voted at the special meeting whether or not you attend. You may still attend the special meeting and vote in person even after you return the proxy card.

Q:	WHY IS MY VOTE IMPORTANT?

A:	The presence, in person or represented by proxy, of a majority of the outstanding shares of Georgia Commerce common stock entitled to vote constitutes a quorum. Shares represented at the meeting by proxies reflecting a vote on any proposal, including broker non-votes, will be counted as present for quorum purposes. Approval of the merger agreement requires the affirmative vote of a majority of the outstanding shares of Georgia Commerce common stock. Because the required vote to approve the merger agreement is based on the number of shares of Georgia Commerce common stock outstanding, an abstention or a failure to vote will have the same effect as a vote against the proposal to approve the merger agreement.

The proposal to approve the adjournment of the special meeting, if necessary, to solicit additional proxies to approve the merger agreement requires a majority of votes cast affirmatively or negatively by the holders of Georgia Commerce Voting Common Stock, without regard to broker non-votes or proxies marked “ABSTAIN” as to the matter.

Q:	IF MY BROKER HOLDS MY SHARES IN “STREET NAME,” WILL MY BROKER AUTOMATICALLY VOTE MY SHARES FOR ME?

A:	No. Banks, brokers or other nominees who hold shares of Georgia Commerce common stock in “street name” for customers who are the beneficial owners of such shares may not give a proxy to vote those customers’ shares in the absence of specific instructions from those customers. Shares of Georgia Commerce common stock present but not voted on any particular matter, or a “broker non-vote,” will be counted for the purpose of determining whether a quorum is present.

Q:	WHAT IF I FAIL TO INSTRUCT MY BROKER TO VOTE MY SHARES?

A:	A broker non-vote on a particular matter will be considered not present with respect to that matter and because approval of the merger agreement is based on the number of shares of Georgia Commerce common stock outstanding, a broker non-vote will have the same effect as a vote against these proposals.

Q:	CAN I ATTEND THE SPECIAL MEETING AND VOTE MY SHARES IN PERSON?

A:	Yes. All Georgia Commerce shareholders of record are invited to attend the special meeting. Shareholders of record can vote in person at the special meeting whether or not they have previously executed a proxy card. If a broker or other nominee holds your shares in street name, then you are not the shareholder of record, and you must ask your broker or other nominee how you can vote your shares at the special meeting.

Q:	CAN I CHANGE MY VOTE?

A:	Yes. If you do not own your shares in street name, you can change your vote after you have sent in your proxy card by:

•	providing written notice to the Secretary of Georgia Commerce;

•	submitting a new proxy card (any earlier proxies will be revoked automatically); or

•	attending the special meeting and voting in person (any earlier proxy will be revoked by your vote in person). However, simply attending the special meeting without voting will not revoke your proxy.

If you have instructed a broker or other nominee to vote your shares, you must follow your nominee’s directions to change your vote.

Q:	SHOULD I SEND IN MY STOCK CERTIFICATES NOW?

A:	Please do not send your stock certificates with your proxy card. Instructions for surrendering your Georgia Commerce stock certificates (including unexchanged certificates of Brookhaven Bank common stock) in exchange for the merger consideration will be sent to you later if the merger is completed.

Q:	WHOM SHOULD I CALL WITH QUESTIONS?

A:	You should direct any questions regarding the special meeting of shareholders or the merger to Deborah Evans, Corporate Secretary of Georgia Commerce, at (678) 631-1265.

SUMMARY

This summary highlights selected information included in this document and does not contain all of the information that may be important to you. You should read this entire document and its appendices and the other documents to which this document refers before you decide how to vote with respect to the merger agreement. In addition, this document incorporates by reference important business and financial information about IBERIABANK Corporation. For a description of this information, see “Where You Can Find More Information” on page     . You may obtain the information incorporated by reference into this document without charge by following the instructions in that section. Each item in this summary includes a page reference directing you to a more complete description of that item.

The Merger Agreement (Appendix A)

The terms and conditions of the merger by which Georgia Commerce will merge with and into IBERIABANK Corporation are contained in the Agreement and Plan of Merger by and between IBERIABANK Corporation and Georgia Commerce, dated December 7, 2014. A copy of this agreement is attached to this document as Appendix A. We encourage you to read this agreement carefully.

Parties to the Merger

IBERIABANK Corporation (pages      and     )

IBERIABANK

IBERIABANK Corporation, a Louisiana corporation, is the financial holding company for IBERIABANK, a Louisiana state banking corporation. As of December 31, 2014, IBERIABANK Corporation had total consolidated assets of $15.8 billion, total deposits of $12.5 billion and total shareholders’ equity of $1.9 billion.

The principal executive office of IBERIABANK Corporation is located at 200 West Congress Street, Lafayette, Louisiana 70501, and its telephone number is (337) 521-4003.

Georgia Commerce Bancshares, Inc. (pages      and     )

Georgia Commerce Bank

Georgia Commerce Bancshares, Inc., or Georgia Commerce, a Georgia corporation, is the bank holding company for Georgia Commerce Bank, a Georgia-chartered commercial bank. As of December 31, 2014, Georgia Commerce had total consolidated assets of $1.0 billion, total deposits of $858 million and shareholders’ equity of $103.5 million.

Georgia Commerce’s principal executive office is located at 3625 Cumberland Boulevard, Building 2, Atlanta, Georgia 30339, and its telephone number is (678) 631-1240.

What Georgia Commerce’s Shareholders will receive upon completion the Merger (page     )

If the merger agreement is approved at the special meeting and by regulators and the merger is subsequently completed, each outstanding share of Georgia Commerce common stock will be converted into the right to receive 0.6134 of a share of common stock of IBERIABANK Corporation and cash payment in lieu of any fractional share of IBERIABANK Corporation common stock. Under the terms of the merger agreement, if the arithmetic average of the daily volume weighted average trading price of IBERIABANK Corporation common stock on the NASDAQ Global Select Market (as calculated by Bloomberg Screen AQR) on each of the 20 trading days ending on the business day prior to the merger date (which we refer to as the “Measurement Price”) is greater than $71.73 then each share of Georgia Commerce common stock will be converted into the right to receive a number of shares of IBERIABANK Corporation common stock equal to the quotient obtained by dividing $44.00 by the Measurement Price. If the Measurement Price is less than $58.69, then each share of Georgia Commerce common stock will be converted into the right to receive a number of shares of IBERIABANK Corporation common stock equal to the quotient obtained by dividing $36.00 by the Measurement Price.

The total number of IBERIABANK Corporation shares you receive will therefore be equal to a fixed Exchange Ratio (based on the Measurement Price of IBERIABANK Corporation common stock) times the number of shares of Georgia Commerce common stock you own when the merger is completed. As noted above, this Exchange Ratio floats in the event that the Measurement Price of IBERIABANK Corporation common stock falls below or rises above specified limits during the specified measurement period prior to closing, as discussed in this proxy statement/prospectus. As a result of these limits, the value of the merger consideration to be received by Georgia Commerce shareholders will be a maximum of $44.00, and a minimum of $36.00, per share of Georgia Commerce common stock. IBERIABANK Corporation will not issue fractional shares. Instead, you will receive the value of any fractional share in cash.

For example, if the Measurement Price is $85.00, the adjusted Exchange Ratio would equal $44.00 divided by $85.00, or 0.5176. If you own 100 shares of Georgia Commerce common stock, you would receive 51 shares of IBERIABANK Corporation common stock and a cash payment instead of the 0.76 of a fractional share of IBERIABANK Corporation common stock that would remain after applying the Exchange Ratio. The cash to be received in lieu of the fractional share will be calculated by multiplying the fractional share by the Measurement Price. In that event, the aggregate value (based upon a Measurement Price of $85.00) of the stock consideration received would be $4,335.00 ($85.00 times 51 shares of IBERIABANK Corporation common stock) and the amount of cash paid in lieu of fractional shares would be $64.60 ($85.00 times 0.76), resulting in a total value of $4,399.60 or approximately $44.00 per share for each of the 100 shares of Georgia Commerce common stock owned in this example.

On the other hand, for example, if the Measurement Price is $55.00, the adjusted Exchange Ratio would equal $36.00 divided by $55.00, or 0.6545. If you own 100 shares of Georgia Commerce common stock, you would receive 65 shares of IBERIABANK Corporation common stock and a cash payment instead of the 0.45 of a fractional share of IBERIABANK Corporation common stock that would remain after applying the Exchange Ratio. The cash to be received in lieu of the fractional share will be calculated by multiplying the fractional share by the Measurement Price. In that event, the aggregate value (based upon a Measurement Price of $55.00) of the stock consideration received would be $3,575.00 ($55.00 times 65 shares of IBERIABANK Corporation common stock) and the amount of cash paid in lieu of fractional shares would be $24.75 ($55.00 times 0.45), resulting in a total value of $3,599.75, or approximately $36.00 per share for each of the 100 shares of Georgia Commerce common stock owned in this example.

What will happen to Outstanding Georgia Commerce Stock Options (page     )

Each outstanding Georgia Commerce stock option, that is unexercised immediately prior to consummation of merger, will be canceled in exchange for the right to receive a single lump sum cash payment from Georgia Commerce. The aggregate cash payment for all of currently outstanding stock options is estimated to be approximately [$—] million, which amount reflects the difference between the value of the merger consideration as of [                    ], 2015 (a hypothetical Measurement Price ending on the most recent practicable date before printing this proxy statement/prospectus) and the weighted average exercise price of the stock options. This payment will not reduce the amount of merger consideration to be received by the Georgia Commerce shareholders. The aggregate cash payment for all stock options will not be finalized until the day prior to the closing date, and therefore such payment may change subsequent to the date of this proxy statement/prospectus.

Material United States Federal Income Tax Consequences of the Merger (page     )

It is a condition to completion of the merger that IBERIABANK Corporation and Georgia Commerce receive legal opinions from each of Jones Walker LLP and Womble Carlyle Sandridge & Rice, LLP, respectively, to the effect that the merger will qualify as a tax-free reorganization within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended, or the Code, for United States federal income tax purposes. The opinion will not bind the Internal Revenue Service, which could take a different view.

Generally, for United States federal income tax purposes, you will not recognize gain or loss as a result of the exchange of your shares of Georgia Commerce common stock pursuant to the merger, except for cash received in lieu of a fractional share of IBERIABANK Corporation common stock. WE RECOMMEND THAT GEORGIA COMMERCE SHAREHOLDERS CONSULT THEIR OWN TAX ADVISORS FOR AN UNDERSTANDING OF THE TAX CONSEQUENCES THAT MAY BE PARTICULAR TO SUCH SHAREHOLDER.

You should read “Material United States Federal Income Tax Consequences of the Merger” starting on page      for a more complete discussion of the United States federal income tax consequences of the merger. Tax matters can be complicated and the tax consequences of the merger to you will depend on your particular tax situation. We strongly urge you to consult your tax advisor to fully understand the tax consequences of the merger to you.

Your Board of Directors Unanimously Recommends Shareholder Approval of the Merger Agreement (page     )

The board of directors of Georgia Commerce has unanimously approved the merger agreement. The board of directors of Georgia Commerce believes that the merger and the merger agreement are fair to and in the best interests of Georgia Commerce and its shareholders and unanimously recommends that holders of common stock vote “FOR” approval of the merger agreement.

Opinion of Georgia Commerce’s Financial Advisor (page      and Appendix B)

In connection with the merger, Georgia Commerce’s financial advisor, Keefe, Bruyette & Woods, Inc. (“KBW”), delivered a written opinion, dated December 7, 2014, to the Georgia Commerce board of directors as to the fairness, from a financial point of view and as of the date of the opinion, to the holders of Georgia Commerce common stock of the exchange ratio in the merger. The full text of the opinion, which describes the procedures followed, assumptions made, matters considered, and qualifications and limitations on the review undertaken by KBW in preparing the opinion, is attached as Appendix B to this document. The opinion was for the information of, and was directed to, the Georgia Commerce board (in its capacity as such) in connection with its consideration of the financial terms of the merger. The opinion did not address the underlying business decision of Georgia Commerce to engage in the merger or enter into the merger agreement or constitute a recommendation to the Georgia Commerce board in connection with the merger, and it does not constitute a recommendation to any holder of Georgia Commerce common stock or any shareholder of any other entity as to how to vote in connection with the merger or any other matter.

Special Meeting of Shareholders of Georgia Commerce (page     )

Georgia Commerce will hold a special meeting of its shareholders on [                    , 2015], at          p.m., local time, at [                    ]. At the special meeting of shareholders, holders of common stock will be asked to vote to approve the merger agreement and holders of Voting Common Stock will be asked to approve the adjournment of the special meeting to a later date or dates if the board of directors of Georgia Commerce determines it is necessary to permit solicitation of additional proxies if there are not sufficient votes at the time of the Georgia Commerce’s special meeting to constitute a quorum or to approve the merger agreement.

As described above, you may vote at the special meeting of shareholders if you owned shares of Georgia Commerce common stock at the close of business on the record date, [                    ], 2015. On that date, there were [—] shares of Georgia Commerce Voting Common Stock outstanding and [—] shares of Non-Voting Common Stock outstanding and entitled to vote at the special meeting of shareholders. You may cast one vote for each share of Georgia Commerce common stock you owned on the record date.

Even if you expect to attend the special meeting of shareholders, Georgia Commerce recommends that you promptly complete and return your proxy card in the enclosed return envelope.

Shareholder Votes Required (page     )

Approval of the merger agreement requires the affirmative vote of the holders of a majority of the outstanding shares of Georgia Commerce common stock voting together on the merger agreement. An abstention and a broker “non-vote” will be counted for purposes of determining a quorum. However, because approval of the merger agreement requires the affirmative vote of a majority of the Georgia Commerce common stock shares outstanding voting together on the merger agreement, an abstention and a broker non-vote will have the same effect as a vote against the merger agreement.

Approval of the proposal to adjourn the special meeting, if necessary, to solicit additional proxies requires at least a majority of Georgia Commerce Voting Common Stock votes cast affirmatively or negatively without regard to broker non-votes or proxies marked “ABSTAIN” as to that matter.

As of the record date, the directors of Georgia Commerce had or shared the right to vote [—] shares of Georgia Commerce Voting Common Stock and [—] shares of Georgia Commerce Non-Voting Common Stock entitled to vote at the special meeting of shareholders. This represents approximately [—]% of the total votes of shares of common stock entitled to be cast at the special meeting of shareholders on approval of the merger agreement and approximately [—]% of the votes entitled to be cast on the adjournment of the meeting. These individuals have agreed to vote their shares of common stock “FOR” adoption of the merger agreement, subject to certain limited exceptions.

Dissenters’ Rights of Appraisal (page     )

As a holder of Georgia Commerce common stock, you have the right under Georgia law to dissent from the merger and have the appraised fair value of your shares of Georgia Commerce common stock as of the date immediately preceding the effective date of the merger paid to you in cash. The appraised fair value may be more or less than the value of the shares of IBERIABANK Corporation common stock and cash shareholders of Georgia Commerce will receive for their Georgia Commerce shares in the merger.

Persons having beneficial interests in Georgia Commerce common stock held of record in the name of another person, such as a broker, bank or other nominee, must act promptly to cause the record holder to take the actions required under Georgia law to exercise their dissenter’s rights.

In order to dissent, you must carefully follow the requirements of the Georgia Business Corporation Code or the GBCC, including providing Georgia Commerce with a written objection to the merger prior to the special meeting that states that you will exercise your right to dissent if the Georgia Commerce shareholders approve the merger agreement and the merger is completed. The steps for perfecting your right of dissent are summarized

under the caption “—Dissenters’ Rights of Appraisal” on page     . The provisions of the GBCC pertaining to dissenters’ rights are attached to this proxy statement/prospectus as Appendix C, and the summaries of those provisions in this proxy statement/prospectus should be read in conjunction with, and are qualified by, those provisions of the GBCC.

If you intend to exercise dissenters’ rights, you should read the provisions of the GBCC governing dissenters’ rights carefully and consult with your own legal counsel. You should also remember that if you return a signed proxy card, but fail to provide instructions as to how your shares of Georgia Commerce common stock are to be voted, you will be considered to have voted in favor of the merger agreement. In that event, you will not be able to assert dissenters’ rights.

Interests of Georgia Commerce Management and Directors in the Merger (page     )

In considering the recommendation of the board of directors of Georgia Commerce to approve the merger, you should be aware that certain of the executive officers and directors of Georgia Commerce have financial and other interests in the merger that are in addition to their interests as Georgia Commerce shareholders.

Certain Georgia Commerce executive officers have rights to compensation in connection with the merger under existing Georgia Commerce compensatory arrangements.

In connection with the merger, IBERIABANK has entered into an employment agreement with Mark W. Tipton, Chairman and Chief Executive Officer of Georgia Commerce, pursuant to which Mr. Tipton will become Executive Vice President and Georgia Regional President of IBERIABANK for a period of three years following the merger date. IBERIABANK has also entered into an employment agreement with Rodney L. Hall, President and Chief Lending Officer of Georgia Commerce, pursuant to which Mr. Hall will become Executive Vice President and Atlanta Market President of IBERIABANK for a period of three years following the merger date.

Georgia Commerce will purchase a continuation of its current director and officer liability insurance coverage for a period of up to six years after the merger for acts and omissions occurring before the merger. IBERIABANK Corporation has also agreed to indemnify the officers and directors of Georgia Commerce for six years following the merger with respect to matters occurring at or prior to the merger.

The directors of Georgia Commerce have been invited to become advisory directors of the Atlanta Market Advisory Board of IBERIABANK following the merger, and have agreed not to affiliate with any other financial institution serving the current markets of Georgia Commerce for two years after consummation of the merger, except for any such affiliations existing of the date of the support agreement.

The vesting of all Georgia Commerce stock options will be accelerated, and all outstanding and unexercised Georgia Commerce stock options at the merger date will become fully vested and exchanged for a cash payment on the merger date in accordance with the merger agreement. Based upon a hypothetical Measurement Price of [$        ] ending on [                    , 2015] (the most recent practicable date before printing of this proxy statement/prospectus), the aggregate payment to be made for all the stock options is estimated to be approximately [$—] million. This payment will not reduce the value of merger consideration to be received by the shareholders of Georgia Commerce. The aggregate cash payment for all stock options will not be finalized until the day prior to the closing date of the merger, and therefore such payment may change subsequent to the date of this proxy statement/prospectus.

For a more complete discussion of these interests, please read the section titled “Approval of the Merger—Interests of Georgia Commerce Officers and Directors in the Merger” beginning on page     .

Regulatory Approvals Required for the Merger (page     )

The Board of Governors of the Federal Reserve System, or the Federal Reserve Board, the Louisiana Office of Financial Institutions, and the Georgia Department of Banking and Finance must each approve the merger. IBERIABANK Corporation filed the required applications in December 2014. In February 2015, IBERIABANK Corporation received approval of the merger and the bank merger from the Federal Reserve Board, the Louisiana Office of Financial Institution and the Georgia Department of Banking and Finance.

Conditions to the Merger (page     )

Completion of the merger depends on a number of conditions being satisfied or waived, including the following:

•	Georgia Commerce shareholders must have approved the merger agreement by the requisite vote in accordance with the merger agreement and the GBCC;

•	holders of not more than 10% of the Georgia Commerce common stock shall have exercised their statutory dissenters rights;

•	the receipt by IBERIABANK Corporation and Georgia Commerce of opinions from Jones Walker LLP and Womble Carlyle Sandridge & Rice, LLP to the effect that for United States federal income tax purposes the merger will be treated as a reorganization within the meaning of Section 368(a) of the Code;

•	the registration statement covering the IBERIABANK Corporation shares to be issued pursuant to the merger agreement shall have become effective under the Securities Act of 1933 and no stop order for the registration statement shall have been issued and no proceedings for that purpose shall have been initiated by the SEC;

•	all requisite regulatory approvals and consents must have been obtained on terms and conditions that would not reasonably be expected to restrict or burden IBERIABANK Corporation in a manner that would have a “purchaser material adverse effect” (as defined in the Agreement), and all waiting periods required by law must have expired;

•	no event shall have occurred or circumstance arisen that, individually or in the aggregate, has had a material adverse effect on either IBERIABANK Corporation or Georgia Commerce;

•	the absence of any order by a court, or similar action by a regulatory authority or other governmental entity that enjoins or prohibits the merger;

•	the shares of IBERIABANK Corporation common stock to be issued in the merger must be authorized for quotation on NASDAQ; and

•	certain other conditions customary for agreements of this sort, such as the accuracy of representations and warranties subject to the materiality standards set forth in the merger agreement and the compliance in all material respects with all agreements between the parties and deliver of specified certificate.

We cannot be certain when, or if, the conditions to the merger will be satisfied or waived or whether or not the merger will be completed.

No Solicitation (page     )

Georgia Commerce has agreed, subject to certain limited exceptions, not to initiate discussions with another party regarding a business combination with such other party while the merger agreement with IBERIABANK Corporation is pending.

Termination of the Merger Agreement (page     )

IBERIABANK Corporation and Georgia Commerce may mutually agree at any time to terminate the merger agreement without completing the merger, even if the Georgia Commerce shareholders have approved it. Also, either party may decide, without the consent of the other party, to terminate the merger agreement under specified circumstances, including if the merger is not consummated by November 30, 2015, if the conditions precedent to such party’s obligations to close are not satisfied and such breach cannot be or has not been cured within the applicable cure period.

Termination Fee (page     )

If the merger is terminated pursuant to specified situations in the merger agreement, Georgia Commerce may be required to pay a termination fee to IBERIABANK Corporation of up to $7.6 million depending on the circumstances under which the merger agreement is terminated. Georgia Commerce agreed to this termination fee arrangement in order to induce IBERIABANK Corporation to enter into the merger agreement. The termination fee requirement may discourage other parties from trying or proposing to combine with Georgia Commerce before the merger is completed.

Differences in Rights of Shareholders (page     )

The rights of Georgia Commerce shareholders after the merger who continue as IBERIABANK Corporation shareholders will be governed by Louisiana law. After the merger is completed, the articles of incorporation and bylaws of IBERIABANK Corporation, rather than the articles of incorporation and bylaws of Georgia Commerce, will govern your rights as a shareholder. The different shareholder rights are explained more fully in “Comparison of Shareholders’ Rights” on page     .

Acquisition of Florida Bank Group, Inc.

On February 28, 2015, Florida Bank Group, Inc., the holding company of Tampa-based Florida Bank, merged with and into IBERIABANK Corporation. Immediately thereafter on February 28, 2015, Florida Bank merged with and into IBERIABANK.

Under the terms of the agreement, holders of Florida Bank Group, Inc. common stock received 0.149 of a share of IBERIABANK Corporation common stock for each share of Florida Bank Group, Inc. common stock, plus cash in lieu of any fractional share interest, based on the measurement price of IBERIABANK Corporation common stock prior to the closing date of the merger of $62.63. On the closing date, IBERIABANK Corporation’s stock issuance was valued at approximately $47.1 million, which included the conversion of 80 thousand shares of Florida Bank Group, Inc. convertible preferred stock into approximately 2.5 million shares of Florida Bank Group, Inc. common stock. In addition, Florida Bank Group, Inc. shareholders also received a fixed cash payment of $7.81 per common share of then outstanding Florida Bank Group, Inc. common stock, including shares of preferred stock that converted to common shares in the merger. The aggregate cash consideration for Florida Bank Group, Inc. common stock outstanding on the closing date totaled approximately $39.4 million, and the aggregate cash consideration for Florida Bank Group, Inc. stock options outstanding totaled approximately $3.5 million. See page 22 for Unaudited Selected Historical Consolidated Financial and Other Data of Florida Bank Group, Inc.

Pending Acquisition of Old Florida Bancshares, Inc.

On October 27, 2014, IBERIABANK Corporation and Old Florida Bancshares, Inc. announced the signing of a definitive agreement for IBERIABANK Corporation to acquire Old Florida Bancshares, Inc., the holding company of Orlando-based Old Florida Bank and New Traditions Bank. The transaction was approved by the board of directors of each of IBERIABANK Corporation and Old Florida Bancshares, Inc. and is expected to close in the first quarter of 2015. Completion of the transaction is subject to customary closing conditions, including receipt of required regulatory approvals and approval of Old Florida Bancshares, Inc.’s shareholders.

Under the terms of the agreement, holders of Old Florida Bancshares, Inc. common stock will receive 0.34 of a share of IBERIABANK Corporation common stock for each share of Old Florida Bancshares, Inc. common stock, plus cash in lieu of any fractional share interest. The exchange ratio is subject to possible adjustment based on the measurement price of IBERIABANK Corporation common stock prior to the closing date of the merger. On the date of announcement, the stock issuance was valued at approximately $238 million in the aggregate, based on approximately 10.9 million shares of Old Florida Bancshares, Inc. common stock outstanding at the closing and the closing price of IBERIABANK Corporation common stock on October 24, 2014 of $64.13, and assuming the conversion of approximately 333 thousand shares of convertible preferred stock into shares of Old Florida Bancshares, Inc. common stock and the cash out of all stock options outstanding on the announcement date. Based on a closing stock price of $64.13, the cash value for all outstanding stock options on the announcement date would have totaled approximately $21.3 million. See page 20 for Unaudited Selected Historical Consolidated Financial and Other Data of Old Florida Bancshares, Inc.

Accounting Treatment (page     )

The merger will be accounted for in accordance with accounting standards for business combinations under U.S. generally accepted accounting principles.

Comparative Market Prices and Share Information (page     )

IBERIABANK Corporation common stock is traded on the NASDAQ Global Select Market under the symbol “IBKC.” Shares of Georgia Commerce common stock are not publicly traded. The following table shows the last closing sale prices of IBERIABANK Corporation common stock as reported on the NASDAQ Global Select Market, as of December 5, 2014 (the last trading day before we announced the merger and on [                    , 2015]), the latest practicable date prior to mailing this proxy statement/prospectus. The table also presents the equivalent value of the merger consideration per share on December 5, 2014 and on [                    , 2015]. The equivalent value per share of Georgia Commerce common stock on such dates is calculated by multiplying the closing price of IBERIABANK Corporation on those dates by 0.6134, which represents the Exchange Ratio.

	IBERIABANK CORPORATION	GEORGIA COMMERCE COMMON STOCK		GEORGIA COMMERCE EQUIVALENT PER SHARE VALUE
At December 5, 2014	$65.21	$22.03	(1)	$40.00	(2)
At [ ], 2015	[—]	$ [—](3)		[—]	(4)

(1)	Represents the unaudited book value per share of Georgia Commerce common stock as of September 30, 2014.
(2)	Represents the per share merger consideration to a Georgia Commerce shareholder as of December 5, 2014.
(3)	Represents the book value per share of Georgia Commerce common stock as of December 31, 2014.
(4)	Represents the per share merger consideration to a Georgia Commerce shareholder as of [ , 2015]. Under the terms of the merger agreement, the minimum value of the merger consideration to be received per share of Georgia Commerce common stock is $[ ].

SELECTED HISTORICAL CONSOLIDATED FINANCIAL AND OTHER DATA OF IBERIABANK CORPORATION

The following tables set forth selected historical consolidated financial and other data of IBERIABANK Corporation for the periods and at the dates indicated. The information in the tables is derived in part from, and should be read together with, the audited consolidated financial statements and notes thereto included in IBERIABANK Corporation’s Annual Report on Form 10-K for the year ended December 31, 2014, which is incorporated herein by reference. The selected historical financial and other data was not audited, but in the opinion of management of IBERIABANK Corporation, represents all adjustments necessary for a fair presentation. All of these adjustments are normal and recurring.

	December 31,(1)
(Dollars in thousands, except per share data)	2014	2013	2012	2011	2010
Balance Sheet Data
Total assets	$15,758,605	$13,365,550	$13,129,678	$11,757,928	$10,026,766
Cash and cash equivalents	548,095	391,396	970,977	573,296	337,778
Loans, net of unearned income	11,441,044	9,492,019	8,498,580	7,388,037	6,035,332
Investment securities	2,275,813	2,090,906	1,950,066	1,997,969	2,019,814
Goodwill and other intangible assets, net	548,130	425,442	429,584	401,888	263,925
Deposits	12,520,525	10,737,000	10,748,277	9,289,013	7,915,106
Borrowings	1,248,996	961,043	726,422	848,276	652,579
Shareholders’ equity	1,852,849	1,530,980	1,529,868	1,482,661	1,303,457
Book value per share(2)	55.39	51.40	51.88	50.48	48.50
Tangible book value per share(2)(4)	39.11	37.17	37.34	36.80	38.68

	Years Ended December 31,
(Dollars in thousands, except per share data)	2014	2013	2012	2011	2010
Income Statement Data
Interest income	$504,815	$437,197	$445,200	$420,327	$396,371
Interest expense	44,704	46,953	63,450	82,069	114,744

Net interest income	460,111	390,244	381,750	338,258	281,627
Provision for loan losses	19,060	5,145	20,671	25,867	42,451

Net interest income after provision for loan losses	441,051	385,099	361,079	312,391	239,176
Non-interest income	173,628	168,958	175,997	131,859	133,890
Non-interest expense	474,479	473,085	432,185	373,731	304,249

Income before income taxes	140,200	80,972	104,891	70,519	68,817
Income taxes	34,750	15,869	28,496	16,981	19,991

Net income	$105,450	$65,103	$76,395	$53,538	$48,826

Earnings per share—basic	3.32	2.20	2.59	1.88	1.90
Earnings per share—diluted	3.30	2.20	2.59	1.87	1.88
Cash dividends per share	1.36	1.36	1.36	1.36	1.36

	At or For the Years Ended December 31,
	2014	2013	2012	2011	2010

Key Ratios(3)
Return on average assets	0.72%	0.50%	0.63%	0.49%	0.47%
Return on average common equity	6.17	4.26	5.05	3.77	3.91
Return on average tangible equity(4)	9.05	6.20	7.21	5.30	5.27
Equity to assets at end of period	11.76	11.45	11.65	12.61	13.00
Earning assets to interest-bearing liabilities	135.15	132.74	127.62	121.74	119.27
Interest rate spread(5)	3.40	3.26	3.43	3.34	2.84
Net interest margin (TE)(5)(6)	3.51	3.38	3.58	3.51	3.05
Non-interest expense to average assets	3.24	3.64	3.57	3.43	2.95
Efficiency ratio(7)	74.87	84.60	77.49	79.50	73.22
Tangible efficiency ratio (TE) (Non-GAAP)(6)(7)	72.63	82.08	74.91	76.71	70.43
Common stock dividend payout ratio	42.03	62.11	52.50	73.61	74.75

Asset Quality Data(8)
Nonperforming assets to total assets at end of period(9)	0.41%	0.61%	0.69%	0.86%	0.91%
Allowance for credit losses to nonperforming loans at end of period(9)	246.26	175.26	150.57	132.98	122.59
Allowance for credit losses to total loans at end of period	0.91	0.95	1.10	1.40	1.40

Consolidated Capital Ratios
Tier 1 leverage capital ratio	9.36%	9.70%	9.70%	10.45%	11.24%
Tier 1 risk-based capital ratio	11.18	11.57	12.92	14.94	18.48
Total risk-based capital ratio	12.31	12.82	14.19	16.20	19.74

(1)	2010 Balance Sheet, Income Statement, and Asset Quality Data, as well as Key Ratios and Consolidated Capital Ratios, are impacted by IBERIABANK Corporations’s acquisition of Sterling on July 23, 2010. The same data for 2011 is impacted by IBERIABANK Corporations’ acquisitions of OMNI Bancshares, Inc. and Cameron Bancshares, Inc. on May 31, 2011 and Florida Trust Company on June 14, 2011. 2012 data is impacted by IBERIABANK Corporation’s acquisition of Florida Gulf Bancorp, Inc. on July 31, 2012. 2014 data is impacted by IBERIABANK Corporation’s acquisitions of certain assets and liabilities of Trust One Bank (Memphis Operations) on January 17, 2014, Teche Holding Company on May 31, 2014, and First Private Holdings, Inc. on June 30, 2014.
(2)	Shares used for book value purposes are net of shares held in treasury at the end of the period.
(3)	With the exception of end-of-period ratios, all ratios are based on average daily balances during the respective periods.
(4)	Tangible calculations eliminate the effect of goodwill and acquisition-related intangible assets and the corresponding amortization expense on a tax-effected basis where applicable.
(5)	Interest rate spread represents the difference between the weighted average yield on earning assets and the weighted average cost of interest-bearing liabilities. Net interest margin represents net interest income as a percentage of average earning assets.
(6)	Fully taxable equivalent (TE) calculations include the tax benefit associated with related income sources that are tax-exempt using a marginal tax rate of 35%.
(7)	The efficiency ratio represents noninterest expense as a percentage of total revenues. Total revenues is the sum of net interest income and noninterest income.
(8)	Asset quality data is presented for IBERIABANK Corporation’s legacy loan portfolio, which excludes all acquired loans.
(9)	Nonperforming loans consist of nonaccruing loans and loans 90 days or more past due. Nonperforming assets consist of nonperforming loans and repossessed assets.

UNAUDITED SELECTED HISTORICAL CONSOLIDATED FINANCIAL AND OTHER DATA OF

GEORGIA COMMERCE BANCSHARES, INC.

The following tables set forth unaudited selected historical consolidated financial and other data of Georgia Commerce Bancshares, Inc. and subsidiaries for the periods and at the dates indicated. The information in the tables is derived in part from the audited financial statements of Georgia Commerce Bancshares, Inc. for the years ended December 31, 2010 to 2014. The selected historical financial and other data was not audited, but in the opinion of management of Georgia Commerce Bancshares, Inc. represents all adjustments necessary for a fair presentation.

(Dollars in thousands, except per share data)	At or For The Years Ended December 31,
	2014	2013	2012	2011	2010
Balance Sheet Data
Total assets	$1,019,676	$937,373	$728,339	$628,779	$395,802

Cash and cash equivalents	90,922	107,593	100,997	33,708	74,728
Loans receivable	745,963	651,410	460,216	420,733	291,894
Investment securities	142,487	124,349	108,198	91,667	17,321
Goodwill and other intangibles	7,959	8,403	367	—	—
Deposit accounts	857,962	799,769	623,494	551,363	320,621
Borrowings	56,204	29,656	25,748	27,748	25,748
Shareholders’ equity	103,540	93,503	76,255	47,762	48,629
Common book value per share	$22.48	$20.30	$21.36	$19.25	$17.91
Tangible common book value per share	$20.76	$18.48	$21.26	$19.25	$17.91

Income Statement Data
Interest income	$45,790	$33,794	$33,856	$24,145	$16,969
Interest expense	3,933	4,052	5,016	4,757	3,779

Net interest income	41,857	29,743	28,840	19,388	13,190
Provision (credit) for loan Losses	1,584	1,612	8,137	4,478	2,725

Net interest income after provision for loan losses	40,273	28,130	20,703	14,910	10,465

Non-interest income	2,694	741	9,930	6,533	773
Non-interest expense	29,210	25,152	24,600	16,312	8,026

Income (loss) before taxes	13,757	3,719	6,032	5,131	3,213
Income tax expense	5,212	1,536	2,274	1,950	1,229

Net income	$8,545	$2,183	$3,759	$3,181	$1,984

Earnings (loss) per share—Basic	$1.86	$0.56	$1.44	$1.30	$1.40
Earnings (loss) per share—Diluted	1.76	0.53	1.23	1.11	1.06
Cash dividends per share	—	—	—	—	—

(Dollars in thousands, except per share data)	At or For The Years Ended December 31,
	2014	2013	2012	2011	2010
Key Ratios
Return on average assets	0.88%	0.29%	0.57%	0.71%	0.58%
Return on average common Equity	8.59	2.79	7.13	6.82	6.12
Return on average tangible Equity	9.37	2.80	7.18	6.82	6.12
Equity to assets at end of Period	10.15	9.97	10.47	7.60	12.29
Earning assets to interest bearing liabilities	131.95	127.27	116.86	117.36	117.47
Interest rate spread	4.54	4.21	4.82	4.24	3.83
Net interest margin (TE)	4.68	4.37	4.97	4.43	4.03
Non-interest expense to average assets	2.99	3.35	3.75	3.66	2.33
Efficiency ratio	65.56	82.51	63.45	62.93	57.48
Tangible efficiency ratio (TE) (Non-GAAP)	64.46	82.35	63.27	62.93	57.48
Common stock dividend payout ratio	—	—	—	—	—

Asset Quality Data
Non-performing assets to total assets at end of period	1.77%	2.65%	6.90%	9.00%	4.57%
Allowance for credit losses to non-performing loans	81.74	28.07	19.29	13.00	54.42
Allowance for credit losses to total loans at end of period	1.00	1.07	2.10	1.75	1.83

Consolidated Capital Ratios
Tier 1 leverage capital ratio	10.47%	12.64%	11.88%	8.84%	11.96%
Tier 1 risk-based ratio	13.30	13.55	17.49	13.47	14.44
Total risk-based capital ratio	14.25	14.55	18.75	14.73	15.69

UNAUDITED SELECTED HISTORICAL CONSOLIDATED FINANCIAL AND OTHER DATA OF

OLD FLORIDA BANCSHARES, INC.

The following tables set forth unaudited selected historical consolidated financial and other data of Old Florida Bancshares, Inc. and subsidiaries for the periods and at the dates indicated. The information in the tables is derived in part from the audited financial statements of Old Florida Bancshares, Inc. for the years ended December 31, 2010 to 2014. The selected historical financial and other data was not audited, but in the opinion of management of Old Florida Bancshares, Inc., represents all adjustments necessary for a fair presentation.

	At or For Years Ended December 31,
(Dollars in thousands, except per share data)	2014	2013	2012	2011	2010
Balance Sheet Data
Total assets	$1,365,204	$1,340,600	$682,682	$595,360	$446,639
Cash and cash equivalents	192,815	254,257	61,258	58,268	74,236
Loans receivable, net	1,059,325	919,169	495,298	399,742	319,900
Investments	67,187	121,277	95,040	106,112	27,373
Goodwill and other intangibles	5,531	6,111	404	404	404
Deposit accounts	1,205,484	1,188,091	600,339	512,437	368,167
Borrowings	7,588	12,736	2,218	9,426	8,389
Shareholders’ equity	150,131	136,508	79,196	72,896	69,406
Book value per share	$13.74	$12.53	$11.38	$10.46	$9.96
Tangible book value per share	$13.24	$11.97	$11.32	$10.40	$9.90

Income Statement Data
Interest income	$53,957	$34,345	$30,526	$4,324	$17,535
Interest expense	3,784	3,232	3,023	3,876	3,935

Net interest income	50,173	31,113	27,503	20,448	13,600
Provision for loan losses	1,222	320	1,176	2,137	2,340

Net interest income after provision for loan losses	48,951	30,793	26,327	18,311	11,260
Noninterest income	3,719	4,422	3,659	2,125	4,369
Noninterest expense	32,544	23,823	20,141	18,131	13,392

Income (loss) before income taxes	20,126	11,392	9,845	2,305	2,237
Income taxes	7,835	3,712	3,441	(650)	625
Minority interest, net of tax	131	179	95	58	45

Net income (loss)	$12,160	$7,501	$6,309	$2,897	$1,567
Earnings per share—basic	$1.12	$0.99	$0.91	$0.42	$0.23
Earnings per share—diluted	NA	NA	NA	NA	NA
Cash dividends per share	NA	NA	NA	NA	NA

	At or For Years Ended December 31,
(Dollars in thousands, except per share data)	2014	2013	2012	2011	2010
Key Ratios
Return on average assets	0.89%	0.83%	1.00%	0.56%	0.56%
Return on average common equity	8.57%	8.00%	8.40%	4.07%	3.93%
Return on average tangible equity	8.88%	8.08%	8.45%	4.09%	3.97%
Equity to assets at end of period	10.99%	10.18%	11.60%	12.24%	15.54%
Earning assets to interest-bearing liabilities	139.34%	135.92%	134.69%	130.58%	124.09%
Interest rate spread	3.84%	3.5%	4.58%	4.09%	3.34%
Net interest margin (TE)	3.97%	3.71%	4.75%	4.30%	3.78%
Non-interest expense to average assets	2.38%	2.63%	3.20%	3.48%	3.59%
Efficiency ratio	60.39%	67.04%	64.64%	80.32%	74.53%
Tangible Efficiency ratio (TE) (Non- GAAP)	59.31%	66.77%	64.63%	80.32%	74.53%
Common stock dividend payout ratio	NA	—	—	—	—

Asset Quality Data
Nonperforming assets to total assets	1.06%	1.20%	1.76%	1.82%	3.00%
Allowance for loan losses to nonperforming loans	127.51%	87.79%	94.70%	88.48%	55.49%
Allowance for loan losses to gross loans	0.84%	1.06%	1.70%	1.82%	2.04%

Consolidated Capital Ratios
Tier 1 capital ratio	10.25%	9.92%	11.80%	10.17%	13.19%
Tier 1 risk-based ratio	12.22%	12.46%	13.57%	12.86%	15.00%
Total risk-based capital ratio	12.98%	13.40%	14.82%	14.11%	16.21%

UNAUDITED SELECTED HISTORICAL CONSOLIDATED FINANCIAL AND OTHER DATA OF

FLORIDA BANK GROUP, INC.

The following tables set forth unaudited selected historical consolidated financial and other data of Florida Bank Group, Inc. and subsidiaries for the periods and at the dates indicated. The information in the tables is derived in part from the audited financial statements of Florida Bank Group, Inc. for the years ended December 31, 2010 to 2014. The selected historical financial and other data was not audited, but in the opinion of management of Florida Bank Group, Inc., represents all adjustments necessary for a fair presentation.

	At and For Years Ended December 31,
(Dollars in thousands, except per share data)	2014	2013	2012	2011	2010
Balance Sheet Data
Total assets	$571,428	$536,400	$610,429	$729,391	$838,408
Cash and cash equivalents	76,127	53,977	57,235	76,538	40,301
Loans receivable	319,403	337,087	392,099	479,885	592,875
Investment securities	111,073	123,519	129,029	149,226	177,451
Goodwill and other intangibles	41,935	0	0	0	0
Deposit accounts	403,612	408,026	498,577	610,355	712,504
Borrowings	60,000	67,700	67,700	67,700	67,700
Shareholders’ equity	105,145	56,971	40,716	47,036	53,607
Book value per share(1)	32.50	13.55	68.35	113.92	229.19
Tangible book value per share(1)	15.53	13.55	68.35	113.92	229.19

Income Statement Data
Interest income	$18,635	$19,898	$25,226	$32,701	$37,976
Interest expense	2,835	3,442	7,576	12,118	15,840

Net interest income	15,800	16,456	17,651	20,584	22,136
Provision (credit) for loan losses	(2,917)	1,767	4,465	15,962	28,190

Net interest income after provision for loan losses	18,717	14,689	13,186	4,622	(6,054)
Non-interest income (loss)	1,959	(249)	1,559	(347)	3,083
Non-interest expense	17,008	18,412	20,236	22,116	27,879

Income (loss) before income taxes	3,668	(3,972)	(5,491)	(17,841)	(30,850)
Income taxes (credit)	42,799	(1,215)	(322)	690	(23,684)

Net income (loss)	$46,467	$(5,187)	$(5,813)	$(17,151)	$(54,534)

Earnings (loss) per share—basic(1)	$18.85	$(5.15)	$(34.66)	$(128.56)	$(389.79)
Earnings (loss) per share—diluted(1)	8.60	(5.14)	(34.66)	(128.56)	(389.79)
Cash dividends per share	0	0	0	0	0

(1)	Restated for 2013 reverse stock split of 100:1.

	At and For the Years Ended December 31,
	2014	2013	2012	2011	2010
Key Ratios
Return on average assets	8.76%	(0.92)%	(0.87)%	(2.19)%	(6.34)%
Return on average common equity	116.69	(25.77)	(39.31)	(79.95)	(68.24)
Return on average tangible equity	116.69	(25.77)	(39.31)	(79.95)	(68.24)
Equity to assets at end of period	18.40	10.62	6.67	6.45	6.39
Earning assets to interest-bearing liabilities	85.84	112.49	114.21	115.60	117.08
Interest rate spread	3.56	3.33	2.71	2.48	2.43
Net interest margin (TE)	3.47	3.42	2.88	2.73	2.76
Non-interest expense to average assets	3.21	3.26	3.04	2.82	3.24
Efficiency ratio	95.77	113.60	105.34	109.29	110.55
Tangible efficiency ratio (TE) (Non-GAAP)	95.77	113.60	105.34	109.29	110.55
Common stock dividend payout ratio	—	—	—	—	—

Asset Quality Data
Nonperforming assets to total assets at end of period	0.38%	1.44%	4.71%	6.41%	7.68%
Allowance for credit losses to nonperforming loans at end of period	446.99	209.17	68.21	48.69	36.51
Allowance for credit losses to total loans at end of period	2.13	2.52	2.92	4.06	3.51

Consolidated Capital Ratios
Tier 1 leverage capital ratio	12.95%	10.66%	5.66%	5.4%	0.46%
Tier 1 risk-based ratio	19.87	17.27	8.65	8.32	9.75
Total risk-based capital ratio	21.13	18.54	11.23	19.71	11.02

UNAUDITED COMPARATIVE PER COMMON SHARE DATA

The below presentation summarizes the unaudited per share information for IBERIABANK Corporation, Georgia Commerce, Florida Bank Group, Inc. and Old Florida Bancshares, Inc. on a historical, pro forma, pro forma combined and equivalent pro forma basis. You should read this information in conjunction with the historical financial statements (and related notes) contained in the annual and quarterly reports and other documents IBERIABANK Corporation has filed with the Securities and Exchange Commission and the selected consolidated financial and other data in this proxy statement/prospectus. See “Selected Historical Consolidated Financial and Other Data of IBERIABANK Corporation,” “Unaudited Selected Historical Consolidated Financial and Other Data of Old Florida Bancshares, Inc.,” “Unaudited Selected Historical Consolidated Financial and Other Data of Florida Bank Group, Inc.,” “Unaudited Selected Historical Consolidated Financial and Other Data of Georgia Commerce Bancshares, Inc.” and “Where You Can Find More Information.”

The following table reflects the mergers of IBERIABANK Corporation, Georgia Commerce, Florida Bank Group, Inc. and Old Florida Bancshares, Inc. as if the mergers had taken place as of the beginning of the earliest period presented using the acquisition method of accounting.

The per share data is unaudited and is not necessarily indicative of the operating results that IBERIABANK Corporation would have achieved had it completed the mergers as of the beginning of the periods presented and should not be considered as representative of future operations.

	As of and for the Year Ended December 31, 2014(4)	As of and for the Year Ended December 31, 2013(4)
Earnings (Loss) Per Common Share
Basic
IBERIABANK Corporation historical	$3.32	$2.20

Florida Bank Group historical	$18.85	$(5.15)
IBERIABANK Corporation—Florida Bank Group pro forma(1)	$4.68	$2.01
Equivalent pro forma for one share of Florida Bank Group common stock(2)	$0.70	$0.30

Old Florida historical	$1.12	$0.99
IBERIABANK Corporation—Old Florida pro forma(1)	$3.31	$2.26
Equivalent pro forma for one share of Old Florida common stock(2)	$1.13	$0.76

Georgia Commerce historical	$1.86	$0.56
IBERIABANK Corporation—Georgia Commerce pro forma(1)	$3.29	$2.10
Equivalent pro forma for one share of Georgia Commerce(2)	$2.02	$1.29

Pro forma combined(3)	$4.48	$1.98
Georgia Commerce shareholder(3)	$2.75	$1.22

Diluted
IBERIABANK Corporation historical	$3.30	$2.20

Florida Bank Group historical	$8.60	$(5.14)
IBERIABANK Corporation—Florida Bank Group pro forma(1)	$4.66	$2.01
Equivalent pro forma for one share of Florida Bank Group common stock(2)	$0.69	$0.30

Old Florida historical	$1.12	$0.99
IBERIABANK Corporation—Old Florida pro forma(1)	$3.30	$2.25
Equivalent pro forma for one share of Old Florida common stock(2)	$1.12	$0.76

	As of and for the Year Ended December 31, 2014(4)	As of and for the Year Ended December 31, 2013(4)

Georgia Commerce historical	$1.76	$0.53
IBERIABANK Corporation—Georgia Commerce pro forma(1)	$3.28	$2.09
Equivalent pro forma for one share of Georgia Commerce(2)	$2.01	$1.28

Pro forma combined(3)	$4.47	$1.97
Georgia Commerce shareholder(3)	$2.74	$1.21

Cash Dividends Declared Per Common Share
IBERIABANK Corporation historical	$1.36	$1.36

Florida Bank Group historical	$—	$—
IBERIABANK Corporation—Florida Bank Group pro forma(1)	$1.36	$1.36
Equivalent pro forma for one share of Florida Bank Group common stock(2)	$0.20	$0.20

Old Florida historical	$—	$—
IBERIABANK Corporation—Old Florida pro forma(1)	$1.36	$1.36
Equivalent pro forma for one share of Old Florida common stock(2)	$0.46	$0.46

Georgia Commerce historical	$—	$—
IBERIABANK Corporation—Georgia Commerce pro forma(1)	$1.36	$1.36
Equivalent pro forma for one share of Georgia Commerce(2)	$0.83	$0.83

Pro forma combined(3)	$1.36	$1.36
Georgia Commerce shareholder(3)	$0.83	$0.83

Book Value Per Common Share
IBERIABANK Corporation historical	$55.39	$51.40

Florida Bank Group historical	$32.50	$13.55
IBERIABANK Corporation—Florida Bank Group pro forma(1)	$56.96	$54.20
Equivalent pro forma for one share of Florida Bank Group common stock(2)	$8.49	$8.08

Old Florida historical	$13.74	$12.53
IBERIABANK Corporation—Old Florida pro forma(1)	$57.41	$57.74
Equivalent pro forma for one share of Old Florida common stock(2)	$19.52	$19.63

Georgia Commerce historical	$22.48	$20.30
IBERIABANK Corporation—Georgia Commerce pro forma(1)	$56.54	$54.86
Equivalent pro forma for one share of Georgia Commerce(2)	$34.68	$33.65

Pro forma combined(3)	$60.19	$56.14
Georgia Commerce shareholder(3)	$36.92	$34.44

	As of and for the Year Ended December 31, 2014(4)	As of and for the Year Ended December 31, 2013(4)
Tangible Book Value Per Common Share
IBERIABANK Corporation historical	$39.11	$37.17

Florida Bank Group historical	$15.53	$13.55
IBERIABANK Corporation—Florida Bank Group pro forma(1)	$40.48	$39.51
Equivalent pro forma for one share of Florida Bank Group common stock(2)	$6.03	$5.89

Old Florida historical	$13.24	$11.97
IBERIABANK Corporation—Old Florida pro forma(1)	$39.09	$39.95
Equivalent pro forma for one share of Old Florida common stock(2)	$13.29	$13.58

Georgia Commerce historical	$20.76	$18.48
IBERIABANK Corporation—Georgia Commerce pro forma(1)	$38.64	$38.16
Equivalent pro forma for one share of Georgia Commerce(2)	$23.70	$23.41

Pro forma combined(3)	$40.41	$38.14
Georgia Commerce shareholder(3)	$24.79	$23.40

(1)	Amounts are calculated using the following exchange ratios (where IBERIABANK Corporation is 1): IBERIABANK Corporation—Florida Bank Group 0.149; IBERIABANK Corporation—Old Florida 0.34; IBERIABANK Corporation—Georgia Commerce 0.6134.
(2)	The equivalent pro forma information shows the effect of the respective merger from the perspective of a holder of common stock and assumes the following immediately prior to consummation of the respective merger: (a) the full conversion of Florida Bank Group Series D and Series E Preferred Stock into Florida Bank Group common stock and the conversion of the shares of Old Florida Series A Preferred Stock into Old Florida common stock and (b) the conversion of the respective warrants of Florida Bank Group and Georgia Commerce to common stock of the respective companies. Amounts are calculated using the following exchange ratios (where IBERIABANK Corporation is 1):

IBERIABANK Corporation—Florida Bank Group 0.149

IBERIABANK Corporation—Old Florida 0.34

IBERIABANK Corporation—Georgia Commerce 0.6134

(3)	Pro forma combined amounts include IBERIABANK Corporation, Old Florida, Florida Bank Group and Georgia Commerce, and show the historical pro forma combined per share effect of the three mergers from the perspective of a shareholder of Georgia Commerce.
(4)	The tangible book values per share assume purchase price and accounting adjustments as follows:

	Florida Bank Group		Old Florida		Georgia Commerce
	As of December 31, 2014	As of December 31, 2013	As of December 31, 2014	As of December 31, 2013	As of December 31, 2014	As of December 31, 2013
Purchase Accounting Adjustments:
Assumed Purchase Price	$89,422,898	$89,422,898	$261,520,437	$261,520,437	$198,189,648	$198,189,648
Change in Control Payments and Retention Payments	(1,000,000)	(1,000,000)	(5,800,000)	(5,800,000)	(2,400,000)	(2,400,000)
Valuation Adjustments	(8,255,295)	(7,211,168)	6,327,497	1,586,830	7,574,934	(1,265,600)
Tax Adjustments	(15,417,988)	26,515,244	(2,404,449)	(602,995)	(1,966,475)	1,392,928

RISK FACTORS

In addition to the other information contained in or incorporated by reference into this proxy statement/prospectus, including without limitation, IBERIABANK Corporation’s Annual Report on Form 10-K for the year ended December 31, 2013, and subsequent Quarterly Reports on Form 10-Q, you should carefully consider the following risk factors in deciding whether to vote to approve the merger agreement.

Risks Associated with the Merger

Fluctuations in the trading price of IBERIABANK Corporation common stock outside of certain ranges will change the number of shares of IBERIABANK Corporation common stock that you receive in the merger.

If the Measurement Price of IBERIABANK Corporation common stock is greater than or equal to $58.69 or less than or equal to $71.73 per share during the measurement period, the Exchange Ratio will equal 0.6134 of a share of IBERIABANK Corporation common stock for each share of Georgia Commerce common stock. Within that range of values, the number of shares of IBERIABANK Corporation stock you will receive will not change, although the value of the shares received will vary with the market price for IBERIABANK Corporation common stock. However, if the Measurement Price is outside of this range, the Exchange Ratio will be adjusted. If the Measurement Price is greater than $71.73, then the number of IBERIABANK Corporation shares you will receive as merger consideration will equal the quotient obtained by dividing $44.00 by such Measurement Price. If the Measurement Price is less than $58.69, then the number of shares you will receive will equal the quotient obtained by dividing $36.00 by such Measurement Price. Outside of these Measurement Prices, the implied value per share of Georgia Commerce common stock will be fixed at $44.00 at the top of the range and $36.00 at the bottom of the range.

The market price of IBERIABANK Corporation’s common stock at the time the merger is completed may vary from the price of IBERIABANK Corporation’s common stock on the date the merger agreement was executed, on the date of this proxy statement/prospectus and/or on the date of the Georgia Commerce special meeting as a result of various factors that are beyond the control of IBERIABANK Corporation and Georgia Commerce, including but not limited to general market and economic conditions, changes in our respective businesses, operations and prospects, and regulatory considerations. In addition to the approval of the merger agreement by Georgia Commerce shareholders, completion of the merger is subject to satisfaction of other conditions that may not occur until after the Georgia Commerce special meeting. Therefore, at the time of the Georgia Commerce special meeting you will not know or be able to calculate the precise value of the consideration you will receive at the effective time of the merger. You should obtain current market quotations for shares of IBERIABANK Corporation common stock, which are listed on the NASDAQ Global Select Market under the symbol “IBKC,” before you vote.

After the merger, the market value of IBERIABANK Corporation common stock may decrease and be lower than the Measurement Price of IBERIABANK Corporation’s common stock that was used in calculating the Exchange Ratio in the merger.

For additional information, see “Approval of the Merger—Conversion of Georgia Commerce Common Stock” on page    .

The price of IBERIABANK Corporation’s common stock might decrease after the merger.

The value of the shares of IBERIABANK Corporation’s common stock you will receive in the merger in exchange for your shares of Georgia Commerce common stock will increase or decrease as the market price for IBERIABANK Corporation’s common stock changes. During the twelve-month period ended on [                    , 2015] (the most recent practicable date before the printing of the proxy statement/prospectus), the price of IBERIABANK Corporation’s common stock varied from a low of $[—] to a high of $[—], and ended that period at $[—]. The market value of IBERIABANK Corporation’s common stock fluctuates based upon general market and economic conditions, IBERIABANK Corporation’s business and prospects and other factors.

The market price of IBERIABANK Corporation’s common stock after the merger may be affected by factors different from those affecting the shares of Georgia Commerce or IBERIABANK Corporation currently.

Upon completion of the merger, holders of Georgia Commerce common stock will become holders of IBERIABANK Corporation common stock. IBERIABANK Corporation’s business differs from that of Georgia Commerce, and, accordingly, the results of operations of the combined company and the market price of the combined company’s shares of common stock may be affected by factors different from those currently affecting the results of operations of each of IBERIABANK Corporation and Georgia Commerce. For a discussion of the businesses of IBERIABANK Corporation and Georgia Commerce and of certain factors to consider in connection with those businesses, see the documents incorporated by reference or described elsewhere in this proxy statement/prospectus.

The integration of the operations of IBERIABANK Corporation and Georgia Commerce may be more difficult than anticipated.

The success of the merger will depend on a number of factors, including (but not limited to) IBERIABANK Corporation’s ability to:

•	timely and successfully integrate the operations of IBERIABANK Corporation and Georgia Commerce;

•	retain key employees of IBERIABANK Corporation and Georgia Commerce;

•	maintain existing relationships with depositors in Georgia Commerce Bank to minimize withdrawals of deposits prior to and subsequent to the merger;

•	maintain and enhance existing relationships with borrowers to limit unanticipated losses from loans of Georgia Commerce;

•	control the incremental non-interest expense from IBERIABANK Corporation to maintain overall operating efficiencies;

•	retain and attract qualified personnel at IBERIABANK Corporation;

•	compete effectively in the communities served by IBERIABANK Corporation and Georgia Commerce and in nearby communities; and

•	manage effectively its growth resulting from the merger.

Acquisitions or mergers entail risks that could negatively affect the operations of IBERIABANK Corporation.

Acquisitions and mergers, particularly the integration of companies that have previously been operated separately, involves a number of risks, including, but not limited to:

•	the time and costs associated with identifying and evaluating potential acquisition or merger partners;

•	difficulties in assimilating operations of the acquired institution and implementing uniform standards, controls, procedures and policies;

•	exposure to asset quality problems of the acquired institution;

•	IBERIABANK Corporation’s ability to finance an acquisition and maintain adequate regulatory capital;

•	diversion of management’s attention from the management of daily operations;

•	risks and expenses of entering new geographic markets;

•	potential significant loss of depositors or loan customers from the acquired institution;

•	loss of key employees of the acquired institution; and

•	exposure to undisclosed or unknown liabilities of an acquired institution.

Any of these acquisition risks could result in unexpected losses or expenses and thereby reduce the expected benefits of the acquisition. Also, IBERIABANK Corporation may issue equity securities, including common stock, preferred stock and securities convertible into common stock in connection with future acquisitions, which could cause ownership and economic dilution to the current shareholders of IBERIABANK Corporation (or to the shareholders of IBERIABANK Corporation at that time). Prior to the completion of the pending acquisition, IBERIABANK Corporation and Georgia Commerce operated as separate entities. IBERIABANK Corporation’s failure to successfully integrate these and future acquisitions and/or manage its growth could adversely affect its business, results of operations, financial condition and future prospects.

The mergers with Georgia Commerce, Florida Bank Group, Inc. and Old Florida Bancshares, Inc. may distract management of IBERIABANK Corporation from its other responsibilities.

The acquisitions of Georgia Commerce, Florida Bank Group, Inc. and Old Florida Bancshares, Inc. could cause the management of IBERIABANK Corporation to focus its time and energies on matters related to those acquisitions that otherwise would be directed to the business and operations of IBERIABANK Corporation. Any such distraction on the part of management, if significant, could affect its ability to service existing business and develop new business and adversely affect the business and earnings of IBERIABANK Corporation.

Holders of Georgia Commerce Voting Common Stock will have less influence as shareholders of IBERIABANK Corporation than as shareholders of Georgia Commerce.

Holders of Georgia Commerce Voting Common Stock currently have the right to vote in the election of the board of directors of Georgia Commerce and on other matters affecting Georgia Commerce. If the merger closes and giving effect to the pending acquisitions of Florida Bank Group, Inc. and Old Florida Bancshares, Inc., the shareholders of Georgia Commerce as a group will own approximately [—]% of IBERIABANK Corporation. When the merger occurs, each shareholder that receives shares of IBERIABANK Corporation common stock will become a shareholder of IBERIABANK Corporation with a percentage ownership of the combined organization much smaller than such shareholder’s percentage ownership of Georgia Commerce. Because of this, prior holders of Georgia Commerce Voting Common Stock will have less influence on the management and policies of IBERIABANK Corporation than they now have on the management and policies of Georgia Commerce.

Certain officers and directors of Georgia Commerce have interests in the merger that differ from the interests of non-director or non-management shareholders.

Some of the officers and directors of Georgia Commerce have interests in the merger that are in addition to their interests as shareholders of Georgia Commerce generally. These interests exist because of, among other things, existing employment and change in control severance agreements with Georgia Commerce and Georgia Commerce Bank, employment agreements and a change in control severance agreements that the Chairman and Chief Executive Officer of Georgia Commerce and the President and Chief Lending Officer of Georgia Commerce each entered into with IBERIABANK, ownership of stock options and rights to indemnification and officers and directors insurance for a limited time (at current levels) following the merger. IBERIABANK and directors of Georgia Commerce have entered into support agreements pursuant to which directors have been invited to join IBERIABANK’s Atlanta Advisory Board following the merger, and to receive a fee of $500 per advisory board meeting attended. Georgia Commerce ’s directors have agreed not to affiliate with any board of directors or advisory board of any other financial institution serving each for two years after consummation of the merger. Although the members of each of the IBERIABANK Corporation and Georgia Commerce board of directors knew about these additional interests and considered them when they approved the merger agreement and the merger, you should be aware of them and understand that some of the directors and officers of Georgia Commerce will receive payments in connection with the merger that you will not receive. See “Approval of the Merger—Interests of Certain Executive Officers and Directors in the Merger” on page    .

The fairness opinion received by the Georgia Commerce board of directors from Georgia Commerce’s financial advisor prior to the signing of the merger agreement does not reflect changes in circumstances since the date of such opinion.

Prior to execution of the merger agreement, the Georgia Commerce board of directors received a fairness opinion from Georgia Commerce’s financial advisor, KBW. Georgia Commerce has not obtained an updated fairness opinion as of the date of this proxy statement/prospectus. Changes in the operations and prospects of Georgia Commerce or IBERIABANK Corporation, general market and economic conditions and other factors that may be beyond the control of Georgia Commerce and IBERIABANK Corporation may alter the value of Georgia Commerce or IBERIABANK Corporation, or the prices of shares of Georgia Commerce common stock or IBERIABANK Corporation common stock by the time the special meeting takes place or by the time the merger is completed. KBW’s opinion does not speak as of the time the merger will be completed or as of any date other than the date of such opinion. Because Georgia Commerce does not anticipate asking its financial advisor to update its opinion, the December 7, 2014 opinion does not address the fairness of the merger consideration, from a financial point of view, at the time the merger is completed. The opinion is included as Appendix B to this proxy statement/prospectus. For a description of the opinion that Georgia Commerce received from its financial advisor, please refer to “Approval of the Merger—Opinion of Georgia Commerce’s Financial Advisor” on page     . For a description of the other factors considered by Georgia Commerce ’s board of directors in determining to approve the merger, please refer to “Approval of the Merger—Georgia Commerce’s Reasons for the Merger; Recommendation of the Georgia Commerce Board of Directors” on page    .

If the merger does not constitute a reorganization within the meaning of Section 368(a) of the Code, then Georgia Commerce shareholders will be responsible for payment of United States federal income taxes.

The U.S. Internal Revenue Service, or IRS, may determine that the merger does not qualify as a reorganization within the meaning of Section 368(a) of the Code. In that case, each Georgia Commerce shareholder would recognize a gain or loss equal to the difference between (i) the fair market value of the IBERIABANK Corporation common stock and cash in lieu received by the shareholder in the merger and (ii) the shareholder’s adjusted tax basis in the shares of Georgia Commerce common stock exchanged therefore.

The merger will not be completed unless important conditions are satisfied.

Specified conditions set forth in the merger agreement must be satisfied or waived to complete the merger. If the conditions are not satisfied or waived, to the extent permitted by law or stock exchange rules, the merger will not occur or will be delayed and each of IBERIABANK Corporation and Georgia Commerce may lose some or all of the intended benefits of the merger. The following conditions, in addition to other closing conditions, must be satisfied or waived, if permissible, before IBERIABANK Corporation and Georgia Commerce are obligated to complete the merger:

•	Georgia Commerce shareholders must have approved the merger agreement by the requisite vote in accordance with the merger agreement and the GBCC;

•	holders of not more than 10% of the Georgia Commerce common stock shall have exercised their statutory dissenters rights;

•	the receipt by IBERIABANK Corporation and Georgia Commerce of opinions from Jones Walker LLP and Womble Carlyle Sandridge & Rice, LLP to the effect that for United States federal income tax purposes the merger will be treated as a reorganization within the meaning of Section 368(a) of the Code;

•	the registration statement covering the IBERIABANK Corporation shares to be issued pursuant to the merger agreement shall have become effective under the Securities Act of 1933 and no stop order for the registration statement shall have been issued and no proceedings for that purpose shall have been initiated by the SEC;

•	all requisite regulatory approvals and consents must have been obtained on terms and conditions that would not reasonably be expected to restrict or burden IBERIABANK Corporation in a manner that would have a “purchaser material adverse effect” (as defined in the merger agreement), and all waiting periods required by law must have expired;

•	no event shall have occurred or circumstance arisen that, individually or in the aggregate, has had a material adverse effect on either IBERIABANK Corporation or Georgia Commerce;

•	the absence of any order by a court, or similar action by a regulatory authority or other governmental entity that enjoins or prohibits the merger;

•	the shares of IBERIABANK Corporation common stock to be issued in the merger must be authorized for quotation on NASDAQ; and

•	certain other conditions customary for agreements of this sort, such as the accuracy of representations and warranties subject to the materiality standards set forth in the merger agreement and the compliance in all material respects with all agreements between the parties and deliver of specified certificate.

Termination of the merger agreement could negatively impact Georgia Commerce.

If the merger agreement is terminated, there may be various consequences. For example, Georgia Commerce’s businesses may have been impacted adversely by the failure to pursue other beneficial opportunities due to the focus of management on the merger, without realizing any of the anticipated benefits of completing the merger. Also, Georgia Commerce will have incurred substantial expenses in connection with this contemplated transaction without realizing the benefits of the merger. If the merger agreement is terminated and Georgia Commerce’s board of directors seeks another merger or business combination, Georgia Commerce’s shareholders cannot be certain that Georgia Commerce will be able to find a party willing to pay the equivalent or greater consideration than that which IBERIABANK Corporation has agreed to pay in the merger. In addition, if the merger agreement is terminated under certain circumstances, including circumstances involving a change in recommendation by Georgia Commerce’s board of directors, Georgia Commerce may be required to pay IBERIABANK Corporation a termination fee of up to $7.6 million depending on the circumstances under which the merger agreement is terminated.

The termination fee and the restrictions on solicitation contained in the merger agreement may discourage other companies from trying to acquire Georgia Commerce.

Until the completion of the merger, with some exceptions, Georgia Commerce is prohibited from soliciting, initiating, encouraging or participating in any discussion of or otherwise considering any inquiries, proposals or offers that may lead to an acquisition proposal, such as a merger or other business combination transaction, with any person other than IBERIABANK Corporation. In addition, Georgia Commerce has agreed to pay a termination fee to IBERIABANK Corporation in specified circumstances. These provisions could discourage other companies from trying to acquire Georgia Commerce even though those other companies might be willing to offer greater value to Georgia Commerce shareholders than IBERIABANK Corporation has agreed to pay.

Georgia Commerce will be subject to business uncertainties and contractual restrictions while the merger is pending.

Uncertainty about the effect of the merger on employees and customers may have an adverse effect on Georgia Commerce. These uncertainties may impair Georgia Commerce’s ability to attract, retain and motivate strategic personnel until the merger is consummated, and could cause customers and others that deal with Georgia Commerce to seek to change existing business relationships with Georgia Commerce. Experienced employees in the financial services industry are in high demand, and competition for their talents can be intense. Employees of Georgia Commerce may experience uncertainty about their future roles with the surviving corporation until, or even after, strategies with regard to the combined company are announced or executed. If strategic Georgia Commerce employees depart because of personal issues relating to the uncertainty and difficulty of integration or a desire not to remain with the surviving corporation, Georgia Commerce’s business following the merger could be harmed. In addition, the merger agreement restricts Georgia Commerce from making certain acquisitions and taking other specified actions until the merger occurs without the consent of IBERIABANK Corporation. These restrictions may prevent Georgia Commerce from pursuing attractive business opportunities that may arise prior to the completion of the merger. See “Approval of the Merger—Conduct of Business Pending the Merger” on page     .

GEORGIA COMMERCE BANCSHARES, INC. SPECIAL MEETING

Georgia Commerce is mailing this proxy statement/prospectus to you as a Georgia Commerce shareholder on or about [                    ], 2015. With this document, Georgia Commerce is sending you a notice of the Georgia Commerce special meeting of shareholders and a form of proxy that is solicited by the Georgia Commerce board of directors. The special meeting will be held on [                    ,] 2015 at    :00 p.m., local time, at [                    ] located at [                    ].

Matters to be Considered

Holders of common stock will be asked to vote on a proposal to approve the merger agreement, pursuant to which Georgia Commerce will be merged with and into IBERIABANK Corporation.

Holders of Voting Common Stock will also be asked to vote on a proposal to adjourn or postpone the special meeting of shareholders, if necessary, to solicit additional proxies to approve the merger agreement.

Proxy Card, Revocation of Proxy

You should complete and return the proxy card accompanying this document to ensure that your vote is counted at the special meeting of shareholders, regardless of whether you plan to attend. You can revoke your proxy at any time before the vote is taken at the special meeting by:

•	submitting written notice of revocation to the Secretary of Georgia Commerce;

•	submitting a properly executed proxy bearing a later date before the special meeting of shareholders; or

•	voting in person at the special meeting of shareholders. However, simply attending the special meeting without voting will not revoke an earlier proxy.

If your shares are held in street name, you should follow the instructions you receive from your broker in order to direct your broker how to vote and you should also follow the instructions of your broker regarding revocation of proxies.

All shares represented by valid proxies that are not revoked will be voted in accordance with your instructions on the proxy card. If you sign your proxy card, but make no specification on the card as to how you want your shares voted, your proxy card will be voted, as appropriate, “FOR” approval of the merger agreement, and “FOR” approval of any proposal by management to adjourn the special meeting if necessary to solicit additional proxies. No other matter may be presented for action at the special meeting.

Solicitation of Proxies

The cost of solicitation of proxies will be borne by Georgia Commerce. Georgia Commerce will reimburse brokerage firms and other custodians, nominees and fiduciaries for reasonable expenses incurred by them in sending proxy materials to the beneficial owners of common stock. In addition to solicitations by mail, our directors, officers and regular employees may solicit proxies personally or by telephone without additional compensation.

Record Date

The close of business on [                    ,] 2015 has been fixed as the record date for determining the Georgia Commerce shareholders entitled to receive notice of and to vote at the special meeting of shareholders. At that time, [—] shares of Georgia Commerce Voting Common Stock were outstanding, and held by approximately [—] holders of record, and [—] shares of Georgia Commerce Non-Voting Common Stock were outstanding and held by approximately [—] holders of record.

Voting Rights, Quorum Requirements and Vote Required

The presence, in person or by properly executed proxy, of the holders of a majority of the outstanding shares of Georgia Commerce common stock, is necessary to constitute a quorum at the special meeting of shareholders.

Approval of the merger agreement requires the affirmative vote of the holders of a majority of the outstanding shares of Georgia Commerce Voting Common Stock and Non-Voting Common Stock, voting together. Holders of Georgia Commerce common stock outstanding on the record date constitute the Georgia Commerce voting group entitled to vote on the merger agreement at the special meeting. An abstention will be counted for purposes of a quorum. A broker non-vote also will be counted for purposes of determining a quorum. However, because the required vote to approve the merger agreement is based on the number of shares of Georgia Commerce common stock outstanding, a failure to vote, an abstention or a broker non-vote will have the same effect as a vote against the proposal to approve the merger agreement.

Approval of the proposal to adjourn the special meeting, if necessary, for the purpose of soliciting additional proxies, requires a majority of votes cast affirmatively or negatively by holders of Georgia Commerce Voting Common Stock without regard to broker non-votes and proxies marked “ABSTAIN” as to the matter.

As of the record date, directors of Georgia Commerce had or shared the right to vote [—] Shares of Georgia Commerce Voting Common Stock and [—] shares of Georgia Commerce Non-Voting Common Stock entitled to vote at the special meeting of shareholders. This represents approximately [—]% of the total votes of shares of stock entitled to be cast at the special meeting on approval of the merger agreement, and approximately [—]% of the votes entitled to be cast on adjournment of the meeting. These individuals have entered into support agreements pursuant to which they have agreed to vote “FOR” approval of the merger agreement, subject to certain limited exceptions.

Recommendation of the Board of Directors

The Georgia Commerce board of directors has unanimously approved the merger agreement and the transactions contemplated by the merger agreement. The board of directors believes that the merger agreement is fair to Georgia Commerce shareholders and is in the best interest of Georgia Commerce and its shareholders and recommends that you vote “FOR” the approval of the merger agreement. See “Approval of the Merger— Georgia Commerce’s Reasons for the Merger; Recommendation of the Georgia Commerce Board of Directors” on page     .

The board of directors also recommends that holders of Voting Common Stock vote “FOR” a proposal to adjourn or postpone the special meeting, if necessary to solicit additional proxies to approve the merger agreement.

APPROVAL OF THE MERGER

The description of the merger and the merger agreement contained in this proxy statement/prospectus describes the material terms of the merger agreement; however, it does not purport to be complete. It is qualified in its entirety by reference to the merger agreement, which is attached to this proxy statement/prospectus (without exhibits) as Appendix A hereto and incorporated herein by reference.

General

Pursuant to the merger agreement, Georgia Commerce will merge with and into IBERIABANK Corporation, with IBERIABANK Corporation as the surviving entity. Each share of Georgia Commerce common stock will be converted into the right to receive 0.6134 of a share of IBERIABANK Corporation common stock. This Exchange Ratio is subject to adjustment depending on the Measurement Price of IBERIABANK Corporation common stock. If the Measurement Price is greater than $71.73 per share, each outstanding share of Georgia Commerce common stock will be converted into the right to receive a number of shares of IBERIABANK Corporation common stock equal to the quotient obtained by dividing $44.00 by such Measurement Price. If the Measurement Price is less than $58.69 per share, each share of Georgia Commerce common stock will be converted into the right to receive a number of shares of IBERIABANK Corporation common stock equal to the quotient obtained by dividing $36.00 by the Measurement Price. Cash will be paid in lieu of any fractional share of IBERIABANK Corporation common stock. See “Conversion of Georgia Commerce Common Stock” below.

As a result of the merger, the separate corporate existence of Georgia Commerce will cease and IBERIABANK Corporation will succeed to all the rights and be responsible for all the obligations of Georgia Commerce. In the merger, IBERIABANK Corporation will acquire all of the outstanding shares of common stock of Georgia Commerce Bank. Georgia Commerce Bank will then merge with and into IBERIABANK, as a result of which, the separate corporate existences of Georgia Commerce Bank will cease. Upon consummation of the merger, the board of directors and executive officers of each of IBERIABANK Corporation and IBERIABANK shall consist of those persons serving as directors and executive officers of IBERIABANK Corporation and IBERIABANK, respectively, prior to the merger.

The Parties

IBERIABANK Corporation. IBERIABANK Corporation, a Louisiana corporation, is the financial holding company for IBERIABANK, a wholly owned Louisiana-chartered commercial bank subsidiary, both headquartered in Lafayette, Louisiana. The principal business of IBERIABANK Corporation is conducted through IBERIABANK. IBERIABANK operates full service bank branch offices in its market areas throughout Louisiana, Texas, Arkansas, Alabama, Tennessee and Florida. IBERIABANK provides a variety of financial services to individuals and businesses throughout its service area. Primary deposit products are checking, savings and certificate of deposit accounts and primary lending products are consumer, commercial and mortgage loans. IBERIABANK also offers discount brokerage services through a wholly owned subsidiary. IBERIABANK Corporation’s common stock trades on the NASDAQ Global Select Market under the symbol “IBKC.” At December 31, 2014, IBERIABANK Corporation had total unaudited consolidated assets of $15.7 billion, total unaudited deposits of $12.5 billion and total unaudited shareholders’ equity of $1.8 billion.

Georgia Commerce. Georgia Commerce Bancshares, Inc., or Georgia Commerce, a Georgia corporation, is the bank holding company for Georgia Commerce Bank, a wholly owned Georgia-chartered commercial bank headquartered in Atlanta, Georgia. Georgia Commerce Bank has nine bank branch offices in the Atlanta market. As of December 31, 2014, Georgia Commerce had total assets, deposits and equity of approximately $1.0 billion, 858 million and $103.5 million, respectively.

Conversion of Georgia Commerce Common Stock

If the merger agreement is approved and the merger is subsequently completed, on the effective date of the merger, each outstanding share of Georgia Commerce common stock will be converted into the right to receive shares of IBERIABANK Corporation common stock. The Exchange Ratio (the precise number of shares of IBERIABANK Corporation common stock to be received for each share of Georgia Commerce common stock) will depend on the Measurement Price of the IBERIABANK Corporation common stock. The term Measurement Price is defined in the merger agreement to be the arithmetic average of the daily volume weighted average trading prices of IBERIABANK Corporation common stock on the NASDAQ Global Select Market (as calculated by Bloomberg Screen AQR) on each of the 20 trading days ending on the business day prior to the closing date of the merger. The Exchange Ratio will be:

•	0.6134 of a share of IBERIABANK Corporation common stock for each share of Georgia Commerce common stock, and cash (without interest) payable with respect to any fractional share of IBERIABANK Corporation common stock if the Measurement Price is greater than or equal to $58.69 or equal to or less than $71.73; or

•	if the Measurement Price is greater than $71.73 per share, then the Exchange Ratio will be adjusted to equal the quotient obtained by dividing $44.00 by the Measurement Price, and cash (without interest) payable with respect to any fractional share of IBERIABANK Corporation common stock; or

•	if the Measurement Price is less than $58.69 per share, then the Exchange Ratio will be adjusted to equal the quotient obtained by dividing $36.00 by the Measurement Price, and cash (without interest) payable with respect to any fractional share of IBERIABANK Corporation common stock.

The following table provides examples of how the Exchange Ratio and the value of the merger consideration may change depending on the Measurement Price of the IBERIABANK Corporation common stock. The range of Measurement Prices set forth in the table has been included for representative purposes only. Neither Georgia Commerce nor IBERIABANK Corporation can assure you as to what the market price of the IBERIABANK Corporation common stock to be issued in the merger will be at or following the time of the exchange.

Hypothetical Measurement Price of IBERIABANK Corporation Common Stock	Exchange Ratio	Implied Merger Consideration Value Received in Exchange Per Georgia Commerce Share*
$77.00	0.5714	$44.00
$75.00	0.5867	$44.00
$73.00	0.6027	$44.00
$71.74	0.6133	$44.00
$71.73	0.6134	$44.00
$66.00	0.6134	$40.48
$65.21	0.6134	$40.00
$63.00	0.6134	$38.64
$58.69	0.6134	$36.00
$58.68	0.6135	$36.00
$56.00	0.6429	$36.00
$54.00	0.6667	$36.00
$52.00	0.6923	$36.00

*	Cash will be paid in lieu of any fractional share of IBERIABANK Corporation common stock.

The examples above are illustrative only. The number of shares you receive for each of your shares of Georgia Commerce common stock will be based on the actual Measurement Price. The actual Measurement

Price may be outside the range of the amounts set forth above, and as a result, the actual Exchange Ratio and implied value of the merger consideration per share of IBERIABANK Corporation common stock may not be shown in the above table.

The hypothetical Measurement Price of IBERIABANK Corporation common stock ending on [                    , 2015] was $[—]. If this was the actual Measurement Price, you would receive [—] share of IBERIABANK Corporation common stock for each share of Georgia Commerce common stock owned by you. Before deciding how to vote, you should obtain more recent prices of IBERIABANK Corporation common stock, which trades on the NASDAQ Global Select Market under the symbol “IBKC”.

The Exchange Ratio was arrived at through arm’s-length negotiations between Georgia Commerce and IBERIABANK Corporation. The merger agreement provides that, if IBERIABANK Corporation effects a stock dividend, reclassification, recapitalization, split, or combination of the shares of IBERIABANK Corporation common stock, an appropriate adjustment to the Exchange Ratio will be made.

Stock Options

On the effective date of the merger, each stock option to purchase shares of Georgia Commerce Voting Common Stock granted under the Georgia Commerce stock option plan agreements, whether vested or unvested, that is outstanding and unexercised will cease to represent a right to acquire Georgia Commerce Voting Common Stock and will be cancelled and converted into the right to receive in cash an amount (subject to required tax withholdings if applicable), equal to the difference between (i) the product of the Exchange Ratio and the Measurement Price, and (ii) the exercise price to purchase the Georgia Commerce Voting Common Stock underlying such Georgia Commerce stock option.

Warrants

On the effective date of the merger, each warrant to purchase shares of Georgia Commerce Voting Common Stock assumed by Georgia Commerce in its acquisition of Brookhaven Bank, that is outstanding and unexercised, will cease to represent a right to acquire Georgia Commerce Voting Common Stock and will be cancelled and converted into the right to receive in cash an amount (subject to required tax withholdings if applicable), equal to the difference between (i) the product of the Exchange Ratio and the Measurement Price, and (ii) the exercise price of $24.75 to purchase the Georgia Commerce Voting Common Stock underlying such Georgia Commerce warrant.

Procedure for Exchanging Certificates

At or prior to the effective date of the merger, IBERIABANK Corporation will deposit with its exchange agent certificates representing the shares of IBERIABANK Corporation common stock and the estimated amount of cash to be paid in lieu of fractional shares of IBERIABANK Corporation common stock. The exchange agent will facilitate the payment of the merger consideration to the holders of certificates representing shares of Georgia Commerce common stock.

As soon as practicable after the effective date of the merger (but in no event later than five business days after the effective date of the merger), a letter of transmittal, together with instructions for the exchange of certificates representing shares of Georgia Commerce common stock for the merger consideration, will be mailed to each person who is a shareholder of record of Georgia Commerce on the effective date of the merger. Shareholders are requested not to send in their Georgia Commerce common stock, or unexchanged Brookhaven Bank common stock certificates, until they have received a letter of transmittal and further written instructions. IBERIABANK Corporation common stock certificates and cash payments for fractional shares will be sent as promptly as practicable after receipt of a properly completed letter of transmittal accompanied by the appropriate Georgia Commerce common, or unexchanged Brookhaven Bank common stock certificates.

After the effective time of the merger, each certificate formerly representing Georgia Commerce common stock or unexchanged Brookhaven Bank common stock until so surrendered and exchanged, will evidence only the right to receive the number of whole shares of IBERIABANK Corporation common stock that the holder is entitled to receive in the merger and any cash payment in lieu of a fractional share of IBERIABANK Corporation common stock and any dividend or other distribution with respect to IBERIABANK Corporation common stock which becomes payable after the effective time of the merger. IBERIABANK Corporation, at its option, may decline to pay former shareholders of Georgia Commerce who become holders of IBERIABANK Corporation common stock pursuant to the merger agreement any dividends or other distributions that may have become payable to holders of record of IBERIABANK Corporation common stock following the effective date of the merger until they have surrendered their certificates of Georgia Commerce common stock (or unexchanged Brookhaven Bank common stock) for IBERIABANK Corporation common stock. Subject to applicable laws, following surrender of such certificates, such dividends and distributions, together with any cash payment in lieu of a fractional share of IBERIABANK Corporation common stock, will be paid without interest.

If your Georgia Commerce stock certificates (or unexchanged Brookhaven Bank stock certificates) have been lost, stolen or destroyed, you will have to prove your ownership of these certificates and that they were lost, stolen or destroyed before you receive any consideration for your shares. The exchange agent will send you instructions on how to provide evidence of ownership. You may be required to make an affidavit and post a bond in an amount sufficient to protect IBERIABANK Corporation against claims related to your common stock.

Background of the Merger

As a part of its ongoing consideration and evaluation of its long-term prospects and strategies, Georgia Commerce’s board of directors and senior management regularly review and assess their respective business strategies and objectives, including strategic opportunities and challenges, and consider various strategic options potentially available to them, all with the goal of enhancing value for shareholders. The strategic discussions have focused on, among other things, the business environment facing financial institutions in general and Georgia Commerce, in particular, as well as current conditions and ongoing consolidation in the financial services industry. One result was Georgia Commerce’s acquisition of Brookhaven Bank just over a year ago. Other possible actions considered have included branch openings, and business combinations involving Georgia Commerce and other financial institutions, a public offering as well as possible sale of Georgia Commerce to a larger regional or national financial institution.

Since 2011, IBERIABANK Corporation and Georgia Commerce management have had ongoing discussions regarding Georgia Commerce’s strategic options including a potential combination. In March 2012, Georgia Commerce‘s board agreed to execute a mutual non-disclosure agreement to share information on a preliminary basis. Mark Tipton, CEO and Rodney Hall, President, remained in periodic dialogue with Daryl G. Byrd, IBERIABANK Corporation’s President and Chief Executive Officer, and John R.Davis, IBERIABANK Corporation’s Director of Financial Strategy, Mergers and Acquisitions and Investor Relations, over the course of the next two years with meetings at Georgia Commerce’s headquarters and investment banking conferences in New York, Orlando and New Orleans. In May 2014, Messrs. Tipton and Hall met Daryl G. Byrd and John R. Davis at Gulf South Investment Banking Conference in New Orleans and agreed to a meeting in Atlanta on June 23, 2014. Messrs. Tipton and Hall met with Messrs. Byrd and Davis in Atlanta to discuss a possible merger.

Mr. Tipton and Mr. Hall updated the Executive Committee of the Georgia Commerce board in the July meeting regarding the meeting with IBERIABANK Corporation on June 23, 2014 with Messrs. Byrd and Davis in Atlanta about their interest in a possible merger and the desire to execute a non-disclosure agreement to begin sharing information. Mr. Davis forwarded the non-disclosure agreement to Mark Tipton on August 27, 2014 and it was executed on September 2, 2014. A due diligence list was provided to Georgia Commerce to begin compiling information. Georgia Commerce’s board was further updated in the September and October meetings. Georgia Commerce also engaged as its financial advisor, KBW, an investment bank with which Georgia Commerce has had an ongoing financial advisory relationship on previous transactional engagements. On November 12, 2014, a final information request list was provided to Georgia Commerce.

On November 12, 2014, IBERIABANK Corporation provided Georgia Commerce management and KBW a proposal letter outlining the general terms of a proposal to acquire Georgia Commerce. Mr. Tipton and Mr. Hall called the Executive Committee of the Board to inform them on the details of the proposal letter.

On November 19, 2014, in accordance with the Executive Committee’s directives, KBW provided a counter proposal on behalf of Georgia Commerce relative to per share price and other general terms. The following day, IBERIABANK Corporation responded with agreement to the Georgia Commerce required terms subject to Georgia Commerce board approval.

On November 21, 2014, Mr. Tipton provided the Board with a review of the proposed terms of the transaction, prepared with the assistance of KBW, to the Board for discussion. After discussion, the Board was unanimously in agreement with the terms of the proposal and moving forward with a definitive merger agreement. Mr. Tipton called for a special Board meeting on December 7, 2014 to vote on the final merger agreement.

On November 21, 2014, IBERIABANK Corporation representatives suggested that the parties move forward with preparing a merger agreement, rather than spend additional time finalizing a letter of intent and the Georgia Commerce board of directors agreed with this approach.

On November 25, 2014, KBW received from IBERIABANK Corporation and forwarded initial drafts of the merger agreement, employment agreements for Mr. Tipton and Mr. Hall, support agreements for directors and executives, and for the merger of Georgia Commerce Bank with and into IBERIABANK to Georgia Commerce’s counsel, who then forwarded the drafts to Georgia Commerce.

On November 25, 2014 Mr. Tipton and Mr. Hall engaged separate counsel to represent them in connection with their employment arrangements.

On November 28, 2014, Georgia Commerce and its legal and financial advisors met by conference call to discuss the draft merger agreement and identify key open issues. On November 29, 2014, counsel to Georgia Commerce sent comments on the merger agreement to counsel for IBERIABANK Corporation. Counsel to Georgia Commerce also reviewed information publicly filed by IBERIABANK Corporation with the SEC.

Issues under discussion included the price collar, several covenants governing actions after signing the merger agreement and before closing, and termination rights and related fees.

On December 2, 2014, representatives of IBERIABANK Corporation, Georgia Commerce, counsel to these parties, and KBW held a reverse due diligence conference call. On December 2, 2014, counsel to IBERIABANK Corporation circulated a revised merger agreement to Georgia Commerce and its advisors.

On December 3, 2014, counsel to IBERIABANK Corporation sent a draft “Company Disclosure Letter” to counsel for Georgia Commerce. They then sent a revised merger agreement with additional revisions.

On December 3, 2014, representatives of Georgia Commerce and its advisors held a conference call to review remaining open items. Counsel to IBERIABANK Corporation and Georgia Commerce then held a call to communicate concerns and address the open items.

On December 4, 2014, a representative of Georgia Commerce’s counsel traveled to New Orleans, Louisiana to conduct on-site due diligence regarding IBERIABANK Corporation. Counsel to Georgia Commerce also sent a revised merger agreement to IBERIABANK Corporation’s counsel.

During the next two days, the parties had additional discussions and continued to negotiate and finalize the merger agreement and the other transaction documents.

On December 7, 2014 Mr. Tipton and Mr. Hall reached agreement on the terms of their termination of employment by Georgia Commerce and their new employment agreement with IBERIABANK Corporation.

On December 7, 2014, the boards of directors of Georgia Commerce and Georgia Commerce Bank held meetings to consider the proposed transaction with IBERIABANK Corporation, after receiving presentations from Georgia Commerce’s outside legal counsel and financial advisor, and discussions with senior management. At the meeting, Georgia Commerce’s legal counsel reviewed with its directors their fiduciary duty to shareholders under Georgia law. Legal counsel also reviewed with directors the terms and conditions of the merger agreement, the merger and the various agreements to be signed in connection with the merger agreement. KBW reviewed the financial aspects of the proposed merger and rendered to the Georgia Commerce board an opinion, dated December 7, 2014, to the effect that, as of such date and subject to the procedures followed, assumptions made, matters considered, and qualifications and limitations on the review undertaken by KBW as set forth in such opinion, the exchange ratio in the proposed merger was fair, from a financial point of view, to the holders of Georgia Commerce common stock. Following a discussion among members of Georgia Commerce’s board of directors, including consideration of the factors described under “—Georgia Commerce’s Reasons for the Merger; Recommendation of the Georgia Commerce Board of Directors” below in this proxy statement/prospectus, Georgia Commerce’s board of directors unanimously determined that the merger agreement and the merger are advisable and in the best interests of Georgia Commerce and its shareholders and approved and adopted the merger agreement and the merger, and recommended that the merger agreement and the merger be submitted to Georgia Commerce shareholders for approval. The board of directors of Georgia Commerce Bank, which has the same members as the board of directors of Georgia Commerce, adopted a similar resolution with respect to the merger between IBERIABANK Corporation and Georgia Commerce Bank.

On December 7, 2014, Georgia Commerce and IBERIABANK Corporation signed the merger agreement and several other transaction documents. IBERIABANK Corporation issued a press release announcing the transaction on the following morning.

Georgia Commerce’s Reasons for the Merger; Recommendation of the Georgia Commerce Board of Directors

Georgia Commerce’s board of directors has determined that the merger is fair to, and in the best interests of, Georgia Commerce’s shareholders. In approving the merger agreement, Georgia Commerce’s board of directors consulted with KBW with respect to the financial aspects of the merger, and with its outside legal counsel as to its legal duties and the terms of the merger agreement. In arriving at its determination, Georgia Commerce’s board also considered a number of factors, including the following:

•	Georgia Commerce’s board of directors’ familiarity with and review of information concerning the business, results of operations, financial condition, competitive position and future prospects of Georgia Commerce;

•	the current and prospective environment in which Georgia Commerce operates, including national, regional and local economic conditions, the competitive environment for banks, thrifts and other financial institutions generally, the increased regulatory burdens on financial institutions generally and the trend toward consolidation in the banking industry and in the financial services industry;

•	the results that Georgia Commerce could expect to obtain if it continued to operate independently, and the likely benefits to shareholders of that course of action, as compared with the value of the merger consideration offered by IBERIABANK Corporation;

•	that a merger with a larger holding company would provide the opportunity to realize economies of scale, increase efficiencies of operations and enhance the development of new products and services;

•	The financial presentation, dated December 7, 2014, of KBW to the Georgia Commerce board of directors and the opinion, dated December 7, 2014, of KBW to the Georgia Commerce board of directors as to the fairness, from a financial point of view and as of the date of the opinion, to the holders of Georgia Commerce common stock of the exchange ratio in the merger, as more fully described below under “Opinion of Georgia Commerce’s Financial Advisor;”

•	that shareholders of Georgia Commerce will receive the merger consideration in shares of IBERIABANK Corporation common stock, which are publicly traded on the NASDAQ Global Select Market;

•	the treatment of the merger as a “reorganization” within the meaning of Section 368(a) of the Code with respect to the Georgia Commerce common stock exchanged for IBERIABANK Corporation common stock;

•	the ability of IBERIABANK Corporation to receive the requisite regulatory approvals in a timely manner;

•	the terms and conditions of the merger agreement, including the parties’ respective representations, warranties, covenants and other agreements, the conditions to closing, including a provision that permits Georgia Commerce’s board of directors, in the exercise of its fiduciary duties, under certain conditions, to furnish information to a third party that has submitted an unsolicited proposal to acquire Georgia Commerce;

•	that under the agreement Georgia Commerce could not solicit competing proposals for the acquisition of Georgia Commerce;

•	that some of Georgia Commerce’s directors and executive officers have other financial interests in the merger in addition to their interests as Georgia Commerce shareholders, including financial interests that are the result of existing compensation arrangements with Georgia Commerce and/or prospective compensation arrangements with IBERIABANK Corporation and the manner in which such interests would be affected by the merger; and

•	the requirement that Georgia Commerce conduct its business in the ordinary course and the other restrictions on the conduct of Georgia Commerce’s business before completion of the merger, which may delay or prevent Georgia Commerce from undertaking business opportunities that may arise before completion of the merger.

The reasons set out above for the merger are not intended to be exhaustive but do include all material factors considered by Georgia Commerce’s board of directors in approving the merger. In reaching its determination, the Georgia Commerce board of directors did not assign any relative or specific weights to different factors, and individual directors may have given different weights to different factors. Based on the reasons stated, the board believed that the merger was in the best interest of Georgia Commerce’s shareholders, and therefore the board of directors of Georgia Commerce unanimously approved the merger agreement and the merger. In addition, all members of Georgia Commerce’s board of directors have entered into voting agreements requiring them to vote the shares of Georgia Commerce common stock over which they have voting authority in favor of the merger agreement.

Georgia Commerce’s board unanimously recommends that Georgia Commerce’s shareholders vote “FOR” the merger agreement.

Opinion of Georgia Commerce’s Financial Advisor

Georgia Commerce engaged Keefe, Bruyette & Woods, Inc., or KBW, to render financial advisory and investment banking services to Georgia Commerce, including an opinion to the Georgia Commerce board of directors as to the fairness, from a financial point of view, to the holders of Georgia Commerce common stock of the exchange ratio in the proposed merger of Georgia Commerce with and into IBERIABANK. Georgia Commerce selected KBW because KBW is a nationally recognized investment banking firm with substantial experience in transactions similar to the merger. As part of its investment banking business, KBW is continually engaged in the valuation of financial services businesses and their securities in connection with mergers and acquisitions.

As part of its engagement, representatives of KBW attended the meeting of the Georgia Commerce board held on December 7, 2014, at which the Georgia Commerce board evaluated the proposed merger. At this meeting, KBW reviewed the financial aspects of the proposed merger and rendered to the Georgia Commerce board an opinion to the effect that, as of such date and subject to the procedures followed, assumptions made, matters considered, and qualifications and limitations on the review undertaken by KBW as set forth in its opinion, the exchange ratio in the proposed merger was fair, from a financial point of view, to the holders of Georgia Commerce common stock. The Georgia Commerce board approved the merger agreement at this meeting.

The description of the opinion set forth herein is qualified in its entirety by reference to the full text of the opinion, which is attached as Appendix B to this proxy statement/prospectus and is incorporated herein by reference, and describes the procedures followed, assumptions made, matters considered, and qualifications and limitations on the review undertaken by KBW in preparing the opinion. KBW has consented to the inclusion of its opinion in this proxy statement/prospectus (as Appendix B hereto).

KBW’s opinion speaks only as of the date of the opinion. The opinion was for the information of, and was directed to, the Georgia Commerce board (in its capacity as such) in connection with its consideration of the financial terms of the merger. The opinion addressed only the fairness, from a financial point of view, of the exchange ratio in the merger to the holders of Georgia Commerce common stock. It did not address the underlying business decision of Georgia Commerce to engage in the merger or enter into the merger agreement or constitute a recommendation to the Georgia Commerce board in connection with the merger, and it does not constitute a recommendation to any holder of Georgia Commerce common stock or any shareholder of any other entity as to how to vote in connection with the merger or any other matter, nor does it constitute a recommendation as to whether or not any such shareholder should enter into a voting, shareholders’ or affiliates’ agreement with respect to the merger or exercise any dissenters’ or appraisal rights that may be available to such shareholder.

KBW’s opinion was reviewed and approved by KBW’s Fairness Opinion Committee in conformity with its policies and procedures established under the requirements of Rule 5150 of the Financial Industry Regulatory Authority.

In connection with the opinion, KBW reviewed, analyzed and relied upon material bearing upon the merger and the financial and operating condition of Georgia Commerce and IBERIABANK Corporation, including, among other things:

•	a draft of the merger agreement dated December 5, 2014 (the most recent draft then made available to KBW);

•	the audited financial statements for the two years ended December 31, 2013 for Georgia Commerce;

•	the audited financial statements and Annual Reports on Form 10-K for the three years ended December 31, 2013 of IBERIABANK Corporation;

•	the unaudited quarterly financial statements and quarterly reports on Form 10-Q for the fiscal quarters ended March 31, 2014, June 30, 2014 and September 30, 2014 of IBERIABANK Corporation;

•	certain regulatory filings of Georgia Commerce, including the quarterly FRY-9Cs and Call Reports filed with respect to the three years ended December 31, 2013, as well as the quarters ended March 31, 2014, June 30, 2014 and September 30, 2014 for Georgia Commerce and Georgia Commerce Bank;

•	certain other interim reports and other communications of Georgia Commerce and IBERIABANK Corporation to their respective shareholders; and

•	other financial information concerning the businesses and operations of Georgia Commerce and IBERIABANK Corporation furnished to KBW by Georgia Commerce and IBERIABANK Corporation or which KBW was otherwise directed to use for purposes of KBW’s analysis.

KBW’s consideration of financial information and other factors that it deemed appropriate under the circumstances or relevant to its analyses included, among other things, the following:

•	the historical and current financial position and results of operations of Georgia Commerce and IBERIABANK Corporation;

•	the assets and liabilities of Georgia Commerce and IBERIABANK Corporation;

•	the nature and terms of certain other merger transactions and business combinations in the banking industry;

•	a comparison of certain financial information of Georgia Commerce and certain financial and stock market information for IBERIABANK Corporation with similar information for certain other companies the securities of which were publicly traded;

•	financial and operating forecasts and projections of Georgia Commerce which were prepared by Georgia Commerce management, provided to and discussed with KBW by such management and used and relied upon by KBW at the direction of such management with the consent of the Georgia Commerce board;

•	publicly available consensus “street estimates” of IBERIABANK Corporation for 2014 through 2016 (which estimates reflect the pro forma impact of IBERIABANK Corporation’s pending acquisitions, which are referred to in this section as the “Florida Bank Acquisitions”, of Florida Bank Group that was publicly announced on October 3, 2014, and Old Florida Bancshares, Inc. that was publicly announced on October 27, 2014), as well as assumed long term growth rates based thereon, all of which information was discussed with KBW by IBERIABANK Corporation management and used and relied upon by KBW at the direction of such management with the consent of the Georgia Commerce board;

•	projected balance sheet and capital data of IBERIABANK Corporation (giving effect to the Florida Bank Acquisitions) that was prepared by IBERIABANK Corporation management, provided to and discussed with KBW by such management and used and relied upon by KBW at the direction of such management with the consent of the Georgia Commerce board; and

•	estimates regarding certain pro forma financial effects of the merger on IBERIABANK Corporation (including, without limitation, the cost savings and related expenses expected to result from the merger) that were prepared by IBERIABANK Corporation management, provided to and discussed with KBW by such management and used and relied upon by KBW at the direction of such management with the consent of the Georgia Commerce board.

KBW also performed such other studies and analyses as it considered appropriate and took into account its assessment of general economic, market and financial conditions and its experience in other transactions, as well as its experience in securities valuation and knowledge of the banking industry generally. KBW also held discussions with senior management of Georgia Commerce and IBERIABANK Corporation regarding the past and current business operations, regulatory relations, financial condition and future prospects of their respective companies (including, in the case of IBERIABANK Corporation management, matters pertaining to the Florida Bank Acquisitions) and such other matters as KBW deemed relevant to its inquiry. KBW was not requested to, and did not, assist Georgia Commerce with soliciting indications of interest from third parties other than IBERIABANK Corporation regarding a potential transaction with Georgia Commerce.

In conducting its review and arriving at its opinion, KBW relied upon and assumed the accuracy and completeness of all of the financial and other information provided to it or publicly available and did not independently verify the accuracy or completeness of any such information or assume any responsibility or liability for such verification, accuracy or completeness. KBW relied upon the management of Georgia Commerce as to the reasonableness and achievability of the financial and operating forecasts and projections of Georgia Commerce (and the assumptions and bases therefor) that were prepared by Georgia Commerce management and provided to and discussed with KBW by such management, and KBW assumed, with the consent of Georgia Commerce, that such forecasts and projections were reasonably prepared on a basis reflecting the best currently available estimates and judgments of such management and that such forecasts and projections would be realized in the amounts and in the time periods estimated by such management. KBW further relied, with the consent of Georgia Commerce, upon IBERIABANK Corporation management as to the reasonableness and achievability of (i) the publicly available consensus “street estimates” of IBERIABANK Corporation referred to above and the assumed long term growth rates based thereon that were discussed with KBW by such management and that KBW was directed by such management to use and (ii) the projected balance sheet and capital data of IBERIABANK Corporation (giving effect to the Florida Bank Acquisitions) and the estimates regarding certain pro forma financial effects of the merger on IBERIABANK Corporation (and the assumptions and bases therefor, including but not limited to cost savings and related expenses expected to result from the merger) that were prepared by IBERIABANK Corporation management and provided to and discussed with KBW by such management. KBW assumed, with the consent of Georgia Commerce, that all such information was consistent with (in the case of the IBERIABANK Corporation “street estimates”), or was otherwise reasonably prepared on a basis reflecting, the best currently available estimates and judgments of IBERIABANK Corporation management and that the forecasts, estimates and projected data reflected in such information would be realized in the amounts and in the time periods estimated. KBW expressed no view or opinion as to the Florida Bank Acquisitions (or any terms, aspects or implications thereof) and assumed, with the consent of Georgia Commerce, that the Florida Bank Acquisitions would be consummated as described to KBW by IBERIABANK Corporation management in the first quarter of 2015.

It is understood that the estimated and projected information for Georgia Commerce and IBERIABANK Corporation referred to above were not prepared with the expectation of public disclosure, that all such information, together with the publicly available consensus “street estimates” of IBERIABANK Corporation referred to above, were based on numerous variables and assumptions that are inherently uncertain, including, without limitation, factors related to general economic and competitive conditions and that, accordingly, actual results could vary significantly from those set forth in such information and “street estimates.” KBW assumed, based on discussions with the respective managements of Georgia Commerce and IBERIABANK Corporation, that all such information and “street estimates” provided a reasonable basis upon which KBW could form its opinion and KBW expressed no view as to any such information (or the assumptions or bases therefor) or such “street estimates.” KBW relied on all such information and “street estimates” without independent verification or analysis and did not in any respect assume any responsibility or liability for the accuracy or completeness thereof.

KBW also assumed that there were no material changes in the assets, liabilities, financial condition, results of operations, business or prospects of either Georgia Commerce or IBERIABANK Corporation since the date of the last financial statements of each such entity that were made available to KBW. KBW is not an expert in the independent verification of the adequacy of allowances for loan and lease losses and KBW assumed, without independent verification and with Georgia Commerce’s consent, that the aggregate allowances for loan and lease losses for Georgia Commerce and IBERIABANK Corporation were adequate to cover such losses. In rendering its opinion, KBW did not make or obtain any evaluations or appraisals or physical inspection of the property, assets or liabilities (contingent or otherwise) of Georgia Commerce or IBERIABANK Corporation, the collateral securing any of such assets or liabilities, or the collectability of any such assets, nor did KBW examine any individual loan or credit files, nor did it evaluate the solvency, financial capability or fair value of Georgia Commerce or IBERIABANK Corporation under any state or federal laws, including those relating to bankruptcy, insolvency or other matters. Estimates of values of companies and assets do not purport to be appraisals or necessarily reflect the prices at which companies or assets may actually be sold. Because such estimates are inherently subject to uncertainty, KBW assumed no responsibility or liability for their accuracy.

KBW assumed, in all respects material to its analyses:

•	that the merger and any related transactions (including the bank merger) would be completed substantially in accordance with the terms set forth in the merger agreement (the final terms of which KBW assumed would not differ in any respect material to KBW’s analyses from the draft reviewed) with no adjustments to the exchange ratio or additional forms of consideration;

•	that the Florida Bank Acquisitions would be completed as described to KBW by representatives of IBERIABANK Corporation;

•	that the representations and warranties of each party in the merger agreement and in all related documents and instruments referred to in the merger agreement were true and correct;

•	that each party to the merger agreement and all related documents would perform all of the covenants and agreements required to be performed by such party under such documents;

•	that there were no factors that would delay or subject to any adverse conditions, any necessary regulatory or governmental approval for the merger or any related transaction and that all conditions to the completion of the merger and any related transactions would be satisfied without any waivers or modifications to the merger agreement; and

•	that in the course of obtaining the necessary regulatory, contractual, or other consents or approvals for the merger and any related transactions, no restrictions, including any divestiture requirements, termination or other payments or amendments or modifications, would be imposed that would have a material adverse effect on the future results of operations or financial condition of Georgia Commerce, IBERIABANK Corporation or the combined entity or the contemplated benefits of the merger, including the cost savings and related expenses expected to result from the merger.

KBW assumed that the merger would be consummated in a manner that complied with the applicable provisions of the Securities Act of 1933, as amended, the Securities Exchange Act of 1934, as amended, and all other applicable federal and state statutes, rules and regulations. KBW further assumed that Georgia Commerce relied upon the advice of its counsel, independent accountants and other advisors (other than KBW) as to all legal, financial reporting, tax, accounting and regulatory matters with respect to Georgia Commerce, IBERIABANK Corporation, the merger agreement, the merger and any related transactions (including the [Bank Merger]), or the Florida Bank Acquisitions. KBW did not provide advice with respect to any such matters.

KBW’s opinion addressed only the fairness, from a financial point of view, as of the date of the opinion, of the exchange ratio in the merger to the holders of Georgia Commerce common stock. KBW expressed no view or opinion as to any other terms or aspects of the merger or any related transaction (including the bank merger), including without limitation, the form or structure of the merger, any transactions that may be related to the merger, any consequences of the merger to Georgia Commerce, its shareholders, creditors or otherwise, or any terms, aspects or implications of any voting, support, shareholder or other agreements, arrangements or understandings contemplated or entered into in connection with the merger or otherwise. KBW’s opinion was necessarily based upon conditions as they existed and could be evaluated on the date of such opinion and the information made available to KBW through such date. Developments subsequent to the date of KBW’s opinion may have affected, and may affect, the conclusion reached in KBW’s opinion and KBW did not and does not have an obligation to update, revise or reaffirm its opinion. KBW’s opinion did not address, and KBW expressed no view or opinion with respect to:

•	the underlying business decision of Georgia Commerce to engage in the merger or enter into the merger agreement;

•	the relative merits of the merger as compared to any strategic alternatives that are, have been or may be available to or contemplated by Georgia Commerce or the Georgia Commerce board;

•	the fairness of the amount or nature of any compensation to any of Georgia Commerce’s officers directors or employees, or any class of such persons, relative to any compensation to the holders of Georgia Commerce common stock;

•	the effect of the merger or any related transaction on, or the fairness of the consideration to be received by, holders of any class of securities of Georgia Commerce, other than the Georgia Commerce common stock (solely with respect to the exchange ratio, as described in KBW’s opinion and not relative to the consideration to be received by any other class), or by any class of securities of IBERIABANK Corporation or any other party to any transaction contemplated by the merger agreement;

•	any adjustment (as provided in the merger agreement) to the 0.6134x exchange ratio in the merger specified for purposes of KBW’s opinion;

•	the actual value of the IBERIABANK Corporation common stock to be issued in the merger;

•	the prices, trading range or volume at which IBERIABANK Corporation common stock would trade following the public announcement of the merger or the consummation of the merger;

•	any advice or opinions provided by any other advisor to any of the parties to the merger or any other transaction contemplated by the merger agreement; or

•	any legal, regulatory, accounting, tax or similar matters relating to Georgia Commerce, IBERIABANK Corporation, their respective shareholders, or relating to or arising out of or as a consequence of the merger or any related transactions (including the bank merger), or the Florida Bank Acquisitions, including whether or not the merger would qualify as a tax-free reorganization for United States federal income tax purposes.

In performing its analyses, KBW made numerous assumptions with respect to industry performance, general business, economic, market and financial conditions and other matters, which are beyond the control of KBW, Georgia Commerce and IBERIABANK Corporation. Any estimates contained in the analyses performed by KBW are not necessarily indicative of actual values or future results, which may be significantly more or less favorable than suggested by these analyses. Additionally, estimates of the value of businesses or securities do not purport to be appraisals or to reflect the prices at which such businesses or securities might actually be sold. Accordingly, these analyses and estimates are inherently subject to substantial uncertainty. In addition, the KBW opinion was among several factors taken into consideration by the Georgia Commerce board in making its determination to approve the merger agreement and the merger. Consequently, the analyses described below should not be viewed as determinative of the decision of the Georgia Commerce board with respect to the fairness of the exchange ratio. The type and amount of consideration payable in the merger were determined through negotiation between Georgia Commerce and IBERIABANK Corporation and the decision to enter into the merger agreement was solely that of the Georgia Commerce board.

The following is a summary of the material financial analyses presented by KBW to the Georgia Commerce board in connection with its opinion. The summary is not a complete description of the financial analyses underlying the opinion or the presentation made by KBW to the Georgia Commerce board, but summarizes the material analyses performed and presented in connection with such opinion. The financial analyses summarized below include information presented in tabular format. The tables alone do not constitute a complete description of the financial analyses. The preparation of a fairness opinion is a complex analytic process involving various determinations as to appropriate and relevant methods of financial analysis and the application of those methods to the particular circumstances. Therefore, a fairness opinion is not readily susceptible to partial analysis or summary description. In arriving at its opinion, KBW did not attribute any particular weight to any analysis or factor that it considered, but rather made qualitative judgments as to the significance and relevance of each analysis and factor. Accordingly, KBW believes that its analyses and the summary of its analyses must be considered as a whole and that selecting portions of its analyses and factors or focusing on the information presented below in tabular format, without considering all analyses and factors or the full narrative description of the financial analyses, including the methodologies and assumptions underlying the analyses, could create a misleading or incomplete view of the process underlying its analyses and opinion. For purposes of the financial analyses described below, KBW utilized an implied transaction value for the proposed merger of $40.00 per share of Georgia Commerce common stock based on the 0.6314x exchange ratio in the merger and the closing price of IBERIABANK Corporation common stock on December 5, 2014. In addition to the financial analyses described below, KBW reviewed with the Georgia Commerce board for informational purposes, among other things, implied transaction statistics for the proposed merger of 20.7x, 14.7x and 12.0x Georgia Commerce’s estimated 2014, 2015 and 2016 earnings per share (“EPS”), respectively, using EPS estimates for Georgia Commerce provided by Georgia Commerce management and 181.6% of Georgia Commerce’s book value per share as of September 30, 2014, in each case based on the implied transaction value for the proposed merger of $40.00 per share of Georgia Commerce common stock.

Selected Companies Analyses. Using publicly available information, KBW compared the financial performance and financial condition of Georgia Commerce to 16 selected banks and thrifts headquartered in Alabama, Florida, Georgia, South Carolina and Tennessee that were traded on NASDAQ, the New York Stock Exchange or NYSE MKT with total assets between $1.0 billion and $4.0 billion. KBW also reviewed the market performance of the selected companies. The selected companies were as follows:

Ameris Bancorp	Stonegate Bank
ServisFirst Bancshares, Inc.	C1 Financial, Inc.
CenterState Banks, Inc.	Colony Bankcorp, Inc.
Fidelity Southern Corporation	Palmetto Bancshares, Inc.
State Bank Financial Corporation	Carolina Financial Corporation
Capital City Bank Group, Inc.	First Security Group, Inc.
Seacoast Banking Corporation of Florida	Charter Financial Corporation
Heritage Financial Group, Inc.	Southern First Bancshares, Inc.

To perform this analysis, KBW used most recent quarter (“MRQ”) profitability data and other financial information as of, or for the fiscal quarter or, where indicated, the latest 12 months (“LTM”) ended, September 30, 2014 and market price information as of December 5, 2014. KBW also used 2015 and 2016 EPS estimates of the selected companies taken from consensus “street estimates.” Certain financial data prepared by KBW, as referenced in the tables presented below, may not correspond to the data presented in Georgia Commerce’s historical financial statements as a result of the different assumptions and methods used by KBW to compute the financial data presented.

KBW’s analysis showed the following concerning the financial performance of Georgia Commerce and the selected companies:

	Georgia Commerce	Selected Companies
		25th Percentile	Median	Average	75th Percentile
MRQ Core Return on Average Assets(1)	1.09%	0.59%	0.77%	0.85%	0.99%
MRQ Core Return on Average Equity(1)	10.73%	5.26%	8.20%	8.19%	10.40%
MRQ Net Interest Margin	4.69%	3.55%	3.70%	3.94%	4.23%
MRQ Efficiency Ratio	58.2%	76.5%	71.0%	70.0%	64.2%

(1)	Core income excludes extraordinary items, non-recurring items and gains / (losses) on sale of securities.

KBW’s analysis also showed the following concerning the financial condition of Georgia Commerce and the selected companies:

	Georgia Commerce	Selected Companies
		25th Percentile	Median	Average	75th Percentile
Tangible Common Equity / Tangible Assets	9.37%	8.39%	8.91%	10.24%	10.46%
Leverage Ratio	10.41%	9.99%	10.70%	11.33%	11.49%
Total Capital Ratio	13.64%	13.23%	15.13%	16.50%	17.84%
Loans / Deposits	88.7%	79.3%	86.8%	86.2%	91.7%
Loan Loss Reserve / Gross Loans	0.65%	1.02%	1.26%	1.23%	1.38%
Nonperforming Assets / Loans + OREO(1)	0.45%	4.17%	2.51%	3.08%	1.50%
LTM Net Charge-Offs / Average Loans	(0.02%)	0.34%	0.13%	0.18%	(0.01%)

(1)	Asset quality ratios adjusted to exclude loans and OREO covered by FDIC loss share agreements; nonperforming assets include nonaccrual loans, restructured loans and OREO.

In addition, KBW’s analysis showed the following concerning the market performance of the selected companies to the extent publicly available (excluding the impact of the LTM EPS multiples for selected companies considered to be not meaningful because they were either negative or greater than 35.0x):

	Selected Companies
	25th Percentile		Median		Average		75th Percentile
One-Year Stock Price Change	7.7%		15.5%		18.6%		26.4%
One-Year Total Return	8.0%		16.3%		19.3%		27.2%
Stock Price / Book Value per Share	120%		131%		138%		158%
Stock Price / Tangible Book Value per Share	130%		142%		148%		160%
Stock Price / LTM EPS	14.2	x	19.6	x	19.1	x	24.4	x
Stock Price / 2015 EPS	12.7	x	15.2	x	15.9	x	19.6	x
Stock Price / 2016 EPS	11.4	x	11.9	x	13.0	x	16.1	x
Dividend Yield(1)	0.0%		0.6%		0.7%		1.2%
Dividend Payout(2)	0.0%		11.8%		16.1%		18.4%

(1)	MRQ dividend annualized as a percentage of stock price.
(2)	MRQ dividend annualized as a percentage of annualized MRQ EPS.

Using publicly available information, KBW compared the financial performance, financial condition and market performance of IBERIABANK Corporation to the following 17 selected banks and thrifts headquartered in the United States that were traded on NASDAQ, the New York Stock Exchange or NYSE MKT with total assets between $15.0 billion and $25.0 billion:

FirstMerit Corporation	TCF Financial Corporation
First Horizon National Corporation	BankUnited, Inc.
Commerce Bancshares, Inc.	Fulton Financial Corporation
Umpqua Holdings Corporation	Valley National Bancorp
First Citizens BancShares, Inc.	UMB Financial Corporation
Webster Financial Corporation	PacWest Bancorp
Prosperity Bancshares, Inc.	F.N.B. Corporation
Hancock Holding Company	PrivateBancorp, Inc.
Wintrust Financial Corporation

To perform this analysis, KBW used MRQ profitability data and other financial information as of, or for the fiscal quarter or, where indicated, the latest 12 months ended, September 30, 2014 and market price information as of December 5, 2014. KBW also used 2015 and 2016 EPS estimates of IBERIABANK Corporation and the selected companies taken from consensus “street estimates.”. Certain financial data prepared by KBW, as referenced in the tables presented below, may not correspond to the data presented in IBERIABANK Corporation’s historical financial statements as a result of the different assumptions and methods used by KBW to compute the financial data presented.

KBW’s analysis showed the following concerning the financial performance for IBERIABANK Corporation and the selected companies:

	IBERIABANK Corporation	Selected Companies
		25th Percentile	Median	Average	75th Percentile
MRQ Core Return on Average Assets(1)	0.86%	0.91%	1.00%	1.03%	1.15%
MRQ Core Return on Average Equity(1)	7.35%	7.37%	7.98%	8.50%	9.71%
MRQ Net Interest Margin	3.52%	3.20%	3.49%	3.71%	3.88%
MRQ Efficiency Ratio	67.3%	57.1%	59.9%	61.2%	68.2%

(1)	Core income excludes extraordinary items, non-recurring items and gains / (losses) on sale of securities.

KBW’s analysis also showed the following concerning the financial condition of IBERIABANK Corporation and the selected companies:

	IBERIABANK Corporation(1)	Selected Companies
		25th Percentile	Median	Average	75th Percentile
Tangible Common Equity / Tangible Assets	8.47%	7.87%	8.69%	8.69%	9.24%
Leverage Ratio	9.04%	8.90%	9.79%	9.75%	10.70%
Total Capital Ratio	12.33%	13.18%	14.20%	14.28%	14.99%
Loans / Deposits	90.2%	78.5%	89.1%	85.7%	97.7%
Loan Loss Reserve / Gross Loans	1.20%	0.83%	1.09%	1.07%	1.35%
Nonperforming Assets / Loans + OREO(2)	1.07%	0.90%	1.14%	1.56%	1.61%
LTM Net Charge-Offs / Average Loans	0.05%	0.14%	0.23%	0.21%	0.27%

(1)	Reflects capital and balance sheet data pro forma for the Florida Bank Acquisitions provided to KBW by IBERIABANK Corporation management.
(2)	Asset quality ratios adjusted to exclude loans and OREO covered by FDIC loss share agreements; nonperforming assets include nonaccrual loans, restructured loans and OREO.

In addition, KBW’s analysis showed the following concerning the market performance of IBERIABANK Corporation and, to the extent publicly available, the selected companies (excluding the impact of the LTM EPS multiple for one of the selected companies considered to be not meaningful because it was greater than 35.0x):

	IBERIABANK Corporation		Selected Companies
			25th Percentile		Median		Average		75th Percentile
One-Year Stock Price Change	6.8		(7.3%)		(1.1%)		1.2%		11.1%
One-Year Total Return	9.0%		(4.6%)		1.6%		3.5%		13.9%
Stock Price / Book Value per Share(1)	118%		111%		124%		132%		143%
Stock Price / Tangible Book Value per Share(1)	175%		149%		172%		184%		199%
Stock Price / LTM EPS	21.0	x	14.3	x	15.3	x	16.5	x	16.7	x
Stock Price / 2015 EPS	14.4	x	13.4	x	14.2	x	14.5	x	15.7	x
Stock Price / 2016 EPS	12.5	x	12.4	x	12.7	x	12.9	x	13.6	x
Dividend Yield(2)	2.1%		1.5%		2.1%		2.2%		3.0%
Dividend Payout(3)	38.2%		21.8%		37.7%		34.7%		42.9%

(1)	Reflects book value per share and tangible book value per share data of IBERIABANK Corporation pro forma for the Florida Bank Acquisitions provided to KBW by IBERIABANK Corporation management.
(2)	MRQ dividend annualized as a percentage of stock price.
(3)	MRQ dividend annualized as a percentage of annualized MRQ EPS.

No company used as a comparison in the above selected companies analyses is identical to Georgia Commerce or IBERIABANK Corporation. Accordingly, an analysis of these results is not mathematical. Rather, it involves complex considerations and judgments concerning differences in financial and operating characteristics of the companies involved.

Select Transactions Analysis. KBW reviewed publicly available information related to 19 selected bank and thrift transactions announced after January 1, 2013 with transaction values between $100 million and $500 million and with acquirors that were traded on NASDAQ, the New York Stock Exchange or NYSE MKT and targets headquartered in the Southeast (defined as Alabama, Arkansas, Florida, Georgia, Kentucky, Louisiana, Mississippi, North Carolina, South Carolina, Tennessee, Virginia and West Virginia). The selected transactions were as follows:

Acquiror:	Acquired Company:
BNC Bancorp	Valley Financial Corporation
IBERIABANK Corporation	Old Florida Bancshares, Inc.
BB&T Corporation	Bank of Kentucky Financial Corporation
TowneBank	Franklin Financial Corporation
Eagle Bancorp, Inc.	Virginia Heritage Bank
Valley National Bancorp	1st United Bancorp, Inc.
Simmons First National Corporation	Community First Bancshares, Inc.
Bank of the Ozarks, Inc.	Summit Bancorp, Inc.
CenterState Banks, Inc.	First Southern Bancorp, Inc.
Yadkin Financial Corporation	VantageSouth Bancshares, Inc.
IBERIABANK Corporation	Teche Holding Company
BancorpSouth, Inc.	Ouachita Bancshares Corp.
First Federal Bancshares of Arkansas, Inc.	First National Security Company
Home BancShares, Inc.	Liberty Bancshares, Inc.
Union First Market Bankshares	StellarOne Corporation
SCBT Financial Corporation	First Financial Holdings, Inc.
Renasant Corporation	First M&F Corporation
United Bankshares, Inc.	Virginia Commerce Bancorp, Inc.

For each selected transaction, KBW derived the following implied transaction statistics, in each case based on the transaction consideration value per common share paid for the acquired company (and excluding any repurchase of preferred equity or assumption of debt) and using the latest publicly available financial statements and consensus EPS “street estimates” for the acquired company available prior to the announcement of the acquisition:

•	Price to tangible book value per share of the acquired company;

•	Tangible equity premium to core deposits (total deposits less time deposits greater than $100,000), referred to as core deposit premium

•	Price to next 12 months (“NTM”) EPS of the acquired company (to the extent publicly available); and

•	Price to LTM EPS of the acquired company.

The above transaction statistics for the selected transactions were compared with the corresponding transaction statistics for the proposed merger based on the implied transaction value for the proposed merger of

$40.00 per share of Georgia Commerce common stock and using historical financial information for Georgia Commerce as of, or for the latest 12 months ended, September 30, 2014 and Georgia Commerce’s estimated EPS for the next 12 months following September 30, 2014 provided by Georgia Commerce management.

The results of the analysis (excluding the impact of the LTM EPS multiples for selected transactions considered to be not meaningful because they were either negative or greater than 35.0x) are set forth in the following table:

	Georgia Commerce		Selected Companies
			25th Percentile		Median		Average		75th Percentile
Price / Tangible Book Value per Share	197%		138%		169%		166%		186%
Core Deposit Premium	14.0%		6.1%		7.6%		8.8%		11.1%
Price / NTM EPS	16.8	x	16.2	x	16.5	x	17.6	x	18.7	x
Price / LTM EPS	34.3	x	13.4	x	16.5	x	17.4	x	19.8	x

No company or transaction used as a comparison in the above selected transaction analysis is identical to Georgia Commerce or the proposed merger. Accordingly, an analysis of these results is not mathematical. Rather, it involves complex considerations and judgments concerning differences in financial and operating characteristics of the companies involved.

Relative Contribution Analysis. KBW analyzed the relative standalone contribution of IBERIABANK Corporation (pro forma for the Florida Bank Acquisitions) and Georgia Commerce to various pro forma balance sheet and income statement items of the combined entity. This analysis excluded purchase accounting adjustments. To perform this analysis, KBW used (i) balance sheet data for IBERIABANK Corporation (pro forma for the Florida Bank Acquisitions as provided by IBERIABANK Corporation management) and Georgia Commerce as of September 30, 2014 and (ii) net income consensus “street estimates” for IBERABANK and net income estimates for Georgia Commerce provided by Georgia Commerce management. The results of KBW’s analysis are set forth in the following table, which also compares the results of KBW’s analysis with the implied pro forma ownership percentages of IBERIABANK Corporation and Georgia Commerce respective shareholders in the combined company based on the 0.6134x exchange ratio in the proposed merger:

	IBERIABANK Corporation as a % of Total	Georgia Commerce as a % of Total
Balance Sheet:
Assets	94.5%	5.5%
Gross Loans	94.5%	5.5%
Deposits	94.4%	5.6%
Equity	95.4%	4.6%
Tangible Common Equity	93.8%	6.2%

Net Income to Common:
LTM GAAP Net Income	94.7%	5.3%
2015 Estimated GAAP Net Income	93.1%	6.9%
2016 Estimated GAAP Net Income	92.7%	7.3%

Ownership:
100% stock at 0.6134x exchange ratio	93.0%	7.0%

Pro Forma Financial Impact Analysis. KBW performed a pro forma financial impact analysis that combined projected income statement and balance sheet information of IBERIABANK Corporation and Georgia Commerce. Using closing balance sheet estimates as of June 30, 2015 for IBERIABANK Corporation (pro forma for the Florida Bank Acquisitions) and Georgia Commerce per the respective managements of IBERIABANK

Corporation and Georgia Commerce, net income consensus “street estimates” for IBERIABANK Corporation, net income estimates for Georgia Commerce provided by IBERIABANK Corporation management and pro forma assumptions (including certain purchase accounting adjustments, cost savings and related expenses) provided by IBERIABANK Corporation management, KBW analyzed the potential financial impact of the merger on certain projected financial results of IBERIABANK Corporation. This analysis indicated the merger could be dilutive to IBERIABANK Corporation’s 2015 estimated EPS, accretive to IBERIABANK Corporation’s 2016 estimated EPS, accretive to IBERIABANK Corporation’s estimated book value per share as of June 30, 2015 and dilutive to IBERIABANK Corporation’s estimated tangible book value per share as of June 30, 2015. Furthermore, the analysis indicated that, pro forma for the proposed merger, each of IBERIABANK Corporation’s tangible common equity to tangible assets ratio, Leverage Ratio, Tier 1 Common Ratio, Tier 1 Risk-Based Capital Ratio and Total Risk-Based Capital Ratio as of June 30, 2015 could be lower. For all of the above, the actual results achieved by IBERIABANK Corporation following the merger may vary from the projected results, and the variations may be material.

Discounted Cash Flow Analysis. KBW performed a discounted cash flow analysis to estimate a range for the implied equity value of Georgia Commerce. In this analysis, KBW used financial forecasts and projections relating to the earnings and assets of Georgia Commerce prepared, and provided to KBW, by Georgia Commerce management, and assumed discount rates ranging from 13.0% to 18.0%. The ranges of values were derived by adding (i) the present value of the estimated free cash flows that Georgia Commerce could generate over the period from Q4 2014 to 2018 as a standalone company, and (ii) the present value of Georgia Commerce’s implied terminal value at the end of such period. KBW assumed that Georgia Commerce would maintain a tangible common equity to tangible assets ratio of 8.00% and would retain sufficient earnings to maintain that level. In calculating the terminal value of Georgia Commerce, KBW applied a range of 10.0x to 15.0x estimated 2019 earnings. This discounted cash flow analysis resulted in a range of implied values per share of Georgia Commerce common stock of approximately $28.86 per share to $47.96 per share.

The discounted cash flow analysis is a widely used valuation methodology, but the results of such methodology are highly dependent on the assumptions that must be made, including asset and earnings growth rates, terminal values, dividend payout rates, and discount rates. The analysis did not purport to be indicative of the actual values or expected values of Georgia Commerce.

Miscellaneous. KBW acted as financial advisor to Georgia Commerce in connection with the proposed merger and did not act as an advisor to or agent of any other person. As part of its investment banking business, KBW is continually engaged in the valuation of bank and bank holding company securities in connection with acquisitions, negotiated underwritings, secondary distributions of listed and unlisted securities, private placements and valuations for various other purposes. As specialists in the securities of banking companies, KBW has experience in, and knowledge of, the valuation of banking enterprises. In the ordinary course of KBW’s business as a broker-dealer, KBW may from time to time purchase securities from, and sell securities to, Georgia Commerce and IBKC. Further to existing sales and trading relationships between a KBW affiliated broker-dealer and each of Georgia Commerce and IBERIABANK Corporation, such broker-dealer has from time to time purchased securities from, and sold securities to, Georgia Commerce and IBERIABANK Corporation. As a market maker in securities, KBW may from time to time have a long or short position in, and buy or sell, debt or equity securities of Georgia Commerce and IBERIABANK Corporation for its own account and for the accounts of its customers.

Pursuant to the KBW engagement agreement, Georgia Commerce agreed to pay KBW a total cash fee equal to 1.00% of the aggregate merger consideration, $250,000 of which became payable to KBW upon the rendering of its opinion and the balance of which is contingent upon the consummation of the merger. Georgia Commerce also agreed to reimburse KBW for reasonable out-of-pocket expenses and disbursements incurred in connection with its retention and to indemnify KBW against certain liabilities relating to or arising out of KBW’s engagement or KBW’s role in connection therewith. In addition to this present engagement, in the two years preceding the date of its opinion, KBW has provided investment banking and financial advisory services to

Georgia Commerce and received compensation for such services. KBW served as financial advisor to Georgia Commerce in connection with its acquisition of Brookhaven Bank in December 2013. KBW also served as lead placement agent in connection with Georgia Commerce’s December 2012 private placement of common stock. In the two years preceding the date of its opinion, KBW has provided investment banking and financial advisory services to IBKC and received compensation for such services. KBW served as financial advisor to IBKC in connection with its acquisition of Teche Holding Company in May 2014. KBW may in the future provide investment banking and financial advisory services to Georgia Commerce or IBERIABANK Corporation and receive compensation for such services.

Certain Financial Forecasts

Georgia Commerce does not, as a matter of course, publicly disclose forecasts or internal projections. However, Georgia Commerce provided to IBERIABANK Corporation and KBW a summary of certain internal financial forecasts. The selected financial forecasts described below were not prepared with a view toward public disclosure or compliance with published guidelines of the SEC, the guidelines established by the American Institute of Certified Public Accountants for Prospective Financial Information, or U.S. generally accepted accounting principles, and are included in this proxy statement/prospectus only because they were made available to Georgia Commerce’s board of directors, IBERIABANK Corporation and KBW in connection with the proposed merger. Georgia Commerce’s independent auditor did not examine or compile any of these estimates or express any conclusion or provide any form of assurance with respect to these estimates.

The financial forecasts described below are forward-looking statements, made on a variety of assumptions, are subject to risks and uncertainties that could cause actual results to differ materially from such estimates, and should be read with caution. The description of financial forecasts in this proxy statement/prospectus should not be regarded as an indication that they are necessarily predictive of actual future events and they should not be relied on as such. Georgia Commerce does not intend to update or otherwise revise the projections. The following financial projections were prepared by Georgia Commerce’s management and were reviewed by the Georgia Commerce board of directors, IBERIABANK Corporation and KBW in connection with the proposed merger (in thousands, except per share data):

Selected Financial Data	2015	2016
Net Income	12,513	15,320
Earnings Per Share	$2.72	$3.33

In addition, KBW used consensus 2015 and 2016 EPS and income “street estimates” for IBERIABANK Corporation, which were discussed with management of IBERIA BANK Corporation, in performing the selected companies analysis and the relative contribution analysis in connection with KBW’s opinion.

Employee Matters

Each individual who is an employee of Georgia Commerce or its subsidiaries as of the closing of the merger (whose employment is not specifically terminated upon the closing) will become an employee of IBERIABANK Corporation or IBERIABANK.

All Georgia Commerce or Georgia Commerce Bank employees who remain employed by IBERIABANK Corporation or IBERIABANK at the effective time will be given credit for service at Georgia Commerce or its subsidiaries for all purposes, including eligibility to participate in and the satisfaction of vesting requirements, satisfying any waiting periods, evidence of insurability requirements, seniority or the application of any pre-existing conditions limitations (but not for pension benefit accrual purposes) under IBERIABANK Corporation’s compensation and benefit plans. Any employee of Georgia Commerce or its subsidiaries who is eligible for severance after the merger date and does not remain employed following the merger date shall receive a severance payment from IBERIABANK Corporation for the entire time he or she was an employee of Georgia Commerce or its subsidiaries as if he or she were an employee of IBERIABANK for such period in accordance with the IBERIABANK Severance Pay Plan. No former employee of Georgia Commerce or its subsidiaries shall receive a change of control or severance payment from IBERIABANK Corporation if he or she received a change of control payment from Georgia Commerce or its subsidiaries, unless provided otherwise pursuant to an agreement entered into between IBERIABANK Corporation and such employee.

Georgia Commerce and Georgia Commerce Bank will terminate the Georgia Commerce Bank 401(k) Plan as of or immediately prior to the effective date of the merger. The account balances of all participants and beneficiaries in these plans will immediately become vested and either be distributed or transferred to an eligible tax-qualified retirement plan or individual retirement account, in accordance with the terms of the plan and as directed by the participant or beneficiary. However, if IBERIABANK elects to pursue a favorable determination letter from the Internal Revenue Service with respect to the qualified status of either such plan on its termination, no distributions shall be made from such plan until a favorable determination letter is received; provided, that distributions may still be made as required by applicable law and in accordance with the plan’s terms regarding distributable events other than plan termination.

Interests of Certain Executive Officers and Directors in the Merger

Certain Georgia Commerce executive officers and directors have financial and other interests in the merger as individuals in addition to, or different from, their interests as shareholders of Georgia Commerce. Our board of directors was aware of these interests and considered them in its decision to approve the merger agreement. These interests are discussed below.

Stock Options. Georgia Commerce established a stock option plan pursuant to which it has granted options to purchase shares of Georgia Commerce Voting Common Stock to its directors, executive officers and key employees. Under the terms of the merger agreement, outstanding and unexercised options to purchase shares of Georgia Commerce Voting Common Stock granted under Georgia Commerce’s stock option plan, whether or not vested and exercisable, will become fully earned and exercisable as of the effective date of the merger. Each outstanding stock option that is unexercised at the effective time of the merger will be canceled in exchange for the right to receive a single lump sum cash payment from Georgia Commerce based upon the difference between the total value of the merger consideration per share of Georgia Commerce common stock and the exercise price of the stock option. Each of the directors and executive officers of Georgia Commerce hold stock options and are estimated to receive the following cash payments in exchange for the cancellation of their options (such amounts are based upon a hypothetical Measurement Price of [$        ] ending on [                    ,] 2015):

Name	Amount
Non-Employee Directors:
Theodore J. Bruno	$
Mark B. Chandler	$
Harald R. Hansen	$
H.C Henry, Jr.	$
Richard S. Novack	$
Gregory S. Pope	$
Donal R. Ratigan	$
Anthony L. Wood	$

Executive Officers:
Mark W. Tipton(1)	$
Rodney L. Hall(1)	$
Allan R. Siegel	$

(1)	Also a member of the Georgia Commerce board of directors.

Employment Agreements with Georgia Commerce and Related Employment Termination Agreements. Georgia Commerce has employment agreements with Messrs. Tipton and Hall. Under these employments agreements, in the event of a termination for good reason, as defined by the agreement, other than a termination for good reason within one year after a change in control, Georgia Commerce shall continue to pay to the executive the base annual salary in effect on the date of the termination (or if greater, the highest annual salary in effect for the Executive within the 36 month period prior to said termination) plus an annual amount equal to any bonus paid by Georgia Commerce or its subsidiaries to the executive during the 12-month period prior to the termination in approximately equal monthly installments during the six months following the date of termination. In the event of a termination for good reason within one year after a change in control, Georgia Commerce shall pay to the executive an amount equal to two (2) times the average base annual salary plus the average annual bonus received by the executive during the three year period prior to the termination, payable in a single lump sum within 30 days following such executive’s date of termination. A change in control as defined under the employment agreements includes the completion of the merger with IBERIABANK Corporation. Mr. Tipton and Mr. Hall have also entered into employment termination agreements with IBERIABANK Corporation, IBERIABANK and Georgia Commerce Bank which provide for termination of the Georgia Commerce employment agreements at the effective date of the merger, and payments to Mr. Tipton and Mr. Hall of termination payments in the amount of $1,073,333 and $936,667, respectively, representing the amounts, that would have been paid if they were terminated without cause within one year after the merger. Payments under the employment agreements will be decreased as necessary to avoid excess parachute payments under Section 280G of the Internal Revenue Code.

Employment Agreements with IBERIABANK. In connection with the execution of the merger agreement, Mark W. Tipton, Chairman and Chief Executive Officer of Georgia Commerce has entered into an employment agreement with IBERIABANK pursuant to which he has agreed to become Executive Vice President and Georgia Market President of IBERIABANK for a three year period commencing on the effective date of the merger of Georgia Commerce with and into IBERIABANK. The employment agreement provides that Mr. Tipton will be entitled to a base salary of $425,000 annually, that he will be eligible to participate in all employee benefit plans and fringe benefits provided to similarly-situated executive officers of IBERIABANK, and that he will be reimbursed for all reasonable business expenses. Mr. Tipton will receive an award of 15,000 shares of restricted stock under IBERIABANK Corporation’s incentive plan upon consummation of the merger, which vests over a three year period. In addition, Mr. Tipton will be entitled to receive an annual cash bonus of $275,000 on each of the first, second and third anniversary dates of the merger. During the term of his employment under his employment agreement, Mr. Tipton will also be entitled to an automobile allowance of $750 per month and a continuation of reimbursement for membership in all social clubs (business, social or otherwise) as to which he was a member as of the date of his employment agreement. During the term of his agreement, IBERIABANK will pay the annual premium on a life insurance policy for Mr. Tipton.

In the event of Mr. Tipton’s death during the term of his employment agreement, his estate will receive regular base pay through the last day of the calendar month of his death. If his employment is terminated by IBERIABANK without “just cause” (as defined in the employment agreement) or if he terminates his employment for “cause” (as defined in the employment agreement), he will receive the greater of the balance of his base salary and annual bonuses under the remaining term of his employment agreement or the amount that would otherwise be payable to him under the IBERIABANK Severance Pay Plan, plus life and medical insurance (until the earlier of his death, employment by another employer, or one year after termination). In the event that IBERIABANK terminates Mr. Tipton for just cause, he will not be entitled to receive any compensation under the employment agreement. Mr. Tipton may voluntarily terminate employment at any time by written notice, in which case (unless he terminates employment for cause) he will receive his compensation, vested rights and benefits up to the date of termination of employment. “Just cause” under the employment agreement means personal dishonesty, willful failure to discharge duties, willful misconduct, breach of fiduciary duty involving personal profit; conviction of or plea of nolo contendere to a crime that constitutes a felony or a crime that constitutes a misdemeanor involving moral turpitude or material breach of any provision of the employment agreement. “Termination by Employee For Cause” under the employment agreement means a violation by

IBERIABANK of any material provision of his agreement, as follows: (i) IBERIABANK materially reassigns Mr. Tipton to a new position, or requires him to perform duties not in keeping with his position; (ii) IBERIABANK requires Mr. Tipton to relocate more than fifty miles from his current work location; (iii) IBERIABANK reduces Mr. Tipton’s compensation without his consent; or (iv) IBERIABANK requests that Mr. Tipton perform an illegal or unethical business practice, any one of which is not remedied within 30 days after written notice to IBERIABANK. The employment agreement requires Mr. Tipton to provide written notice to IBERIABANK of any such basis for termination for cause and opportunity to remedy such event or condition.

Under the employment agreement, Mr. Tipton has agreed not to compete with IBERIABANK throughout the term of his agreement in the Atlanta, Georgia Metropolitan Statistical Area and other MSAs in Georgia in which IBERIABANK operates during the thirty-six month period beginning with the effective date of the merger. He has also each agreed that, throughout the term of his agreement, that he will not, within such geographic area, (i) solicit with regard to hiring any individual who is an employee of IBERIABANK, (ii) solicit, divert or entice away any customer of IBERIABANK (who was a customer during Mr. Tipton’s employment with IBERIABANK), or (iii) solicit, induce or attempt to influence any such customer of IBERIABANK, to discontinue, reduce or limit the extent of such relationship with IBERIABANK.

In connection with the execution of the merger agreement, Rodney L. Hall, President and Chief Lending Officer of Georgia Commerce, has entered into an employment agreement with IBERIABANK pursuant to which he has agreed to become Executive Vice President and Atlanta Market President of IBERIABANK for a three year period commencing on the effective date of the merger of Georgia Commerce Bank with and into IBERIABANK. The employment agreement provides that Mr. Hall will be entitled to a base salary of $350,000 annually that he will be eligible to participate in all employee benefit plans and fringe benefits provided to similarly-situated executive officers of IBERIABANK, and that he will be reimbursed for all reasonable business expenses. Mr. Hall will receive an award of 10,000 shares of restricted stock under IBERIABANK Corporation’s incentive plan upon consummation of the merger, which vests over a three year period. In addition, Mr. Hall will be entitled to receive an annual cash bonus of $250,000 on each of the first, second and third anniversary dates of the merger. During the term of his employment under his employment agreement, Mr. Hall will be entitled to a monthly automobile allowance of $750 as well as a continuation of reimbursement for membership in all social clubs (business, social or otherwise) as to which he was a member as of the date of his employment agreement. During the term of his agreement, IBERIABANK will pay the annual premium on a life insurance policy for Mr. Hall.

In the event of Mr. Hall’s death during the term of his employment agreement, his estate will receive regular base pay through the last day of the calendar month of his death. If his employment is terminated by IBERIABANK without “just cause” (as defined in the employment agreement) or if he terminates his employment for “cause” (as defined in the employment agreement), he will receive the greater of the balance of his base salary and annual bonuses under the remaining term of his employment agreement or the amount that would otherwise be payable to him under the IBERIABANK Severance Pay Plan, plus life and medical insurance (until the earlier of his death, employment by another employer, or one year after termination. In the event that IBERIABANK terminates Mr. Hall for just cause, he will not be entitled to receive any compensation under the employment agreement. Mr. Hall may voluntarily terminate employment at any time by written notice, in which case (unless he terminates employment for cause) he will receive his compensation, vested rights and benefits up to the date of termination of employment. “Just cause” under the employment agreement means personal dishonesty, willful failure to discharge duties, willful misconduct, breach of fiduciary duty involving personal profit; conviction of or a plea of guilty or nolo contendere to a crime that involves a felony or a crime that constitutes a misdemeanor involving moral turpitude, or material breach of any provision of the employment agreement. “By Employee For Cause” under the employment agreement means a violation by IBERIABANK of any material provision of his agreement, as follows: (i) IBERIABANK materially reassigns Mr. Hall to a new position, or requires him to perform duties not in keeping with his position; (ii) IBERIABANK requires Mr. Hall to relocate more than fifty miles from his current work location; (iii) IBERIABANK reduces Mr. Hall’s compensation without his consent; or (iv) IBERIABANK requests that Mr. Hall perform an illegal or unethical business practice, any one of which is not remedied within 30 days after written notice to IBERIABANK. The employment agreement requires Mr. Hall to provide written notice to IBERIABANK of any such basis for termination for cause and opportunity to remedy such event or condition.

Under the employment agreement, Mr. Hall has agreed not to compete with IBERIABANK throughout the term of his agreement in the Atlanta, Georgia Metropolitan Statistical Area during the thirty-six month period beginning with the effective date of the merger. He has also each agreed that, throughout the term of his agreement, he will not, within such geographic area, (i) solicit with regard to hiring any individual who is an employee of IBERIABANK, (ii) solicit, divert or entice away any customer of IBERIABANK (who was a customer during Mr. Hall’s employment with IBERIABANK), or (iii) solicit, induce or attempt to influence any such customer of IBERIABANK, to discontinue, reduce or limit the extent of such relationship with IBERIABANK.

Change in Control Severance Agreement with IBERIABANK Corporation. IBERIABANK Corporation has also entered into change in control severance agreements with Mark W. Tipton and Rodney L. Hall. IBERIABANK Corporation entered into these agreements because the banking industry has been consolidating for a number of years, and IBERIABANK Corporation does not want Messrs. Tipton and Hall distracted by a rumored or actual change in control.

The agreement will trigger under the following circumstances: (1) voluntary resignation for good reason within 90 days of a change in control (as defined in the agreement), or (2) within three years of a change in control, the individual resigns for good reason or is terminated by IBERIABANK Corporation or its successor without just cause, provided that any such termination constitutes a separation from service.

Severance benefit: Under this agreement, the cash severance payment is 70% of the amount permitted under Code Section 280G that would not be considered an “excess parachute payment” as defined by Code Section 280G. In addition, they would be entitled to continued medical and life benefits at IBERIABANK Corporation’s expense for 39 months following termination of employment. IBERIABANK Corporation would also make each of them whole for any excise tax imposed by the Internal Revenue Code with respect to any payments under the agreement.

Indemnification. IBERIABANK Corporation has agreed that all rights to indemnification and all limitations of liability currently existing in favor of any officer or director of Georgia Commerce or any of its subsidiaries with respect to matters occurring on or prior to the effective date of the merger will survive the merger and continue in accordance with their terms. Nevertheless, under the merger agreement, IBERIABANK Corporation is permitted in its discretion to undertake any type of internal reorganization, including liquidating, merging or other otherwise reorganizing its subsidiaries and affiliates, after the closing of the merger, which may impact the availability of such rights and limitations.

In addition, for a period of six years after the effective time of the merger, all rights to indemnification and all limitations of liability currently existing in favor of any officer or director of Georgia Commerce or any of its subsidiaries with respect to matters occurring on or prior to the effective date of the merger will continue in effect and will be enforceable against IBERIABANK Corporation. IBERIABANK Corporation has agreed to provide such indemnification and limitation to the fullest extent currently provided under the articles and/or bylaws of Georgia Commerce, Georgia Commerce Bank or any other subsidiary, if such claim pertains to any matter arising, existing or occurring before the effective time of the merger, regardless of whether such claim is asserted or claimed before, or after, the effective time of the merger for a period of six years following the merger. In the event that a claim for indemnification is asserted or made within the six year period, it will continue until the final disposition of the claim or action, even if that is after the end of the six year period.

Officers’ and Directors’ Insurance. IBERIABANK Corporation and Georgia Commerce have agreed that for a period of six years following the effective date of the merger, IBERIABANK Corporation shall maintain

Georgia Commerce’s current management liability insurance; however, IBERIABANK Corporation is not required to spend annually in the aggregate an amount over 175% of Georgia Commerce’s aggregate premiums for such management liability insurance for its 2014 fiscal year; if the limit is reached IBERIABANK Corporation is to purchase as much comparable insurance as is available within the limit.

Appointment to the Advisory Board and Non-Compete Restrictions. IBERIABANK Corporation has invited each Georgia Commerce non-employee director to join, as of the effective date of the merger, IBERIABANK’s Atlanta Market Advisory Board for three years following completion of the merger. IBERIABANK’s Atlanta Market Advisory Board will meet on a regular basis as determined by the market president and its purpose will be to advise IBERIABANK as to its market areas and customers. Each of these directors who accepts the invitation will become members of the appropriate advisory board and will receive a fee of not less than $500 per meeting attended for three years’ service in such capacity. Pursuant to support agreements between IBERIABANK Corporation and each director of Georgia Commerce, the directors have agreed not to be a member of or be affiliated with a board of directors or advisory board of any other financial institution serving Georgia Commerce Bank’s market areas for two years after consummation of the merger, except for any such memberships or affiliations existing on the date of the support agreements.

Management and Operations After the Merger

Upon closing of the merger between Georgia Commerce and IBERIABANK Corporation, the separate existence of Georgia Commerce will cease. The directors and officers of IBERIABANK Corporation immediately prior to the merger will continue as directors and officers of IBERIABANK Corporation after the merger.

Under the terms of the merger agreement, the articles of incorporation and bylaws of IBERIABANK Corporation will be the articles of incorporation and bylaws of the combined entity which will retain the name of IBERIABANK Corporation. IBERIABANK Corporation, as the resulting entity, will continue to operate under the policies, practices and procedures currently in place. Upon completion of the merger, all assets and property owned by Georgia Commerce will become immediately the property of IBERIABANK Corporation. IBERIABANK currently anticipates operating nine bank branch offices in the Atlanta area after the merger.

Effective Date of Merger

The parties expect that the merger will be effective in the first half of 2015, or, if delays occur, as soon as possible after the receipt of all regulatory and shareholder approvals, all regulatory waiting periods expire and all other conditions to the completion of the merger have been satisfied or waived. The merger will be legally completed by the filing of certificates of merger with the Louisiana Secretary of State and the Georgia Secretary of State. If the merger is not consummated by November 30, 2015, the merger agreement may be terminated by either Georgia Commerce or IBERIABANK Corporation, provided that the party seeking to terminate is not otherwise in breach of the terms of the merger agreement.

Conduct of Business Pending the Merger

The merger agreement contains various restrictions on the operations of Georgia Commerce before the effective time of the merger. In general, the merger agreement obligates Georgia Commerce to conduct its business in the usual, regular and ordinary course of business consistent with past practice. In addition, Georgia Commerce has agreed that, except as expressly contemplated by the merger agreement or specified in a schedule to the merger agreement, and subject to certain exceptions, without the prior written consent of IBERIABANK Corporation, it will not, among other things:

•	introduce, amend, authorize or propose to amend its articles of incorporation or bylaws (or similar organizational documents);

•	(i) set any record or payment dates for, or make, declare, pay or set aside for payment, any dividend on or in respect of, or declare or make any distribution (whether in cash, stock or property) on any shares of its capital stock or other equity interests, other than intra-corporate dividends and in any case in accordance with all applicable regulatory requirements, (ii) purchase, redeem or otherwise acquire shares of capital stock or other equity interests or voting securities of Georgia Commerce or its subsidiaries or any options, warrants, or rights to acquire any such shares or other equity interests or voting securities, or (iii) split, combine, reclassify or otherwise amend the terms of any of its capital stock or other equity interests or voting securities or issue or authorize the issuance of any other securities in respect of, in lieu of or in substitution for shares of its capital stock or other equity interests, except in the case of clauses (ii) and (iii), for the issuance of shares of Georgia Commerce common stock upon the exercise or settlement of Georgia Commerce stock options or awards (x) outstanding on the date of the merger agreement, or (y) permitted to be issued under the merger agreement, in each case, in accordance with their terms;

•	issue, deliver, sell, grant, pledge or otherwise encumber or subject to any lien any shares of its capital stock or other equity interests or any securities convertible into, or exchangeable for, or any rights, warrants or options to acquire, any such shares or other equity interests or voting securities, or any stock appreciation rights, “phantom” stock rights, performance units, rights to receive shares of capital stock on a deferred basis or other rights linked to the value of shares of Georgia Commerce common stock, including pursuant to contracts as in effect on the date hereof, other than the issuance of shares of Georgia Commerce common stock upon the exercise or settlement of the Georgia Commerce warrants, stock options or awards outstanding on the date of the merger agreement, in each case in accordance with their terms as in effect on such date;

•	(i) hire or promote any employee, provided, that Georgia Commerce may hire at-will, non-officer employees at an annual rate of compensation of $45,000 or less to fill vacancies that may from time to time arise in the ordinary course of business consistent with past practice or (ii) grant any salary or wage increase or increase any employee benefit, including the grant of any incentive stock awards, incentive or bonus payments or increase in incentive or bonus payment opportunity (or, with respect to any of the preceding, communicate any intention to take such action), except (A) to make changes that are required by applicable law, (B) to satisfy contractual obligations existing as of the date of the merger agreement under any Georgia Commerce plans, (C) to accrue bonuses on a monthly basis at a rate of one-twelfth of the aggregate amount accrued during the year ending December 31, 2014, (D) to time bonus payments consistent with past practices, (E) to grant salary merit raises consistent with salary merit raises granted during the year ending December 31, 2014, and (F) to continue to time salary merit raises based on anniversary dates consistent with dates of such raises during the year ending December 31, 2014;

•	enter into, establish, adopt, amend, modify or renew any Georgia Commerce plan, or any trust agreement (or similar arrangement) related thereto, in respect of any director, officer or employee, take any action to accelerate the vesting or exercisability of stock options or other compensation or benefits payable under any Georgia Commerce plans, fund or in any other way secure or fund the payment of compensation or benefits under any Georgia Commerce plan, change the manner in which contributions to any Georgia Commerce plan are made or determined, or add any new participants to or increase the principal sum of any non-qualified retirement plans (or, with respect to any of the preceding, communicate any intention to take such action), except (1) as may be required by applicable law, or (2) to satisfy contractual obligations existing as of the date of the merger agreement, including pursuant to the terms of any plan;

•	sell, license, lease, transfer, mortgage, encumber or otherwise dispose of or discontinue any of its rights, assets, deposits, business or properties, except for sales of loans and sales of investment securities in the ordinary course of business consistent with past practice and pledges of assets to secure public deposits and cash management sweeps in the ordinary course of business consistent with past practice;

•	(i) make any acquisition of or investment in any other person, by purchase or other acquisition of stock or other equity interests, by merger, consolidation, asset purchase or other business combination, or by formation of any joint venture or other business organization or by contributions to capital or (ii) make any purchases or other acquisitions of any debt securities, property or assets (including any investments or commitments to invest in real estate or any real estate development project) in or from any person other than a wholly owned subsidiary of Georgia Commerce; except for (A) foreclosures and other similar acquisitions in connection with securing or collecting debts previously contracted, (B) in a fiduciary or similar capacity in the ordinary and usual course of business consistent with past practice and (C) loans purchased or extended in accordance with the merger agreement and purchases of investment securities for portfolio management purposes;

•	adopt or enter into a plan of complete or partial liquidation, dissolution, restructuring, capitalization or other reorganization;

•	other than in the ordinary course of business consistent with past practice, (i) modify, amend, terminate, fail to renew, cancel or extend any material contract or expressly waive any material benefits under any material contract or (ii) enter into any contract that if in effect on the date hereof would be a material contract or any agreement with any broker or finder in connection with the merger and the other transactions contemplated hereby or any lease, license or other contract that is not a material contract but calls for payments of $100,000 or more by Georgia Commerce or its subsidiaries;

•	(i) settle any action against it, except for an action that is settled in the ordinary course of business consistent with past practice in an amount and for consideration not in excess of $75,000 and that would not impose any non-monetary restriction on the business of it or its subsidiaries or, after the closing date of the merger, IBERIABANK Corporation or its subsidiaries or (ii) waive or release any material rights or claims, or agree or consent to the issuance of any injunction, decree, order or judgment restricting or otherwise affecting its business or operations;

•	change its financial accounting methods, principles or practices, except insofar as may have been required by a change in GAAP or applicable law and as approved in writing by Georgia Commerce’s independent public accountants;

•	charge-off (except as may other be required by applicable law or by any governmental entity or by GAAP) any material credit, or make or enter into any commitments to make any credit which varies materially from its written credit policies;

•	reduce its reserve for loan losses below $6.0 million, except as may be required by law, governmental entity or GAAP;

•	settle or compromise any material liability for taxes, amend any material tax return, make or change any material tax election, file any material tax return in a manner inconsistent with past practice, adopt or change in any material respect any method of accounting for tax purposes, agree to an extension or waiver of the statute of limitations with respect to the assessment or determination of taxes, enter into any closing agreement with respect to any tax or surrender any right to claim a tax refund;

•	knowingly take, or knowingly omit to take, any action that would, or is reasonably likely to, prevent or impede the merger from qualifying as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code or any action that is reasonably likely to result in any of the conditions to consummation of the merger not being satisfied in a timely manner, in each case except (with prior notice to IBERIABANK Corporation) as may be required by applicable law;

•

except for loans or commitments for loans that have previously been approved by Georgia Commerce prior to the date of the merger agreement, make or acquire any loan or issue a commitment (or renew or extend an existing commitment) for (1) any new secured loan (or any increase in such a loan) in excess of $3,000,000 in the aggregate to a single borrower, or any new unsecured loan (or any increase in such a loan) in excess of $1,000,000 in the aggregate to a single borrower, (2) any loan that is not made in conformity, in all material respects, with Georgia Commerce’s ordinary course lending policies and guidelines in effect as of the date hereof, or (3) any loan renewal, other than a renewal with the same collateral, guarantors, materially similar financials and ratios and term (not to exceed the lesser of such Loan’s original term or five (5) years, except as required by applicable law). No additional funds shall be extended to a loan classified as “criticized,” and no “criticized” loan shall be renewed beyond 90 days;

•	(i) make any capital expenditures in excess of $50,000 in the aggregate (ii) incur any indebtedness for borrowed money with a maturity longer than three months or assume, guarantee, endorse or otherwise as an accommodation become responsible for the long-term indebtedness of any other person (other than deposits and similar liabilities in the ordinary course of business consistent with past practice and indebtedness of Georgia Commerce’s subsidiaries to it) or (iii) enter into any securitizations of loans or create any special purpose funding or variable interest entity;

•	enter into any new line of business or change its lending, investment, risk and asset-liability management and other material banking or operating policies in any material respect;

•	foreclose on or take a deed or title to any real estate other than single-family residential properties without first conducting a Phase I environmental assessment of the property that satisfies the requirements of the all appropriate inquiries standard of CERCLA §101(35), 42 U.S.C. §9601(35), or foreclose on or take a deed or title to any real estate other than single-family residential properties if such environmental assessment indicates the presence of a hazardous, toxic, radioactive or dangerous materials or other materials regulated under environmental laws;

•	permit the commencement of any construction of new structures or facilities upon, or purchase or lease any real property in respect of any branch office or other facility, or make application for the opening, relocation or closing of any, or open, relocate or close any, branch office or other facility;

•	except pursuant to agreements or arrangements in effect on the date of the merger agreement and previously provided to IBERIABANK Corporation, pay, loan or advance any amount to, or sell, transfer or lease any properties, rights or assets (real, personal or mixed, tangible or intangible) to, or enter into any agreement or arrangement with, any of its officers or directors or any of their family members, or any affiliates or associates (as such term is defined under the Securities Exchange Act of 1934, or the Exchange Act) of any of its officers or directors other than loans originated in the ordinary course of the business of Georgia Commerce, in the case of any such agreements or arrangements relating to compensation, fringe benefits, severance or termination pay or related matters;

•	materially change its investment securities portfolio policy, or the manner in which the portfolio is classified or reported, or invest in any mortgage-backed or mortgage related securities which would be considered “high-risk” securities under applicable regulatory pronouncements;

•	make any material changes in its policies and practices with respect to (1) underwriting, pricing, originating, acquiring, selling, servicing, or buying or selling rights to service loans or (2) its hedging practices and policies;

•	introduce any material new products or services, any material marketing campaigns or any material new sales compensation or incentive programs or arrangements;

•	fail to use commercially reasonable efforts to take any action that is required by a regulatory agreement, or willfully take any action that violates a regulatory agreement;

•	except as otherwise expressly permitted by the merger agreement, engage or participate in any material transaction (other than furnishing information and participating in discussions to the extent permitted by the merger agreement) or incur or sustain any material obligation, in each case, other than in the ordinary course of business consistent with past practice; or

•	enter into any contract or otherwise agree or commit to take any of the foregoing actions.

In addition to these covenants, the merger agreement contains various other customary covenants, including, among other things, access to information and each party’s agreement to use its reasonable efforts to obtain all required consents.

In connection with the termination of the 401(k) plan of Georgia Commerce Bank (as referenced above), the board of directors of Georgia Commerce will adopt resolutions prior to the effective date of the merger to terminate such plans subject to consummation of the merger. Thereafter, Georgia Commerce Bank (before the merger) and IBERIABANK (after the merger) will wind up the plans and may seek a determination letter from the IRS with respect to the final terms of the plans before making a final distribution of the assets of the plans. Following the merger, IBERIABANK will communicate with the plans participants regarding their options for rolling over their final distributions from the plans.

Representations and Warranties

The merger agreement contains a number of customary representations and warranties by IBERIABANK Corporation and Georgia Commerce regarding aspects of their respective businesses, financial condition, structure and other facts pertinent to the merger that are customary for a transaction of this kind. They include, among other things:

•	organization, existence, and corporate power and authority of each of the companies;

•	capitalization of each of the companies;

•	corporate power and authority to consummate the merger;

•	absence of conflicts with and violations of law;

•	absence of any undisclosed liabilities;

•	absence of adverse material litigation;

•	accuracy of IBERIABANK Corporation’s reports and financial statements filed with the SEC;

•	accuracy of Georgia Commerce’s financial statements and its reports filed with bank regulatory agencies;

•	existence, performance and legal effect of certain contracts;

•	filing of tax returns, payment of taxes and other tax matters by each party;

•	labor and employee benefit matters; and

•	compliance with applicable environmental laws.

All representations, warranties and covenants of the parties, other than the covenants in specified sections which relate to continuing matters, terminate upon the merger.

Conditions to the Merger

The respective obligations of IBERIABANK Corporation and Georgia Commerce to complete the merger are subject to various conditions prior to the merger. The conditions include the following:

•	Georgia Commerce shareholders must have approved the merger agreement by the requisite vote in accordance with the merger agreement and the GBCC;

•	holders of not more than 10% of the Georgia Commerce common stock shall have exercised their statutory dissenters rights;

•	the receipt by IBERIABANK Corporation and Georgia Commerce of opinions from Jones Walker LLP and Womble Carlyle Sandridge & Rice, LLP to the effect that for United States federal income tax purposes the merger will be treated as a reorganization within the meaning of Section 368(a) of the Code;

•	the registration statement covering the IBERIABANK Corporation shares to be issued pursuant to the merger agreement shall have become effective under the Securities Act of 1933 and no stop order for the registration statement shall have been issued and no proceedings for that purpose shall have been initiated by the SEC;

•	all requisite regulatory approvals and consents must have been obtained on terms and conditions that would not reasonably be expected to restrict or burden IBERIABANK Corporation in a manner that would have a “purchaser material adverse effect” (as defined in the Agreement), and all waiting periods required by law must have expired;

•	no event shall have occurred or circumstance arisen that, individually or in the aggregate, has had a material adverse effect on either IBERIABANK Corporation or Georgia Commerce;

•	the absence of any order by a court, or similar action by a regulatory authority or other governmental entity that enjoins or prohibits the merger.

The parties may waive conditions to their obligations unless they are legally prohibited from doing so. Shareholder approval and regulatory approvals may not be legally waived.

Regulatory Approvals Required for the Merger

General. Georgia Commerce and IBERIABANK Corporation have agreed to use reasonable efforts to obtain all permits, consents, approvals and authorizations of all third parties and governmental entities that are necessary or advisable to consummate the merger. This includes the approval of the Board of Governors of the Federal Reserve System, the Commissioner of the Office of Financial Institutions of the State of Louisiana and the Georgia Department of Banking and Finance. The merger cannot be completed until such approvals have been obtained and applicable waiting periods have expired. IBERIABANK Corporation cannot assure that there will not be any litigation challenging the approvals. IBERIABANK Corporation also cannot assure that the United States Department of Justice or any state attorney general will not attempt to challenge the merger on antitrust grounds, or what the outcome will be if such a challenge is made.

IBERIABANK Corporation and IBERIABANK filed the required applications with the Federal Reserve Board, the Louisiana Office of Financial Institutions and the Georgia Department of Banking and Finance in December 2014. In February 2015, IBERIABANK Corporation received approval of the merger and the bank merger from the the Federal Reserve Board, the Louisiana Office of Financial Institutions and the Georgia Department of Banking and Finance. IBERIABANK Corporation is not aware of any other material governmental approvals or actions that are required prior to the merger other than those described below. IBERIABANK Corporation presently contemplates that it will seek any additional governmental approvals or actions that may be required; however, it cannot assure that it will obtain any such additional approvals or actions.

Federal Reserve Board. The mergers are subject to the prior approval of or waiver from the Federal Reserve Board which may not approve a merger if:

•	such transaction would result in a monopoly or would be in furtherance of any combination or conspiracy to monopolize or attempt to monopolize the business of banking in any part of the United States; or

•

the effect of such transaction, in any section of the country, may be to substantially lessen competition, or tend to create a monopoly, or in any manner restrain trade, unless in each case the Federal Reserve Board finds that the anticompetitive effects of the proposed transaction are clearly outweighed in the public interest by the probable effect of the transaction in meeting the convenience and needs of the communities to be served. In every case, the Federal Reserve Board is required to consider the financial and managerial resources and future prospects of the banks concerned and the convenience and needs of the communities to be served. Under the Community Reinvestment Act of 1977, the

Federal Reserve Board also must take into account the record of performance of each bank in meeting the credit needs of the entire community, including low and moderate-income neighborhoods, served by each bank holding company and its subsidiaries. Applicable regulations require publication of notice of an application for approval of the merger and an opportunity for the public to comment on the application in writing and to request a hearing.

Any transaction approved by the Federal Reserve Board may not be completed until 30 days after such approval, during which time the U.S. Department of Justice may challenge such transaction on antitrust grounds and seek divesture of certain assets and liabilities. With the approval of the Federal Reserve Board and the U.S. Department of Justice, the waiting period may be reduced to 15 days.

Louisiana Office of Financial Institutions. The merger of Georgia Commerce Bank with and IBERIABANK is subject to approval of the Commissioner of the Office of Financial Institutions of the State of Louisiana. The merger of Georgia Commerce Bank with and into IBERIABANK will become effective when the merger agreements have been filed with and recorded by the Commissioner.

Agreement to Not Solicit Other Offers

Until the merger is completed or the merger agreement is terminated, Georgia Commerce has agreed that it, its subsidiaries, its officers and its directors will not:

•	initiate, encourage or facilitate any inquiries or the making of any acquisition proposal;

•	enter into or continue any discussions or negotiations regarding or furnish non-public information with respect to any acquisition proposals; or

•	agree to or endorse any other acquisition proposal.

Georgia Commerce may, however, furnish information regarding Georgia Commerce to, or enter into and engage in discussions with, any person or entity in response to an unsolicited bona fide written acquisition proposal by the person or entity, if the board of directors of Georgia Commerce determines in good faith, after consultation with its outside legal counsel and financial advisors, that failing to do so may cause the Georgia Commerce board to breach its fiduciary duties.

If Georgia Commerce’s board of directors determines, after consultation with its financial advisor and legal counsel, that another acquisition proposal is superior to the merger because it is more favorable to Georgia Commerce’s shareholders from a financial point of view than the proposed merger, and is reasonably likely to be completed on the proposed terms on a timely basis, then it may terminate the merger agreement, subject to IBERIABANK Corporation’s right, for a period of 10 business days after receipt of notice of the superior proposal from Georgia Commerce, to make adjustments in the terms and conditions of the merger agreement so that any such acquisition proposal ceases to constitute a superior proposal. If IBERIABANK Corporation does not sufficiently adjust the terms and conditions of the merger agreement, Georgia Commerce will be at liberty to accept the superior proposal, subject to payment of the termination fee described below.

Termination; Amendment; Waiver

The merger agreement may be terminated prior to the closing, before or after approval by Georgia Commerce shareholders, for various reasons, including the following:

•	by the mutual written consent of Georgia Commerce and IBERIABANK Corporation;

•	by either IBERIABANK Corporation or Georgia Commerce if the merger shall not have been consummated on or before November 30, 2015; provided, that this right to terminate shall not be available to either party whose failure to comply with any provision of the merger agreement has been the cause of the failure of the closing to occur on or before such date;

•	by either IBERIABANK Corporation or Georgia Commerce if any court of competent jurisdiction or other governmental entity shall have issued a judgment, order, injunction, rule or decree, or taken any other action restraining, enjoining or otherwise prohibiting any of the transactions contemplated by the merger agreement and such judgment, order, injunction, rule, decree or other action shall have become final and nonappealable;

•	by IBERIABANK Corporation or Georgia Commerce if the approval of any governmental entity that must grant a required regulatory approval has denied approval of the consummation of the merger and the other transactions contemplated by the merger agreement by final, nonappealable action of such governmental entity;

•	by IBERIABANK Corporation or Georgia Commerce if the shareholder approval of the merger agreement is not obtained at the Georgia Commerce shareholders’ meeting, or at any adjournment or postponement thereof at which a vote on the adoption of the merger agreement was taken;

•	by IBERIABANK Corporation if Georgia Commerce has experienced, or is reasonably likely to experience, a material adverse effect, which is not remedied or cured within thirty (30) days after notice of intention to terminate is given by IBERIABANK corporation, which notice shall specify the nature of the matter or matters constituting such material adverse effect and which are the basis of such intention;

•	by Georgia Commerce if IBERIABANK Corporation has experienced, or is reasonably likely to experience, a material adverse effect, which is not remedied or cured within thirty (30) days after notice of intention to terminate is given by Georgia Commerce, which notice shall specify the nature of the matter or matters constituting such material adverse effect and which are the basis of such intention;

•	by IBERIABANK Corporation, if Georgia Commerce shall have breached or failed to perform any respect any of its representations, warranties, covenants or other agreements contained in the merger agreement or any other agreement contemplated hereby, which breach or failure, either individually or in the aggregate, if continuing and occurring on the date on which the closing would otherwise occur (A) would result in the failure of any of the conditions to close and (B) cannot be or has not been cured or has not been waived by the earlier of (1) November 30, 2015 and (2) 30 days after the giving of written notice to Georgia Commerce of such breach or failure;

•	by Georgia Commerce, if IBERIABANK Corporation shall have breached or failed to perform any of its representations, warranties, covenants or other agreements contained in the merger agreement or any other agreement contemplated hereby, which breach or failure, either individually or in the aggregate, if continuing and occurring on the date on which the closing would otherwise occur (A) would result in the failure of any of the conditions to close and (B) cannot be or has not been cured or has not been waived by the earlier of (1) November 30, 2015 and (2) 30 days after the giving of written notice to IBERIABANK Corporation of such breach or failure;

•	by Georgia Commerce at any time before the special meeting in order to enter into an acquisition agreement or similar agreement with respect to a superior proposal which has been received and considered by Georgia Commerce and Georgia Commerce’s board of directors in accordance with the merger agreement;

•	by IBERIABANK Corporation, if any approval of any governmental entity required for consummation of the merger and the other transactions contemplated hereby is conditioned upon the satisfaction of any condition or requirement that, in the reasonable opinion of IBERIABANK Corporation, would so materially adversely affect its business or the economic benefits of the merger to IBERIABANK Corporation as to render consummation of the merger unduly burdensome, and the time period for appeals and request for reconsideration has run;

•	by IBERIABANK Corporation, if (i) Georgia Commerce or its board of directors (or any committee thereof) has (A) approved, adopted, endorsed or recommended any acquisition proposal, (B) failed to recommend the merger and the approval of the merger agreement by the shareholders of the Georgia Commerce, (C) materially breached the terms of Section 5.3 of the merger agreement (relating to alternative acquisition proposals) in any respect adverse to IBERIABANK Corporation, or (D) materially breached its obligations under the merger agreement by failing to call, give notice of, convene and hold a special meeting of shareholders to approve the merger agreement and the merger; or

•	by IBERIABANK Corporation, if a tender offer or exchange offer for 20% or more of the outstanding shares of Georgia Commerce common stock is commenced (other than by IBERIABANK Corporation), and Georgia Commerce’s board of directors recommends that the shareholders of Georgia Commerce tender their shares in such tender or exchange offer or otherwise fails to recommend that such shareholders reject such tender offer or exchange offer within ten business days.

If Georgia Commerce’s board of directors determines that another acquisition proposal is superior to the merger because it is more favorable to Georgia Commerce’s shareholders from a financial point of view than the proposed merger, and, if accepted, is reasonably likely to be completed on the terms proposed on a timely basis, then it must notify IBERIABANK Corporation and IBERIABANK Corporation will have the right, for a period of ten business days after receipt of notice of the superior proposal from Georgia Commerce, to make adjustments in the terms and conditions of the merger agreement so that any such acquisition proposal ceases to constitute a superior proposal. If IBERIABANK Corporation does not sufficiently adjust the terms and conditions of the merger agreement, Georgia Commerce will be at liberty to recommend a third party’s company acquisition proposal or withdrawal prior recommendations and recommend that Georgia Commerce shareholders approve or accept the third party’s company acquisition proposal, subject to payment of the termination fee described below.

The parties may waive in writing any of the conditions to their respective obligations to consummate the merger agreement other than the receipt of necessary regulatory and shareholder approval. The merger agreement may also be amended or modified at any time, before or after its approval by the shareholders of Georgia Commerce, by mutual agreement, except that no amendment may be made after Georgia Commerce shareholders approval that requires the additional approval of Georgia Commerce shareholders under applicable law. Under the GBCC, the shareholders of Georgia Commerce must approve any amendment to the plan of merger except as expressly authorized by such shareholders in connection with approval of the plan.

Effect of Termination

If the merger agreement is terminated, it will become void and have no effect and the parties will be relieved of all obligations and liabilities, except that certain specified provisions of the agreement will survive and each party will remain liable for any subsequent breach of any covenant that survives termination of the agreement.

Georgia Commerce will pay to IBERIABANK Corporation the sum of $7.6 million if the merger agreement is terminated:

•	by IBERIABANK Corporation if Georgia Commerce shall have breached or failed to perform any of its representations, warranties, covenants or agreements set forth in the merger agreement, which breach or failure to perform, either individually or in the aggregate, if occurring or continuing on the date on which the closing would otherwise occur (A) would result in the failure of any closing condition and (B) cannot be or has not been cured or has not been waived by the earlier of (1) November 30, 2015 and (2) 30 days after the giving of written notice to Georgia Commerce of such breach or failure;

•

by IBERIABANK Corporation if Georgia Commerce or Georgia Commerce’s board of directors (or any committee thereof) has (A) approved, adopted, endorsed or recommended any acquisition proposal, (B) failed to recommend the merger and the approval of the merger agreement by the shareholders of Georgia Commerce, (C) materially breached the terms of Section 5.3 of the merger agreement in any respect adverse to IBERIABANK Corporation, or (D) materially breached its obligations under the merger agreement by failing to call, give notice of, convene and hold a shareholders meeting; or

•	by IBERIABANK Corporation if Georgia Commerce’s board of directors shall have recommended, or otherwise fails to recommend that its shareholders reject, that they tender their shares in a tender or exchange offer commenced by an un-affiliated third party for more than 20% of the outstanding Georgia Commerce shares.

Georgia Commerce’s obligation to pay the termination fee shall survive termination of the merger agreement. Any termination payment under the merger agreement shall become payable within two business days after receipt by IBERIABANK.

If the merger agreement is terminated by either IBERIABANK Corporation or Georgia Commerce due to the failure of the parties to consummate the merger by November 30, 2015, a breach of a representation, warranty or covenant by Georgia Commerce, or the failure of Georgia Commerce’s shareholders to approve the merger and, in each case, at the time of such failure or breach, an acquisition proposal (whether or not conditional) or intention to make an acquisition proposal (whether or not conditional) shall have been made directly to Georgia Commerce’s shareholders or otherwise publicly disclosed or otherwise communicated or made known to senior management of Georgia Commerce or the Georgia Commerce board of directors, that has not been withdrawn or rejected by the Georgia Commerce’s board of directors before the special meeting, then (x) Georgia Commerce shall pay to IBERIABANK Corporation an amount equal to 50% of the $7.6 million termination fee (as defined above) on the second business day following such termination, and (y) if within twelve months after such termination Georgia Commerce or Georgia Commerce Bank enters into a definitive agreement with respect to, or consummates a transaction contemplated by, any acquisition proposal, then Georgia Commerce shall pay the remainder of the $7.6 million termination fee on the earlier of (i) the date of execution of such agreement or (ii) consummation of such transaction.

In addition, if the merger agreement is terminated by IBERIABANK Corporation as a result of Georgia Commerce’s failure to satisfy any of its representations, warranties or covenants, Georgia Commerce shall reimburse IBERIABANK Corporation or IBERIABANK for its reasonable out-of-pocket expenses relating to the merger in an amount of $250,000; however, such reimbursement will not apply in the event that IBERIABANK Corporation is entitled to a termination fee, as described herein.

Fees and Expenses

IBERIABANK Corporation and Georgia Commerce will each pay their own costs and expenses in connection with the merger and the transactions contemplated thereby except as described above.

Material United States Federal Income Tax Consequences of the Merger

The following discussion addresses the material United States federal income tax consequences of the merger to U.S. holders (as defined below) of Georgia Commerce common stock. The discussion is based on the Internal Revenue Code of 1986, as amended, referred to as the “Code,” Treasury regulations, administrative rulings and judicial decisions, all as currently in effect and all of which are subject to change (possibly with retroactive effect) and to differing interpretations, and is the opinion of Jones Walker LLP and Womble Carlyle Sandridge & Rice, LLP, respectively, insofar as it sets forth specific legal conclusions under United States federal income tax law.

This discussion applies only to U.S. holders (as defined below) that hold their Georgia Commerce common stock as a capital asset within the meaning of Section 1221 of the Code, each of which we refer to in this document as a “holder.” Further, this discussion does not address all aspects of United States federal taxation that may be relevant to a particular shareholder in light of such shareholder’s personal circumstances or to shareholders subject to special treatment under United States federal income tax laws, including:

•	banks or trusts,

•	tax-exempt organizations,

•	insurance companies,

•	dealers in securities or foreign currency,

•	traders in securities who elect to apply a mark-to-market method of accounting,

•	pass-through entities and investors in such entities,

•	foreign persons,

•	U.S. expatriates,

•	regulated investment companies and real estate investment trusts,

•	broker-dealers,

•	holders liable for the alternative minimum tax,

•	holders that have a functional currency other than the U.S. dollar,

•	holders who received their Georgia Commerce common stock through the exercise of employee stock options, through a tax-qualified retirement plan or otherwise as compensation, and

•	holders who hold Georgia Commerce common stock as part of a hedge, straddle, constructive sale, conversion transaction or other integrated investment.

In addition, the discussion does not address any alternative minimum tax or any state, local or foreign tax consequences of the merger, nor does it address any tax consequences arising under the unearned income Medicare contribution tax pursuant to the Health Care and Education Reconciliation Act of 2010.

For purposes of this discussion, a “U.S. holder” is a beneficial owner of Georgia Commerce common stock who is, for United States federal income tax purposes:

•	an individual who is a citizen or resident of the United States;

•	a corporation or other entity taxable as a corporation created or organized under the laws of the United States or any of its political subdivisions;

•	an estate that is subject to United States federal income tax on its income regardless of its source; or

•	a trust (A) if a United States court is able to exercise primary supervision over its administration and one or more United States persons have the authority to control all substantial decisions of the trust or (B) that was in existence on August 29, 1996 and has made a valid election to be treated as a United States person for United States federal income tax purposes.

This discussion does not address the tax treatment of partnerships (or entities or arrangements that are treated as partnerships for United States federal income tax purposes) or persons that hold their Georgia Commerce common stock through partnerships or other pass-through entities for United States federal income tax purposes. If a partnership, including any entity or arrangement treated as a partnership for United States federal income tax purposes, holds shares of Georgia Commerce common stock, the United States federal income tax treatment of a partner in such partnership will depend upon the status of the partner and the activities of the partnership. We urge such partners and partnerships to consult their own tax advisors regarding the particular tax consequences of the merger to them.

We urge each holder of Georgia Commerce common stock to consult its tax advisor with respect to the particular tax consequences of the merger to such holder.

Tax Opinions. The obligations of the parties to complete the merger are conditioned on, among other things, the receipt by IBERIABANK Corporation and Georgia Commerce of opinions from Jones Walker LLP and Womble Carlyle Sandridge & Rice, LLP, respectively, each dated the closing date of the merger, that for United States federal income tax purposes the merger will be treated as a reorganization within the meaning of Section 368(a) of the Code. The conditions relating to receipt of the opinions may be waived by both IBERIABANK Corporation and Georgia Commerce. Neither IBERIABANK Corporation nor Georgia Commerce currently intends to waive the conditions related to the receipt of the opinions. However, if these conditions were waived, Georgia Commerce would re-solicit the approval of its shareholders prior to completing the merger. The opinions will be based on certain facts, representations, covenants and assumptions, including representations of IBERIABANK Corporation and Georgia Commerce. If any of the representations or assumptions upon which such opinions are based are inconsistent with the actual facts, the United States federal income tax consequences of the merger could be adversely affected. These opinions are not binding on the IRS or the courts, and neither IBERIABANK Corporation nor Georgia Commerce intends to request a ruling from the IRS regarding the United States federal income tax consequences of the merger. Therefore, while the merger is conditioned upon the delivery to each of IBERIABANK Corporation and Georgia Commerce of tax opinions that the merger will qualify as a reorganization within the meaning of Section 368(a) of the Code, no assurance can be given that the IRS will not assert, or that a court would not sustain, a position contrary to any of those set forth below.

In connection with the filing of the registration statement of which this proxy statement/prospectus forms a part, Jones Walker LLP, counsel to IBERIABANK Corporation, and Womble Carlyle Sandridge & Rice, LLP, counsel to Georgia Commerce, will give their opinions, to the effect that the merger will be treated for Federal income tax purposes as a reorganization within the meaning of Section 368(a)(1)(A) of the Code. The opinions will be filed by amendment as Exhibit 8.1 and Exhibit 8.2, respectively, to the registration statement.

United States Federal Income Tax Consequences of the Merger Generally. The following discussion regarding the United States federal income tax consequences of the merger assumes that the merger will be consummated as described in the reorganization agreement and this proxy statement/prospectus and IBERIABANK Corporation and Georgia Commerce will not waive the opinion condition described above in “—Tax Opinions.” The merger will be treated for United States federal income tax purposes as a reorganization qualifying under the provisions of Section 368(a) of the Code.

A holder of Georgia Commerce common stock will not recognize gain on the receipt of IBERIABANK Corporation common stock pursuant to the merger. The aggregate adjusted tax basis of the shares of IBERIABANK Corporation common stock received in the merger (including any fractional shares of IBERIABANK Corporation common stock deemed received) will be the same as the aggregate adjusted tax basis of the shares of Georgia Commerce common stock surrendered in exchange for the IBERIABANK Corporation common stock, less any amount of tax basis allocable to the fractional share interests for which cash is received. The holding period of the shares of IBERIABANK Corporation common stock received (including any fractional share of IBERIABANK Corporation common stock deemed received and redeemed as described below) will include the holding period of shares of Georgia Commerce common stock surrendered in exchange for the IBERIABANK Corporation common stock.

If a holder of Georgia Commerce common stock acquired different blocks of Georgia Commerce common stock at different times or at different prices, any gain or loss will be determined separately with respect to each block of Georgia Commerce common stock, and the shares of IBERIABANK Corporation common stock received will be allocated pro rata to each such block of stock. Holders are strongly urged to consult with their own tax advisors with regard to identifying the bases or holding periods of the particular shares of IBERIABANK Corporation common stock received in the merger.

Cash Received Instead of a Fractional Share. A holder who receives cash instead of a fractional share of IBERIABANK Corporation common stock will be treated as having received such fractional share and then as having received such cash in redemption of the fractional share. Gain or loss generally will be recognized based on the difference between the amount of cash received instead of the fractional share and the portion of the holder’s aggregate adjusted tax basis of the shares of Georgia Commerce common stock surrendered which is allocable to the fractional share. Such gain or loss generally will be long-term capital gain or loss if the holding period for such shares of Georgia Commerce common stock is more than one year at the effective time of the merger. Long-term capital gains of noncorporate taxpayers are subject to reduced rates of taxation. The deductibility of capital losses is subject to limitations.

Dissenters. Upon the proper exercise of dissenters’ rights, a holder will exchange all of the shares of Georgia Commerce common stock actually owned by that holder solely for cash and that holder will recognize gain or loss equal to the difference between the amount of cash received and its adjusted tax basis in the shares of Georgia Commerce common stock surrendered, which gain or loss will be long-term capital gain or loss if the holder’s holding period with respect to the Georgia Commerce common stock surrendered is more than one year. Long-term capital gains of noncorporate taxpayers are subject to reduced rates of taxation. The deductibility of capital losses is subject to limitations. Although the law is unclear, if the holder constructively owns shares of Georgia Commerce common stock that are exchanged for shares of IBERIABANK Corporation common stock in the merger or otherwise owns shares of IBERIABANK Corporation common stock actually or constructively after the merger, any gain recognized by such holder may be treated as a dividend for United States federal income tax purposes to the extent of the holder’s ratable share of Georgia Commerce’s accumulated “earnings and profits” and the amount of consideration, if any, treated as a dividend may not be limited to the amount of that holder’s gain.

In general, the determination of whether the gain recognized in the exchange will be treated as capital gain or has the effect of a distribution of a dividend depends upon whether and to what extent the exchange reduces the holder’s deemed percentage stock ownership of IBERIABANK Corporation. For purposes of this determination, the holder is treated as if it first exchanged all of its shares of Georgia Commerce common stock solely for IBERIABANK Corporation common stock and then IBERIABANK Corporation immediately redeemed, which we refer to as the “deemed redemption,” a portion of the IBERIABANK Corporation common stock in exchange for the cash the holder actually received. The gain recognized in the deemed redemption will be treated as capital gain if the deemed redemption is (1) “substantially disproportionate” with respect to the holder or (2) “not essentially equivalent to a dividend.”

The deemed redemption will generally be “substantially disproportionate” with respect to a holder if the percentage described in (2) below is less than 80% of the percentage described in (1) below. Whether the deemed redemption is “not essentially equivalent to a dividend” with respect to a holder will depend upon the holder’s particular circumstances. At a minimum, however, in order for the deemed redemption to be “not essentially equivalent to a dividend,” the deemed redemption must result in a “meaningful reduction” in the holder’s deemed percentage stock ownership of IBERIABANK Corporation. That determination requires a comparison of (1) the percentage of the outstanding stock of IBERIABANK Corporation that the holder is deemed actually and constructively to have owned immediately before the deemed redemption and (2) the percentage of the outstanding stock of IBERIABANK Corporation that is actually and constructively owned by the holder immediately after the deemed redemption. In applying the above tests, a holder may, under the constructive ownership rules, be deemed to own stock that is owned by other persons or stock underlying a holder’s option to purchase in addition to the stock actually owned by the holder.

The IRS has ruled that a shareholder in a publicly held corporation whose relative stock interest is minimal (e.g., less than 1%) and who exercises no control with respect to corporate affairs is generally considered to have a “meaningful reduction” if that shareholder has a relatively minor (e.g., approximately 3%) reduction in its percentage stock ownership under the above analysis. Accordingly, the gain recognized in the exchange by such a shareholder would be treated as capital gain.

These rules are complex and dependent upon the specific factual circumstances particular to each holder. Consequently, we urge each holder that may be subject to these rules to consult its tax advisor as to the application of these rules to the particular facts relevant to such holder.

Certain Tax Reporting Rules. Under applicable Treasury regulations, “significant holders” of Georgia Commerce stock will be required to comply with certain reporting requirements. A Georgia Commerce shareholder should be viewed as a “significant holder” if, immediately before the merger, such holder held 5% or more, by vote or value, of the total outstanding Georgia Commerce common stock. Significant holders generally will be required to file a statement with the holder’s United States federal income tax return for the taxable year that includes the consummation of the merger. That statement must set forth the holder’s adjusted tax basis in, and the fair market value of, the shares of Georgia Commerce common stock surrendered pursuant to the merger (both as determined immediately before the surrender of shares), the date of the merger, and the name and employer identification number of IBERIABANK Corporation and Georgia Commerce , and the holder will be required to retain permanent records of these facts. We urge each holder of Georgia Commerce common stock to consult its tax advisor as to whether such holder may be treated as a “significant holder.”

Information Reporting and Backup Withholding. Payments of cash pursuant to the merger may, under certain circumstances, be subject to information reporting and backup withholding unless the recipient provides proof of an applicable exemption or furnishes its taxpayer identification number, and otherwise complies with all applicable requirements of the backup withholding rules. Any amounts withheld under the backup withholding rules are not an additional tax and will be allowed as a refund or credit against such holder’s United States federal income tax liability, provided the required information is timely furnished to the IRS.

We recommend that holders of Georgia Commerce common stock consult their tax advisors with respect to the application of United States federal income tax laws to their particular situations as well as any tax consequences arising under the United States federal estate or gift tax rules, or under the laws of any state, local, foreign or other taxing jurisdiction or under any applicable tax treaty.

Resale of IBERIABANK Corporation Common Stock

The issuance of shares of IBERIABANK Corporation common stock to shareholders of Georgia Commerce under the merger agreement will be registered under the Securities Act of 1933 and they may be freely traded by such shareholders without restriction. Certain shareholders who are deemed to be affiliates of IBERIABANK Corporation upon consummation of the merger must abide by certain transfer restrictions under the Securities Act.

Bank Mergers

IBERIABANK Corporation will merge Georgia Commerce Bank into IBERIABANK immediately after the merger of Georgia Commerce with into IBERIABANK Corporation.

Accounting Treatment

IBERIABANK Corporation will account for the merger using the acquisition method of accounting. Under this accounting method, IBERIABANK Corporation would record the acquired identifiable assets and liabilities assumed at their fair market value at the time the merger is complete. Any excess of the cost of Georgia Commerce over the sum of the fair values of tangible and identifiable intangible assets less liabilities assumed would be recorded as goodwill. Based on a hypothetical Measurement Price of IBERIABANK Corporation common stock ending on [                    , 2015] closing price of $[—], management of IBERIABANK Corporation estimates that the aggregate value of the merger consideration would be approximately $[—] million. Utilizing information as of [                    ,] 2015, estimated goodwill and other intangibles would total approximately $[—] million. IBERIABANK Corporation’s reported income would include the operations of Georgia Commerce after the merger. Financial statements of IBERIABANK Corporation after completion of the merger would reflect the impact of the acquisition of Georgia Commerce . Financial statements of IBERIABANK Corporation issued before completion of the merger would not be restated retroactively to reflect Georgia Commerce historical financial position or results of operation.

Dissenters’ Rights of Appraisal

Georgia Commerce is incorporated under Georgia law. Under Article 13, Sections 14-2-1301 through 14-2-1332 of the Georgia Business Corporation Code, or the GBCC, holders of Georgia Commerce common stock who desire to object to the merger and to receive the fair value of their Georgia Commerce stock in cash, referred to as “dissenting shareholders,” may do so by complying with the provisions of Georgia law pertaining to the exercise of dissenters’ rights.

THE FOLLOWING DISCUSSION IS A SUMMARY OF THE MATERIAL PROVISIONS OF THE LAW PERTAINING TO DISSENTERS’ RIGHTS UNDER THE GBCC AND IS QUALIFIED IN ITS ENTIRETY BY REFERENCE TO THE FULL TEXT OF ARTICLE 13 OF THE GBCC, A COPY OF WHICH IS ATTACHED AS APPENDIX C TO THIS PROXY STATEMENT/PROSPECTUS.

This Proxy Statement/Prospectus constitutes notice to holders of Georgia Commerce common stock (for purposes of this discussion, “shareholders” or “holders”) of the applicable statutory provisions of Article 13 of the GBCC. Any shareholder who wishes to assert his or her dissenters’ rights or who wishes to preserve his or her right to do so should review the following discussion and Appendix C carefully. If shareholders fail to comply timely and properly with the procedures specified they will lose dissenters’ rights under Georgia law.

A holder of Georgia Commerce common stock is entitled to dissent and obtain payment in cash for the fair value of his or her shares. For purposes of Article 13 of the GBCC, the term “fair value” means the value of the dissenting shares immediately before the consummation of the merger, excluding any appreciation or depreciation in anticipation of the merger. Each dissenting shareholder must:

•	deliver to Georgia Commerce, before the vote is taken to approve the merger at the Georgia Commerce special meeting, written notice of his or her intent to demand payment of the fair value of his or her shares of common stock if the merger is effectuated; and

•	not vote his or her dissenting shares in favor of the merger proposal.

The vote will be taken at the special meeting of Georgia Commerce shareholders on                     , 2015.

A shareholder who does not satisfy both of these requirements is not entitled to payment for his or her shares under Georgia law. In addition, any shareholder who returns a signed proxy but fails to provide instructions as to the manner in which the shares are to be voted will be deemed to have voted in favor of the transaction and will not be entitled to assert dissenters’ rights.

If the merger agreement is approved by the shareholders, Georgia Commerce is required to send a written dissenters’ notice to all dissenting shareholders no later than ten days after consummation of the merger. The dissenters’ notice will provide where the payment demand must be sent and where and when stock certificates for dissenting shares must be deposited. The dissenters’ notice will also set a date by which Georgia Commerce must receive the payment demand, which date may not be fewer than 30 nor more than 60 days after the date the dissenters’ notice is delivered and be accompanied by a copy of Article 13 of the GBCC.

Each dissenting shareholder to whom Georgia Commerce sends a dissenters’ notice must make a first payment demand for his or her shares by written notice to Georgia Commerce and deposit his or her stock certificates in accordance with the terms of the dissenters’ notice. Upon completion of the merger, the rights of a dissenting shareholder are limited to the rights to receive the fair value of his or her shares. Any dissenting shareholder who does not submit a first payment demand or deposit his or her shares as set forth in the dissenters’ notice will lose his or her rights to dissent and shall not be entitled to payment for his or her shares under Article 13 of the GBCC.

Within ten days of the later of the closing of the merger or Georgia Commerce’s receipt of the first payment demand, Georgia Commerce (or its successor IBERIA BANK Corporation) will offer to pay the dissenting shareholders who have complied with the provisions of Article 13 of the GBCC the amount Georgia Commerce (or its successor) estimates to be the fair value of the shares, plus accrued interest. The offer of payment must be accompanied by:

•	recent Georgia Commerce financial statements;

•	a statement of Georgia Commerce’s estimate of the fair value of the shares;

•	an explanation of how the interest was calculated;

•	a statement of the dissenting shareholder’s right to demand payment of a different amount if the dissenting shareholder is dissatisfied with the offer; and

•	a copy of Article 13 of the GBCC.

If a dissenting shareholder accepts the offer by providing written notice to Georgia Commerce within 30 days after the date the offer is made, or if the dissenting shareholder is deemed to have accepted such offer by failure to respond within such 30-day period, Georgia Commerce (or its successor) shall make payment for the dissenting shareholder’s shares within 60 days after the later of the date Georgia Commerce (or its successor) made the offer of payment or the date on which the merger occurs.

If the merger is not effected within 60 days after the first payment demand and the deposit of stock certificates, Georgia Commerce must return the deposited stock certificates. If, after the return, the merger is effectuated, Georgia Commerce must send a new dissenters’ notice and repeat the payment demand procedure described above.

If a dissenting shareholder is dissatisfied with Georgia Commerce’s offer of payment or the merger does not occur and Georgia Commerce does not return the deposited certificates within 60 days after the date set for making the first payment demand, he or she may make a second payment demand to Georgia Commerce in writing of his or her own estimate of the fair value of his or her shares and the amount of interest due. A dissenting shareholder waives his or her right to demand payment of a different amount than that offered by Georgia Commerce and is deemed to have accepted the amount offered by Georgia Commerce (or its successor) unless the dissenting shareholder makes a second payment demand within 30 days after the date Georgia Commerce (or its successor) makes its offer.

In the event a dissenting shareholder’s second payment demand remains unsettled 60 days after Georgia Commerce (or its successor) receives such second payment demand, Georgia Commerce (or its successor) will commence a nonjury equitable appraisal proceeding in the Superior Court of Cobb County, Georgia to determine the fair value of the shares and accrued interest. Georgia Commerce will make all dissenting shareholders whose second payment demands remain unsettled parties to the appraisal proceeding. In the appraisal proceeding, the court will fix a value of the shares and may appoint one or more appraisers to receive evidence and recommend a decision on the question of fair value. If Georgia Commerce (or its successor) does not commence the appraisal proceeding within 60 days after receiving a dissenting shareholder’s second payment demand, it shall pay each dissenting shareholder whose second payment demand remains unsettled the amount demanded by each dissenting shareholder in his or her second payment demand.

Any dissenting shareholder who has duly asserted dissenters’ rights in compliance with Article 13 of the GBCC will not, after the consummation of the merger, be entitled to vote such shares for any purpose or be entitled to the payment of dividends or other distributions on those shares.

If any shareholder who properly asserts dissenters’ rights under Article 13 of the GBCC fails to perfect such rights, or effectively withdraws such assertion or loses such rights, as provided in Article 13 of the GBCC, the dissenting shares of such shareholder will be converted into the right to receive the consideration receivable with respect to such dissenting shares in accordance with the merger agreement.

Stock Trading and Dividend Information

IBERIABANK Corporation common stock is currently listed on the NASDAQ Global Select Market under the symbol “IBKC.” The following table sets forth the high and low sales prices for shares of IBERIABANK Corporation common stock and cash dividends declared per share for the periods indicated. As of [                    ,] 2015, the last date prior to the printing of this document for which it was practicable to obtain this information, there were [            ] shares of IBERIABANK Corporation common stock issued and outstanding, and approximately [            ] shareholders of record.

	Price Range of Common Stock and Dividends
	IBERIABANK Corporation
	High ($)	Low ($)	Dividends ($)
Calendar 2013
First Quarter	$52.78	$48.73	$0.34
Second Quarter	$54.27	$44.91	$0.34
Third Quarter	$59.81	$51.54	$0.34
Fourth Quarter	$63.98	$51.55	$0.34
Calendar 2014
First Quarter	$72.41	$60.96	$0.34
Second Quarter	$71.94	$59.20	$0.34
Third Quarter	$70.58	$62.40	$0.34
Fourth Quarter	$70.00	$60.53	$0.34
Calendar 2015 (through March 25, 2015)	$65.45	$54.34	$0.34

On December 5, 2014, the business day immediately preceding the public announcement of the merger, the closing price of IBERIABANK common stock as reported on the NASDAQ Global Select Market was $65.21 per share. Based on a hypothetical Measurement Price ending on                     , 2015 of $[—] per share of IBERIABANK Corporation common stock and an Exchange Ratio of 0.6134 of a share of IBERIABANK Corporation common stock for each share of Georgia Commerce common stock, the equivalent per share market value of each share of Georgia Commerce common stock to be exchanged for IBERIABANK Corporation common stock would be $[—] per share (IBERIABANK Corporation common stock price of $[—] times the Exchange Ratio of 0.6134).

There is no established public trading market in which shares of Georgia Commerce common stock are regularly traded, nor are there any uniformly quoted prices for shares of Georgia Commerce common stock. The last sale of Georgia Commerce common stock prior to the execution of the merger agreement known to Georgia Commerce management occurred on [                    ], 2014 and                     , 2014, at $[—] per share and $[—] per share, respectively. Georgia Commerce does not currently pay dividends on its common stock.

ADJOURNMENT OF THE SPECIAL MEETING

In the event that there are not sufficient votes to constitute a quorum or approve the merger agreement at the time of the special meeting, the merger agreement may not be approved unless the special meeting is adjourned to a later date or dates in order to permit further solicitation of proxies. In order to allow proxies that have been received by Georgia Commerce at the time of the special meeting to be voted for an adjournment, if necessary, Georgia Commerce has submitted to its holders of Voting Common Stock for their consideration the question of adjournment if necessary to solicit additional proxies to approve the merger agreement. The board of directors of Georgia Commerce unanimously recommends that holders of it Voting Common Stock vote “FOR” the adjournment proposal. If it is necessary to adjourn the special meeting, no notice of the adjourned special meeting is required to be given to shareholders, other than an announcement at the special meeting of the hour, date and place to which the special meeting is adjourned.

The board of directors unanimously recommends that holders of Georgia Commerce Voting Common Stock vote “FOR” the approval to adjourn the special meeting.

COMPARISON OF SHAREHOLDERS’ RIGHTS

As a result of the proposed merger, holders of Georgia Commerce common stock will be exchanging their shares of a Georgia corporation governed by the GBCC and the articles of incorporation and bylaws of Georgia Commerce, for shares of IBERIABANK Corporation, a Louisiana corporation governed by the Louisiana Business Corporation Act, or the LBCA, and IBERIABANK Corporation’s articles of incorporation and bylaws. The LBCA was enacted effective January 1, 2015, repealing the prior Louisiana Business Corporation Law, or the LBCL, in its entirety. IBERIABANK Corporation is currently reviewing the LBCA, and will comply with the LBCA to the extent that it conflicts with, or provides for a different standard than, current provisions of its articles of incorporation or bylaws. The below summary of the LBCA does not purport to be complete and is qualified in its entirety by reference to the full text of the LBCA. Certain differences exist between the rights of Georgia Commerce shareholders and those of IBERIABANK Corporation shareholders. The material differences are summarized below.

The following discussion is necessarily general; it is not intended to be a complete statement of all differences affecting the rights of shareholders and their respective entities, and it is qualified in its entirety by reference to the LBCA and the GBCC, as well as to the articles of incorporation and bylaws of Georgia Commerce and IBERIABANK Corporation, as applicable.

IBERIABANK Corporation’s articles of incorporation and bylaws contain a number of provisions relating to corporate governance and rights of shareholders that might discourage future takeover attempts. As a result, shareholders who might desire to participate in such transactions may not have an opportunity to do so. In addition, these provisions will also render the removal of the board of directors or management of IBERIABANK Corporation more difficult.

The following description is a summary of the provisions of the certificate of formation and bylaws, as applicable. See “Where You Can Find More Information” on page     for information regarding how to review a copy of these documents.

Authorized Capital Stock

IBERIABANK Corporation. IBERIABANK Corporation’s articles of incorporation authorize the issuance of 50,000,000 shares of common stock, par value $1.00 per share. As of [                    , 2015], there were [—] shares of IBERIABANK Corporation common stock issued and outstanding and [—] shares of common stock of IBERIABANK Corporation were reserved for issuance pursuant to IBERIABANK Corporation’s employee benefit and stock option plans. IBERIABANK Corporation’s articles of incorporation authorize the issuance of 5,000,000 shares of preferred stock, par value $1.00 per share, of which none are issued or outstanding.

Holders of IBERIABANK Corporation common stock are entitled to one vote per share for all purposes. They are entitled to such dividends, if any, as may be declared by the board of directors in compliance with the provisions of the LBLC and the regulations of the appropriate regulatory authorities and to receive the net assets of the corporation upon dissolution. Holders of IBERIABANK Corporation common stock have no preemptive or conversion rights and are not subject to further calls or assessment. There are no redemption or sinking fund provisions applicable to IBERIABANK Corporation common stock. The outstanding shares of IBERIABANK Corporation common stock are, and the shares to be issued in connection with the merger will be, when issued, fully paid and nonassessable. IBERIABANK Corporation shareholders do not have cumulative voting rights in the election of directors.

IBERIABANK Corporation’s board of directors may authorize the issuance of authorized but unissued shares of IBERIABANK Corporation’s common stock without shareholder approval, unless such approval is required in a particular case by applicable laws or regulations. The authorized but unissued shares of IBERIABANK Corporation common stock will be issuable from time to time for any corporate purpose, including, without limitation, stock splits, stock dividends, employee benefit and compensation plans, acquisitions, and public or private sales for cash as a means of raising capital. These shares could be used to dilute the stock ownership of persons seeking to obtain control of IBERIABANK Corporation. In addition, the sale of a substantial number of shares of IBERIABANK Corporation common stock to persons who have an understanding with IBERIABANK Corporation concerning the voting of such shares, or the distribution or declaration of a common stock dividend to IBERIABANK Corporation shareholders, may have the effect of discouraging or increasing the cost of unsolicited attempts to acquire control of IBERIABANK Corporation.

IBERIABANK Corporation also is authorized to issue preferred stock from time to time in one or more series with such designations, powers, preferences and rights as the IBERIABANK Corporation board of directors may from time to time determine. The IBERIABANK Corporation board of directors can, without shareholder approval, issue preferred stock with voting, dividend, liquidation and conversion rights that could dilute the voting strength of the common stock. The board of directors of IBERIABANK Corporation represents that it will not, without prior shareholder approval, issue any series of preferred stock for any defensive or anti-takeover purpose, for the purpose of implementing any shareholder rights plan or with features specifically intended to make any attempted acquisition of IBERIABANK Corporation more difficult or costly. Subject to these limitations, the board of directors may issue preferred stock in connection with capital raising transactions, acquisitions, and joint ventures and for other corporate purposes that may have the effect of making such an acquisition more difficult or costly, as could also be the case if the board of directors were to issue additional shares of common stock. The board of directors of IBERIABANK Corporation has no present plan or understanding to issue any preferred stock.

Georgia Commerce.

Georgia Commerce’s articles of incorporation authorize the issuance of 22,000,000 shares of Voting Common Stock, $1.00 par value, and 3,000,000 shares of Non-Voting Common Stock, $1.00 par value (the Voting Common Stock and Non-Voting Common Stock are referred to collectively as “common stock”), and 1,000,000 shares of preferred stock, no par value specified (the “preferred stock”). As of the close of business on                     , 2015, (i) [4,450,186] shares of Voting Common Stock (excluding treasury shares) were issued and outstanding, including [86,759] shares due to former holders of Brookhaven Bank common stock who have not yet surrendered their share certificates (ii) no shares of Voting Common Stock were held by Georgia Commerce in its treasury, (iii) [122,432] shares of Voting Common Stock were reserved for issuance pursuant to Company Warrants, and (iv) 262,189 shares of Voting Common Stock were reserved for issuance pursuant to the Georgia Commerce Stock Plan (all of which were subject to outstanding Georgia Commerce stock options). As of the close of business on                     , 2015, there were 155,000 shares of Non-Voting Common Stock outstanding, and no preferred stock was outstanding.

Holders of Voting Common Stock are entitled to one vote per share for all purposes. They are entitled to such dividends, if any, as may be declared by the board of directors in compliance with the provisions of the GBCC and the regulations of the appropriate regulatory authorities and to receive the net assets of the corporation upon dissolution. The rights of Non-Voting Common Stock are identical to the Voting Common Stock in all respects, except that the holders of Non-Voting Common Stock are not entitled to vote on any matter except as may be required by law or in the Articles of Incorporation, and the Non-Voting Common Stock is convertible into Voting Common Stock. Approval of a majority of the holders of the Non-Voting Common Stock is required for amendments to the Articles of Incorporation that affect the rights of the holders of Non-Voting Common Stock in a manner different than the rights of holders of Voting Common Stock or to increase or decrease the authorized number of shares of Non-Voting Common Stock.

A holder of Non-Voting Common Stock may convert any number of its shares of Non-Voting Common Stock into an equal number of shares of Voting Common Stock at the option of the holder, provided, however, that Non-Voting Common Stock is not convertible in the hands of or at the election of the initial holder or any affiliate of such holder and is only convertible by a transferee and in connection with or after a transfer to a third party unaffiliated with such initial holder that complies with the transfer restrictions described below.

The Non-Voting Common Stock may only be transferred through one of more of the following alternatives: (i) to an affiliate of the holder or to Georgia Commerce; (ii) in a widely distributed public offering of the Voting Common Stock; (iii) in a transfer that is part of a private placement of the Voting Common Stock in which no one transferee (or group of associated transferees) acquires the rights to purchase in excess of 2% of the voting securities of Georgia Commerce then outstanding (including pursuant to a related series of transfers); (iv) in a transfer of the Voting Common Stock to an underwriter for the purpose of conducting a widely distributed public offering; or (v) a transaction approved by the Board of Governors of the Federal Reserve System (the “Federal Reserve”) or if the Federal Reserve is not the relevant regulatory authority, any other regulatory authority with the relevant jurisdiction. In order to transfer such shares of Non-Voting Common Stock under the preceding clauses (i) or (iii), a transferee of such shares must surrender certificates representing such shares to Georgia Commerce, together with documentation reasonably satisfactory to Georgia Commerce that such transferee has acquired such shares in a transfer qualifying under clauses (i) or (iii).

Holders of common stock have no preemptive or conversion rights and are not subject to further calls or assessment. There are no redemption or sinking fund provisions applicable to common stock. Georgia Commerce shareholders do not have cumulative voting rights in the election of directors.

Georgia Commerce’s board of directors may authorize the issuance of authorized but unissued shares of its common stock without shareholder approval, unless such approval is required in a particular case by applicable laws or regulations.

Georgia Commerce also is authorized to issue preferred stock from time to time in one or more series with such designations, powers, preferences and rights as its board of directors may from time to time determine. The Georgia Commerce board of directors can, without shareholder approval, issue preferred stock with voting, dividend, liquidation and conversion rights that could dilute the voting strength of the Voting Common Stock. The Georgia Commerce board of directors may issue preferred stock in connection with capital raising transactions, acquisitions, and joint ventures and for other corporate purposes that may have the effect of making such an acquisition more difficult or costly, as could also be the case if the board of directors were to issue additional shares of common stock. The Georgia Commerce board of directors has no present plan or understanding to issue any preferred stock.

Amendment of Articles of Incorporation and Bylaws

IBERIABANK Corporation. No amendment to the articles of incorporation of IBERIABANK Corporation will be made unless it is first approved by a majority of the board of directors and thereafter by the holders of a majority of the shares entitled to vote generally in an election of directors, voting together as a single class, as well as such additional vote of any preferred stock, if then issued and outstanding, as may be required by the provisions thereof. The affirmative vote of the holders of at least 75% of the shares entitled to vote generally in an election of directors, voting together as a single class, as well as such additional vote of any preferred stock, if then issued and outstanding, as may be required by the provisions thereof, is required to amend charter provisions relating to the number, nomination, election and removal of directors; preemptive rights; personal liability, indemnification, advancement of expenses and other rights of officers, directors, employees and agents; meetings of shareholders and shareholder proposals; and amendment of the articles and bylaws.

The articles of incorporation of IBERIABANK Corporation provide that the board of directors or shareholders may amend the bylaws. Action by the board requires the affirmative vote of a majority of the directors then in office. Action by the shareholders requires the affirmative vote of a majority of the shares entitled to vote generally in the election of directors, as well as any additional vote of preferred stock if then issued and outstanding; provided that the affirmative vote of 75% of the shares is required to amend bylaws relating to meetings of the board of directors.

Georgia Commerce.

The GBCC provides that an amendment of a corporation’s articles of incorporation requires approval by a majority of each voting group entitled to vote on the amendment. Generally the approval of a majority of the outstanding Voting Common Stock is required to approve an amendment to the Georgia Commerce Articles of Incorporation. If any of the following proposed amendments are to be voted upon, and the Voting Common Stock and Non-Voting Common Stock are affected in the same or a similar way, then both classes vote together as a single working group:

•	Increase or decrease the aggregate number of authorized shares of the class;

•	Effect an exchange or reclassification of all or part of the shares of the class into shares of another class;

•	Effect an exchange or reclassification, or create the right of exchange, of all or part of the shares of another class into shares of the class;

•	Change the designation, rights, preferences, or limitations of all or part of the shares of the class;

•	Change the shares of all or part of the class into a different number of shares of the same class;

•	Create a new class of shares having rights or preferences with respect to distributions or to dissolution that are prior, superior, or substantially equal to the shares of the class;

•	Increase the rights, preferences, or number of authorized shares of any class that, after giving effect to the amendment, have rights or preferences with respect to distributions or to dissolution that are prior, superior, or substantially equal to the shares of the class;

•	Limit or deny any existing preemptive right of all or part of the shares of the class;

•	Cancel or otherwise affect rights to distributions or dividends that have accumulated but not yet been declared on all or part of the shares of the class; or

•	Cancel, redeem, or repurchase all or part of the shares of the class.

Approval of a majority of the holders of the Non-Voting Common Stock voting as a separate voting group is required for amendments to the Articles of Incorporation that do not affect the rights of the holders of Non-Voting Common Stock in the same or a similar way to the rights of holders of Voting Common Stock, or to increase or decrease the authorized number of shares of Non-Voting Common Stock.

The bylaws of Georgia Commerce provide that the board of directors has the power to repeal, alter, amend, and rescind the bylaws. Georgia Commerce’s articles of incorporation provide that Georgia Commerce’s board of directors has the power to alter, amend, or repeal Georgia Commerce’s bylaws or adopt new bylaws at any regular or special meeting by the affirmative vote of 2/3 of the directors then in office. The shareholders may take such action by the affirmative vote of a majority of the shares then entitled to vote on the election of directors. If the shareholders are to take action to amend the bylaws at a meeting, the notice of meeting must include the general nature of the proposed change.

Directors and Absence of Cumulative Voting

IBERIABANK Corporation. IBERIABANK Corporation’s articles of incorporation provide that the number of directors shall be as specified in the bylaws. Currently, the bylaws specify 11 members. The directors do not need to be shareholders of IBERIABANK Corporation.

The board of directors is divided into three classes. The members of each class will be elected for a term of three years and only one class of directors will be elected annually. Thus, it would take at least two annual elections to replace a majority of IBERIABANK Corporation’s board of directors. Further, the bylaws impose notice and information requirements in connection with the nomination by shareholders of candidates for election to the board of directors or the proposal by shareholders of business to be acted upon at an annual meeting of shareholders.

There is no cumulative voting on directors. With cumulative voting, a shareholder has the right to cast a number of votes equal to the total number of such holder’s shares multiplied by the number of directors to be elected. The shareholder has the right to cast all of such holder’s votes in favor of one candidate or to distribute such holder’s votes in any manner among any number of candidates. Directors are elected by a plurality of the total votes cast by all shareholders. With cumulative voting, it may be possible for minority shareholders to obtain representation on the board of directors. Without cumulative voting, the holders of more than 50% of the shares of IBERIABANK Corporation common stock generally have the ability to elect 100% of the directors. As a result, the holders of the remaining common stock effectively may not be able to elect any person to the board of directors. The absence of cumulative voting, therefore, could make it more difficult for a shareholder who acquires less than a majority of the shares of common stock to obtain representation on IBERIABANK Corporation’s board of directors.

The provisions regarding election of IBERIABANK Corporation’s directors are designed to protect the ability of the board of directors to negotiate with the proponent of an unfriendly or unsolicited proposal to take over or restructure the company by making it more difficult and time-consuming to change majority control of the board, even if holders of a majority of the capital stock believe that a change in the composition of the board is desirable. These requirements are intended to help ensure continuity and stability of management and policies and facilitate long-range planning.

The bylaws of IBERIABANK Corporation provide generally that vacancies on the board of directors (including any vacancy resulting from an increase in the authorized number of directors, or from the failure of the shareholders to elect the full number of authorized directors) may be filled by the affirmative vote of a majority of the remaining directors for an unexpired term; provided that the shareholders will have the right at any special meeting called for that purpose prior to an action by the board of directors to fill the vacancy.

Georgia Commerce.

Georgia Commerce’s bylaws provide that the number of directors shall be fixed by the board of directors by resolution from time to time. Currently, there are 10 members. Directors do not need to be shareholders of Georgia Commerce.

There is no cumulative voting on directors. Georgia Commerce directors are elected by a plurality of the total votes cast by the holders of Voting Common Stock.

The bylaws of Georgia Commerce provide generally that vacancies on the board of directors (including any vacancy resulting from an increase in the authorized number of directors, or from the failure of the shareholders to elect the full number of authorized directors) may be filled by the affirmative vote of a majority of the remaining directors for an unexpired term; provided that the shareholders will have the right to fill the vacancy at any meeting held during the existence of the vacancy if it has not been filled by action of the board of directors by that time.

Removal of Directors

IBERIABANK Corporation. IBERIABANK Corporation’s articles of incorporation and bylaws provide that any director may be removed, with or without cause, only by the affirmative vote of the holders of a majority of the outstanding shares of IBERIABANK Corporation entitled to vote.

Georgia Commerce.

Georgia Commerce’s articles of incorporation provide that any director may be removed, with or without cause, only by the affirmative vote of the holders of a majority of the outstanding shares. “Cause,” for this purpose is defined in the Articles of Incorporation. Georgia Commerce’s bylaws also provide that a director may be removed for cause, as defined in the bylaws. The shareholders may also remove a director without cause by a vote of two-thirds of the shares entitled to vote under the bylaws.

Limitations on Director and Officer Liability

IBERIABANK Corporation. IBERIABANK Corporation’s articles of incorporation provide that a director or officer of the company will not be personally liable for monetary damages for any action taken, or any failure to take any action, as a director or officer except to the extent that by law a director’s or officer’s liability for monetary damages may not be limited. This provision does not eliminate or limit the liability of the company’s directors and officers for (a) any breach of the director’s or officer’s duty of loyalty to the company or its shareholders, (b) an intentional infliction of harm on the corporation or its shareholders, (c) a violation of Louisiana R.S. 12:1—833 (relating to unlawful distributions), or (d) an intentional violation of criminal law. This provision may preclude shareholder derivative actions and may be construed to preclude other third-party claims against the directors and officers.

Georgia Commerce.

Georgia Commerce’s articles of incorporation provide that a director will not be personally liable to Georgia Commerce or its shareholders for monetary damages for breach of any duty as a director, other than personal liability for: (i) any appropriation, in violation of his or her duties, of any business opportunity of the corporation; (ii) acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of the law; (iii) certain types of liability enumerated under Georgia law, dealing with unlawful distributions to shareholders; and (iv) any transactions from which the director derived an improper personal benefit.

Indemnification

IBERIABANK Corporation. Generally, under Sections 12:1-851 through 12:1-859 of the LBCA, a corporation may indemnify a director, officer, employee or agent of the corporation (or a person who is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise) against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by the person if he acted in good faith and, with respect to actions in an official capacity, in a manner he reasonably believed to be in the best interests of the corporation, or, with respect to actions in an unofficial capacity, at least not opposed to, the best interests of the corporation and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. A corporation may not indemnify a director or officer in any proceeding with respect to conduct for which the director or officer was adjudged liable on the basis of receiving a financial benefit to which he or she was not entitled, whether or not involving action in the director’s or officer’s official capacity.

In the case of an action brought by or in the right of a corporation, the LBCA permits a corporation to indemnify a director, officer, employee or agent of the corporation (or a person who is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise) against expenses (including attorneys’ fees) incurred by him in a proceeding if he acted in good faith and in a manner he reasonably believed to be in, or not opposed to, the best interests of the corporation. The LBCA bars indemnification of directors and officers for settlement payments in a derivative suit, absent court approval.

The indemnification provisions of the LBCA require indemnification of any present or former director or officer of a corporation for expenses incurred in connection with the proceeding if such person was wholly successful, on the merits or otherwise, in defense of any action, suit or proceeding, that he was a party to by virtue of the fact that he is or was a director or officer of the corporation. This limitation does not limit IBERIABANK Corporation’s right to permissibly indemnify a director or officer with respect to expenses of a partially successful defense of any claim, issue or matter.

The articles of incorporation of IBERIABANK Corporation provide that IBERIABANK Corporation shall indemnify to the fullest extent permitted by law, any person who is or was a director or officer of IBERIABANK Corporation, who was or is made a party to, or is threatened to be made a party to, any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, including in actions or suits by or in the right of IBERIABANK Corporation, by reason of such service or the fact that such person is or was serving as a director, officer, employee or agent of another corporation or organization at the request of IBERIABANK Corporation against costs, charges, expenses, judgments, fines and amounts paid in settlement actually and reasonably incurred by such person. This indemnification is conditioned upon the director or officer having acted in good faith and in a manner he or she reasonably believed to be in, or not opposed to, the best interest of IBERIABANK Corporation and, with respect to any criminal action or proceeding, having no reasonable cause to believe that his or her conduct was unlawful. Advancement of expenses is conditioned upon a director or officer undertaking to repay such expenses if it is ultimately determined that such person was not entitled to indemnification. In addition, the LBCA requires that an advance of litigation expenses be made to a director or officer only upon a written affirmation of his good faith belief that he has met the relevant standard of conduct or that the proceeding involves only duty of care claims from which he has been exculpated.

The rights of indemnification provided in the articles of incorporation are not exclusive of any other rights which may be available under the bylaws, any insurance or other agreement, by vote of shareholders or directors (regardless of whether directors authorizing such indemnification are beneficiaries thereof) or otherwise. In addition, the articles of incorporation authorize the company to maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the company, whether or not the company would have the power to provide indemnification to such person. IBERIABANK Corporation maintains directors’ and officers’ insurance consistent with the provisions of the articles of incorporation. By action of the board of directors, the company may create and fund a trust fund or other fund or form of self-insurance arrangement of any nature, and may enter into agreements with its officers, directors, employees and agents for the purpose of securing or insuring in any manner its obligation to indemnify or advance expenses provided for in the provisions in the articles of incorporation and bylaws regarding indemnification. These provisions are designed to reduce, in appropriate cases, the risks incident to serving as a director, officer, employee or agent and to enable the company to attract and retain the best personnel available.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers, and controlling persons pursuant to the foregoing provisions, or otherwise, we have been advised that, in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment of expenses incurred or paid by a director, officer or controlling person in a successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, we will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to the court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

Georgia Commerce.

The GBCC permits a corporation to indemnify any person who was or is a party or is threatened to be made a party to any action, suit or proceeding, whether civil, criminal, administrative, or investigative, including any action by or in the right of the corporation, if he is or was a director or officer of the corporation, or while a director or officer, is or was serving at the request of Georgia Commerce as an employee or agent of another foreign or domestic corporation against expenses actually and reasonably incurred, including attorneys’ fees, judgments, fines, and amounts paid in settlement if he acted in good faith and in a manner he reasonably believed to be in, or not opposed to, the best interests of the corporation, and with respect to any criminal proceeding, had no reasonable cause to believe his conduct was unlawful.

However, in case of actions by or in the right of the corporation, the indemnity available to a director is limited to reasonable expenses incurred in connection with the proceeding if it is determined that the director met the recommended standard of conduct under the GBCC.

To the extent that a director or officer of a corporation has been wholly successful on the merits or otherwise regarding any such action, he shall be indemnified against reasonable expenses (including attorneys’ fees) incurred by him in connection therewith.

Unless ordered by a court, the determination of whether indemnification and evaluation as to reasonableness of expenses is proper in a specific case will be determined by (1) the board of directors by a majority vote of a quorum consisting of directors who were not parties to such suit or a committee of two or more such disinterested directors, (2) when there are fewer than two disinterested directors, by the affirmative vote of a majority of directors present, (2) if such a quorum is unobtainable and the board of directors so directs, by legal counsel, or (3) by the shareholders (excluding for such purpose shares controlled by directors who are not disinterested).

Georgia Commerce’s bylaws provide that Georgia Commerce must indemnify any individual made a party to a proceeding because he or she is or was a director or officer, or while he is or was a director or officer, is or was serving at the request of Georgia Commerce as an employee or agent of another foreign or domestic corporation for reasonable expenses, judgments, fines, penalties and amounts paid in settlement, if the individual acted in a manner he or she believed in good faith to be in or not opposed to the best interests of the corporation. In the case of any criminal proceeding, such indemnification is required if he or she had no reasonable cause to believe his or her conduct was unlawful. Georgia Commerce’s bylaws also provide that if a director or officer has been successful in the defense of any proceeding (or claim, issue or matter within a proceeding) to which he or she was a party because his or her service to the corporation, Georgia Commerce must (without consideration of the exceptions provided above) indemnify the party against reasonable expenses incurred in connection with the proceeding.

Special Meetings of Shareholders

IBERIABANK Corporation.

Georgia Commerce.

Special meetings of the Georgia Commerce shareholders may be called at any time by Georgia Commerce’s Chairman of the Board or the President and shall be called by the Chairman of the Board, the President, or Secretary when so directed by the board of directors, at the request of any two directors, or upon the written request of any one or more shareholders owning an aggregate of not less than twenty-five percent (25%) of the outstanding capital stock of Georgia Commerce.

Consent of Shareholders

IBERIABANK Corporation. Under the LBCA, the consent in writing of shareholders to authorize corporate action, signed by all of the shareholders having voting power on the particular question, is sufficient for the purpose, without necessity for a meeting of shareholders.

Georgia Commerce.

The consent in writing, signed by persons entitled to vote at a meeting having sufficient votes to cast not less than the minimum number of votes necessary to authorize corporate action is sufficient for the purpose, without necessity for a meeting of shareholders.

Shareholder Nominations

IBERIABANK Corporation. IBERIABANK Corporation’s articles of incorporation establish advance notice requirements for shareholder proposals and the nomination (other than by or at the direction of IBERIABANK Corporation’s board of directors or one of its committees) of candidates for election as directors. A shareholder of IBERIABANK Corporation wishing to nominate a person as a candidate for election to the board of directors must submit the nomination in writing at least 60 days before the one year anniversary of the most recent annual meeting of shareholders, together with (a) as to each person the shareholder proposes to nominate, and as to the shareholder submitting the notice, (i) their names, ages, business and residence addresses, (ii) principal occupation or employment, (iii) stockholdings, and (iv) other information required by SEC proxy rules; and (b) to the extent known, (i) the name and address of other shareholders supporting the nominee(s), and (ii) their stockholdings. Nominations that are not made in accordance with the foregoing provisions may be ruled out of order. In addition, a shareholder intending to make a proposal for consideration at a regularly scheduled annual meeting that is not intended to be included in the proxy statement for the meeting must notify IBERIABANK Corporation in writing at least 60 days before the one year anniversary of the most recent annual meeting of the shareholder’s intention. The notice must contain: (a) a brief description of the proposal and the reasons for conducting such business at the annual meeting, (b) the name, address and stockholdings of the shareholder submitting the proposal and other shareholders supporting the proposal, and (c) any financial interest of the shareholder in the proposal.

In accordance with SEC Rule 14a-8 under the Exchange Act, shareholder proposals intended to be included in the proxy statement and presented at a regularly scheduled annual meeting must be received by IBERIABANK Corporation at least 120 days before the anniversary of the date that previous year’s proxy statement was first mailed to shareholders. As provided in SEC rules, if the annual meeting date has been changed by more than 30 days from the date of the prior year’s meeting, or for special meetings, the proposal must be submitted within a reasonable time before IBERIABANK Corporation begins to mail its proxy materials.

The procedures regarding shareholder nominations provide IBERIABANK Corporation’s board of directors with sufficient time and information to evaluate a shareholder nominee to the board and other relevant information, such as existing shareholder support for the nominee. The procedures, however, provide incumbent directors advance notice of a dissident slate of nominees for directors, and make it easier for the board to solicit proxies resisting shareholder nominees. This may make it easier for incumbent directors to retain their status as directors, even when certain shareholders view the shareholder nominations as in the best interests of IBERIABANK Corporation or its shareholders.

Georgia Commerce. Neither Georgia Commerce’s articles of incorporation nor its bylaws have provisions for advance shareholder notice of shareholder proposals or advance notice of director nominations.

Business Combinations and Control Share Acquisitions; Fair Price Protection

IBERIABANK Corporation. The LBCA repealed the prior control share acquisition statute under the LBCL, as well as the LBCL’s fair price, business combination statute.

Georgia Commerce.

The GBCC provides for certain voting rules and fair price requirements concerning business combinations with “interested shareholders.” These provisions are designed to protect shareholders of Georgia corporations against the inequities of certain tactics which have been utilized in hostile takeover attempts. Under the fair price provisions, business combinations with interested shareholders (generally, any person who beneficially owns 10% or more of the corporation’s voting shares) must meet one of three criteria designed to protect minority shareholders: (i) the transaction must be unanimously approved by the ‘‘continuing directors” of the corporation (generally, directors who served prior to the time the interested shareholder acquired 10% ownership and who are unaffiliated with the interested shareholder), (ii) the transaction must be recommended by at least two-thirds (2/3) of the continuing directors and approved by a majority of shares held by shareholders other than the interested shareholders, or (iii) the terms of the transaction must meet specified fair pricing criteria and certain other tests which are intended to assure that all shareholders receive a fair price for their shares regardless of which point in time they sell to the acquiring party. The fair price requirements under the GBCC are not applicable to any corporation unless they are specifically incorporated in the bylaws of the corporation. The GBCC also prohibits business combinations between “resident domestic corporations”, as defined, and their interested shareholders for a term of five years, subject to certain exceptions. As with the fair price requirements, business combination requirements must be specified in the bylaws. Because Georgia Commerce’s bylaws do not contain specific fair price requirements, and do not contain specific provisions that make the business combination statutes applicable, they do not apply to transactions involving Georgia Commerce.

Appraisal Rights

IBERIABANK Corporation. Under the LBCA, the right of appraisal or dissent does not exist for holders of shares of any class or series of shares which is one of the following: (a) a covered security under Section 18(b)(1)(A) or (B) of the Securities Act of 1933, as amended, (b) traded in an organized market and has at least two thousand shareholders and a market value of at least twenty million dollars, exclusive of the value of such shares held by the corporation’s subsidiaries, senior executive officers, and directors and by beneficial shareholders and voting trust beneficial owners owning more than ten percent of such shares, or (c) issued by an open end management investment company registered with the Securities and Exchange Commission under the Investment Company Act of 1940 and may be redeemed at the option of the holder at net asset value.

Georgia Commerce. The GBCC provides dissenters’ rights for (i) mergers and certain share exchanges that require shareholder approval, (ii) sales of all or substantially all of the assets of a corporation, (iii) certain amendments to the articles of incorporation and (iv) any corporate action taken pursuant to a shareholder vote if the articles of incorporation, bylaws or a resolution of the board of directors entitle shareholders to dissent. The GBCC does not provide dissenters’ rights for corporations that have over 2,000 shareholders or whose voting stock is listed on a national securities exchange.

Because Georgia Commerce does not have 2,000 shareholders and its Voting Common Stock is not listed on a national securities exchange, holders of Georgia Commerce’s common stock have dissenters’ rights in connection with the merger. For a discussion of the dissenters’ rights that are available to Georgia Charter shareholders in connection with the merger, and the specific steps that must be followed to exercise those rights, see “Approval of the Merger—Dissenters’ Rights of Appraisal” above.

Shareholders’ Rights to Examine Books and Records

IBERIABANK Corporation. Pursuant to the LBCA, upon written notice of a demand to inspect corporate records, a person or group of persons who are and have been shareholders of record of at least 5% of the outstanding shares of any class for at least six months is entitled to inspect corporate records at any reasonable time, assuming such demand is in good faith and for any proper and reasonable purpose. If IBERIABANK Corporation refuses to permit the inspection, the shareholder may file a civil action requesting a court order to permit inspection. The court will grant the order if it finds the shareholder qualified and is requesting the records in good faith and for a proper purpose.

Georgia Commerce. Pursuant to the GBCC, upon written notice of a demand to inspect corporate records a shareholder has the right, after at least five business days’ notice, to inspect and copy Georgia Commerce’s:

•	articles or restated articles of incorporation, bylaws or restated bylaws;

•	resolutions adopted by either its shareholders or board of directors increasing or decreasing the number of directors, the classification of directors, if any, and the names and residence addresses of all members of the board of directors;

•	resolutions adopted by its board of directors creating one or more classes or series of shares, and fixing their relative rights, preferences, and limitations, if shares issued pursuant to those resolutions are outstanding and any resolutions adopted by the board of directors that affect the size of the board of directors;

•	minutes of all shareholders’ meetings, executed waivers of notice of meetings, and executed consents, delivered in writing or by electronic transmission, evidencing all action taken by shareholders without a meeting, for the last three years;

•	all communications in writing or by electronic transmission to shareholders generally within the past three years, including the financial statements furnished for the past three years under the GBCC;

•	A list of the names and business addresses of its current directors and officers; and

•	Its most recent annual registration delivered to the Secretary of State under the GBCC.

A shareholder may also inspect additional records, but only if the following standards are met:

•	The demand is made in good faith and for a proper purpose that is reasonably relevant to his legitimate interest as a shareholder;

•	The shareholder describes with reasonable particularity the shareholder’s purpose and the records the shareholder desires to inspect;

•	The records are directly connected with the shareholder’s purpose; and

•	The records are to be used only for the stated purpose.

These are the additional records that a shareholder may access subject to meeting the preceding standards:

•

Excerpts from minutes of any meeting of the board of directors, records of any action of a committee of the board of directors while acting in place of the board of directors on behalf of the corporation, minutes of any meeting of the shareholders, and records of action taken by the shareholders or board of directors without a meeting, to the extent not subject to inspection under the above-listed documents list;

•	Accounting records of the corporation; and

•	The record of shareholders.

If Georgia Commerce refuses to permit the inspection, the shareholder may file a civil action requesting a court order to permit inspection.

Dividends

IBERIABANK Corporation. The LBCA permits distributions (which include share repurchases and dividends other than liquidating dividends) to be made by a corporation so long as (1) it can pay its debts as they become due in the ordinary course of business and (2) its total assets are not less than its total liabilities. Whether a distribution is permissible will be measured essentially at the earlier of the date of the payment (or, for payment pursuant to a promissory note, the date of the delivery of the note) or the date the shareholder ceases to be a shareholder.

Georgia Commerce. Under the GBCC, the Georgia Commerce board of directors may declare dividends on Georgia Commerce common stock unless doing so would cause Georgia Commerce to be unable to pay its debts as they come due in the usual course of business, or Georgia Commerce’s total assets to be less than the sum of its total liabilities plus the amount needed to satisfy any dissolution preferences. Because Georgia Commerce is a bank holding company, the ability of Georgia Commerce to pay distributions to Georgia Commerce shareholders largely depends upon the amount of dividends its bank subsidiary may provide to it under regulatory guidelines and as the Federal Reserve will permit.

DESCRIPTION OF IBERIABANK CORPORATION CAPITAL STOCK

In this section, we describe the material features and rights of the IBERIABANK Corporation capital stock after the merger. This summary is qualified in its entirety by reference to applicable Louisiana law and IBERIABANK Corporation’s articles of incorporation and bylaws. See “WHERE YOU CAN FIND MORE INFORMATION” on page     .

General

IBERIABANK Corporation is authorized to issue 50,000,000 shares of common stock, having a par value of $1.00 per share, and 5,000,000 shares of preferred stock, having a par value of $1.00 per share, none of which preferred stock is issued or outstanding. Each share of IBERIABANK Corporation’s common stock has the same relative rights as, and is identical in all respects to, each other share of IBERIABANK Corporation common stock.

As of                     , 2015, there were [—] shares of common stock of IBERIABANK Corporation issued and outstanding and [—] shares of common stock of IBERIABANK Corporation were reserved for issuance pursuant to IBERIABANK Corporation’s employee benefit and stock option plans. After giving effect to the merger with Old Florida Bancshares, Inc. (using an exchange ratio of 0.34 resulting in an issuance of approximately [—] shares), and the merger with Georgia Commerce Bancshares, Inc. (using an exchange ratio of 0.6134 resulting in an issuance of approximately [—] shares), approximately [—] shares of IBERIABANK Corporation’s common stock will be outstanding.

Common Stock

Dividends. Subject to certain regulatory restrictions and in accordance with the LBCA, IBERIABANK Corporation can pay dividends from funds legally available if, as and when declared by its board of directors. Funds for IBERIABANK Corporation dividends are generally provided through dividends from IBERIABANK and, subsequent to the merger, also will be provided through dividends from IBERIABANK. Payments of dividends by IBERIABANK Corporation are subject to limitations that are imposed by Louisiana law and applicable banking regulations. The holders of common stock of IBERIABANK Corporation are entitled to receive and share equally in such dividends as may be declared by the board of directors of IBERIABANK Corporation out of funds legally available therefore. If IBERIABANK Corporation issues preferred stock, the holders thereof may have a priority over the holders of the common stock with respect to dividends.

Voting Rights. The holders of common stock of IBERIABANK Corporation possess exclusive voting rights in IBERIABANK Corporation. They elect the IBERIABANK Corporation board of directors and act on such other matters as are required to be presented to them under Louisiana law or as are otherwise presented to them by the board of directors. Each holder of common stock is entitled to one vote per share and does not have any right to cumulate votes in the election of directors. If IBERIABANK Corporation were to issue preferred stock, holders of the preferred stock may also possess voting rights.

Liquidation. In the event of any liquidation, dissolution or winding up of IBERIABANK, IBERIABANK Corporation, as holder of the subsidiary’s capital stock, would be entitled to receive, after payment or provision for payment of all debts and liabilities of IBERIABANK (including all deposit accounts and accrued interest thereon) and after distribution of the balance in the special liquidation account to eligible account holders of IBERIABANK, all assets of IBERIABANK available for distribution. In the event of liquidation, dissolution or winding up of IBERIABANK Corporation, the holders of its common stock would be entitled to receive, after payment or provision for payment of all of its debts and liabilities, all of the assets of IBERIABANK Corporation available for distribution. If preferred stock is issued, the holders thereof may have a priority over the holders of the IBERIABANK Corporation common stock in the event of liquidation or dissolution.

Preemptive Rights. Holders of IBERIABANK Corporation common stock are not entitled to preemptive rights with respect to any shares that may be issued. IBERIABANK Corporation’s common stock is not subject to redemption.

Preferred Stock

Shares of IBERIABANK Corporation preferred stock may be issued with such designations, powers, preferences and rights as the IBERIABANK Corporation board of directors may from time to time determine. Subject to certain representations, the IBERIABANK Corporation board of directors can, without shareholder approval, issue preferred stock with voting, dividend, liquidation and conversion rights that could dilute the voting strength of the holders of the common stock and may assist management in impeding an unfriendly takeover or attempted change in control.

CERTAIN INFORMATION CONCERNING IBERIABANK CORPORATION

General

IBERIABANK Corporation is the financial holding company subject to supervision and regulation by the Federal Reserve and is a corporation organized under the laws of the State of Louisiana. Its main office is located at 200 West Congress Street, Lafayette, Louisiana 70501 (Telephone Number: (337) 521-4003). IBERIABANK Corporation owns all of the outstanding stock of IBERIABANK, a Louisiana state banking corporation.

At December 31, 2014, IBERIABANK Corporation had total consolidated assets of $15.8 billion, total deposits of $12.5 billion, and total shareholders’ equity of $1.9 billion. Additional information about IBERIABANK Corporation is included in documents incorporated by reference in this proxy statement/prospectus. See “Where You Can Find More Information” on page     .

Additional Information

Information relating to executive compensation, various benefit plans, voting securities and the principal holders of voting securities, relationships and related transactions and other related matters as to IBERIABANK Corporation is incorporated by reference or set forth in IBERIABANK Corporation’s Annual Report on Form 10-K for the year ended December 31, 2014, which is incorporated into this document by reference. See “Where You Can Find More Information.”

CERTAIN INFORMATION CONCERNING GEORGIA COMMERCE BANCSHARES, INC.

Georgia Commerce is a bank holding company whose business is conducted primarily through its wholly owned subsidiary, Georgia Commerce Bank, a Georgia state-chartered bank registered with the Board of Governors of the Federal Reserve System. As a bank holding company, Georgia Commerce performs certain shareholder and management functions and seeks to provide financial support, if necessary, to Georgia Commerce Bank.

Georgia Commerce was incorporated under the laws of the State of Georgia on September 17, 2002, to own all of the issued and outstanding capital stock of Georgia Commerce Bank. Georgia Commerce is headquartered in Atlanta, Georgia, and, through Georgia Commerce Bank, provides a full range of traditional credit and depository banking services to its retail and commercial customers through nine branches that are located in the northern portion of the Atlanta, Georgia area.

Georgia Commerce Bank, founded in 2003, is a community bank. It acquired certain assets and liabilities of two failed banks under Purchase & Assumption agreements with the FDIC in the third quarter of 2011 and Brookhaven Bank on December 31, 2013. Georgia Commerce Bank now has branches in the Atlanta communities of Acworth, Atlanta, Brookhaven, Buckhead, Cumberland, Johns Creek, Marietta, Peachtree Corners and Woodstock. Georgia Commerce Bank offers a full range of traditional deposit and lending services, commercial and business credit services, as well as various consumer credit services, including home mortgage loans, automobile loans, lines of credit, home equity loans and home improvement loans. Georgia Commerce Bank also provides acquisition and development loans and builder lines of credit to builders and developers in its market areas and participates in programs offered through the U.S. Small Business Administration, which enables Georgia Commerce Bank to offer commercial loans to certain small businesses that may not otherwise qualify for such loans.

At December 31, 2014, Georgia Commerce had total assets of $1.0 billion, total deposits of $$858.0 million, net loans of $738.5 million and shareholders’ equity of $103.5 million. Georgia Commerce’s book value per common share equivalent at December 31, 2014 was $22.48. Deposits with Georgia Commerce Bank are insured, up to applicable limits, by the FDIC.

The executive offices of Georgia Commerce are located at 3625 Cumberland Boulevard, SE, Building Two, Atlanta, Georgia 30339. Georgia Commerce’s telephone number is (678) 631-1240 and its website is www.gacommercebank.com. The information on Georgia Commerce’s website is not a part of this proxy statement/prospectus, and the reference to Georgia Commerce’s website address does not constitute incorporation by reference of any information on that website into this proxy statement/prospectus.

Georgia Commerce Bank competes for deposits in its banking market with commercial banks, credit unions, agencies issuing United States government securities and all other organizations and institutions engaged in money market transactions. In its lending activities, Georgia Commerce Bank competes with all other financial institutions as well as consumer finance companies, mortgage companies and other lenders. Commercial banking in north Atlanta and Georgia as a whole is extremely competitive.

Interest rates, both on loans and deposits, and prices of fee-based services are significant competitive factors among financial institutions generally. Other important competitive factors include office location, office hours, the quality of customer service, community reputation, continuity of personnel and services, and, in the case of larger commercial customers, relative lending limits and the ability to offer sophisticated cash management and other commercial banking services. Most of Georgia Commerce Bank’s competitors have greater resources, broader geographic markets and higher lending limits than it does, and they can offer more products and services and can better afford and make more effective use of media advertising, support services and electronic technology than can Georgia Commerce Bank.

In recent years, federal and state legislation has heightened the competitive environment in which all financial institutions conduct their business, and the potential for competition among financial institutions of all types has increased significantly. Additionally, with the elimination of restrictions on interstate banking (including those most recently implemented by the Dodd-Frank Wall Street Reform and Consumer Protection Act), a Georgia state-chartered bank may be required to compete not only with other Georgia-based financial institutions, but also with out-of-state financial institutions which may acquire Georgia institutions, establish or acquire branch offices in Georgia, or otherwise offer financial services across state lines, thereby adding to the competitive atmosphere of the industry in general.

To counter its competitive disadvantages, Georgia Commerce Bank attempts to differentiate itself from its larger competitors with its focus on relationship banking, personalized service, direct customer contact, and its ability to make credit and other business decisions locally. Georgia Commerce Bank also depends on its reputation as a community bank in its banking markets and its involvement in the community it serves.

Employees

At December 31, 2014, Georgia Commerce had 141 employees, three of whom work part-time. None of Georgia Commerce’s employees are covered by a collective bargaining agreement. Georgia Commerce believes its relations with its employees to be good.

Legal Proceedings

From time to time as part of their respective businesses, Georgia Commerce or Georgia Commerce Bank is subject to routine litigation. In the opinion of Georgia Commerce’s management, neither it nor Georgia Commerce Bank is a part to any material pending legal proceedings that management believes would have a material adverse effect on the consolidated financial condition, operations, or cash flows of Georgia Commerce.

Security Ownership of Certain Beneficial Owners and Management

The following table sets forth, as of January 30, 2015, information as to the beneficial ownership of shares of Georgia Commerce Voting Common Stock by each of the directors and executive officers of Georgia Commerce and for each person known by Georgia Commerce to be the beneficial owner of more than 5% of the outstanding shares of Georgia Commerce Voting Common Stock. For purposes hereof, beneficial ownership is defined in accordance with Rule 13d-3 under the Securities Exchange Act of 1934, as amended. Unless otherwise indicated, shares are held with sole voting and investment power. In addition, Financial Partners Fund I LP is the sole record holder of all 155,000 outstanding shares of Georgia Commerce Non-voting Common Stock, representing 100% of such class. The Georgia Commerce Voting Common Stock and the Non-voting common Stock will vote together as a single voting group on the merger proposal. The Voting Common Stock will also vote on the adjournment proposal as a separate voting group.

Name	Amount and Nature of Beneficial Ownership		Percent of Voting Common Stock/common stock(1)
Directors and Executive Officers of Georgia Commerce

Theodore J. Bruno	105,000	(2)	2.36% / 2.28%

Mark B. Chandler	29,195	(2)	*/*

Rodney L. Hall (President and Director)	123,139	(3)	2.75% / 2.66%

Harald R. Hansen	56,800	(2)	1.27% / 1.12%

H.C. Henry, Jr.	65,000	(2)	1.46% / 1.41%

Richard S. Novack	65,000	(2)	1.46% / 1.41%

Gregory S. Pope	50,000		1.12% / 1.09%

Donal R. Ratigan	105,556	(4)	2.37% / 2.29%

Allan R. Siegel (Executive Vice President and CFO)	15,555	(5)	*/*

Mark W. Tipton (Chairman, CEO and Director)	170,256	(6)	3.72% / 3.67%

Anthony L. Wood	55,648	(7)	1.24% / 1.20%

All Directors and Executive Officers as a Group (11 persons)	841,150	(8)	18.76% / 17.96%

Other Beneficial Owners Exceeding 5%

Banc Funds, L.P.	292,682	(9)	6.58% / 6.36%

Bridge Equities III, LLC	341,470	(10)	7.67% / 7.41%

Financial Partners Fund I LP	142,111	(11)	3.19% / 6.45%

*	Less than one percent
(1)	Percentages of Voting Common Stock are based on 4,450,186 shares of Georgia Voting Commerce Common Stock outstanding as of January 30, 2015 plus the number of shares beneficially owned by the named persons in connection with his or her Georgia Commerce options and/or warrants currently exercisable or exercisable within 60 days. Percentages of common stock are based on 4,605,186 shares of common stock outstanding as of January 30, 2015, plus the number of shares beneficially owned by the named persons in connection with his or her Georgia Commerce options and/or warrants currently exercisable or exercisable within 60 days.
(2)	Includes 5,000 shares subject to options.
(3)	Includes 22,500 shares subject to options, 5,000 shares owned by his spouse and 1,000 shares owned by his son.
(4)	Includes 5,000 shares subject to options and 5,556 shares owned by his spouse.
(5)	Includes 10,000 shares subject to options.
(6)	Includes 30,000 shares subject to options.

(7)	Includes 22,907 shares subject to warrants.
(8)	Includes 92,500 shares subject to options and 22,907 shares subject to warrants.
(9)	Includes 48,780 shares held by BancFund VII LP and 243,902 shares held by BancFund VIII LP. The address is 20 N. Wacker Drive, Suite 3300, Chicago, IL 60606. Mr. Jean Riggs has the right to vote these shares.
(10)	The address is c/o FJ Capital Management, LLC, 1313 Dolly Madison Boulevard, Suite 306, McLean, VA 22101. Mr. Martin Friedman and Mr. Andrew Jose share the right to vote these shares.
(11)	This shareholder owns 100% of the 155,000 outstanding shares of Non-Voting Common Stock. The address is 300 Park Avenue, 7th Floor, New York, NY, 10022. Mr. Manu Rana has the right to vote these shares.

Other Principal Shareholders. There were no other beneficial owners of 5% or more of either class of Georgia Commerce’s outstanding shares of capital stock at January 30, 2015.

EXPERTS

The consolidated financial statements of IBERIABANK Corporation appearing in IBERIABANK Corporation’s Annual Report (Form 10-K) for the year ended December 31, 2014 and the effectiveness of IBERIABANK Corporation’s internal control over financial reporting as of December 31, 2014 have been audited by Ernst & Young LLP, IBERIABANK Corporation’s independent registered public accounting firm, as set forth in their reports thereon, included therein, and incorporated herein by reference. Such consolidated financial statements are incorporated herein by reference in reliance upon such reports given on the authority of such firm as experts in accounting and auditing.

LEGAL MATTERS

The validity of the common stock to be issued in the merger will be passed upon by Jones Walker LLP, special counsel to IBERIABANK Corporation. It is a condition to the merger that IBERIABANK Corporation and Georgia Commerce receive opinions from each of Jones Walker LLP, Washington, D.C., and Womble Carlyle Sandridge & Rice, LLP, Atlanta, Georgia, respectively, to the effect that, for United States federal income tax purposes, the merger will be treated as a reorganization within the meaning of Section 368(a) of the Code.

WHERE YOU CAN FIND MORE INFORMATION

IBERIABANK Corporation has filed with the SEC a registration statement under the Securities Act that registers the shares of IBERIABANK Corporation common stock to be issued to Georgia Commerce shareholders in connection with the merger. The registration statement, including the attached exhibits and schedules, contains additional relevant information about the stock of IBERIABANK Corporation and Georgia Commerce.

The rules and regulations of the SEC allow us to omit certain information included in the registration statement from this proxy statement/prospectus. You may read and copy this information at the Public Reference Room of the SEC at 100 F Street, N.E., Washington, D.C. 20549. You may obtain information on the operation of the Securities and Exchange Commission’s Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC also maintains an internet website that contains reports, proxy and information statements and other information about issuers, like IBERIABANK Corporation, that file electronically with the Securities and Exchange Commission. The address of the site is www.sec.gov. The reports and other information filed by IBERIABANK Corporation with the SEC are also available at IBERIABANK Corporation’s website. The address is www.iberiabank.com. We have included the web addresses of the Securities Exchange Commission and IBERIABANK Corporation as inactive textual references only. Except as specifically incorporated by reference into this proxy statement/prospectus, information on those web sites is not part of this proxy statement/prospectus.

You should also be able to inspect reports, proxy statements and other information about IBERIABANK Corporation at the offices of the NASDAQ Global Select Market.

The SEC allows IBERIABANK Corporation to incorporate certain information into this proxy statement/prospectus by reference to other information that has been filed with the Securities and Exchange Commission. The information incorporated by reference is deemed to be part of this proxy statement/prospectus, except for any information that is superseded by information in this proxy statement/prospectus. The documents that are incorporated by reference contain important information about IBERIABANK Corporation, and you should read this document together with any other documents incorporated by reference in this proxy statement/prospectus.

This document incorporates by reference the following documents that have previously been filed with the SEC by IBERIABANK Corporation (File No. 000-25756):

•	Annual Report on Form 10-K for the year ended December 31, 2014;

•	Current Reports on Form 8-K filed on January 13, 2014, January 29, 2014, January 31, 2014, February 11, 2014, February 21, 2014, May 8, 2014, June 2, 2014, July 1, 2014, October 3, 2014, October 27, 2014, October 28, 2014, December 8, 2014, December 9, 2014, December 12, 2014, December 22, 2014, January 28, 2015, January 29, 2015, February 2, 2015, February 26, 2015 and March 2, 2015, except to the extent such information is deemed furnished; and

•	The description of IBERIABANK Corporation common stock set forth in the registration statement on Form 8-A filed on March 28, 1995, pursuant to Section 12 of the Exchange Act, including any amendment or report filed with the SEC for the purpose of updating this description.

In addition, IBERIABANK Corporation is incorporating by reference any documents it may file pursuant to Sections 13(a), 13(c), 14 and 15(d) of the Exchange Act, as amended, after the date of this document and prior to the date of the special meeting of Georgia Commerce shareholders, except to the extent such information is deemed furnished.

IBERIABANK Corporation has supplied all information contained or incorporated by reference in this proxy statement/prospectus relating to IBERIABANK Corporation, and Georgia Commerce has supplied all information contained in this proxy statement/prospectus relating to Georgia Commerce. Florida Bank Group, Inc. and Old Florida Bancshares, Inc. have each supplied all information related to such party contained in this proxy statement/prospectus.

Neither IBERIABANK Corporation nor Georgia Commerce has authorized anyone to give any information or make any representation about the merger or our companies that is different from, or in addition to, that contained in this document or in any of the materials that have been incorporated into this document. Therefore, if anyone does give you information of this sort, you should not rely on it. If you are in a jurisdiction where offers to exchange or sell, or solicitations of offers to exchange or purchase, the securities offered by this document or the solicitation of proxies is unlawful, or if you are a person to whom it is unlawful to direct these types of activities, then the offer presented in this document does not extend to you. The information contained in this document speaks only as of the date of this document unless the information specifically indicates that another date applies.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This document, including information included or incorporated by reference herein, contains forward-looking statements, within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements include, but are not limited to statements about, (a) the separate financial condition, results of operations and business of IBERIABANK Corporation and Georgia Commerce; (b) the benefits of the merger, including future financial and operating results, cost savings, enhancement to revenue and accretion to reported earnings that may be realized from the merger; (c) the respective plans, objectives, expectations and intentions of IBERIABANK Corporation or Georgia Commerce and other statements that are not historical facts; and (d) other statements identified by words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates” or words of similar meaning. These forward-looking statements are based on current beliefs and expectations of the parties’ management and are inherently subject to significant business, economic and competitive uncertainties and contingencies, many of which are beyond the parties’ control. In addition, these forward–looking statements are subject to assumptions with respect to future business strategies and decisions that are subject to change.

The following factors, among others, could cause actual results to differ materially from the anticipated results or other expectations expressed in the forward-looking statements:

•	our businesses may not be combined successfully, or such combination may take longer to accomplish than expected;

•	the growth opportunities and cost savings from the merger may not be fully realized or may take longer to realize than expected;

•	operating costs, customer losses and business disruption following the merger, including adverse effects of relationships with employees, may be greater than expected;

•	governmental approvals of the merger may not be obtained, or adverse regulatory conditions may be imposed in connection with governmental approvals of the merger;

•	adverse governmental or regulatory policies may be enacted;

•	the interest rate environment may change, causing margins to compress and adversely affecting net interest income;

•	the risks associated with continued diversification of assets and adverse changes to credit quality;

•	competition from other financial services companies in our markets; and

•	the risk of an economic slowdown that would adversely affect credit quality and loan originations.

Additional factors that could cause actual results to differ materially from those expressed in the forward-looking statements are discussed in IBERIABANK Corporation’s reports filed with the Securities and Exchange Commission.

All subsequent written and oral forward-looking statements concerning the proposed transaction or other matters attributable to either of us or any person acting on our behalf are expressly qualified in their entirety by the cautionary statements above. Neither IBERIABANK Corporation or Georgia Commerce undertakes any obligation to update any forward-looking statement to reflect circumstances or events that occur after the date the forward-looking statements are made.

We urge you to sign the enclosed proxy and return it at once in the enclosed envelope.

EXECUTION COPY

Appendix A

AGREEMENT AND PLAN OF MERGER

Between

IBERIABANK CORPORATION

And

GEORGIA COMMERCE BANCSHARES, INC.

Dated as of December 7, 2014

A-i

(Continued)

A-ii

(Continued)

A-iii

INDEX OF DEFINED TERMS

Definition	Location
Action	3.9
Affiliate	8.3
Agreement	Preamble
Bank Subsidiary	1.1
BHC Act	8.3
Book-Entry Company Shares	2.2(b)
Business Day	8.3
Certificate	2.3(a)
Certificate of Merger	1.3(a)
Closing	1.2
Closing Date	1.2
Code	Recitals
Common Stock	2.2(a)
Company	Preamble
Company Acquisition Proposal	5.3(e)(i)
Company Adverse Recommendation Change	5.3(b)
Company Alternative Acquisition Agreement	5.3(b)
Company Board	Recitals
Company Bylaws	3.1(b)
Company Certificates	2.2(b)
Company Charter	3.1(b)
Company Common Stock	2.2(a)
Company Disclosure Letter	Article III
Company Equity Award Schedule	3.2(b)
Company Material Adverse Effect	8.3
Company Material Contract	3.15(a)
Company Minority Interest Business	3.3
Company Plans	3.11(a)
Company Preferred Stock	3.2(a)
Company Recommendation	3.4(b)
Company Registered IP	3.18(a)
Company Regulatory Agreement	3.10(c)
Company Shareholder Approval	3.4(a)
Company Shareholders Meeting	5.5(b)
Company Stock Option	2.7(b)
Company Stock Plan	2.7(b)
Company Superior Proposal	5.3(e)(ii)
Company Terminating Breach	7.1(c)(i)
Company Termination Fee	7.3(b)(ii)
Company Warrant	2.7(a)
Confidentiality Agreement	5.5(b)
Contract	8.3
control	8.3
Copyrights	8.3
Derivative Transaction	3.22(b)
Dissenting Company Shares	2.6
Domain Names	8.3
Effective Time	1.3(b)
Environmental Law	3.13(b)

A-iv

Definition	Location
ERISA	3.11(a)
Exchange Act	8.3
Exchange Agent	2.3(a)
Exchange Fund	2.2(a)
Exchange Ratio	2.1(b)
FDIC	8.3
Federal Reserve	8.3
FHLB	3.3
GAAP	3.6(b)
Georgia Certificate of Merger	1.3(a)(ii)
GBCC	1.3
Governmental Entity	8.3
Hazardous Substance	3.13(c)
Indemnified Parties	5.10(a)
Insurance Amount	5.9(c)
Intellectual Property	8.3
Intentional Breach	8.3
IRS	8.3
IRS Guidelines	5.17(b)
IT Assets	8.3
Knowledge	8.3
Law	8.3
Liens	3.3
Loans	3.25(a)
Louisiana Certificate of Merger	1.3(a)
Marks	8.3
Merger	1.1
Nasdaq	8.3
Non-Voting Common Stock	2.2(a)
Outside Date	7.1(b)(i)
Patents	8.3
PBGC	8.3
Permits	3.10
Permitted Liens	8.3
Person	8.3
Pool	3.25(f), 3.25(f)
Proxy Statement	3.5(b)
Purchaser	Preamble
Purchaser Bank	1.1
Purchaser Board	Recitals
Purchaser Bylaws	4.1(b)
Purchaser Charter	4.1(b)
Purchaser Common Stock	2.2(a)
Purchaser Disclosure Letter	Article IV
Purchaser Material Adverse Effect	8.3
Purchaser Material Contract	4.14(a)
Purchaser Plans	4.10(a)
Purchaser Preferred Stock	4.2(a)
Purchaser SEC Documents	4.5(a)
Purchaser Terminating Breach	7.1(d)(i)
Registration Statement	3.5(b)

A-v

Definition	Location
Representatives	8.3
Requisite Regulatory Approvals	5.6(b)
Sarbanes-Oxley Act	8.3
SEC	8.3
Securities Act	8.3
Share Issuance	Recitals
Significant Subsidiary	8.3
Subsidiary	8.3
Takeover Laws	3.19
Tax Returns	8.3
Taxes	8.3

A-vi

AGREEMENT AND PLAN OF MERGER

AGREEMENT AND PLAN OF MERGER (this “Agreement”), dated as of December 7, 2014, between IBERIABANK Corporation, a Louisiana corporation (“Purchaser”), and Georgia Commerce Bancshares, Inc., a Georgia corporation (“Company”).

RECITALS

WHEREAS, the Board of Directors of Purchaser (the “Purchaser Board”) has (i) approved this Agreement and approved the execution, delivery and performance by Purchaser of this Agreement and the consummation of the transactions contemplated hereby, including the Merger (as defined in Section 1.1), and (ii) has approved the issuance of shares of Purchaser Common Stock (as defined in Section 2.1) in connection with the Merger (the “Share Issuance”), subject to the terms and conditions in this Agreement;

WHEREAS, the Board of Directors of Company (the “Company Board”) has (i) approved this Agreement and declared this Agreement and the transactions contemplated hereby, including the Merger, advisable and in the best interests of Company and its shareholders, (ii) authorized and approved the execution, delivery and performance by Company of this Agreement and the consummation of the transactions contemplated hereby, including the Merger, and (iii) resolved and agreed to recommend approval of this Agreement by the shareholders of Company;

WHEREAS, each of the parties intends that, for federal income tax purposes, the Merger qualify as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended (the “Code”), and, by executing this Agreement, to adopt a plan of reorganization for purposes of Section 368(a) of the Code; and

WHEREAS, each of the parties hereto desires to make certain representations, warranties, covenants and agreements in connection with the Merger and the transactions contemplated by this Agreement and also to prescribe certain conditions to the Merger as specified herein.

AGREEMENT

NOW, THEREFORE, in consideration of the premises, and of the representations, warranties, covenants and agreements contained herein, and intending to be legally bound hereby, the parties hereby agree as follows:

ARTICLE I

THE MERGER

Section 1.1 The Merger (a) . Upon the terms and subject to the conditions set forth in this Agreement and in accordance with the Louisiana Business Corporation Law (“LBCL”), at the Effective Time (as hereinafter defined), Company shall be merged with and into Purchaser (the “Merger”). Following the Merger, the separate corporate existence of Company shall cease, and Purchaser shall continue as the surviving corporation after the Merger. Simultaneously with the execution and delivery of this Agreement, Georgia Commerce Bank, a Georgia-chartered nonmember bank (the “Bank Subsidiary”) will enter into an agreement with IBERIABANK, a Louisiana-chartered commercial bank (the “Purchaser Bank”), pursuant to which Bank Subsidiary will merge with and into Purchaser Bank (the “Bank Merger”) immediately after the Effective Time (as defined below) and as set forth in the Certificates of Merger (as defined below). Following the Bank Merger, the separate existence of the Bank Subsidiary shall cease, and Purchaser Bank shall continue as the surviving corporation after the Bank Merger. The parties intend that the Bank Merger will become effective immediately following the Effective Time or at such other time as Purchaser shall determine in its sole discretion.

Section 1.2 Closing.

(a) The closing of the Merger (the “Closing”) shall take place on a mutually agreed upon Business Day as soon as practicable after the date on which the last condition to Closing is satisfied. The Closing occur after the first day of the calendar month following the month subsequent to the month in which occurred the later of (i) receipt of all Requisite Regulatory Approvals of the Merger and the expiration of all required waiting periods, or (ii) shareholder approval of this Agreement at the Company Shareholders Meeting to be held pursuant to Section 5.4(b) of this Agreement, or such other date as the parties hereto may mutually agree. If all conditions in Article VI hereof are satisfied or waived by the party entitled to grant such waiver, at the Closing (i) the parties shall each provide to the others such proof of satisfaction of the conditions in Article VI as the party whose obligations are conditioned upon such satisfaction may reasonably request, (ii) the certificates, letters and opinions required by Article VI shall be delivered, (iii) the appropriate officers of the parties shall execute, deliver and acknowledge this Agreement, and (iv) the parties shall take such further action, including (without limitation) filing the Certificates of Merger (as defined below), as are required to consummate the transactions contemplated by this Agreement. The date on which the Closing occurs is referred to in this Agreement as the “Closing Date.”

(b) If on any date established for the Closing Date all conditions in Article VI hereof have not been satisfied or waived by each party entitled to grant such waiver, then either party, on one or more occasions, may declare a delay of the Closing of such duration, not exceeding ten (10) Business Days, as the declaring party shall select, but no such delay shall extend beyond the last date set forth in Section 7.1(b)(i), and no such delay shall interfere with the right of either party to declare a termination pursuant to Section 7.1(b)(i). The Closing shall take place telephonically, electronically or at the office of Purchaser set forth in Section 8.2.

Section 1.3 Effective Time. Upon the terms and subject to the provisions of this Agreement, as soon as practicable on the Closing Date, the parties shall cause the Merger to be consummated under the LBLC and the Georgia Business Corporation Code (“GBCC”) by taking the following actions:

(a) Company and Purchaser shall (i) file a certificate of merger with the Secretary of State of the State of Louisiana, executed in accordance with the relevant provisions of the LBCL (the “Louisiana Certificate of Merger”), and (ii) file a certificate of merger (the “Georgia Certificate of Merger”) with the Secretary of State of the State of Georgia, executed in accordance with the relevant provisions of the GBCC, and, as soon as practicable on or after the Closing Date, shall make any and all other filings or records required under the GBCC. The Louisiana Certificate of Merger and the Georgia Certificate of Merger are hereinafter collectively referred to as the “Certificates of Merger.”

(b) The Merger shall become effective at the date and time set forth in the Certificates of Merger filed with the Secretaries of State of the States of Louisiana and Georgia, or such later time as may be agreed in writing by Purchaser and Company and specified in the Certificate of Merger (the time the Merger becomes effective being the “Effective Time”).

Section 1.4 Effects of the Merger. The Merger shall have the effects set forth in this Agreement and in the relevant provisions of the LBCL. Without limiting the generality of the foregoing and subject thereto, at the Effective Time, all the property, rights, privileges, powers and franchises of Company shall vest in Purchaser, and all debts, liabilities and duties of Company shall become the debts, liabilities and duties of Purchaser.

Section 1.5 Articles of Incorporation; Bylaws.

(a) The articles of incorporation of Purchaser, as in effect immediately prior to the Effective Time, shall be the articles of incorporation of Purchaser following the Merger until thereafter amended in accordance with the provisions thereof and applicable Law.

(b) The bylaws of Purchaser, as in effect immediately prior to the Effective Time, shall be the bylaws of Purchaser following the Merger until thereafter amended in accordance with the provisions thereof and applicable Law.

Section 1.6 Directors. The directors of Purchaser immediately prior to the Effective Time shall be the directors of Purchaser following the Merger until the earlier of their resignation or removal or until their respective successors are duly elected and qualified.

Section 1.7 Officers. The officers of Purchaser immediately prior to the Effective Time shall be the officers following the Merger until the earlier of their resignation or removal or until their respective successors are duly elected or approved and qualified.

Section 1.8 Reservation of Right to Change Structure. Notwithstanding anything to the contrary contained in this Agreement, before the Effective Time, Purchaser and Company may agree at any time to change the method of effecting the business combination contemplated by this Agreement if and to the extent that they mutually deem such a change to be desirable; provided, that (A) any such change shall not affect the United States federal income tax consequences of the Merger to holders of Company Common Stock, and (B) no such change shall (i) alter or change the amount or kind of the consideration to be issued to holders of Company Common Stock pursuant to this Agreement or (ii) materially impede or delay consummation of the Merger. In the event Purchaser and Company elect to make such a change, the parties agree to execute appropriate documents to effect the change.

ARTICLE II

EFFECT ON THE CAPITAL STOCK OF CONSTITUENT

CORPORATIONS; EXCHANGE OF CERTIFICATES

Section 2.1 Purchaser Common Stock. Each share of common stock of Purchaser (the “Purchaser Common Stock”) issued and outstanding immediately prior to the Effective Time shall remain outstanding after, and shall be unaffected by, the Merger.

Section 2.2 Conversion of Company Common Stock. At the Effective Time, by virtue of the Merger and without any action on the part of Company, Purchaser or the holders of any shares of capital stock of Company or Purchaser:

(a) Each share of Company Common Stock, par value $1.00 per share (“Common Stock”), and Non-Voting Common Stock, par value $1.00 per share (the “Non-Voting Common Stock”, and, collectively, the “Company Common Stock”), issued and outstanding immediately prior to the Effective Time (other than (i) any Dissenting Company Shares (as hereinafter defined)) shall thereupon be converted automatically into and shall thereafter represent the right to receive, subject to the other provisions of this Article II, 0.6134 of a share (the “Exchange Ratio”) of common stock, par value $1.00 per share, of Purchaser (the “Purchaser Common Stock”), and subject to payment of cash in lieu of fractional shares of Purchaser Common Stock as provided in Section 2.4.

(b) As used in this Agreement, the term “Measurement Price” means the arithmetic mean of the daily volume weighted average trading prices of Purchaser Common Stock on the NASDAQ Global Select Market (as calculated by Bloomberg Screen AQR using reported trading prices between the hours of 9:30 AM Eastern Time and 4:00 PM Eastern Time) on each of the twenty (20) trading days ending one (1) Business Day immediately prior to the day of the Effective Time. The Exchange Ratio is subject to possible further adjustment as set forth below:

(i) if the Measurement Price is greater than $71.73 per share, then the Exchange Ratio shall be adjusted to equal the quotient (rounded to the nearest thousandth of a share) obtained by dividing $44.00 by the Measurement Price; or

(ii) if the Measurement Price is less than $58.69 per share, then the Exchange Ratio shall be adjusted to equal the quotient (rounded to the nearest thousandth of a share) obtained by dividing $36.00 by the Measurement Price.

(c) Each share of Company Common Stock owned or held by Company or Purchaser or any of their respective wholly owned Subsidiaries at the Effective Time (other than shares held in trust accounts or otherwise held in a bona fide fiduciary or agency capacity that are beneficially owned by third parties not affiliated with Company or Purchaser and shares held, directly or indirectly, by Company or Purchaser or any of their respective Subsidiaries and acquired upon exercise of rights in respect of debt arrangements previously made in good faith and in effect prior to the date hereof) shall automatically be canceled and retired and shall cease to exist, and no consideration shall be delivered in exchange therefor.

(d) If at any time during the period between the date of this Agreement and the Effective Time, any change in the outstanding shares of capital stock of Purchaser shall occur (or for which the relevant record date will occur) as a result of any reclassification, recapitalization, stock split (including a reverse stock split) or subdivision or combination, exchange or readjustment of shares, or any stock dividend or stock distribution with a record date during such period, the Exchange Ratio shall be equitably and proportionately adjusted, if necessary and without duplication, to reflect such change; provided, that nothing in this Section 2.2(d) shall be construed to permit Company or Purchaser to take any action with respect to their respective securities that is prohibited by the terms of this Agreement.

Section 2.3 Exchange and Payment for Company Common Stock.

(a) At or promptly after the Effective Time, Purchaser shall deposit (or cause to be deposited) with an exchange agent designated by Purchaser and reasonably acceptable to Company (the “Exchange Agent”) evidence of shares in book-entry form (or stock certificates (a “Certificate”) at Purchaser’s option) representing the aggregate number of shares of Purchaser Common Stock into which shares of Company Common Stock have been converted in accordance with Section 2.2, plus cash in lieu of fractional shares in accordance with Section 2.4. In addition, Purchaser shall deposit with the Exchange Agent, as necessary from time to time at or after the Effective Time, any dividends or other distributions payable pursuant to Section 2.5. All shares of Purchaser Common Stock and dividends and distributions deposited with the Exchange Agent pursuant to this Section 2.3(a) shall hereinafter be referred to as the “Exchange Fund”. The Exchange Fund shall not be used for any purpose other than to fund payments due pursuant to Sections 2.2, 2.4 or 2.5, except as provided in this Agreement.

(b) As soon as reasonably practicable after the Effective Time (and in any event within five (5) Business Days thereafter), Purchaser shall cause the Exchange Agent to mail or deliver to each holder of record of (i) an outstanding Certificate or outstanding Certificates that immediately prior to the Effective Time represented outstanding shares of Company Common Stock (“Company Certificates”) or (ii) uncertificated shares of Company Common Stock represented by book-entry (“Book-Entry Company Shares”) which, in each case, were converted into the right to receive the Purchaser Common Stock with respect thereto pursuant to Section 2.2, (A) a letter of transmittal in customary form (which shall specify that delivery shall be effected, and risk of loss and title to the Company Certificates or Book-Entry Company Shares held by such Person shall pass, only upon proper delivery of the Company Certificates to the Exchange Agent or, in the case of Book-Entry Company Shares, upon adherence to the procedures set forth in the letter of transmittal, and shall contain such other provisions as Purchaser or the Exchange Agent may reasonably specify) and (B) instructions for use in effecting the surrender of Company Certificates or Book-Entry Company Shares in exchange for the Purchaser Common Stock payable with respect thereto pursuant to Section 2.2. Upon surrender of a Company Certificate or Book-Entry Company Share to the Exchange Agent, together with such letter of transmittal, duly completed and validly executed in accordance with the instructions thereto, and such other documents as the Exchange Agent may reasonably require, the holder of such Company Certificate or Book-Entry Company Share shall be entitled to receive in exchange therefor the Purchaser Common Stock for each share of Company Common Stock formerly represented by such Company Certificate or Book-Entry Company Share (subject to deduction for any required withholding Tax), and such Company Certificate or Book-Entry Company Share shall forthwith be canceled. No interest shall be paid or shall accrue on any Purchaser Common Stock payable upon surrender of any Company Certificate or Book-Entry Company Share. In the event that any Purchaser Common Stock is to be paid to a Person other than the Person in whose name any Company Certificate is registered, it shall be a condition of payment that the Company Certificate so surrendered shall be properly endorsed (or accompanied by an appropriate instrument of transfer) and otherwise in proper form for transfer, that the signatures on such Company Certificate or any related stock power shall be properly guaranteed and that the Person requesting such payment shall pay any transfer or other Taxes required by reason of such payment to a Person other than the registered holder of such Company Certificate or establish to the satisfaction of Purchaser and the Exchange Agent that such Taxes have been paid or are not applicable. Until surrendered as contemplated by this Section 2.3, each Company Certificate or Book-Entry Company Share shall be deemed at any time after the Effective Time to represent only the right to receive, upon such surrender or transfer, the Purchaser Common Stock, plus cash in lieu of fractional shares in accordance with Section 2.4, payable in respect of shares of Company Common Stock theretofore represented by such Company Certificate or Book-Entry Company Shares, as applicable, pursuant to Section 2.2, without any interest thereon.

(c) All shares of Purchaser Common Stock issued, including any cash paid in lieu of fractional shares, upon the surrender for exchange of Company Certificates or Book-Entry Company Shares in accordance with the terms of this Article II shall be deemed to have been paid in full satisfaction of all rights pertaining to the shares of Company Common Stock formerly represented by such Company Certificates or Book-Entry Company Shares. At the Effective Time, there shall be no further registration of transfers on the stock transfer books of Purchaser of the shares of Company Common Stock that were outstanding immediately prior to the Effective Time. If, after the Effective Time, Company Certificates are presented to Purchaser or the Exchange Agent for transfer or transfer is sought for Book-Entry Company Shares, such Company Certificates or Book-Entry Company Shares shall be canceled and exchanged as provided in this Article II, subject to applicable Law in the case of Dissenting Company Shares. To the extent permitted by Law, the former Company shareholders shall be entitled to vote after the Effective Time at any meeting of Purchaser shareholders the number of whole shares of Purchaser Common Stock into which their respective shares of Company Common Stock are converted, regardless of whether such holders have exchanged their Company Certificates for certificates representing Purchaser Common Stock in accordance with the provisions of this Section 2.2, but beginning 60 days after the Effective Time no such holder shall be entitled to vote on any matter until such holder surrenders such Company Certificate or Book-Entry Company Shares for exchange as provided in this Section 2.3.

(d) The Exchange Agent shall invest any cash included in the Exchange Fund as directed by Purchaser; provided, that no such investment or losses thereon shall affect the Purchaser Common Stock or any cash in lieu of fractional shares payable to holders of Company Certificates or Book-Entry Company Shares entitled to receive such consideration, and Purchaser shall promptly provide additional funds to the Exchange Agent for the benefit of holders of Company Certificates and Book-Entry Company Shares in the amount of any such losses to the extent necessary for payment of the Purchaser Common Stock. Any interest or other income resulting from such investments shall be paid to Purchaser or as directed by Purchaser.

(e) Any portion of the Exchange Fund (and any income earned thereon) that remains unclaimed by the holders of Company Certificates or Book-Entry Company Shares for nine (9) months after the Effective Time shall, to the extent permitted by applicable Law, be paid to Purchaser or as directed by Purchaser, and any holders of Company Certificates or Book-Entry Company Shares who have not theretofore complied with this Article II shall thereafter look only to Purchaser (subject to abandoned property, escheat or other similar Laws) for payment of the Purchaser Common Stock with respect to shares of Company Common Stock formerly represented by such Company Certificate or Book-Entry Company Share, in each case without interest thereon.

(f) None of Purchaser, Company, or the Exchange Agent or any other Person shall be liable to any Person in respect of shares of Purchaser Common Stock, any dividends or distributions with respect thereto, or any cash in lieu of fractional shares, in each case properly delivered to a public official pursuant to any applicable abandoned property, escheat or similar Law.

(g) If any Company Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit, in form and substance reasonably acceptable to Purchaser, of that fact by the Person claiming such Company Certificate to be lost, stolen or destroyed and, if required by Purchaser or the Exchange Agent, the posting by such Person of a bond in such amount as Purchaser or the Exchange Agent may determine is reasonably necessary as indemnity against any claim that may be made against it or Purchaser with respect to such Company Certificate, the Exchange Agent will deliver in exchange for such lost, stolen or destroyed Company Certificate the Purchaser Common Stock payable in respect thereof pursuant to this Agreement.

(h) Each of Purchaser and the Exchange Agent shall be entitled to deduct and withhold from the consideration otherwise payable to any holder of shares of Company Common Stock or otherwise pursuant to this Agreement such amounts as Purchaser or the Exchange Agent are required to deduct and withhold with respect to the making of such payment under the Code, or any provision of state, local or foreign Tax Law. Any amounts that are so deducted and withheld shall be paid over to the appropriate taxing authority by Purchaser or the Exchange Agent and shall be treated for all purposes of this Agreement as having been paid to the Person in respect of which such deduction and withholding was made. Notwithstanding the foregoing, (i) each holder that is to receive a distribution pursuant to this Agreement will have the sole and exclusive responsibility for the satisfaction and payment of any such withholding Tax obligations imposed on Purchaser by any Governmental Entity on account of such distribution and (ii) no distribution will be made to or on behalf of such holder pursuant to this Agreement unless and until such holder has made arrangements satisfactory to the Purchaser and the Exchange Agent for the payment and satisfaction of such withholding Tax obligations.

Section 2.4 Fractional Shares. Notwithstanding any other provision of this Article II, no fractional shares of Purchaser Common Stock will be issued pursuant to the Merger. Instead, Purchaser will pay or cause to be paid to the holder of any shares of Company Common Stock that would, for a fractional share of Purchaser Common Stock resulting from the ten thousandth decimal place of the Exchange Ratio pursuant to Section 2.2(b), otherwise be entitled to receive fractional shares of Purchaser Common Stock an amount in cash, rounded to the nearest cent and without interest, equal to the product of (x) the fraction of a share to which such holder would otherwise have been entitled (after taking into account all shares of Company Common Stock owned by such holder at the Effective Time to be converted into Purchaser Common Stock) and (y) the Measurement Price.

Section 2.5 Distributions With Respect to Unexchanged Shares. No dividends or other distributions with respect to shares of Purchaser Common Stock issuable with respect to shares of Company Common Stock with a record date on or after the Effective Time shall be paid to the holder of any unsurrendered Company Certificates or Book-Entry Company Shares until those Company Certificates or Book-Entry Company Shares are surrendered as provided in this Article II. Upon surrender, there shall be issued and/or paid to the holder of the shares of Purchaser Common Stock issued in exchange therefor, without interest, (A) at the time of surrender, the dividends or other distributions payable with respect to those shares of Purchaser Common Stock with a record date on or after the Effective Time and a payment date on or prior to the date of this surrender and not previously paid and (B) at the appropriate payment date, the dividends or other distributions payable with respect to those shares of Purchaser Common Stock with a record date on or after the Effective Time but with a payment date subsequent to surrender.

Section 2.6 Dissenting Shares. Notwithstanding anything in this Agreement to the contrary, shares of Company Common Stock issued and outstanding immediately prior to the Effective Time that are held by any holder who is entitled to demand and properly demands appraisal of such shares of Company Common Stock pursuant to Article 13 of the GBCC (“Dissenting Company Shares”) shall not be converted into the right to receive the Purchaser Common Stock, unless and until such holder shall have failed to perfect, or shall have effectively withdrawn or lost, such holder’s right to appraisal under the GBCC. If any such holder fails to perfect or withdraws or loses any such right to appraisal, each such share of Company Common Stock of such holder shall thereupon be converted into and become exchangeable only for the right to receive, as of the later of the Effective Time and the time that such right to appraisal has been irrevocably lost, withdrawn or expired, the Purchaser Common Stock in accordance with Section 2.2, plus cash in lieu of fractional shares in accordance with Section 2.4. Company shall serve prompt notice to Purchaser of any demands for appraisal of any shares of Company Common Stock, attempted withdrawals of such notices or demands and any other instruments received by Company relating to rights to appraisal, and Purchaser shall have the right to participate in and direct all negotiations and proceedings with respect to such demands. Company shall not, without the prior written consent of Purchaser, make any payment with respect to, settle or offer to settle, or approve any withdrawal of any such demands. In the event that after the Effective Time a dissenting shareholder of Company fails to perfect, or effectively withdraws or loses, such holder’s right to appraisal and of payment for such holder’s shares, Purchaser shall issue and deliver Purchaser Common Stock plus cash in lieu of fractional shares in accordance with Section 2.4 to which such holder of shares of Company Common Stock is entitled under Section 2.3 of this Agreement upon surrender by such holder of the Certificate(s) representing shares of Company Common Stock held by such holder.

Section 2.7 Treatment of Company Warrants, Stock Options and Other Equity-Based Awards of Company .

(a) The At the Effective Time, each warrant to purchase shares of Company Common Stock granted by Company, whether vested or unvested, that is outstanding immediately prior to the Effective Time (each a “Company Warrant”) shall cease to represent a right to acquire shares of Company Common Stock and shall be converted automatically into a cash payment by Company (subject to required tax withholdings) in an amount equal to (a) the difference between (i) the product of the Exchange Ratio (as may be adjusted) and the Measurement Price, and (ii) the exercise price per share of the warrant (the “Warrant Payment”). Prior to the receipt of the Warrant Payment and at the Effective Time, each holder of a Company Warrant shall execute a cancellation agreement, in a form reasonably acceptable to Purchaser and Company. Immediately prior to the Effective Time, Company shall deliver the Warrant Payment to the holders of Company Warrants. The Aggregate Warrant Payment equals the sum of all Warrant Payments due to holders of Company Warrants.

(b) At the Effective Time, each option to purchase shares of Company Common Stock granted under the Georgia Commerce Bancshares, Inc. 2011 Stock Incentive Plan, the 2003 Stock Option Plan of Georgia Commerce Bancshares, Inc. or granted under the Amended and Restated 2007 Stock Option Plan of Brookhaven Bank, the latter of which was assumed by Company (the “Company Stock Plan”), whether vested or unvested, that is outstanding immediately prior to the Effective Time (each a “Company Stock Option”) shall cease to represent a right to acquire shares of Company Common Stock and shall be converted automatically into a cash payment by Company (subject to required tax withholdings) in an amount equal to the difference between (i) the product of the Exchange Ratio (as may be adjusted) and the Measurement Price, and (ii) the exercise price per share (the “Option Payment”). Prior to the receipt of the Option Payment and at the Effective Time, each holder of a Company Stock Option shall execute a cancellation agreement, in a form reasonably acceptable to Purchaser and Company. Immediately prior to the Effective Time, Company shall deliver the Option Payment to the holders of Company Stock Options. The Aggregate Option Payment equals the sum of all Option Payments to holders of Company Stock Options.

(c) Prior to the Effective Time, the Company Board (or, if appropriate, any committee authorized by the Company Board to administer Company Equity Plans) shall adopt such resolutions or take such other actions as may be required to effect the transactions described in this Section 2.7, including accrual of an amount in cash sufficient to effect the necessary cash payment.

(d) Prior to the Effective Time, Company shall deliver all required notices (which notices shall have been approved by Purchaser, in its reasonable discretion) to each holder of a Company Warrants or Company Stock Options setting forth each holder’s or participant’s rights pursuant to the Company Stock Plan and stating that such Company Warrant or Company Stock Options shall be treated in the manner set forth in this Section 2.7.

ARTICLE III

REPRESENTATIONS AND WARRANTIES OF COMPANY

Except as disclosed in the disclosure letter delivered by Company to Purchaser prior to the execution of this Agreement (the “Company Disclosure Letter”) (which sets forth, among other things, items the disclosure of which is necessary or appropriate either in response to an express disclosure requirement contained in a provision hereof or as an exception to one or more representations or warranties contained in this Article III, or to one or more of Company’s covenants contained herein, provided, that disclosure in any section of the Company Disclosure Letter shall apply only to the indicated Section of this Agreement except to the extent that it is reasonably apparent on the face of such disclosure that such disclosure is relevant to another Section of this Agreement, provided, further, that notwithstanding anything in this Agreement to the contrary, the mere inclusion of an item in the Company Disclosure Letter as an exception to a representation or warranty shall not be deemed an admission that such item represents a material exception or material fact, event or circumstance or that such item has had or would have a Company Material Adverse Effect), Company represents and warrants to Purchaser as follows:

Section 3.1 Organization, Standing and Power.

(a) Each of Company and its Subsidiaries (i) is an entity duly organized, validly existing and in good standing (with respect to jurisdictions that recognize such concept) under the Laws of the jurisdiction of its organization, (ii) has all requisite corporate or similar power and authority to own, lease and operate its properties and to carry on its business as now being conducted and (iii) is duly qualified or licensed to do business and is in good standing (with respect to jurisdictions that recognize such concept) in each jurisdiction in which the nature of its business or the ownership, leasing or operation of its properties or assets makes such qualification or licensing necessary.

(b) Company has previously made available to Purchaser true and complete copies of Company’s articles of incorporation (the “Company Charter”) and bylaws (the “Company Bylaws”) and the articles or certificate of incorporation and bylaws (or comparable organizational documents) of each of its Significant Subsidiaries, in each case as amended to the date of this Agreement, and each as so made available is in full force and effect. Neither the Company nor any of its Significant Subsidiaries is in violation of any provision of the Company Charter or Company Bylaws or such articles or certificate of incorporation and bylaws (or comparable organizational documents) of such Significant Subsidiary, as applicable.

Section 3.2 Capital Stock.

(a) The authorized capital stock of Company consists of 25,000,000 shares of Common Stock, $1.00 par value, and 3,000,000 shares of Non-Voting Common Stock, $1.00 par value, 1,000,000 shares of preferred stock, no par value specified (the “Company Preferred Stock”). As of the close of business on December 5, 2014, (i) 4,450,186 shares of Common Stock (excluding treasury shares) were issued and outstanding, including 86,759 shares due to former holders of Brookhaven Bank common stock who have not yet surrendered their share certificates (ii) no shares of Common Stock were held by Company in its treasury, (iii) 122,432 shares of Common Stock were reserved for issuance pursuant to Company Warrants, and (iv) 262,189 shares of Company Common Stock were reserved for issuance pursuant to the Company Stock Plan (all of which were subject to outstanding Company Stock Options). As of the close of business on December 5, 2014, there are 155,000 shares of Non-voting Common Stock outstanding. As of the close of business on December 5, 2014, there is no preferred stock outstanding. All the outstanding shares of capital stock of Company are, and all shares reserved for issuance as noted in clause (iii) above will be, when issued in accordance with the terms thereof, duly authorized, validly issued, fully paid and nonassessable and not subject to any preemptive or similar antidilution rights. No shares of capital stock of Company are owned by any Subsidiary of Company. Neither Company nor any of its Subsidiaries has outstanding any bonds, debentures, notes or other obligations having the right to vote (or convertible into, or exchangeable or exercisable for, securities having the right to vote) with the shareholders of Company or such Subsidiary on any matter.

(b) As of the date of this Agreement and as set forth above in Section 3.2(a), except for (i) this Agreement, (ii) the Company Stock Options and Company Warrants set forth in Section 3.2(b) of the Company Disclosure Letter, and (iii) the shares of capital stock or other voting securities or equity interests of each Subsidiary that are owned, directly or indirectly, by Company, there are no outstanding (A) shares of capital stock or other voting securities or equity interests of Company, (B) securities of Company or any of its Subsidiaries convertible into or exchangeable or exercisable for shares of capital stock or other voting securities or equity interests of Company or any of its Subsidiaries, (C) stock appreciation rights, “phantom” stock rights, performance units, interests in or rights to the ownership or earnings of Company or any of its Subsidiaries or other equity equivalent or equity-based award or right, (D) subscriptions, options, warrants, calls, commitments, Contracts or other rights to acquire from Company or any of its Subsidiaries, or obligations of Company or any of its Subsidiaries to issue, register, transfer, or sell any shares of capital stock of Company or any of its Subsidiaries, voting securities, equity interests or securities convertible into or exchangeable or exercisable for capital stock or other voting securities or equity interests of Company or any of its Subsidiaries or rights or interests described in clause (C) or (D) obligations of Company or any of its Subsidiaries to repurchase, redeem or otherwise acquire any such securities or to issue, grant, deliver, register, transfer or sell, or cause to be issued, granted, delivered, registered, transferred or sold, any such securities. Except for this Agreement and as set forth on Section 3.2(b) of the Company Disclosure Letter, neither the Company nor any of its Subsidiaries has any trust capital securities or other similar securities outstanding, there are no shareholder agreements, voting trusts or other agreements or understandings to which Company or any of its Subsidiaries is a party or on file with Company with respect to the holding, voting, registration, redemption, repurchase or disposition of, or that restricts the transfer of, any capital stock or other equity interest of Company or any of its Subsidiaries.

(c) Section 3.2(c) of the Company Disclosure Letter sets forth a true and complete list, as of December 7, 2014, of all holders of outstanding Company Stock Options, indicating, with respect to each Company Stock Option then outstanding, the type of award granted, the number of shares of Company Common Stock subject to such Company Stock Option, the name of the plan under which such Company Stock Option was granted, the date of grant, exercise price, vesting schedule and expiration thereof, and identification of any such holders that are not current or former employees, directors or officers of Company (the “Company Equity Award Schedule”). Each Company Stock Option intended to qualify as an “incentive stock option” under Section 422 of the Code so qualifies. The exercise price of each Company Stock Option is no less than the fair market value of a share of Company Common Stock as determined on the date of grant of such Company Stock Option and within the meaning of Section 409A of the Code and associated Treasury Department guidance. Company has made available to Purchaser true and complete copies of all Company Equity Plans and the forms of all award agreements evidencing outstanding Company Stock Options.

(d) Except for this Agreement, neither the Company nor any of its Subsidiaries is a party to any agreement pursuant to which any Person is entitled to elect, designate or nominate any director of it or its Subsidiaries.

Section 3.3 Subsidiaries. Section 3.3 of the Company Disclosure Letter sets forth a true and complete list, as of the date hereof, of (a) each Subsidiary of Company and the Bank Subsidiary, including its jurisdiction of incorporation or formation, and (b) each other Person that is not a Subsidiary but in which Company holds, directly or indirectly, a 5% or greater equity interest (each, a “Company Minority Interest Business”), and the percentage of Company’s equity interest in such Company Minority Interest Business relative to all outstanding equity interests (on a fully diluted basis). All the outstanding shares of capital stock or other voting securities or equity interests of each Subsidiary of Company have been duly authorized and validly issued, are fully paid and nonassessable and are not subject to any preemptive or similar rights. All of the shares of capital stock or other equity or voting interests of each Subsidiary and each Company Minority Interest Business that are owned, directly or indirectly, by Company or a Subsidiary thereof are free and clear of all pledges, claims, liens, charges, options, rights of first refusal, encumbrances and security interests of any kind or nature whatsoever (including any limitation on voting, sale, transfer or other disposition or exercise of any other attribute of ownership) (collectively, “Liens”) other than restrictions on transfer under applicable securities Laws. Except for (x) the capital stock of, or other equity or voting interests in, its Subsidiaries and (y) its interests in the Company Minority Interest Businesses, Company does not own, directly or indirectly, any 5% or greater equity, membership interest, partnership interest, joint venture interest in any Person, or any interest convertible into, exercisable or exchangeable for, any of the foregoing. In the case of the Company, except for its ownership of the Bank Subsidiary, it does not own, beneficially or of record, either directly or indirectly, any stock or equity interest in any depository institution (as defined in 12 U.S.C. Section 1813(c)(1)). The deposits of the Bank Subsidiary are insured by the Federal Deposit Insurance Corporation to the fullest extent permitted by law, and all insurance premiums and assessments required to be paid in connection therewith have been paid when due. No proceedings for the revocation or termination of such deposit insurance are pending or, to the Knowledge of the Company, threatened. The Bank Subsidiary is a member in good standing of the Federal Home Loan Bank (“FHLB”) of Atlanta.

Section 3.4 Authority.

(a) Company has all necessary corporate power and authority to execute, deliver and perform its obligations under this Agreement and, subject to obtaining the Requisite Regulatory Approval and Company Shareholder Approval (as hereinafter defined), to consummate, and cause its Bank Subsidiary to consummate, the transactions contemplated hereby. The execution, delivery and performance of this Agreement by Company and the consummation by Company of the transactions contemplated hereby have been duly and validly approved by all necessary corporate action on the part of Company and no other corporate proceedings on the part of Company are necessary to approve this Agreement or to consummate the transactions contemplated hereby, subject in the case of the consummation of the Merger and assuming the accuracy, as of the record date for the determination of Company shareholders entitled to vote at the Company Shareholder Meeting, of Purchaser’s representation and warranty contained in the second sentence of Section 4.18, to the adoption and approval of this Agreement by the holders of at least a majority of the shares of Company Common Stock, outstanding and entitled to vote at the Company Shareholder Meeting (such approval of the Merger, hereinafter referred to as the “Company Shareholder Approval”), and to the filing of the Certificates of Merger with the Louisiana and Georgia Secretaries of State as required by the LBCL and the GBCC. This Agreement has been duly executed and delivered by Company and, assuming the due authorization, execution and delivery by each other party hereto, constitutes a valid and binding obligation of Company, enforceable against Company in accordance with its terms (except to the extent that enforceability may be limited by applicable bankruptcy, insolvency, moratorium, reorganization, fraudulent transfer or similar Laws affecting the enforcement of creditors’ rights generally or by general principles of equity).

(b) The Company Board, at a meeting duly called and held, duly adopted resolutions (i) determining that the terms of this Agreement, the Merger and the other transactions contemplated hereby are fair to and in the best interests of Company and its shareholders, (ii) approving and declaring advisable this Agreement and the transactions contemplated hereby, including the Merger, (iii) directing that this Agreement be submitted to the shareholders of Company at the Company Shareholder Meeting for adoption and approval and (iv) recommending that Company’s shareholders vote in favor of the adoption and approval of this Agreement and the transactions contemplated hereby, including the Merger (the “Company Recommendation”), which resolutions have not been subsequently rescinded, modified or withdrawn in any way, except as may be permitted by Section 5.3.

(c) Assuming the accuracy, as of the record date for the determination of Company shareholders entitled to vote at the Company Shareholder Meeting, of Purchaser’s representation and warranty contained in the second sentence of Section 4.18, the Company Shareholder Approval is the only vote of the holders of any class or series of Company’s Capital Stock or other securities required in connection with the consummation of the Merger.

Section 3.5 No Conflict; Consents and Approvals.

(a) The execution, delivery and performance of this Agreement by Company do not, and the consummation of the Merger and the other transactions contemplated hereby and compliance by Company with the provisions hereof do not, and will not, conflict with, or result in any violation or breach of, or default (with or without notice or lapse of time, or both) under, or give rise to a right of, or result in, termination, cancellation, modification or acceleration of any obligation or remedy or to the loss of a material benefit under, or result in the creation of any Lien (other than a Permitted Lien) in or upon any of the properties, assets or rights of Company or any of its Subsidiaries under, any provision of (i) the Company Charter or Company Bylaws, or the articles or certificate of incorporation or bylaws (or similar organizational documents) of any Subsidiary of Company, (ii) except as set forth in Section 3.5(a) of Company Disclosure Letter, any Company Material Contract to which Company or any of its Subsidiaries is a party or by which Company or any of its Subsidiaries or any of their respective properties or assets may be bound as of the date hereof or (iii) subject to the governmental filings and other matters referred to in Section 3.5(b), any Law or any rule or regulation of any self-regulatory authority applicable to Company or any of its Subsidiaries or by which Company or any of its Subsidiaries or any of their respective properties or assets may be bound, except, in the case of clauses (ii) and (iii), as individually or in the aggregate would not have a Company Material Adverse Effect.

(b) No consents, approvals, orders or authorizations of, or registrations, declarations or filings with or notices to, any Governmental Entities or any third party are required to be made or obtained by Company or any of its Subsidiaries in connection with the execution, delivery or performance by Company of this Agreement or to consummate the Merger or the other transactions contemplated hereby, except for (A) filings of applications and notices with, receipt of approvals or no objections from, and the expiration of related waiting periods required by, federal and state banking authorities, including applications and notices under the BHC Act and consent of the FDIC to the assumption and assignment to Purchaser and Purchaser Bank of the FDIC Agreements (as defined herein), (B) filings of applications and notices with, and receipt of approvals or non-objections from, the state securities authorities, applicable securities exchanges and self-regulatory organizations, (C) filing of (i) a registration statement on Form S-4 prepared in connection with the issuance of Purchaser Common Stock in the Merger and related transactions (as amended or supplemented from time to time, the “Registration Statement”) pursuant to the Securities Act and declaration by the SEC of the effectiveness of the Registration Statement under the Securities Act, (ii) a proxy statement relating to the approval of this Agreement by Company’s shareholders (the “Proxy Statement”) pursuant to the Exchange Act, and (iii) such other filings and reports as required pursuant to the applicable requirements of the Securities Act or the Exchange Act, (D) the filing of the Certificate of Merger, (E) filings with Nasdaq of a notification of the listing on Nasdaq of the shares of Purchaser Common Stock to be issued in the Merger and related transactions, (F) filings of applications or notices with state insurance authorities or with the United States Department of Justice, and (G) such other filings with third parties who are not Governmental Entities the failure of which to be obtained or made, individually or in the aggregate, would not have a Company Material Adverse Effect. As of the date hereof, Company knows of no reason why all regulatory approvals from any Governmental Entities required for the consummation of the transactions contemplated by this Agreement and listed in items (A) through (G) of this Section 3.5(b) should not be obtained on a timely basis.

(c) All consents, approvals, orders or authorizations of any third party other than a Governmental Entity required to be made or obtained by Company or any of its Subsidiaries to assign or transfer all real estate leases and any Company Material Contracts shall have been obtained by Company or a Subsidiary prior to the Effective Time.

Section 3.6 Financial Statements; Reports.

(a) The financial statements (including the related notes thereto) comply as to form in all material respects with applicable accounting requirements and, have been prepared in accordance with generally accepted accounting principles (“GAAP”) applied on a consistent basis during the periods involved (except as may be expressly indicated in the notes thereto) and fairly present in all material respects the consolidated financial position of Company and its Subsidiaries as of the dates thereof and their respective consolidated results of operations, changes in shareholders’ equity and changes in cash flows for the periods then ended (subject, in the case of unaudited statements, to normal and recurring year-end audit adjustments that were not, or are not expected to be, material in amount), all in accordance with GAAP.

(b) Neither Company nor any of its Subsidiaries has, and since December 31, 2013, neither Company nor any of its Subsidiaries has incurred (except, in each case, as permitted by Section 5.1), any liabilities or obligations, whether accrued, absolute, contingent or otherwise, known or unknown, whether due or to become due, except (i) those liabilities fully accrued or reserved against in the unaudited consolidated balance sheet of Company and its Subsidiaries as of September 30, 2014, (ii) for liabilities and obligations incurred in the ordinary course of business consistent with past practice since September 30, 2014, (iii) for liabilities and obligations that are not material to Company and its Subsidiaries, taken as a whole, and (iv) for any liabilities incurred with respect to the transactions contemplated by this Agreement. Section 3.6(b) of Company Disclosure Letter sets forth any Company liability other than deposits or repurchase agreements in excess of $100,000 as of November 30, 2014.

(c) The books and records of Company and its Subsidiaries have been, and are being, maintained in all material respects in accordance with GAAP and any other applicable legal and accounting requirements and reflect only actual transactions.

(d) The records, systems, controls, data and information of Company and its Subsidiaries are recorded, stored, maintained and operated under means (including any electronic, mechanical or photographic process, whether computerized or not) that are under the exclusive ownership and direct control of Company or its Subsidiaries or accountants (including all means of access thereto and therefrom), except for any non-exclusive ownership and non-direct control that would not reasonably be expected to have a material adverse effect on the system of internal accounting controls described in the following sentence. Company and its Subsidiaries have implemented and maintain a system of internal accounting controls effective to provide reasonable assurances regarding the reliability of financial reporting and the preparation of financial statements in accordance with GAAP. Company has implemented and maintains disclosure controls and procedures effective to ensure that material information relating to Company, including its consolidated Subsidiaries, is made known to the Chief Executive Officer and the Chief Financial Officer of Company by others within those entities to allow timely decisions regarding required disclosure (ii) has disclosed, based on its most recent evaluation prior to the date of this Agreement, to Company’s outside auditors and the audit committee of the Company Board (A) any significant deficiencies and material weaknesses in the design or operation of internal controls over financial reporting that would be reasonably likely to adversely affect Company’s ability to accurately record, process, summarize and report financial information and (B) any fraud, whether or not material, that involves management or other employees who have a significant role in Company’s internal controls over financial reporting.

(e) Company and each of its Subsidiaries have timely filed all reports, forms, schedules, registrations, statements and other documents, together with any amendments required to be made with respect thereto, that they were required to file since December 31, 2012 with any Governmental Entity and have paid all fees and assessments due and payable in connection therewith. There is no material unresolved violation or exception by any Governmental Entity with respect to any report, form, schedule, registration, statement or other document filed by, or relating to any examinations by any such Governmental Entity of, Company or any of its Subsidiaries.

(f) Except as set forth on Section 3.6(f) of Company Disclosure Letter, since December 31, 2012, (A) neither Company nor any of its Subsidiaries nor, to the Knowledge of Company, any director, officer, employee, auditor, accountant or representative of it or any of its Subsidiaries has received or otherwise had or obtained knowledge of any material complaint, allegation, assertion or claim, whether written or oral, regarding the accounting or auditing practices, procedures, methodologies or methods of Company or any of its Subsidiaries or their respective internal accounting controls, including any material complaint, allegation, assertion or claim that Company or any of its Subsidiaries has engaged in questionable accounting or auditing practices, and (B) no attorney representing Company or any of its Subsidiaries, whether or not employed by Company or any of its Subsidiaries, has reported evidence of a material violation of securities laws, breach of fiduciary duty or similar violation by Company or any of its officers, directors, employees or agents to the Company Board or any committee thereof or to any of Company’s directors or officers.

Section 3.7 Certain Information. None of the information supplied or to be supplied by Company or any of its Subsidiaries for inclusion or incorporation by reference in (a) the Registration Statement will, at the time it is filed with the SEC, at any time it is amended or supplemented and at the time it or any amendment or supplement thereto becomes effective under the Securities Act, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein not misleading, or (b) the Proxy Statement will, at the time it is first mailed to Company’s shareholders, at the time of any amendments or supplements thereto and at the time of the Company Shareholders Meeting contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they are made, not misleading; provided, that no representation or warranty is made by Company with respect to information supplied in writing by Purchaser or any of its Subsidiaries specifically for inclusion therein. The portions of the Proxy Statement and the Registration Statement relating to Company and its Subsidiaries and other portions within the reasonable control of Company will comply as to form in all material respects with the requirements of the Exchange Act and the Securities Act, respectively.

Section 3.8 Absence of Certain Changes or Events. Since December 31, 2012 and except as set forth on Section 3.8 of Company Disclosure Letter: (a) Company and its Subsidiaries have conducted their businesses only in the ordinary course consistent with past practice and none of them has taken any action that would have been prohibited by Section 5.1 if taken after the date hereof; and (b) there has not been any change, event or development or prospective change, event or development that, individually or taken together with all other facts, circumstances and events (described in any Section of this Article III or otherwise), has had or would reasonably be expected to have a Company Material Adverse Effect.

Section 3.9 Litigation. Except as set forth on Section 3.9 of Company Disclosure Letter, Section 3.9 there is no action, suit, charge, claim, arbitration, investigation, inquiry, grievance or other proceeding (each, an “Action”), whether judicial, arbitral, administrative or other, pending or, to the Knowledge of Company, threatened against or affecting Company or any of its Subsidiaries, any of their respective properties or assets, or any present or former officer, director or employee of Company or any of its Subsidiaries in such individual’s capacity as such (and Company is not aware of any basis for any such Action), other than Actions that, individually or in the aggregate, have not had, or would reasonably be expected not to have a Company Material Adverse Effect. Neither Company nor any of its Subsidiaries nor any of their respective properties or assets is subject to any outstanding judgment, order, injunction, rule or decree of any Governmental Entity that, individually or in the aggregate, has had a Company Material Adverse Effect.

Section 3.10 Compliance with Laws.

(a) Except where any non-compliance, individually or in the aggregate, has not had a Company Material Adverse Effect, Company and each of its Subsidiaries are and, at all times since December 31, 2011, have been in compliance with all Laws applicable to their businesses, operations, properties or assets, including, Sections 23A and 23B of the Federal Reserve Act, the Equal Credit Opportunity Act, the Fair Housing Act, the Community Reinvestment Act, the Truth in Lending Act, the Home Mortgage Disclosure Act and all other applicable fair lending laws and other laws relating to discriminatory business practices, the Bank Secrecy Act of 1970 (12 U.S.C. §§1730(d) and 1829(b)), any sanctions administered by the Office of Foreign Assets Control of the United States Treasury Department, the United States Foreign Corrupt Practices Act and the International Money Laundering Abatement and Anti-Terrorist Financing Act, otherwise known as the USA PATRIOT Act, including the “Know Your Customer” requirements, and all other regulations issued thereunder.

(b) Company and each of its Subsidiaries have properly certified all foreign deposit accounts and made all necessary Tax withholdings on all of its deposit accounts; furthermore, Company and each of its Subsidiaries have timely and properly filed and maintained all requisite Currency Transaction Reports and other related forms, including any requisite reports required by any agency of the United States Treasury Department, such as the IRS. Company and each of its Subsidiaries have timely filed all Suspicious Activity Reports with the Financial Crimes Enforcement Network required to be filed by them under the laws and regulations referenced in this Section 3.10.

(c) Company and each of its Subsidiaries have in effect, and have at all times held, all material permits, licenses, variances, exemptions, authorizations, operating certificates, franchises, orders and approvals of all Governmental Entities (collectively, “Company Permits”) necessary for them to own, lease or operate their properties and assets and to carry on their businesses and operations as now conducted, and to Company’s Knowledge no suspension or cancellation of any such Company Permits is threatened, and there has occurred no violation of, default (with or without notice or lapse of time or both) under or event giving to others any right of revocation, non-renewal, adverse modification or cancellation of, with or without notice or lapse of time or both, any such Company Permit.

(d) Company is duly registered with the Federal Reserve as a bank holding company under the BHC Act. The deposit accounts of the Bank Subsidiary are insured by the FDIC through the Deposit Insurance Fund to the fullest extent permitted by Law, and all premiums and assessments required to be paid in connection therewith have been paid when due.

(e) Except as set forth on Section 3.10(e) of the Company Disclosure Letter, since December 31, 2011, neither Company nor any of its Subsidiaries has received any notification or communication from any Governmental Entity (A) asserting that Company or any of its Subsidiaries is in default under any applicable Laws or Company Permits, (B) threatening to revoke any Company Permits, (C) requiring Company or any of its Subsidiaries to enter into or consent to the issuance of a cease and desist order, formal or written agreement, directive, commitment, memorandum of understanding, board resolution, extraordinary supervisory letter or other formal or informal enforcement action of any kind that imposes any restrictions on the conduct of Company’s business or that relates to its capital adequacy, its credit or risk management policies, its dividend policy, its management, its business or its operations (any of the foregoing, a “Company Regulatory Agreement”), or (D) threatening or contemplating revocation or limitation of, or which would have the effect of revoking or limiting, FDIC insurance coverage, and neither Company nor any of its Subsidiaries has been advised by any Governmental Entity that such Governmental Entity is contemplating issuing or requesting (or is considering the appropriateness of issuing or requesting) any such judgment, order, injunction, rule, agreement, memorandum of understanding, commitment letter, supervisory letter, decree or similar submission. Neither Company nor any of its Subsidiaries is currently party to or subject to any Company Regulatory Agreement.

(f) Since December 31, 2009, neither Company nor any of its Subsidiaries (nor, to the Knowledge of Company, any of their respective directors, executives, representatives, agents or employees) (i) has used or is using any corporate funds for any illegal contributions, gifts, entertainment or other unlawful expenses relating to political activity, (ii) has used or is using any corporate funds for any direct or indirect unlawful payments to any foreign or domestic governmental officials or employees, (iii) has violated or is violating any provision of the Foreign Corrupt Practices Act of 1977, (iv) has established or maintained, or is maintaining, any unlawful fund of corporate monies or other properties or (v) has made any bribe, unlawful rebate, payoff, influence payment, kickback or other unlawful payment of any nature.

(g) Since December 31, 2009, Company and Subsidiaries have at all times complied with any posted or internal privacy policies relating to data protection or privacy, including the protection of personal information.

Section 3.11 Benefit Plans.

(a) All “employee benefit plans” (within the meaning of section 3(3) of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”)) and all stock purchase, stock option, severance, employment, change-in-control, fringe benefit, bonus, incentive, deferred compensation, employee loan, and all other employee benefit plans, agreements, programs, policies or other arrangements, and whether or not subject to ERISA, under which any employee, former employee, director, officer, independent contractor or consultant of Company or its Subsidiaries has any present or future right to benefits or under which the Company or its Subsidiaries has any present or future liability are referred to herein as the “Company Plans.” Each material Company Plan is identified on Section 3.11(a) of the Company Disclosure Letter.

(b) With respect to each material Company Plan, Company has furnished or made available to Purchaser a current, accurate and complete copy thereof and, to the extent applicable: (i) any related trust agreement or other funding instrument, (ii) the most recent determination or opinion letter of the IRS, if applicable, (iii) the most recent summary plan description, (iv) any other written communications (or a description of any oral communications) by the Company or its Subsidiaries to employees of the Company or its Subsidiaries, including concerning the extent of any post-retirement medical or life insurance benefits provided under a Company Plan, and (v) for the most recent year (A) the Form 5500 and attached schedules, (B) audited financial statements and (C) actuarial valuation reports.

(c) With respect to each Company Plan, except to the extent that the inaccuracy of any of the representations set forth in this Section 3.11, individually or in the aggregate, have not had a Company Material Adverse Effect:

(i) each Company Plan has been established and administered in accordance with its terms and in compliance with the applicable provisions of ERISA and the Code and other applicable Law, and all contributions required to be made under the terms of any Company Plan have been timely made;

(ii) each Company Plan intended to be qualified under Section 401(a) of the Code has received a favorable determination, advisory and/or opinion letter, as applicable, from the IRS that it is so qualified and, to the Knowledge of Company, nothing has occurred, whether by action or failure to act, since the date of such letter that would reasonably be expected to cause the loss of such qualified status of such Company Plan;

(iii) there is no Action (including any investigation, audit or other administrative proceeding) by the Department of Labor, the Pension Benefit Guaranty Corporation (the “PBGC”), the IRS or any other Governmental Entity or by any plan participant or beneficiary pending or, to the Knowledge of Company, threatened relating to Company Plans, any fiduciaries thereof with respect to their duties to Company Plans or the assets of any of the trusts under any Company Plans (other than routine claims for benefits) nor are there facts or circumstances that exist that could reasonably give rise to any such Actions.

(d) No Company Plan is subject to Title IV of ERISA or is a multiemployer plan under Subtitle E of Title IV of ERISA.

(e) Each Company Plan pursuant to which the Company or any of its Subsidiaries could incur any current or projected liability in respect of post-employment or post-retirement health, medical, or life insurance benefits for current, former, or retired employees of the Company or any of its Subsidiaries (except as required to avoid an excise tax under Section 4980B of the Code or otherwise except as may be required by applicable Law) (“Retiree Medical Benefits”) is identified in Section 3.11(d) of the Company Disclosure Letter, and (ii) the provisions of each Company Plan so identified which provide Retiree Medical Benefits may be terminated at any time by the Company or its Subsidiaries without liability to the Company or its Subsidiaries.

(f) Except as set forth on Schedule 3.11(f) of the Company Disclosure Letter (and with respect to Company Stock Options and Company Warrants as contemplated in this Agreement), neither Company nor any of its Subsidiaries is a party to any Contract that will, directly or in combination with other events, result, separately or in the aggregate, in the payment, acceleration or enhancement of any benefit as a result of the transactions contemplated by this Agreement, and neither the execution of this Agreement, Company shareholder approval of this Agreement nor the consummation of the transactions contemplated hereby will (A) result in severance pay or any increase in severance pay upon any termination of employment after the date of this Agreement, (B) accelerate the time of payment or vesting or result in any payment or funding (through a grantor trust or otherwise) of compensation or benefits under, increase the amount payable or result in any other material obligation to, any of the Company Plans, (C) limit or restrict the right of the Company to merge, amend, or terminate any of the Company Plans, (D) cause the Company to record additional compensation expense on its income statement with respect to any outstanding stock option or other equity-based award, or (E) result in the payment of payments which would not be deductible under Section 280G of the Code.

Section 3.12 Labor Matters.

(a) There are no collective bargaining agreements or other labor union contracts, agreements or understandings applicable to any employees of Company or any of its Subsidiaries. There is no labor dispute, strike, work stoppage or lockout, or, to the Knowledge of Company, threat thereof, by or with respect to any employees of Company or any of its Subsidiaries, and there has been no labor dispute, strike, work stoppage or lockout in the previous three years. To the Knowledge of Company, there are no organizational efforts with respect to the formation of a collective bargaining unit presently being made or threatened involving employees of Company or any of its Subsidiaries. Neither Company nor any of its Subsidiaries has engaged or is engaging in any unfair labor practice. Company and its subsidiaries are in substantial compliance with all applicable laws respecting employment and employment practices, terms and conditions of employment, wages, hours of work and occupational safety and health, except where the failure to comply therewith, individually or in the aggregate, has not and would not reasonably be expected to adversely interfere in any material respect with the conduct of Company’s or any of its Subsidiaries’ business. No proceeding asserting that Company or any of its Subsidiaries has committed an unfair labor practice (within the meaning of the National Labor Relations Act of 1935) or seeking to compel Company or any of its Subsidiaries to bargain with any labor organization as to wages or conditions of employment is pending or, to the Knowledge of Company, threatened with respect to Company or any of its Subsidiaries before the National Labor Relations Board, the Equal Employment Opportunity Commission or any other Governmental Entity.

(b) Neither Company nor any of its Subsidiaries is a party to, or otherwise bound by, any consent decree with, or citation by, any Governmental Entity relating to employees or employment practices. None of Company, any of its Subsidiaries or any of its or their executive officers has received within the past three years any written notice of intent by any Governmental Entity responsible for the enforcement of labor or employment laws to conduct an investigation relating to Company or any of its Subsidiaries and, to the Knowledge of Company, no such investigation is in progress.

Section 3.13 Environmental Matters.

(a) Except as set forth on Section 3.13(a) of Company Disclosure Letter: (i) neither Company’s conduct nor its operation or the conduct or operation of its Subsidiaries nor any condition of any property presently or previously owned, leased or operated by any of them (including in a fiduciary or agency capacity), violates or has violated Environmental Laws; (ii) there has been no release of any Hazardous Substance by Company or any of its Subsidiaries in any manner that has given or would reasonably be expected to give rise to any remedial obligation, corrective action requirement or liability under applicable Environmental Laws; (iii) neither Company nor any of its Subsidiaries has received any written claims, notices, demand letters or requests for information (except for such claims, notices, demand letters or requests for information the subject matter of which has been resolved prior to the date of this Agreement) from any Governmental Entity or any other Person asserting that Company or any of its Subsidiaries or the operation or condition of any property ever owned, leased, operated or held as collateral or in a fiduciary capacity by any of them are or were in violation of or otherwise are alleged to have liability under any Environmental Law, including responsibility (or potential responsibility) for the cleanup or other remediation of any pollutants, contaminants or hazardous or toxic wastes, substances or materials at, on, beneath or originating from any such property; (iv) no Hazardous Substance has been disposed of, arranged to be disposed of, released or transported in violation of any applicable Environmental Law, or in a manner that has given rise to, or that would reasonably be expected to give rise to, any liability under any Environmental Law, from any current or former properties or facilities while owned or operated by Company or any of its Subsidiaries or as a result of any operations or activities of Company or any of its Subsidiaries at any location, and no other condition has existed or event has occurred with respect to Company or any of its Subsidiaries or any such properties or facilities that, with notice or the passage of time, or both, would be reasonably likely to result in liability under Environmental Laws, and, to the Knowledge of Company, Hazardous Substances are not otherwise present at or about any such properties or facilities in amount or condition that has resulted in or would reasonably be expected to result in liability to Company or any of its Subsidiaries under any Environmental Law; (v) neither Company, its Subsidiaries nor any of their respective properties or facilities are subject to, or are, to Company’s Knowledge, threatened to become subject to, any liabilities relating to any suit, settlement, court order, administrative order, regulatory requirement, judgment or claim asserted or arising under any Environmental Law or any agreement relating to environmental liabilities; and (vi) no property on which Company or any of its Subsidiaries holds a Lien violates or violated any Environmental Law and no condition has existed or event has occurred with respect to any such property that, with notice or the passage of time, or both, is reasonably likely to result in liability under any Environmental Law.

(b) As used herein, “Environmental Law” means any Law relating to (i) the protection, preservation or restoration of the environment (including air, surface water, groundwater, drinking water supply, surface land, subsurface land, plant and animal life or any other natural resource) or (ii) the exposure to, or the use, storage, recycling, treatment, generation, transportation, processing, handling, labeling, production, release or disposal of Hazardous Substances, including the Resource Conservation and Recovery Act, the Comprehensive Environmental Response, Compensation, and Liability Act, the Clean Water Act, the Clean Air Act and the Occupational Safety and Health Act; regulations promulgated thereunder, and state counterparts to the foregoing.

(c) As used herein, “Hazardous Substance” means any substance listed, defined, designated, classified or regulated as a waste, pollutant or contaminant or as hazardous, toxic, radioactive or dangerous or any other term of similar import under any Environmental Law, including petroleum.

Section 3.14 Taxes.

(a) All material Tax Returns required to have been filed by or with respect to Company or its Subsidiaries have been timely filed (taking into account any extension of time to file granted or obtained), and such Tax Returns are accurate and complete in all material respects. All Taxes shown to be payable on such Tax Returns have been paid or will be timely paid and all other material Taxes required to be paid by Company or its Subsidiaries have been paid or will be timely paid. Except as disclosed in Section 3.14(a) of the Company Disclosure Letter, no deficiency for any material amount of Tax has been asserted, assessed or threatened by a Governmental Entity (whether orally or in writing) against Company or any of its Subsidiaries that has not been satisfied by payment, settled without payment due or withdrawn. There are no Liens for Taxes on the assets of Company or any of its Subsidiaries (except for statutory Liens for Taxes not yet due and payable). There are no outstanding waivers or agreements extending the period for assessment of Taxes for any period with respect to any Tax to which Company or any of its Subsidiaries may be subject. All Taxes not yet due and payable by Company or its Subsidiaries (or any other corporation merged into or consolidated with Company or any of its Subsidiaries) have been, in all material respects, properly accrued. None of Company or its Subsidiaries is a party to or bound by or has any obligation under any Tax allocation sharing or similar agreement or arrangement (other than an agreement or arrangement solely among members of a consolidated group including the Company or any of its Subsidiaries).

(b) Company and its Subsidiaries have complied in all material respects with all applicable Laws relating to the payment and withholding of Taxes (including withholding of Taxes pursuant to Sections 1441,

1442, 3121 and 3402 of the Code and similar provisions under any other domestic or foreign tax Laws) and have, within the time and the manner prescribed by Law, withheld from and paid over to the proper Governmental Entities all amounts required to be so withheld and paid over under applicable Laws. The Company and each of its Subsidiaries have complied in all material respects with all information reporting requirements imposed by the Code (and similar provisions under any other domestic or foreign tax Laws).

(c) Except as set forth on Section 3.14(c) of Company Disclosure Letter, as of the date of this Agreement, there are no audits, claims or controversies now pending, or to the Knowledge of Company, threatened in writing against or with respect to Company or any of its Subsidiaries with respect to any material Tax or failure to file any Tax Return.

(d) Neither Company nor any of its Affiliates has taken or agreed to take any action that would prevent the Merger from qualifying as a reorganization within the meaning of Section 368(a). Company is not aware of any agreement, plan, or other circumstance or reason that would prevent the Merger from qualifying as a reorganization within the meaning of Section 368(a) of the Code.

(e) Except as set forth on Section 3.14(e) of Company Disclosure Letter, neither Company nor any of its Subsidiaries is a party to any Contract that will, directly or in combination with other events, result, separately or in the aggregate, in the payment, acceleration or enhancement of any benefit as a result of the transactions contemplated by this Agreement, and neither the execution of this Agreement, Company shareholder approval of this Agreement nor the consummation of the transactions contemplated hereby will (i) result in payments under any Company Plan which would not reasonably be expected to be deductible under Section 162(m) of the Code, (ii) give rise to an additional Tax under Section 409A of the Code, or (iii) result in the payment of any “excess parachute payments” within the meaning of Section 280G of the Code.

(f) Neither Company nor any of its Subsidiaries has been a party to any distribution occurring in the last five years in which the parties to such distribution treated the distribution as one to which Section 355 of the Code applied.

(g) Neither Company nor any of its Affiliates has elected or is required to defer payment of amounts from a foreign entity which will be subject to the provisions of Section 457A.

(h) No written claim has ever been made by any Governmental Entity that Company or any of its Subsidiaries (or the income or assets of Company or any of its Subsidiaries) may be subject to taxation by a jurisdiction where Tax Returns are not filed by or on behalf of Company or any of its Subsidiaries (or its income or assets).

(i) Neither Company nor any of its Subsidiaries (A) is or has ever been a member of an affiliated group filing a consolidated, joint, combined or unitary Tax Return or (B) has any liability for Taxes of any person arising from the application of Treasury Regulations Section 1.1502-6 or any analogous provision of state, local or foreign law, or as a transferee or successor, by contract, or otherwise.

(j) Neither Company nor any of its Subsidiaries has participated in or has any liability or obligation with respect to any “listed transaction” within the meaning of Treasury Regulations Section 1.6011-4 or is a material advisor as defined in Section 6111 of the Code.

Section 3.15 Contracts.

(a) Section 3.15(a) of the Company Disclosure Letter lists each of the following types of Contracts to which Company or any of its Subsidiaries is a party or by which any of their respective properties or assets is bound as of the date hereof:

(i) any Contract that would be required to be filed by Company as a “material contract” pursuant to Item 601(b)(10) of Regulation S-K under the Securities Act or disclosed by Company on a Current Report on Form 8-K;

(ii) any Contract that contains any noncompetition or exclusive dealing agreements or other agreement or obligation that purports to materially limit or restrict in any respect the ability of Company or any of its Subsidiaries (or, following the consummation of the transactions contemplated by this Agreement, would limit the ability of Purchaser or any of their Subsidiaries) to compete in any line of business or with any Person or in any geographic area (other than as may be required by Law or any Governmental Entity) or which grants any right of first refusal, right of first offer or similar right or that limits or purports to limit the ability of Company or any of its Subsidiaries (or, following consummation of the transactions contemplated hereby, Purchaser or any of its Subsidiaries) to own, operate, sell, transfer, pledge or otherwise dispose of any assets or business;

(iii) any Contract for, with respect to, or that contemplates, a possible merger, consolidation, reorganization, recapitalization or other business combination, or asset sale or sale of equity securities not in the ordinary course of business consistent with past practice, with respect to it or any of its Subsidiaries or any Contract which relates to a merger, consolidation, reorganization, recapitalization or other business combination, or asset sale or sale of equity securities and which contains representations, covenants, indemnities or other obligations (including indemnification, “earn-out” or other contingent obligations) that are still in effect;

(iv) any Contract relating to the borrowing of money by it or any its Subsidiaries or the guarantee by it or any of its Subsidiaries of any such obligation of a third party (other than deposit liabilities and Federal Home Loan Bank borrowings, Contracts pertaining to fully-secured repurchase agreements and Contracts relating to endorsements for payment, guarantees and letters of credit made in the ordinary course of business consistent with past practice), including any sale and leaseback transactions, capitalized leases and other similar financing transactions;

(v) any Contract that involves expenditures or receipts of it or any of its Subsidiaries in excess of $150,000 per year (other than pursuant to Loans (as defined in Section 3.25) originated or purchased by Company and its Subsidiaries in the ordinary course of business consistent with past practice);

(vi) any Contract with respect to the employment or compensation of any officers, employees, consultants or directors;

(vii) any Contract containing a “most favored nation” clause or other similar term providing preferential pricing or treatment to a party (other than Company or its subsidiaries) that is material to the Company or its Subsidiaries;

(viii) any Contract relating to a joint venture, partnership, limited liability company agreement or other similar agreement or arrangement, or to the formation, creation or operation, management or control of any partnership or joint venture with any third parties or which limits payments of dividends; and

(ix) any Contract which limits the right to use or grant any third party the right to use the name “Georgia Commerce Bancshares, Inc.”, “Georgia Commerce Bank” or any variant thereof.

Each Contract of the type described in clauses (i) through (ix) is referred to herein as a “Company Material Contract.”

(b) (i) Each Company Material Contract is valid and binding on Company and any of its Subsidiaries to the extent such Subsidiary is a party thereto, as applicable, and to the Knowledge of Company, each other party thereto, and is in full force and effect and enforceable in accordance with its terms, except to the extent that validity and enforceability may be limited by applicable bankruptcy, insolvency, moratorium, reorganization or similar Laws affecting the enforcement of creditors’ rights generally or by general principles of equity or by principles of public policy and except where the failure to be valid, binding, enforceable and in full force and effect, individually or in the aggregate, has not had a Company Material Adverse Effect; and (ii) there is no default under any Company Material Contract by Company or any of its Subsidiaries or, to the Knowledge of Company, any other party thereto, and no event or condition has occurred that constitutes, or, after notice or lapse of time or both, would constitute, a default on the part of Company or any of its Subsidiaries or, to the Knowledge of Company, any other party thereto under any such Company Material Contract, nor has Company or any of its Subsidiaries received any written notice of any such default, event or condition, or of any termination or non-renewal of any Company Material Contract, except where any such default, event or condition, or any such termination or non-renewal, individually or in the aggregate, has not had a Company Material Adverse Effect. Company has made available to Purchaser true and complete copies of all Company Material Contracts, including any amendments thereto.

Section 3.16 Insurance. Company and its Subsidiaries are insured with reputable insurers against such risks and in such amounts as its management reasonably has determined to be prudent in accordance with industry practices. All the insurance policies, binders or bonds maintained by Company or its Subsidiaries are in full force and effect and are disclosed on Section 3.16 of Company Disclosure Letter, Company and its Subsidiaries are not in default thereunder and all premiums and other payments due under any such policy have been paid. No written notice of cancellation or termination has been received with respect to any such policy.

Section 3.17 Real and Personal Property.

(a) Company and its Subsidiaries have good, valid and marketable title to all material real property owned by them free and clear of all Liens, except Liens for current Taxes not yet due and payable and other standard exceptions commonly found in title policies in the jurisdiction where such real property is located, and such encumbrances and imperfections of title, if any, as do not materially detract from the value of the properties and do not materially interfere with the present or proposed use of such properties or otherwise materially impair such operations. All real property and fixtures used in or relevant to the business, operations or financial condition of the Company and its Subsidiaries are in good condition and repair.

(b) The Company and its Subsidiaries have good, valid and marketable title to, or in the case of leased property and leased tangible assets, a valid leasehold interest in, all tangible personal property owned by them, free and clear of all Liens (other than Permitted Liens).

(c) Each of Company and its Subsidiaries has complied with the terms of all leases to which it is a party, and all such leases are valid and binding in accordance with their respective terms and in full force and effect, and there is not under any such lease any material existing default by the Company or such Subsidiary or, to the Knowledge of the Company, any other party thereto, or any event which with notice or lapse of time or both would constitute such a default, except for any such noncompliance or failure to be in full force and effect that, individually or in the aggregate, has not had a Company Material Adverse Effect. Section 3.17(c) of Disclosure Letter sets forth all material leases of Company as of the date hereof.

This Section 3.17 does not relate to Intellectual Property, which is the subject of Section 3.18.

Section 3.18 Intellectual Property.

(a) Section 3.18(a) of the Company Disclosure Letter sets forth, as of the date hereof, a true and complete list of all Marks, Patents and registered Copyrights, including any pending applications to register any of the foregoing, owned (in whole or in part) by Company or any of its Subsidiaries or used in the businesses of Company or any of its Subsidiaries (collectively, “Company Registered IP”). Except as, individually or in the aggregate, has not had a Company Material Adverse Effect, (i) all Company Registered IP (other than patent applications or applications to register trademarks) is, to the Knowledge of Company, valid and enforceable and (ii) no Company Registered IP is involved in any interference, reissue, reexamination, opposition, cancellation or similar proceeding and, to the Knowledge of Company, no such action is or has been threatened with respect to any of Company Registered IP.

(b) Except as, individually or in the aggregate, has not had a Company Material Adverse Effect, Company or its Subsidiaries own exclusively (such exclusive right excluding any licenses granted by Company or its Subsidiaries), free and clear of any and all Liens (other than Permitted Liens), all Company Registered IP and all other Intellectual Property that is material to the businesses of Company or any of its Subsidiaries other than Intellectual Property owned by a third party that is licensed to Company or a Subsidiary thereof pursuant to an existing license agreement and used by Company or such Subsidiary within the scope of such license.

(c) Each of Company and its Subsidiaries has taken all reasonable steps to protect and maintain its rights in its Intellectual Property and maintain the confidentiality of all information of Company or its Subsidiaries that derives economic value (actual or potential) from not being generally known to other Persons who can obtain economic value from its disclosure or use, including safeguarding any such information that is accessible through computer systems or networks.

(d) To the Knowledge of Company, none of the activities or operations of Company or any of its Subsidiaries (including the use of any Intellectual Property in connection therewith) have infringed upon, misappropriated or diluted in any material respect any Intellectual Property of any third party and neither Company nor any of its Subsidiaries has received any notice or claim asserting or suggesting that any such infringement, misappropriation, or dilution is or may be occurring or has or may have occurred, except where any such infringement, misappropriation or dilution, individually or in the aggregate, has not had a Company Material Adverse Effect. To Company’s Knowledge, no third party is misappropriating, infringing, or diluting in any material respect any Intellectual Property owned by or exclusively licensed to Company or any of its Subsidiaries that is material to any of the businesses of Company or any of its Subsidiaries. To Company’s Knowledge, no Intellectual Property owned by or exclusively licensed to Company or any of its Subsidiaries that is material to any of the businesses of Company or any of its Subsidiaries is subject to any outstanding order, judgment, decree or stipulation restricting or limiting in any material respect the use or licensing thereof by Company or any of its Subsidiaries.

(e) To the Knowledge of Company, its IT Assets operate and perform in all material respects in accordance with their documentation and functional specifications and otherwise as required by Company in connection with its business, and no IT Assets that are material to the business of Company or any of its Subsidiaries or to any of their operations, have materially malfunctioned or materially failed within the last three years. Company and its Subsidiaries take all reasonable actions to protect and maintain the confidentiality and security of the IT Assets (and all information stored or contained therein or transmitted thereby) against any unauthorized use, access, interruption, modification or corruption. Company and its Subsidiaries have implemented commercially reasonable data backup, data storage, system redundancy and disaster avoidance and recovery procedures with respect to the IT Assets, in each case, that is consistent with customary industry practice. To the Knowledge of Company, no person has gained unauthorized access to the IT Assets.

Section 3.19 State Takeover Statutes and Takeover Provisions. Assuming the accuracy of Purchaser’s representation and warranty contained in the second sentence of Section 4.18, Company has taken all action required to be taken by it in order to exempt this Agreement and the transactions contemplated hereby from, and this Agreement and the transactions contemplated hereby are exempt from, the requirements of any “moratorium,” “fair price,” “affiliate transaction,” “business combination,” “control share acquisition” or similar provision of any state anti-takeover Law, including Sections 14-2-1110 to 14-2-1113 and Sections 14-2-1131 to 14-2-1133 of the GBCC (collectively, “Takeover Laws”), and the provisions of the Company Charter. Neither Company nor any of its Subsidiaries is a holder of “interested shares” (within the meaning of Section 14-2-1110(11) of the GBCC of Purchaser or the beneficial owner (directly or indirectly) of more than ten percent (10%) of the outstanding capital stock of Purchaser entitled to vote in the election of Purchaser’s directors.

Section 3.20 Brokers. No broker, investment banker, financial advisor or other Person, other than Keefe, Bruyette & Woods, Inc. the fees and expenses of which will be paid by Company, is entitled to any broker’s, finder’s, financial advisor’s or other similar fee or commission in connection with the transactions contemplated by this Agreement based upon arrangements made by or on behalf of Company or any of its Affiliates. True, correct and complete copies of all agreements with Keefe, Bruyette & Woods, Inc. relating to any such fees or commissions have been furnished to Purchaser prior to the date hereof.

Section 3.21 Opinion of Financial Advisor. The Company Board has received the opinion (which, if rendered verbally, has been or will be confirmed by written opinion, dated the same date) of Keefe, Bruyette & Woods, Inc., to the effect that, as of such date, and based upon and subject to the factors and assumptions set forth therein, the Exchange Ratio is fair, from a financial point of view, to the holders of shares of Company Common Stock. Such opinion has not been amended or rescinded as of the date of this Agreement. As promptly as practicable following the execution of this Agreement, Company shall deliver to Purchaser a signed true and complete copy of such opinion (solely for informational purposes).

Section 3.22 Transactions with Affiliates. There are no agreements, contracts, plans, arrangements or other transactions between Company or any of its Subsidiaries, on the one hand, and any (1) officer or director of Company or any of its Subsidiaries, (2) record or beneficial owner of five percent (5%) or more of the voting securities of Company, (3) affiliate or family member of any such officer, director or record or beneficial owner or (4) any other affiliate of Company, on the other hand, except those of a type available to employees of Company generally.

Section 3.23 Derivative Instruments and Transactions.

(a) All Derivative Transactions, whether entered into for Company’s own account, or for the account of one or more of its Subsidiaries or their customers, if any, were entered into (A) in the ordinary course of business consistent with past practice and in accordance with prudent business practices and all applicable laws, rules, regulations and regulatory policies and (B) with counterparties believed to be financially responsible at the time. Each Derivative Transaction constitutes the valid and legally binding obligation of the Company or one of its Subsidiaries, enforceable in accordance with its terms (except as enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium, fraudulent transfer and similar laws of general applicability relating to or affecting creditors’ rights or by general equity principles), and is in full force and effect. Neither Company nor its Subsidiaries, nor to its Knowledge, any other party thereto, is in breach of any of its obligations under any such agreement or arrangement. The financial position of the Company and its Subsidiaries on a consolidated basis under or with respect to each such Derivative Transaction has been reflected in the books and records of the Company and such Subsidiaries in accordance with GAAP consistently applied.

(b) For purposes of this Agreement, the term “Derivative Transaction” means any swap transaction, option, warrant, forward purchase or sale transaction, futures transaction, cap transaction, floor transaction or collar transaction relating to one or more currencies, commodities, bonds, equity securities, loans, interest rates, catastrophe events, weather-related events, credit-related events or conditions or any indexes, or any other similar transaction (including any option with respect to any of these transactions) or combination of any of these transactions, including collateralized mortgage obligations or other similar instruments or any debt or equity instruments evidencing or embedding any such types of transactions, and any related credit support, collateral or other similar arrangements related to such transactions, but excluding the Company Warrants and Company Stock Options.

Section 3.24 Trust Business . Each of Company and its Subsidiaries has properly administered all accounts for which it acts as a fiduciary, including accounts for which it serves as trustee, agent, custodian, personal representative, guardian, conservator or investment advisor, in accordance with the terms of the applicable governing documents and applicable laws and regulations. Neither Company nor its Subsidiaries have, nor have any of their respective directors, officers or employees, committed any breach of trust with respect to any such fiduciary account. The accountings for each such fiduciary account are true and correct and accurately reflect the assets of such fiduciary account.

Section 3.25 Loan Matters.

(a) (A) Section 3.25(a) of the Company Disclosure Letter sets forth a list of all Loans (as hereinafter defined) ” as of the date hereof by Company and its Subsidiaries to any directors, executive officers and principal shareholders (as such terms are defined in Regulation O of the Board of Governors of the Federal Reserve System (12 C.F.R. Part 215)) of Company or any of its Subsidiaries, (B) there are no employee, officer, director or other affiliate Loans on which the borrower is paying a rate other than that reflected in the note or other relevant credit or security agreement or on which the borrower is paying a rate which was below market at the time the Loan was originated and (C) all such Loans are and were originated in compliance in all material respects with all applicable Laws. For the purposes of this Agreement the term “Loans” means any and all loans and other extensions of credit (including commitments to extend credit).

(b) Each outstanding Loan (including Loans held for resale to investors) was solicited and originated, and is and has been administered and, where applicable, serviced, and the relevant Loan files are being maintained, in all material respects in accordance with the relevant notes or other credit or security documents, Company’s written underwriting standards (and, in the case of Loans held for resale to investors, the underwriting standards, if any, of the applicable investors) and with all applicable requirements of Laws.

(c) None of the agreements pursuant to which Company or any of its Subsidiaries has sold Loans or pools of Loans or participations in Loans or pools of Loans contains any obligation to repurchase such Loans or interests therein solely on account of a payment default by the obligor on any such Loan.

(d) Section 3.25(d) of the Company Disclosure Letter identifies (A) each Loan that as of September 30, 2014 (i) was contractually past due 90 days or more in the payment of principal and/or interest, (ii) was on non-accrual status, (iii) was classified as “substandard,” “doubtful,” “loss,” “classified,” “criticized,” “credit risk assets,” “concerned loans,” “watch list” or “special mention” (or words of similar import) by Company, any of its Subsidiaries or any applicable regulatory authority, (iv) as to which a reasonable doubt exists as to the timely future collectability of principal and/or interest, whether or not interest is still accruing or the Loans are less than 90 days past due, (v) where the interest rate terms have been reduced and/or the maturity dates have been extended subsequent to the agreement under which the Loan was originally created due to concerns regarding the borrower’s ability to pay in accordance with such initial terms, (vi) where a specific reserve allocation exists in connection therewith, or (vii) which is required to be accounted for as a troubled debt restructuring in accordance with Statement of Financial Accounting Standards No. 15 and (B) each asset of Company or any of its Subsidiaries that as of September 30, 2014 was classified as OREO or as an asset to satisfy Loans, including repossessed equipment, and the book value thereof as of such date. For each Loan identified in response to clause (A) above, Section 3.25(d) of the Company Disclosure Letter sets forth the outstanding balance, including accrued and unpaid interest, on each such Loan and the identity of the borrower thereunder as of date.

(e) Each outstanding Loan (A) is evidenced by notes, agreements or other evidences of indebtedness that are true, genuine and what they purport to be, (B) to the extent secured, has been secured by valid Liens which have been perfected and (C) to the Knowledge of Company, is a legal, valid and binding obligation of the obligor named therein, enforceable in accordance with its terms, subject to bankruptcy, insolvency, fraudulent conveyance and other laws of general applicability relating to or affecting creditors’ rights and to general equity principles. The notes or other credit or security documents with respect to each such outstanding Loan were in compliance in all material respects with all applicable Laws at the time of origination or purchase by Company or its Subsidiaries and are complete and correct in all material respects.

(f) To the Knowledge of Company, each Loan included in a pool of Loans originated, acquired or serviced by Company or any of its Subsidiaries (a “Pool”) meets all eligibility requirements (including all applicable requirements for obtaining mortgage insurance certificates and loan guaranty certificates) for inclusion in such Pool. All such Pools have been finally certified or, if required, recertified in accordance with all applicable laws, rules and regulations, except where the time for certification or recertification has not yet expired. No Pools have been improperly certified, and no Loan has been bought out of a Pool without all required approvals of the applicable investors.

Section 3.26 Community Reinvestment Act Compliance . The Bank Subsidiary is an insured depositary institution and has complied in all material respects with the Community Reinvestment Act of 1977 (“CRA”) and the rules and regulations thereunder, and has a composite CRA rating of not less than “satisfactory.”

Section 3.27 No Additional Representations.

(a) Except for the representations and warranties made by Company in this Article III, neither Company nor any other Person makes any express or implied representation or warranty with respect to Company or its Subsidiaries or their respective businesses, operations, assets, liabilities, conditions (financial or otherwise) or prospects, and Company hereby disclaims any such other representations or warranties. In particular, without limiting the foregoing disclaimer, neither Company nor any other Person makes or has made any representation or warranty to Purchaser, Purchaser or any of their Affiliates or Representatives with respect to (i) except for the representations and warranties made by Company in this Article III, any financial projection, forecast, estimate, budget or prospect information relating to Company, any of its Subsidiaries or their respective businesses or (ii) except for the representations and warranties made by Company in this Article III, any oral or written information presented to Purchaser, Purchaser or any of their Affiliates or Representatives in the course of their due diligence investigation of Company, the negotiation of this Agreement or in the course of the transactions contemplated hereby.

(b) Notwithstanding anything contained in this Agreement to the contrary, Company acknowledges and agrees that none of Purchaser, Purchaser or any other Person has made or is making any representations or warranties relating to Purchaser or Purchaser whatsoever, express or implied, beyond those expressly given by Purchaser in Article IV hereof, including any implied representation or warranty as to the accuracy or completeness of any information regarding Purchaser or Purchaser furnished or made available to Company or any of its Representatives.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF PURCHASER

Except (i) as disclosed in the disclosure letter delivered by Purchaser to Company prior to the execution of this Agreement (the “Purchaser Disclosure Letter”) (which sets forth, among other things, items the disclosure of which is necessary or appropriate either in response to an express disclosure requirement contained in a provision hereof or as an exception to one or more representations or warranties contained in this Article IV, or to one or more of Purchaser’s covenants contained herein, provided, that disclosure in any section of the Purchaser Disclosure Letter shall apply only to the indicated Section of this Agreement except to the extent that it is reasonably apparent on the face of such disclosure that such disclosure is relevant to another Section of this Agreement; and provided, further, that notwithstanding anything in this Agreement to the contrary, the mere inclusion of an item in the Purchaser Disclosure Letter as an exception to a representation or warranty shall not be deemed an admission that such item represents a material exception or material fact, event or circumstance or that such item has had or would have a Purchaser Material Adverse Effect) or (ii) as disclosed in any Purchaser SEC Document publicly available on or after December 31, 2012 and prior to the date hereof and only as and to the extent disclosed therein, but excluding the exhibits and schedules thereto, disclosures in the “Risk Factors” or “Forward Looking Statements” sections thereof or any other disclosure included in such Purchaser SEC Documents that is cautionary, predictive or forward-looking in nature (it being understood and agreed that any disclosure in the Purchaser SEC Documents shall be deemed disclosed with respect to any Section of this Article IV only to the extent that it is reasonably apparent from a reading of such disclosure that it is applicable to such Section), Purchaser represents and warrants to Company as follows:

Section 4.1 Organization, Standing and Power.

(a) Purchaser (i) is an entity duly organized, validly existing and in good standing (with respect to jurisdictions that recognize such concept) under the Laws of the jurisdiction of its organization, (ii) has all requisite corporate or similar power and authority to own, lease and operate its properties and to carry on its business as now being conducted and (iii) is duly qualified or licensed to do business and is in good standing (with respect to jurisdictions that recognize such concept) in each jurisdiction in which the nature of its business or the ownership, leasing or operation of its properties or assets makes such qualification or licensing necessary, except where, individually or in the aggregate, would not have a Purchaser Material Adverse Effect.

(b) Purchaser has previously made available to Company true and complete copies of Purchaser’s articles of incorporation (the “Purchaser Charter”) and bylaws (the “Purchaser Bylaws”) and the articles or certificate of incorporation and bylaws (or comparable organizational documents) of Purchaser and each of Purchaser’s Significant Subsidiaries, in each case as amended to the date of this Agreement, and each as so made available is in full force and effect. Neither Purchaser nor any of its Significant Subsidiaries is in violation of any material provision of the Purchaser Charter or Purchaser Bylaws or such articles or certificate of incorporation and bylaws (or comparable organizational documents) of such Significant Subsidiary, as applicable, and Purchaser is not in violation of any material provision of its articles of incorporation or bylaws.

Section 4.2 Capital Stock.

As of the date hereof, the authorized capital stock of Purchaser consists of 50,000,000 shares of Purchaser Common Stock and 5,000,000 shares of serial preferred stock, par value $1.00 per share (the “Purchaser Preferred Stock”). As of the close of business on December 5, 2014, (i) 35,262,901 shares of Purchaser Common Stock (excluding treasury shares) were issued and outstanding, (ii) 1,812,166 shares of Purchaser Common Stock were held by Purchaser in its treasury, (iii) no shares of Purchaser Preferred Stock were issued and outstanding or held by Purchaser in its treasury, and (iv) 1,377,531 shares of Purchaser Common Stock were reserved for issuance pursuant to Purchaser Equity Plans (of which 885,007 shares were subject to outstanding Purchaser Stock Options and 492,524 shares were subject to outstanding Purchaser Stock Awards). All the outstanding shares of capital stock of Purchaser are, and all shares reserved for issuance as noted in clause (iv) above will be, when issued in accordance with the terms thereof, duly authorized, validly issued, fully paid and nonassessable and not subject to any preemptive or similar rights. Except as provided in Louisiana Revised Statute 6:262, all of the shares of capital stock or other voting securities or equity interests of each such Subsidiary are owned, directly or indirectly, by Purchaser, free and clear of all Liens other than restrictions on transfer under applicable securities Laws. As of the date of this Agreement, except for this Agreement, there are no shareholder agreements, voting trusts or other agreements or understandings to which Purchaser or any of its Subsidiaries is a party or on file with Purchaser with respect to the holding, voting, registration, redemption, repurchase or disposition of, or that restricts the transfer of, any capital stock or other equity interest of Purchaser or any of its Subsidiaries. The shares of Purchaser Common Stock to be issued in the Merger will be duly authorized by all necessary corporate action on the part of Purchaser and, when issued in accordance with the terms hereof, will be validly issued, fully paid, non-assessable and free of preemptive or similar antidilution rights.

Section 4.3 Authority.

(a) Purchaser has all necessary corporate power and authority to execute, deliver and perform its obligations under this Agreement and, subject to obtaining the Requisite Regulatory Shareholder Approvals (as hereinafter defined), to consummate the transactions contemplated hereby. The execution, delivery and performance of this Agreement by Purchaser and the consummation by Purchaser of the transactions contemplated hereby have been duly and validly approved by all necessary corporate action on the part of Purchaser and no other corporate proceedings on the part of Purchaser are necessary to approve this Agreement or to consummate the transactions contemplated hereby, assuming the accuracy of Company’s representation and warranty contained in the last sentence of Section 3.19, subject to filing the Certificates of Merger with the Louisiana and Georgia Secretaries of State as required by the LBCL and the GBCC. This Agreement has been duly executed and delivered by Purchaser and, assuming the due authorization, execution and delivery by each other party hereto, constitutes a valid and binding obligation of Purchaser, enforceable against Purchaser in accordance with its terms (except to the extent that enforceability may be limited by applicable bankruptcy, insolvency, moratorium, reorganization, fraudulent transfer or similar Laws affecting the enforcement of creditors’ rights generally or by general principles of equity).

(b) The Purchaser Board, at a meeting duly called and held, duly adopted resolutions approving and declaring advisable this Agreement and the transactions contemplated hereby, including the Merger, which resolutions have not been subsequently rescinded, modified or withdrawn in any way.

(c) Assuming the accuracy of Company’s representation and warranty contained in the last sentence of Section 3.19, no vote of the shareholders of Purchaser or the holders of any other securities of Purchaser (equity or otherwise) is required by any applicable Law, the Purchaser Charter or the Purchaser Bylaws to consummate the transactions contemplated hereby.

Section 4.4 No Conflict; Consents and Approvals.

(a) The execution, delivery and performance of this Agreement by Purchaser do not, and the consummation of the Merger and the other transactions contemplated hereby and compliance by Purchaser with the provisions hereof do not, and will not, conflict with, or result in any violation or breach of, or default (with or without notice or lapse of time, or both) under, or give rise to a right of, or result in, termination, cancellation, modification or acceleration of any obligation or remedy or to the loss of a material benefit under, or result in the creation of any Lien (other than a Permitted Lien) in or upon any of the properties, assets or rights of Purchaser or any of its Subsidiaries under, any provision of (i) the Purchaser Charter or Purchaser Bylaws, or the articles or certificate of incorporation or bylaws (or similar organizational documents) of Purchaser or any other Subsidiary of Purchaser, (ii) any Purchaser Material Contract to which Purchaser or any of its Subsidiaries is a party or by which Purchaser or any of its Subsidiaries or any of their respective properties or assets may be bound as of the date hereof or (iii) subject to the governmental filings and other matters referred to in Section 4.4(b), any Law or any rule or regulation of any self-regulatory authority applicable to Purchaser or any of its Subsidiaries or by which Purchaser or any of its Subsidiaries or any of their respective properties or assets may be bound, except, in the case of clauses (ii) and (iii), as individually or in the aggregate would not have a Purchaser Material Adverse Effect.

(b) No consents, approvals, orders or authorizations of, or registrations, declarations or filings with or notices to, any Governmental Entities or any third party are required to be made or obtained by Purchaser or any of its Subsidiaries in connection with the execution, delivery or performance by Purchaser of this Agreement or to consummate the Merger or the other transactions contemplated hereby, except for (A) filings of applications and notices with, receipt of approvals or no objections from, and the expiration of related waiting periods required by, federal and state banking authorities, including applications and notices under the BHC Act, (B) filings of applications and notices with, and receipt of approvals or non-objections from, the state securities authorities, applicable securities exchanges and self-regulatory organizations, (C) filing of (i) the Registration Statement pursuant to the Securities Act and declaration by the SEC of the effectiveness of the Registration Statement under the Securities Act and (ii) such other filings and reports as required pursuant to the applicable requirements of the Securities Act or the Exchange Act, (D) the filing of the Certificate of Merger, (E) filings with Nasdaq of a notification of the listing on Nasdaq of the shares of Purchaser Common Stock to be issued in the Merger and related transactions and (F) such other filings with third parties who are not Governmental Entities the failure of which to be obtained or made, individually or in the aggregate, would not have a Purchaser Material Adverse Effect. As of the date hereof, Purchaser knows of no reason why all regulatory approvals from any Governmental Entities required for the consummation of the transactions contemplated by this Agreement and listed in items (A) through (F) of this Section 4.4(b) should not be obtained.

Section 4.5 SEC Reports; Financial Statements.

(a) Purchaser and its Subsidiaries have filed or furnished on a timely basis with the SEC, all material forms, reports, schedules, statements and other documents required to be filed or furnished by them under the Securities Act, under the Exchange Act or under the securities regulations of the SEC, with the SEC since December 31, 2012 (all such filed or furnished documents, together with all exhibits and schedules thereto and all information incorporated therein by reference, the “Purchaser SEC Documents”). As of their respective filing dates (and, in the case of registration statements and proxy statements, as of the dates of effectiveness and the dates of mailing, respectively), except to the extent that any Purchaser SEC Document has been amended by a subsequently filed Purchaser SEC Document prior to the date hereof, in which case, as of the date of such amendment, (i) the Purchaser SEC Documents complied in all material respects with the applicable requirements of the Securities Act, the Exchange Act and the Sarbanes-Oxley Act, as the case may be, and (ii) none of the Purchaser SEC Documents contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading.

(b) The financial statements (including the related notes thereto) included (or incorporated by reference) in the Purchaser SEC Documents comply as to form in all material respects with applicable accounting requirements and the published rules and regulations of the SEC with respect thereto, have been prepared in accordance with GAAP (except, in the case of unaudited statements, as permitted by Form 10-Q of the SEC) applied on a consistent basis during the periods involved (except as may be expressly indicated in the notes thereto) and fairly present in all material respects the consolidated financial position of Purchaser and its Subsidiaries as of the dates thereof and their respective consolidated results of operations, changes in shareholders’ equity and changes in cash flows for the periods then ended (subject, in the case of unaudited statements, to normal and recurring year-end audit adjustments that were not, or are not expected to be, material in amount), all in accordance with GAAP and the applicable rules and regulations promulgated by the SEC.

(c) Neither Purchaser nor any of its Subsidiaries has, and since December 31, 2013, neither Purchaser nor any of its Subsidiaries has incurred (except, in each case, as permitted by Section 5.2), any liabilities or obligations, whether accrued, absolute, contingent or otherwise, known or unknown, whether due or to become due, except (i) those liabilities fully accrued or reserved against in the unaudited consolidated balance sheet of Purchaser and its Subsidiaries as of December 31, 2013 included in the Purchaser SEC Documents, (ii) for liabilities and obligations incurred in the ordinary course of business consistent with past practice since December 31, 2013, (iii) for liabilities and obligations that are not material to Purchaser and its Subsidiaries, taken as a whole, and (iv) for any liabilities incurred with respect to the transactions contemplated by this Agreement.

(d) The records, systems, controls, data and information of Purchaser and its Subsidiaries are recorded, stored, maintained and operated under means (including any electronic, mechanical or photographic process, whether computerized or not) that are under the exclusive ownership and direct control of Purchaser or its Subsidiaries or accountants (including all means of access thereto and therefrom), except for any non-exclusive ownership and non-direct control that would not reasonably be expected to have a material adverse effect on the system of internal accounting controls described in the following sentence. Purchaser and its Subsidiaries have implemented and maintain a system of internal accounting controls effective to provide reasonable assurances regarding the reliability of financial reporting and the preparation of financial statements in accordance with GAAP. Purchaser (i) has implemented and maintains disclosure controls and procedures (as defined in Rule 13a-15(e) and 15d-15(e) of the Exchange Act) effective to ensure that material information relating to Purchaser, including its consolidated Subsidiaries, is made known to the Chief Executive Officer and the Chief Financial Officer of Purchaser by others within those entities to allow timely decisions regarding required disclosure and to make the certifications required by the Exchange Act with respect to the Purchaser SEC Documents and (ii) has disclosed, based on its most recent evaluation prior to the date of this Agreement, to Purchaser’s outside auditors and the audit committee of the Purchaser Board (A) any significant deficiencies and material weaknesses in the design or operation of internal controls over financial reporting (as defined in Rule 13a-15(f) of the Exchange Act) that would be reasonably likely to adversely affect Purchaser’s ability to accurately record, process, summarize and report financial information and (B) any fraud, whether or not material, that involves management or other employees who have a significant role in Purchaser’s internal controls over financial reporting.

(e) Purchaser and each of its Subsidiaries have timely filed all material reports, forms, schedules, registrations, statements and other documents, together with any amendments required to be made with respect thereto, that they were required to file since December 31, 2013 with the Federal Reserve, the OFI and the FDIC, and have paid all fees and assessments due and payable in connection therewith. There is no material unresolved violation or exception by either the Federal Reserve, the OFI or the FDIC with respect to any report, form, schedule, registration, statement or other document filed by, or relating to any examinations by such regulators of, Purchaser or any of its Subsidiaries.

Section 4.6 Certain Information. None of the information supplied or to be supplied by Purchaser or any of its Subsidiaries for inclusion or incorporation by reference in (a) the Registration Statement will, at the time it is filed with the SEC, at any time it is amended or supplemented and at the time it or any amendment or supplement thereto becomes effective under the Securities Act, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein not misleading, provided, that no representation or warranty is made by Purchaser with respect to information supplied in writing by Company or any of its Subsidiaries specifically for inclusion therein. The portions of the Proxy Statement and the Registration Statement relating to Purchaser and its Subsidiaries and other portions within the reasonable control of Purchaser will comply as to form in all material respects with the requirements of the Exchange Act and the Securities Act, respectively.

Section 4.7 Absence of Certain Changes or Events. Since December 31, 2013: (a) Purchaser and its Subsidiaries have conducted their businesses only in the ordinary course consistent with past practice; and (b) there has not been any change, event or development or prospective change, event or development that, individually or taken together with all other facts, circumstances and events (described in any Section of Article IV or otherwise), has had or would reasonably be expected to have a Purchaser Material Adverse Effect.

Section 4.8 Litigation. There is no Action, whether judicial, arbitral, administrative or other, pending or, to the Knowledge of Purchaser, threatened against or affecting Purchaser or any of its Subsidiaries, any of their respective properties or assets, or any present or former officer, director or employee of Purchaser or any of its Subsidiaries in such individual’s capacity as such (and Purchaser is not aware of any basis for any such Action), other than Actions that, individually or in the aggregate, have not had a Purchaser Material Adverse Effect. Neither Purchaser nor any of its Subsidiaries nor any of their respective properties or assets is subject to any outstanding judgment, order, injunction, rule or decree of any Governmental Entity that, individually or in the aggregate, has had a Purchaser Material Adverse Effect.

Section 4.9 Compliance with Laws.

(a) Except where any non-compliance, individually or in the aggregate, has not had a Purchaser Material Adverse Effect, Purchaser and each of its Subsidiaries are and, at all times since December 31, 2011, have been in compliance with all Laws applicable to their businesses, operations, properties or assets, including, Sections 23A and 23B of the Federal Reserve Act, the Equal Credit Opportunity Act, the Fair Housing Act, the Community Reinvestment Act, the Truth in Lending Act, the Home Mortgage Disclosure Act and all other applicable fair lending laws and other laws relating to discriminatory business practices, the Bank Secrecy Act of 1970 (12 U.S.C. §§1730(d) and 1829(b)), any sanctions administered by the Office of Foreign Assets Control of the United States Treasury Department, the United States Foreign Corrupt Practices Act and the International Money Laundering Abatement and Anti-Terrorist Financing Act, otherwise known as the USA PATRIOT Act, including the “Know Your Customer” requirements, and all other regulations issued thereunder.

(b) Purchaser and each of its Subsidiaries have in effect, and have at all times held, all material permits, licenses, variances, exemptions, authorizations, operating certificates, franchises, orders and approvals of all Governmental Entities (collectively, “Purchaser Permits”) necessary for them to own, lease or operate their properties and assets and to carry on their businesses and operations as now conducted, and to Purchaser’s Knowledge no suspension or cancellation of any such Purchaser Permits is threatened, and there has occurred no violation of, default (with or without notice or lapse of time or both) under or event giving to others any right of revocation, non-renewal, adverse modification or cancellation of, with or without notice or lapse of time or both, any such Purchaser Permit.

(c) Purchaser is duly registered with the Federal Reserve as a bank holding company under the BHC Act and is qualified with the Federal Reserve as a financial holding company. The deposit accounts of each Purchaser Subsidiary that is a depository institution are insured by the FDIC through the Deposit Insurance Fund to the fullest extent permitted by Law, and all premiums and assessments required to be paid in connection therewith have been paid when due.

(d) Except as set forth on Section 4.9(d) of the Purchaser Disclosure Letter, since December 31, 2011, neither Purchaser nor any of its Subsidiaries has received any notification or communication from any Governmental Entity (A) asserting that Purchaser or any of its Subsidiaries is in default under any applicable Laws or Purchaser Permits, (B) threatening to revoke any Purchaser Permits, (C) requiring Purchaser or any of its Subsidiaries to enter into or consent to the issuance of a cease and desist order, formal or written agreement, directive, commitment, memorandum of understanding, board resolution, extraordinary supervisory letter or other formal or informal enforcement action of any kind that imposes any restrictions on the conduct of Purchaser’s business or that relates to its capital adequacy, its credit or risk management policies, its dividend policy, its management, its business or its operations (any of the foregoing, a “Purchaser Regulatory Agreement”), or (D) threatening or contemplating revocation or limitation of, or which would have the effect of revoking or limiting, FDIC insurance coverage, and neither Purchaser nor any of its Subsidiaries has been advised by any Governmental Entity that such Governmental Entity is contemplating issuing or requesting (or is considering the appropriateness of issuing or requesting) any such judgment, order, injunction, rule, agreement, memorandum of understanding, commitment letter, supervisory letter, decree or similar submission. Neither Purchaser nor any of its Subsidiaries is currently party to or subject to any Purchaser Regulatory Agreement.

Section 4.10 Benefit Plans.

(a) All “employee benefit plans” (within the meaning of section 3(3) of ERISA) and all stock purchase, stock option, severance, employment, change-in-control, fringe benefit, bonus, incentive, deferred compensation and all other employee benefit plans, agreements, programs, policies or other arrangements, whether or not subject to ERISA under which any employee, former employee, director, officer, independent contractor or consultant of Purchaser or its Subsidiaries has any present or future right to benefits or Purchaser or its Subsidiaries has any present or future liability are referred to herein as the “Purchaser Plans.”

(b) With respect to each material Purchaser Plan, to the extent requested by Company, Purchaser has furnished or made available to Purchaser a current, accurate and complete copy thereof and, to the extent applicable: (i) any related trust agreement or other funding instrument, (ii) the most recent determination or opinion letter of the IRS, if applicable, (iii) the most recent summary plan description and (iv) for the most recent year (A) the Form 5500 and attached schedules, (B) audited financial statements and (C) actuarial valuation reports.

(c) With respect to each Purchaser Plan, except to the extent that the inaccuracy of any of the representations set forth in this Section 4.10, individually or in the aggregate, have not had a Purchaser Material Adverse Effect:

(i) each Purchaser Plan has been established and administered in accordance with its terms and in compliance with the applicable provisions of ERISA and the Code, and all contributions required to be made under the terms of any Purchaser Plan have been timely made;

(ii) each Purchaser Plan intended to be qualified under Section 401(a) of the Code (A) has received a favorable determination, advisory and/or opinion letter, as applicable, from the IRS that it is so qualified and, to the Knowledge of Purchaser, nothing has occurred since the date of such letter that would reasonably be expected to cause the loss of such qualified status of such Purchaser Plan or (B) is a volume submitter or prototype plan whose sponsor obtained a favorable opinion letter and on which letter Purchaser is permitted to rely; and

(iii) there is no Action (including any investigation, audit or other administrative proceeding) by the Department of Labor, the PBGC, the IRS or any other Governmental Entity or by any plan participant or beneficiary pending, or to the Knowledge of Purchaser, threatened, relating to Purchaser Plans, any fiduciaries thereof with respect to their duties to Purchaser Plans or the assets of any of the trusts under any Purchaser Plans (other than routine claims for benefits) nor, to the Knowledge of Purchaser, are there facts or circumstances that exist that could reasonably give rise to any such Actions.

(d) No Purchaser Plan is subject to Title IV of ERISA or is a multiemployer plan under Subtitle E of Title IV of ERISA.

(e) No Purchaser Plan could cause the Purchaser or any of its Subsidiaries to incur any current or projected liability in respect of post-employment or post-retirement health, medical, or life insurance benefits for current, former, or retired employees of the Purchaser or any of its Subsidiaries (except as may be required under individual employment agreements, which would not, individually or in the aggregate, have a Purchaser Material Adverse Effect, and except as may be required under individual employment agreements, which would not, individually or in the aggregate, have a Purchaser Material Adverse Effect and except as required to avoid an excise tax under Section 4980B of the Code or otherwise except as may be required by applicable Law).

Section 4.11 Labor Matters.

(a) There are no collective bargaining agreements or other labor union contracts, agreements or understandings applicable to any employees of Purchaser or any of its Subsidiaries. There is no labor dispute, strike, work stoppage or lockout, or, to the Knowledge of Purchaser, threat thereof, by or with respect to any employees of Purchaser or any of its Subsidiaries, and there has been no labor dispute, strike, work stoppage or lockout in the previous three years. To the Knowledge of Purchaser, there are no organizational efforts with respect to the formation of a collective bargaining unit presently being made or threatened involving employees of Purchaser or any of its Subsidiaries. Neither Purchaser nor any of its Subsidiaries has engaged or is engaging in any unfair labor practice. Purchaser and its subsidiaries are in substantial compliance with all applicable laws respecting employment and employment practices, terms and conditions of employment, wages, hours of work and occupational safety and health, except where the failure to comply therewith, individually or in the aggregate, has not and would not reasonably be expected to adversely interfere in any material respect with the conduct of Purchaser’s or any of its Subsidiaries’ business. No proceeding asserting that Purchaser or any of its Subsidiaries has committed an unfair labor practice (within the meaning of the National Labor Relations Act of 1935) or seeking to compel Purchaser or any of its Subsidiaries to bargain with any labor organization as to wages or conditions of employment is pending or, to the Knowledge of Purchaser, threatened with respect to Purchaser or any of its Subsidiaries before the National Labor Relations Board, the Equal Employment Opportunity Commission or any other Governmental Entity.

(b) Neither Purchaser nor any of its Subsidiaries is a party to, or otherwise bound by, any consent decree with, or citation by, any Governmental Entity relating to employees or employment practices. None of Purchaser, any of its Subsidiaries or any of its or their executive officers has received within the past three years any written notice of intent by any Governmental Entity responsible for the enforcement of labor or employment laws to conduct an investigation relating to Purchaser or any of its Subsidiaries and, to the Knowledge of Purchaser, no such investigation is in progress.

Section 4.12 Environmental Matters. Except as, individually or in the aggregate, has not had a Purchaser Material Adverse Effect, to the Knowledge of Purchaser: (i) neither Purchaser’s conduct nor its operation or the conduct or operation of its Subsidiaries nor any condition of any property presently or previously owned, leased or operated by any of them (including in a fiduciary or agency capacity), violates or has violated Environmental Laws; (ii) there has been no release of any Hazardous Substance by Purchaser or any of its Subsidiaries in any manner that has given or would reasonably be expected to give rise to any remedial obligation, corrective action requirement or liability under applicable Environmental Laws; (iii) neither Purchaser nor any of its Subsidiaries has received any written claims, notices, demand letters or requests for information (except for such claims, notices, demand letters or requests for information the subject matter of which has been resolved prior to the date of this Agreement) from any Governmental Entity or any other Person asserting that Purchaser or any of its Subsidiaries or the operation or condition of any property ever owned, leased, operated or held as collateral or in a fiduciary capacity by any of them are or were in violation of or otherwise are alleged to have liability under any Environmental Law, including responsibility (or potential responsibility) for the cleanup or other remediation of any pollutants, contaminants or hazardous or toxic wastes, substances or materials at, on, beneath or originating from any such property; (iv) no Hazardous Substance has been disposed of, arranged to be disposed of, released or transported in violation of any applicable Environmental Law, or in a manner that has given rise to, or that would reasonably be expected to give rise to, any liability under any Environmental Law, from any current or former properties or facilities while owned or operated by Purchaser or any of its Subsidiaries or as a result of any operations or activities of Purchaser or any of its Subsidiaries at any location, and no other condition has existed or event has occurred with respect to Purchaser or any of its Subsidiaries or any such properties or facilities that, with notice or the passage of time, or both, would be reasonably likely to result in liability under Environmental Laws, and, to the Knowledge of Purchaser, Hazardous Substances are not otherwise present at or about any such properties or facilities in amount or condition that has resulted in or would reasonably be expected to result in liability to Purchaser or any of its Subsidiaries under any Environmental Law; (v) neither Purchaser, its Subsidiaries nor any of their respective properties or facilities are subject to, or are, to Purchaser’s Knowledge, threatened to become subject to, any liabilities relating to any suit, settlement, court order, administrative order, regulatory requirement, judgment or claim asserted or arising under any Environmental Law or any agreement relating to environmental liabilities; and (vi) no property on which Purchaser or any of its Subsidiaries holds a Lien violates or violated any Environmental Law and no condition has existed or event has occurred with respect to any such property that, with notice or the passage of time, or both, is reasonably likely to result in liability under any Environmental Law.

Section 4.13 Taxes.

(a) All material Tax Returns required to have been filed by or with respect to Purchaser or its Subsidiaries have been timely filed (taking into account any extension of time to file granted or obtained), and such Tax Returns are accurate and complete in all material respects. All Taxes shown to be payable on such Tax Returns have been paid or will be timely paid and all other material Taxes required to be paid by Purchaser or its Subsidiaries have been paid or will be timely paid. Except as set forth on Section 4.13(a) of Purchaser Disclosure Letter, no deficiency for any material amount of Tax has been asserted or assessed by a Governmental Entity in writing against Purchaser or any of its Subsidiaries that has not been satisfied by payment, settled or withdrawn. There are no Tax Liens on the assets of Purchaser or any of its Subsidiaries (except for statutory Liens for Taxes not yet due and payable). There are no outstanding waivers or agreements extending the period for assessment of Taxes for any period with respect to any Tax to which Purchaser or any of its Subsidiaries may be subject. All Taxes not yet due and payable by Purchaser or its Subsidiaries (or any other corporation merged into or consolidated with Purchaser) have been, in all material respects, properly accrued on the most recent Purchaser SEC Documents in accordance with GAAP. None of Purchaser or its Subsidiaries is a party to or bound by or has any obligation under any Tax allocation sharing or similar agreement or arrangement (other than an agreement or arrangement solely among members of a group the common parent of which is Purchaser or any of its Subsidiaries).

(b) Purchaser and its Subsidiaries have complied in all material respects with all applicable Laws relating to the payment and withholding of Taxes (including withholding of Taxes pursuant to Sections 1441, 1442, 3121 and 3402 of the Code and similar provisions under any other domestic or foreign tax Laws) and have, within the time and the manner prescribed by Law, withheld from and paid over to the proper Governmental Entities all amounts required to be so withheld and paid over under applicable Laws. The Purchaser and each of its Subsidiaries have complied in all material respects with all information reporting requirements imposed by the Code (and similar provisions under any other domestic or foreign tax laws).

(c) Except as set forth on Section 4.13(c) of Purchaser Disclosure Letter, as of the date of this Agreement, there are no audits, claims or controversies now pending, or to the Knowledge of Purchaser, threatened in writing against or with respect to Purchaser or any of its Subsidiaries with respect to any material Tax or failure to file any Tax Return.

(d) Neither Purchaser nor any of its Affiliates has taken or agreed to take any action that would prevent the Merger from qualifying as a reorganization within the meaning of Section 368(a). Purchaser is not aware of any agreement, plan, or other circumstance or reason that would prevent the Merger from qualifying as a reorganization within the meaning of Section 368(a) of the Code.

(e) Neither Purchaser nor any of its Subsidiaries has been a party to any distribution occurring in the last five years in which the parties to such distribution treated the distribution as one to which Section 355 of the Code applied.

(f) Neither Purchaser nor any of its Affiliates has elected or is required to defer payment of amounts from a foreign entity which will be subject to the provisions of Section 457A.

(g) No unresolved written claim has been made by any Governmental Entity that Purchaser or any of its Subsidiaries (or the income or assets of Purchaser or any of its Subsidiaries) may be subject to taxation by a jurisdiction where Tax Returns are not filed by or on behalf of Purchaser or any of its Subsidiaries (or its income or assets), and

(h) Neither Purchaser nor any of its Subsidiaries has participated in or has any liability or obligation with respect to any “listed transaction” within the meaning of Treasury Regulations Section 1.6011-4 or is a material advisor as defined in Section 6111 of the Code.

Section 4.14 Contracts.

(a) Purchaser has filed all Contracts that would be required to be filed by Purchaser as a “material contract” pursuant to Item 601(b)(10) of Regulation S-K under the Securities Act or disclosed by Purchaser on a Current Report on Form 8-K as of the date hereof.

Each Contract of the type described in Section 4.14(a) is referred to herein as an “Purchaser Material Contract.”

(b) (i) Each Purchaser Material Contract is valid and binding on Purchaser and any of its Subsidiaries to the extent such Subsidiary is a party thereto, as applicable, and to the Knowledge of Purchaser, each other party thereto, and is in full force and effect and enforceable in accordance with its terms, except to the extent that validity and enforceability may be limited by applicable bankruptcy, insolvency, moratorium, reorganization or similar Laws affecting the enforcement of creditors’ rights generally or by general principles of equity or by principles of public policy and except where the failure to be valid, binding, enforceable and in full force and effect, individually or in the aggregate, has not had a Purchaser Material Adverse Effect; and (ii) there is no default under any Purchaser Material Contract by Purchaser or any of its Subsidiaries or, to the Knowledge of Purchaser, any other party thereto, and no event or condition has occurred that constitutes, or, after notice or lapse of time or both, would constitute, a default on the part of Purchaser or any of its Subsidiaries or, to the Knowledge of Purchaser, any other party thereto under any such Purchaser Material Contract, nor has Purchaser or any of its Subsidiaries received any written notice of any such default, event or condition, or of any termination or non-renewal of any Purchaser Material Contract, except where any such default, event or condition, or any such termination or non-renewal, individually or in the aggregate, has not had a Purchaser Material Adverse Effect.

Section 4.15 Insurance. Purchaser and its Subsidiaries are insured with reputable insurers against such risks and in such amounts as its management reasonably has determined to be prudent in accordance with industry practices. All the insurance policies, binders or bonds maintained by Purchaser or its Subsidiaries are in full force and effect, Purchaser and its Subsidiaries are not in default thereunder and all premiums and other payments due under any such policy have been paid. No written notice of cancellation or termination has been received with respect to any such policy.

Section 4.16 Real and Personal Property.

(a) Purchaser or one of its Subsidiaries has good and valid title to, or in the case of leased property and leased tangible assets, a valid leasehold interest in, all of its material real properties and tangible assets, free and clear of all Liens other than Permitted Liens.

(b) Each of Purchaser and its Subsidiaries has complied with the terms of all leases to which it is a party, and all such leases are in full force and effect, except for any such noncompliance or failure to be in full force and effect that, individually or in the aggregate, has not had a Purchaser Material Adverse Effect.

This Section 4.16 does not relate to Intellectual Property, which is the subject of Section 4.17.

Section 4.17 Intellectual Property.

(a) Except as, individually or in the aggregate, has not had a Purchaser Material Adverse Effect, (i) all Purchaser Registered IP (other than patent applications or applications to register trademarks) is, to the Knowledge of Purchaser, valid and enforceable and (ii) no Purchaser Registered IP is involved in any interference, reissue, reexamination, opposition, cancellation or similar proceeding and, to the Knowledge of Purchaser, no such action is or has been threatened with respect to any of Purchaser Registered IP.

(b) Except as, individually or in the aggregate, has not had a Purchaser Material Adverse Effect, Purchaser or its Subsidiaries own exclusively (such exclusive right excluding any licenses granted by Purchaser or its Subsidiaries), free and clear of any and all Liens (other than Permitted Liens), all Purchaser Registered IP and all other Intellectual Property that is material to the businesses of Purchaser or any of its Subsidiaries other than Intellectual Property owned by a third party that is licensed to Purchaser or a Subsidiary thereof pursuant to an existing license agreement and used by Purchaser or such Subsidiary within the scope of such license.

(c) Each of Purchaser and its Subsidiaries has taken all reasonable steps to protect and maintain its rights in its Intellectual Property and maintain the confidentiality of all information of Purchaser or its Subsidiaries that derives economic value (actual or potential) from not being generally known to other Persons who can obtain economic value from its disclosure or use, including safeguarding any such information that is accessible through computer systems or networks.

(d) To the Knowledge of Purchaser, none of the activities or operations of Purchaser or any of its Subsidiaries (including the use of any Intellectual Property in connection therewith) have infringed upon, misappropriated or diluted in any material respect any Intellectual Property of any third party and neither Purchaser nor any of its Subsidiaries has received any notice or claim asserting or suggesting that any such infringement, misappropriation, or dilution is or may be occurring or has or may have occurred, except where any such infringement, misappropriation or dilution, individually or in the aggregate, has not had a Purchaser Material Adverse Effect. To Purchaser’s Knowledge, no third party is misappropriating, infringing, or diluting in any material respect any Intellectual Property owned by or exclusively licensed to Purchaser or any of its Subsidiaries that is material to any of the businesses of Purchaser or any of its Subsidiaries. To Purchaser’s Knowledge, no Intellectual Property owned by or exclusively licensed to Purchaser or any of its Subsidiaries that is material to any of the businesses of Purchaser or any of its Subsidiaries is subject to any outstanding order, judgment, decree or stipulation restricting or limiting in any material respect the use or licensing thereof by Purchaser or any of its Subsidiaries.

(e) To the Knowledge of Purchaser, its IT Assets operate and perform in all material respects in accordance with their documentation and functional specifications and otherwise as required by Purchaser in connection with its business, and no IT Assets that are material to the business of Purchaser or any of its Subsidiaries or to any of their operations, have materially malfunctioned or materially failed within the last three years. Purchaser and its Subsidiaries take all reasonable actions to protect and maintain the confidentiality and security of the IT Assets (and all information stored or contained therein or transmitted thereby) against any unauthorized use, access, interruption, modification or corruption. Purchaser and its Subsidiaries have implemented commercially reasonable data backup, data storage, system redundancy and disaster avoidance and recovery procedures with respect to the IT Assets, in each case, that is consistent with customary industry practice.

Section 4.18 State Takeover Statutes and Takeover Provisions. Assuming the accuracy of Company’s representation and warranty contained in the last sentence of Section 3.19, Purchaser has taken all action required to be taken by it in order to exempt this Agreement and the transactions contemplated hereby from, and this Agreement and the transactions contemplated hereby are exempt from, the requirements of any Takeover Laws. Purchaser is not an “interested shareholder” (within the meaning of Section 14-2-1110(11) of the GBCC) of Company or the beneficial owner (directly or indirectly) of more than ten percent (10%) of the outstanding capital stock of Company entitled to vote in the election of Company’s directors.

Section 4.19 Brokers. No broker, investment banker, financial advisor or other Person, other than, BSP Securities, LLC, a subsidiary of Banks Street Partners, LLC, the fees and expenses of which will be paid by Purchaser, is entitled to any broker’s, finder’s, financial advisor’s or other similar fee or commission in connection with the transactions contemplated by this Agreement based upon arrangements made by or on behalf of Purchaser or any of its Affiliates.

Section 4.20 Community Reinvestment Act Compliance. Purchaser Bank is an insured depositary institution and has complied in all material respects with the CRA and the rules and regulations thereunder, and has a composite CRA rating of not less than “satisfactory.”

Section 4.21 No Additional Representations.

(a) Except for the representations and warranties made by Purchaser in this Article IV, neither Purchaser, its Subsidiaries nor any other Person makes any express or implied representation or warranty with respect to Purchaser, its Subsidiaries or their respective businesses, operations, assets, liabilities, conditions (financial or otherwise) or prospects, and each of Purchaser and Purchaser hereby disclaims any such other representations or warranties. In particular, without limiting the foregoing disclaimer, none of Purchaser, its Subsidiaries or any other Person makes or has made any representation or warranty to Company or any of its Affiliates or Representatives with respect to (i) except for the representations and warranties made by Purchaser in this Article IV, any financial projection, forecast, estimate, budget or prospect information relating to Purchaser, any of its Subsidiaries or their respective businesses or (ii) except for the representations and warranties made by Purchaser in this Article IV, any oral or written information presented to Company or any of its Affiliates or Representatives in the course of their due diligence investigation of Purchaser, the negotiation of this Agreement or in the course of the transactions contemplated hereby.

(b) Notwithstanding anything contained in this Agreement to the contrary, Purchaser acknowledges and agrees that neither Company nor any other Person has made or is making any representations or warranties relating to Company whatsoever, express or implied, beyond those expressly given by Company in Article III hereof, including any implied representation or warranty as to the accuracy or completeness of any information regarding Company furnished or made available to Purchaser, its Subsidiaries or any of their respective Representatives.

ARTICLE V

COVENANTS

Section 5.1 Conduct of Business by Company. During the period from the date of this Agreement to the Effective Time, except as consented to in writing in advance by Purchaser, such consent not to be unreasonably withheld or delayed, or as otherwise specifically required by this Agreement or as set forth in Section 5.1 of the Company Disclosure Letter, Company shall, and shall cause each of its Subsidiaries to, carry on its business in the ordinary course consistent with past practice and use commercially reasonable efforts to preserve intact its business organization, maintain in effect all existing Permits, preserve its, books, records, assets, rights, franchises and other properties in good repair and condition and preserve its relationships with customers, suppliers and others having business dealings with it. In addition to and without limiting the generality of the foregoing, during the period from the date of this Agreement to the Effective Time, except as set forth in Section 5.1 of the Company Disclosure Letter or as specifically required by this Agreement, Company shall not, and shall not permit any of its Subsidiaries, without Purchaser’s prior written consent, such consent not to be unreasonably withheld or delayed, to:

(a) amend, authorize or propose to amend its articles of incorporation or bylaws (or similar organizational documents);

(b) (i) set any record or payment dates for, or make, declare, pay or set aside for payment, any dividend on or in respect of, or declare or make any distribution (whether in cash, stock or property) on any shares of its capital stock or other equity interests, other than dividends from a wholly owned Subsidiary to Company or another wholly owned Subsidiary of the Company, in any case in accordance with all applicable regulatory requirements, (ii) purchase, redeem or otherwise acquire shares of capital stock or other equity interests or voting securities of Company or its Subsidiaries or any options, warrants, or rights to acquire any such shares or other equity interests or voting securities, or (iii) split, combine, reclassify or otherwise amend the terms of any of its capital stock or other equity interests or voting securities or issue or authorize the issuance of any other securities in respect of, in lieu of or in substitution for shares of its capital stock or other equity interests, except in the case of clauses (ii) and (iii), for the issuance of shares of Company Common Stock upon the exercise or settlement of the Company Stock Options or Company Stock Awards (x) outstanding on the date of this Agreement, or (y) permitted to be issued under this Section 5.1, in each case, in accordance with their terms;

(c) issue, deliver, sell, grant, pledge or otherwise encumber or subject to any Lien any shares of its capital stock or other equity interests or any securities convertible into, or exchangeable for, or any rights, warrants or options to acquire, any such shares or other equity interests or voting securities, or any stock appreciation rights, “phantom” stock rights, performance units, rights to receive shares of capital stock of Company on a deferred basis or other rights linked to the value of shares of Company Common Stock, including pursuant to Contracts as in effect on the date hereof, other than the issuance of shares of Company Common Stock upon the exercise or settlement of the Company Warrant, Company Stock Options or Company Stock Awards outstanding on the date of this Agreement, in each case in accordance with their terms as in effect on such date;

(d) (i) except as set forth in Section 5.10(a) of Company Disclosure Schedule, hire or promote any employee, provided, that Company may hire at-will, non-officer employees at an annual rate of compensation of $45,000 or less to fill vacancies that may from time to time arise in the ordinary course of business consistent with past practice or (ii) grant any salary or wage increase or increase any employee benefit, including the grant of any incentive stock awards, incentive or bonus payments or increase in incentive or bonus payment opportunity (or, with respect to any of the preceding, communicate any intention to take such action), except (A) to make changes that are required by applicable Law or (B) to satisfy contractual obligations existing as of the date hereof under any Company Plans set forth in Section 3.11(a) of the Company Disclosure Letter; (C) to accrue bonuses on a monthly basis at a rate of one-twelfth of the aggregate amount accrued during the year ending December 31, 2014, (D) to time bonus payments consistent with past practices, (E) to grant salary merit raises consistent with salary merit raises granted during the year ending December 31, 2014, and (F) to continue to time salary merit raises based on anniversary dates consistent with dates of such raises during the year ending December 31, 2014;

(e) except as provided in Section 2.7, enter into, establish, adopt, amend, modify or renew any Company Plan, or any trust agreement (or similar arrangement) related thereto, in respect of any director, officer or employee, take any action to accelerate the vesting or exercisability of Company Stock Options, Company Stock Awards or other compensation or benefits payable under any Company Plans, fund or in any other way secure or fund the payment of compensation or benefits under any Company Plan, change the manner in which contributions to and accruals under any Company Plan are made or determined, or add any new participants to or increase the principal sum of any non-qualified retirement plans (or, with respect to any of the preceding, communicate any intention to take such action), except as may be required by applicable Law, or (2) to satisfy contractual obligations existing as of the date hereof, including pursuant to the terms of any Company Plan set forth in Section 3.11(a) of the Company Disclosure Letter;

(f) sell, license, lease, transfer, mortgage, encumber or otherwise dispose of or discontinue any of its rights, assets, deposits, business or properties, except for sales of Loans and sales of investment securities in the ordinary course of business consistent with past practice and pledges of assets to secure public deposits and cash management sweeps in the ordinary course of business consistent with past practice;

(g) (1) make any acquisition of or investment in any other Person, by purchase or other acquisition of stock or other equity interests, by merger, consolidation, asset purchase or other business combination, or by formation of any joint venture or other business organization or by contributions to capital or (2) make any purchases or other acquisitions of any debt securities, property or assets (including any investments or commitments to invest in real estate or any real estate development project) in or from any person other than a wholly owned subsidiary of Company; except for (A) foreclosures and other similar acquisitions in connection with securing or collecting debts previously contracted, (B) in a fiduciary or similar capacity in the ordinary and usual course of business consistent with past practice (C) Loans purchased or extended in accordance with Section 5.1(p) and purchases of investment securities for portfolio management purposes;

(h) adopt or enter into a plan of complete or partial liquidation, dissolution, restructuring, capitalization or other reorganization;

(i) other than in the ordinary course of business consistent with past practice, (i) modify, amend, terminate, fail to renew, cancel or extend any Company Material Contract or expressly waive any material benefits under any Company Material Contract or (ii) enter into any Contract that if in effect on the date hereof would be a Company Material Contract or any agreement with any broker or finder in connection with the Merger and the other transactions contemplated hereby or any lease, license or other contract that is not a material contract but calls for payments of $150,000 or more by Company or its Subsidiaries;

(j) (1) settle any Action against it, except for an Action that is settled in the ordinary course of business consistent with past practice in an amount and for consideration not in excess of $75,000 and that would not impose any non-monetary restriction on the business of it or its Subsidiaries or, after the Effective Time, Purchaser or its Subsidiaries or (2) waive or release any material rights or claims, or agree or consent to the issuance of any injunction, decree, order or judgment restricting or otherwise affecting its business or operations;

(k) change its financial accounting methods, principles or practices, except insofar as may have been required by a change in GAAP or applicable Law and as approved in writing by Company’s independent public accountants;

(l) charge-off (except as may other be required by applicable Law or by any Governmental Entity or by GAAP) any material credit, or make or enter into any commitments to make any credit which varies materially from its written credit policies, copies of which have been made available to Purchaser;

(m) reduce its reserve for loan losses below $6.0 million, except as may be required by Law, Governmental Entity or GAAP;

(n) settle or compromise any material liability for Taxes, amend any material Tax Return, make or change any material Tax election, file any material Tax Return in a manner inconsistent with past practice, adopt or change in any material respect any method of accounting for Tax purposes, agree to an extension or waiver of the statute of limitations with respect to the assessment or determination of Taxes, enter into any closing agreement with respect to any Tax or surrender any right to claim a Tax refund;

(o) knowingly take, or knowingly omit to take, any action that would, or is reasonably likely to, prevent or impede the Merger from qualifying as a reorganization within the meaning of Section 368(a) of the Code or any action that is reasonably likely to result in any of the conditions set forth in Article VI not being satisfied in a timely manner, in each case except (with prior notice to Purchaser) as may be required by applicable Law;

(p) except for Loans or commitments for Loans that have previously been approved by Company prior to the date hereof, make or acquire any Loan or issue a commitment (or renew or extend an existing commitment) for (1) any new secured Loan (or any increase in such a loan) in excess of $3,000,000 in the aggregate to a single borrower, or any new unsecured Loan (or any increase in such a loan) in excess of $1,000,000 in the aggregate to a single borrower, (2) any Loan that is not made in conformity, in all material respects, with Company’s ordinary course lending policies and guidelines in effect as of the date hereof, or (3) any Loan renewal, other than a renewal with the same collateral, guarantors, materially similar financials and ratios and term (not to exceed the lesser of such Loan’s original term or five (5) years, except as required by applicable law). No additional funds shall be extended to a Loan classified as “criticized,” and no “criticized” Loan shall be renewed beyond 90 days. For purposes of this Section 5.1(p), a “criticized” Loan means any Loan classified as special mention, substandard, substandard non-accrual, doubtful or a Troubled Debt Restructuring (“TDR”);

(q) (1) Make any capital expenditures in excess of $50,000 in the aggregate (2) incur any indebtedness for borrowed money with a maturity longer than three months or assume, guarantee, endorse or otherwise as an accommodation become responsible for the long-term indebtedness of any other Person (other than deposits and similar liabilities in the ordinary course of business consistent with past practice and indebtedness of Company’s Subsidiaries to the Company) or (3) enter into any securitizations of loans or create any special purpose funding or variable interest entity;

(r) enter into any new line of business or change its lending, investment, risk and asset-liability management and other material banking or operating policies in any material respect;

(s) foreclose on or take a deed or title to any real estate other than single-family residential properties without first conducting a Phase I environmental assessment of the property that satisfies the requirements of the all appropriate inquiries standard of CERCLA §101(35), 42 U.S.C. §9601(35), or foreclose on or take a deed or title to any real estate other than single-family residential properties if such environmental assessment indicates the presence of a hazardous, toxic, radioactive or dangerous materials or other materials regulated under Environmental Laws;

(t) permit the commencement of any construction of new structures or facilities upon, or purchase or lease any real property in respect of any branch office or other facility, or make application for the opening, relocation or closing of any, or open, relocate or close any, branch office or other facility;

(u) except pursuant to agreements or arrangements in effect on the date hereof and previously provided to Purchaser, pay, loan or advance any amount to, or sell, transfer or lease any properties, rights or assets (real, personal or mixed, tangible or intangible) to, or enter into any agreement or arrangement with, any of its officers or directors or any of their family members, or any affiliates or associates (as such term is defined under the Exchange Act) of any of its officers or directors other than Loans originated in the ordinary course of the business of Company, in the case of any such agreements or arrangements relating to compensation, fringe benefits, severance or termination pay or related matters, only as otherwise permitted pursuant to this Section 5.1;

(v) materially change its investment securities portfolio policy, or the manner in which the portfolio is classified or reported, or invest in any mortgage-backed or mortgage related securities which would be considered “high-risk” securities under applicable regulatory pronouncements;

(w) make any material changes in its policies and practices with respect to (1) underwriting, pricing, originating, acquiring, selling, servicing, or buying or selling rights to service Loans or (2) its hedging practices and policies;

(x) introduce any material new products or services, any material marketing campaigns or any material new sales compensation or incentive programs or arrangements;

(y) fail to use commercially reasonable efforts to take any action that is required by a Company Regulatory Agreement, or willfully take any action that violates a Company Regulatory Agreement;

(z) except as otherwise expressly permitted elsewhere in this Section 5.1, engage or participate in any material transaction (other than furnishing information and participating in discussions to the extent permitted by Section 5.3) or incur or sustain any material obligation, in each case, other than in the ordinary course of business consistent with past practice; or

(aa) enter into any Contract or otherwise agree or commit to take any of the foregoing actions.

Section 5.2 Conduct of Business by Purchaser. During the period from the date of this Agreement to the Effective Time, except as consented to in writing in advance by Company, such consent not to be unreasonably withheld or delayed, or as otherwise specifically required by this Agreement or as set forth in Section 5.2 of the

Purchaser Disclosure Letter, Purchaser and its Subsidiaries shall use commercially reasonable efforts to preserve intact its business organization, maintain in effect all existing Permits, preserve its assets, rights, franchises and properties in good repair and condition, and preserve its relationships with customers, suppliers and others having business dealings with it (it being understood that Purchaser’s pursuit, negotiation and consummation of other acquisitions and capital raising transactions shall not violate this Section 5.2). In addition to and without limiting the generality of the foregoing, during the period from the date of this Agreement to the Effective Time, except as set forth in Section 5.2 of Purchaser’s Disclosure Letter or as specifically required by this Agreement, Purchaser and Purchaser Bank shall not, without Company’s prior written consent, such consent not to be unreasonably withheld or delayed:

(a) adopt or enter into a plan of complete or partial liquidation or dissolution;

(b) knowingly take, or knowingly omit to take, any action that would, or is reasonably likely to, prevent or impede the Merger from qualifying as a reorganization within the meaning of Section 368(a) of the Code or any action that is reasonably likely to result in any of the conditions set forth in Article VI not being satisfied in a timely manner, in each case except (with prior notice to Company) as may be required by applicable Law;

(c) knowingly take any action that is intended or may reasonably be expected to result in the termination of this Agreement or any of the conditions to the Merger set forth in Article VI not being satisfied;

(d) knowingly take any action that would be reasonably expected to prevent, materially impede, materially impact or materially delay the ability of the parties to obtain any Requisite Regulatory Approval required for consummation of the Merger; or

(e) make, declare, pay or set aside for payment any extraordinary dividend.

Section 5.3 No Solicitation by Company.

(a) Company shall not and shall cause its Subsidiaries and their directors, officers and employees not to, and shall use and cause its Subsidiaries to use their reasonable best efforts to cause their respective other Representatives not to, directly or indirectly, (i) solicit, initiate, endorse, or knowingly encourage or facilitate (including by way of furnishing non-public information) any inquiry, proposal or offer with respect to, or the making or completion of, any Company Acquisition Proposal, or any inquiry, proposal or offer (whether firm or hypothetical) that is reasonably likely to lead to any Company Acquisition Proposal, (ii) enter into, continue or otherwise participate in any discussions or negotiations regarding, or furnish to any Person any non-public information or data with respect to, any Company Acquisition Proposal, (iii) approve or recommend any Company Acquisition Proposal, or (iv) approve or recommend, or propose publicly to approve or recommend, or execute or enter into, any letter of intent, memorandum of understanding, agreement in principle, acquisition agreement, merger agreement, option agreement, joint venture agreement, partnership agreement or other agreement (each, a “Company Alternative Acquisition Agreement”). Company shall, and shall cause each of its Subsidiaries and the Representatives of Company and its Subsidiaries to, (A) immediately cease and cause to be terminated all existing discussions or negotiations with any Person conducted heretofore with respect to any Company Acquisition Proposal, (B) request the prompt return or destruction of all confidential information previously furnished in connection therewith and (C) not terminate, waive, amend, release or modify any provision of any confidentiality or standstill agreement relating to any Company Acquisition Proposal to which it or any of its Affiliates or Representatives is a party, and shall enforce the provisions of any such agreement. Notwithstanding the foregoing, if at any time following the date of this Agreement and prior to obtaining the Company Shareholder Approval, (1) Company receives an unsolicited written Company Acquisition Proposal that the Company Board believes in good faith to be bona fide, (2) such Company Acquisition Proposal was not the result of a material violation of this Section 5.3(a), (3) the Company Board determines in good faith (after consultation with outside counsel and its financial advisor) that such Company Acquisition Proposal constitutes or is reasonably likely to result in to a Company Superior Proposal and (4) the Company Board determines in good faith (after consultation with outside counsel) that the failure to take the actions referred to in clause (x) or (y) of this Section 5.3(a) would violate its fiduciary duties under applicable Law, then Company may (and may authorize its Subsidiaries and its and their Representatives to) (x) furnish non-public information with respect to Company and its Subsidiaries to the Person making such Company Acquisition Proposal (and its Representatives) pursuant to a customary confidentiality agreement containing terms substantially similar to, and no less favorable to Company than, those set forth in the Confidentiality Agreement; provided, that any non-public information provided to any Person given such access shall have previously been provided to Purchaser or shall be provided to Purchaser prior to or concurrently with the time it is provided to such Person, (y) participate in discussions or negotiations with the Person making such Company Acquisition Proposal (and such Person’s Representatives) regarding such Company Acquisition Proposal.

(b) Neither the Company Board nor any committee thereof shall (i) (A) withdraw (or modify or qualify in any manner adverse to Purchaser) or refuse to make the Company Recommendation, or (B) adopt, approve, recommend, endorse or otherwise declare advisable the adoption of any Company Acquisition Proposal (each such action set forth in this Section 5.3(b)(i) being referred to herein as a “Company Adverse Recommendation Change”), or (ii) cause or permit Company or any of its Subsidiaries to enter into any letter of intent, memorandum of understanding, agreement in principle, acquisition agreement, merger agreement, option agreement, joint venture agreement, partnership agreement or other agreement (each, a “Company Alternative Acquisition Agreement”) constituting or related to, or which is intended to or is reasonably likely to result in, any Company Acquisition Proposal (other than a confidentiality agreement permitted by the terms of Section 5.3(a)). Notwithstanding the foregoing, at any time prior to obtaining the Company Shareholder Approval, the Company Board may, if the Company Board determines in good faith (after consultation with outside counsel) that the failure to do so would violate its fiduciary duties under applicable Law, taking into account all adjustments to the terms of this Agreement that may be offered by Purchaser pursuant to this Section 5.3(b), make a Company Adverse Recommendation Change; provided, that Company shall not make any Company Adverse Recommendation Change in response to a Company Acquisition Proposal unless (A) Company shall not have breached this Section 5.3 in any material respect and (B) if and only if:

(i) within three (3) Business Days after notice to Purchaser of receipt of a Company Acquisition Proposal pursuant to Section 5.3(c) of this Agreement (that did not result from a breach of Section 5.3), the Company Board determines in good faith (after consultation with outside counsel and its financial advisor) that such Company Acquisition Proposal is, or is reasonably likely to result in, a Company Superior Proposal and such Company Superior Proposal has been made and has not been withdrawn and continues to be a Company Superior Proposal after taking into account all adjustments to the terms of this Agreement that may be offered by Purchaser pursuant to this Section 5.3;

(ii) within three (3) Business Days after notice to Purchaser of receipt of a Company Acquisition Proposal pursuant to Section 5.3(c) of this Agreement, Company shall give Purchaser at least ten (10) Business Days’ prior written notice of its intention to take such action (which notice shall specify the material terms and conditions of any such Company Superior Proposal, including the identity of the party making such Company Superior Proposal), and contemporaneously provides an unredacted copy of the relevant proposed transaction agreements with the party making such Company Superior Proposal) to Purchaser;

(iii) prior to effecting such Company Adverse Recommendation Change, Company negotiates, and causes its Representatives to negotiate, in good faith with Purchaser during such notice period to the extent Purchaser wishes to negotiate, to enable Purchaser to revise the terms of this Agreement such that it would cause such Company Superior Proposal to no longer constitute a Company Superior Proposal; and

(iv) Company’s Board of Directors determines, following the final such ten (or five, as applicable) Business Day period (as described below), again determines in good faith, after consultation with such outside legal counsel and such independent financial advisor, that such Company Acquisition Proposal nonetheless continues to constitute a Company Superior Proposal and that failure to take such action would violate their fiduciary duties to Company and Company Shareholders under applicable Law.

In the event of any material change to the terms of such Company Superior Proposal, Company shall, in each case, be required to deliver to Purchaser a new written notice, the notice period shall have recommenced and Company shall be required to comply with its obligations under this Section 5.3 with respect to such new written notice, except that the deadline for such new written notice shall be reduced to five (5) Business Days (rather than ten (10) Business Days referenced in clause (ii) above).

(c) In addition to the obligations of Company set forth in Sections 5.3(a) and (b), Company promptly (and in any event within 24 hours of receipt) shall advise Purchaser in writing in the event Company or any of its Subsidiaries or Representatives receives (i) any Company Acquisition Proposal or (ii) any request for non-public information (other than requests for information in the ordinary course of business consistent with past practice and unrelated to a Company Acquisition Proposal) or to engage in negotiation that is reasonably likely to lead to or that contemplates a Company Acquisition Proposal, in each case together with the material terms and conditions of such Company Acquisition Proposal or request and the identity of the Person making any such Company Acquisition Proposal or request. Company shall keep Purchaser well informed (orally and in writing) in all material respects on a timely basis of the status (including after the occurrence of any material amendment or modification) of any such Company Acquisition Proposal or request and shall provide Purchaser with copies of all material documentation and correspondence related hereto. Without limiting any of the foregoing, Company shall promptly (and in any event within 24 hours) notify Purchaser orally and in writing if it determines to begin providing non-public information or to engage in negotiations concerning a Company Acquisition Proposal pursuant to Sections 5.3(a) or (b) and shall in no event begin providing such information or engaging in such discussions or negotiations prior to providing such notice.

(d) For purposes of this Agreement:

(i) “Company Acquisition Proposal” means, other than the transactions contemplated by this Agreement, any inquiry, proposal or offer with respect to a, or any, tender or exchange offer to acquire 20% or more of the voting power in Company or any of its Subsidiaries, any inquiry, proposal or offer with respect to a merger, consolidation, share exchange or other business combination involving Company or any of its Subsidiaries or any other inquiry, proposal or offer to acquire, license, lease, exchange or transfer in any manner 20% or more of the voting power in, or 20% or more of the business, revenue, net income, assets or deposits of, Company or any of its Subsidiaries, in each case, whether in one or any series of related transactions and whether from one Person or any “group” of Persons (as defined under Section 13(d) of the Exchange Act).

(ii) “Company Superior Proposal” means any unsolicited bona fide written Company Acquisition Proposal (with the percentages set forth in the definition of such term changed from 20% to 50%) that the Company Board determines in good faith (after consultation with outside counsel and its financial advisor), taking into account all legal, financial, regulatory and other aspects of the proposal and the Person (or group of Persons) making the proposal (including any break-up fees, expense reimbursement provisions and conditions to consummation), (A) if consummated would be more favorable to the shareholders of Company from a financial point of view than the transactions contemplated by this Agreement (including taking into account any adjustment to the terms and conditions proposed by Purchaser in response to such proposal pursuant to Section 5.3(a) or otherwise) and (B) if accepted, is reasonably likely to be completed on the terms proposed on a timely basis.

Section 5.4 Preparation of Registration Statement and the Proxy Statement; Company Shareholders’ Meeting.

(a) As soon as practicable following the date of this Agreement, Company and Purchaser shall prepare and file with the SEC the Proxy Statement and Purchaser shall prepare and file with the SEC the Registration Statement, in which the Proxy Statement will be included. Each party will advise the other, promptly after it receives notice thereof, of any request by the SEC to amend the Registration Statement or comments thereon and responses thereto or requests by the SEC for additional information and the parties shall use reasonable best efforts to respond (with the assistance of the other party) as promptly as practicable to any comments of the SEC with respect thereto. Each of Company and Purchaser shall use its reasonable best efforts to have the Registration Statement declared effective under the Securities Act as promptly as practicable after such filing and to keep the Registration Statement effective as long as is necessary to consummate the Merger and the transactions contemplated hereby. Company will use its reasonable best efforts to cause the Proxy Statement to be mailed to Company’s shareholders, as promptly as practicable after the Registration Statement is declared effective under the Securities Act. Purchaser shall also take any action required to be taken under any applicable state or foreign securities Laws in connection with the issuance of Purchaser Common Stock in the Merger, and each party shall furnish all information concerning itself and its shareholders as may be reasonably requested in connection with any such action. Purchaser will advise Company, promptly after it receives notice thereof, of the time when the Registration Statement has become effective or any supplement or amendment has been filed, the issuance of any stop order, the suspension of the qualification of Purchaser Common Stock issuable in connection with the Merger for offering or sale in any jurisdiction, or any request by the SEC to amend the Proxy Statement or the Registration Statement or comments thereon and responses thereto or requests by the SEC for additional information, and Company will advise Purchaser, promptly after it receives notice thereof, of any request by the SEC to amend the Proxy Statement or comments thereon and responses thereto or requests by the SEC for additional information. If prior to the Effective Time any event occurs with respect to Company, Purchaser or any Subsidiary of Company or Purchaser, respectively, or any change occurs with respect to information supplied by or on behalf of Company or Purchaser, respectively, for inclusion in the Proxy Statement or the Registration Statement that, in each case, is required to be described in an amendment of, or a supplement to, the Proxy Statement or the Registration Statement, Company or Purchaser, as applicable, shall promptly notify the other and Purchaser of such event, and Company, Purchaser and as applicable Purchaser shall cooperate in the prompt filing with the SEC of any necessary amendment or supplement to the Proxy Statement and the Registration Statement and, as required by Law, in disseminating the information contained in such amendment or supplement to Company’s shareholders and to Purchaser’s shareholders.

(b) Company shall, as promptly as reasonably practicable after the date the Registration Statement is declared effective, take all action necessary, including as required by and in accordance with the GBCC, the Company Charter and the Company Bylaws to (i) duly call, give notice of, convene and (ii) hold a meeting of its shareholders (the “Company Shareholders’ Meeting”) for the purpose of obtaining the Company Shareholder Approval. Except in the case of a Company Adverse Recommendation Change specifically permitted by Section 5.3(b), Company, through the Company Board, shall take all action necessary to (x) recommend to its shareholders that they adopt this Agreement, the Merger and the other transactions contemplated hereby, (y) include such recommendation in the Proxy Statement and (z) solicit the Company Shareholder Approval. Without limiting the generality of the foregoing, Company agrees that its obligations pursuant to the first sentence of this Section 5.4(b) shall not be affected by the commencement, public proposal, public disclosure or communication to Company or any other Person of any Company Acquisition Proposal or the occurrence of any Company Adverse Recommendation Change. Notwithstanding any Company Adverse Recommendation Change, this Agreement shall be submitted to the shareholders of Company at the Company Shareholders Meeting for the purpose of approving this Agreement and nothing contained herein shall be deemed to relieve Company of such obligation. In addition to the foregoing, Company shall not submit to the vote of its shareholders any Company Acquisition Proposal in addition to or in lieu of the Merger. If the Company Board has effected a Company Adverse Recommendation Change, then the Company Board may submit this Agreement to Company’s shareholders without recommendation (although the resolutions adopting this Agreement as of the date hereof may not be rescinded or amended), in which event the Company Board may communicate the basis for its lack of a recommendation to Company’s shareholders in the Proxy Statement or an appropriate amendment or supplement thereto to the extent required by applicable Law.

Section 5.5 Access to Information; Confidentiality.

(a) Subject to applicable Law, Company shall, and shall cause its Subsidiaries to, afford to Purchaser and its Representatives reasonable access during normal business hours and upon reasonable prior notice, during the period prior to the Effective Time or the termination of this Agreement in accordance with its terms, to all its properties, assets, books, contracts, commitments, personnel and records and, during such period, Company shall, and shall cause its Subsidiaries to, furnish promptly to Purchaser: (i) a copy of each report, schedule, registration statement and other document filed, furnished or received by it during such period pursuant to the requirements of federal or state securities Laws and (ii) all other information concerning its and its Subsidiaries’ business, properties and personnel as the other party may reasonably request (including all Tax Returns); provided, that neither Company nor any of its Subsidiaries shall be required to provide access to or to disclose information where such access or disclosure would, in the reasonable judgment of such party, (A) breach any agreement with any third party, (B) constitute a waiver of the attorney-client or other privilege held by such party or (C) otherwise violate any applicable Law. In the event any of the restrictions in clauses (A) through (C) of the foregoing sentence shall apply, Company shall use its reasonable best efforts to provide appropriate consents, waivers, decrees and approvals necessary to satisfy any confidentiality issues relating to documents prepared or held by third parties (including work papers), the parties will make appropriate alternate disclosure arrangements, including adopting additional specific procedures to protect the confidentiality of sensitive material and to ensure compliance with applicable Laws, including Antitrust Laws. As soon as reasonably practicable after they become available, but in no event more than 30 days after the end of each calendar month ending after the date hereof, Company will furnish to Purchaser (a) consolidated and consolidating financial statements (including balance sheets, statements of operations and stockholders’ equity) of Company and each of its Subsidiaries as of and for such month then ended, (b) internal management financial control reports showing actual financial performance against plan and previous period and (c) any reports provided to the Company Board or any committee thereof relating to the financial performance and risk management of Company. In addition, Company will furnish Purchaser with a copy of each report filed by the Company or any of its Subsidiaries with a Governmental Entity within three (3) business days following the filing thereof.

(b) All such information shall be held confidential in accordance with the terms of the Confidentiality Agreement between Purchaser and Company, dated as of September 2, 2014 (the “Confidentiality Agreement”).

(c) No investigation pursuant to this Section 5.5 or information provided, made available or delivered to Company or Purchaser pursuant to this Agreement (other than the Company Disclosure Letter and the Purchaser Disclosure Letter to the extent explicitly provided therein) shall affect any of the representations, warranties, covenants, rights or remedies, or the conditions to the obligations of, the parties hereunder.

Section 5.6 Reasonable Best Efforts.

(a) Upon the terms and subject to the conditions set forth in this Agreement, each of the parties agrees to use reasonable best efforts to take, or cause to be taken, all actions that are necessary, proper or advisable under this Agreement and applicable Laws to consummate and make effective the Merger and the other transactions contemplated by this Agreement as promptly as practicable, including using reasonable best efforts to resist, contest or defend any Actions (including administrative Actions) challenging the Merger or the completion of the transactions contemplated hereby, including using reasonable best efforts to seek to have vacated, lifted, reversed or overturned any decree, judgment, injunction or other order (whether temporary, preliminary or permanent) that is in effect and that could restrict, prevent or prohibit consummation of the transactions contemplated hereby; provided, that nothing contained herein shall preclude any party from exercising its rights under this Agreement; provided, further, that no party shall be required to take any action pursuant this Section 5.6 if the taking of such action is reasonably likely to result in a condition or restriction having an effect of the type referred to in Section 6.1(b)(2).

(b) The parties shall, and shall cause their respective Subsidiaries to, cooperate and use all reasonable best efforts to prepare as promptly as possible all documentation, to effect all filings and to obtain all permits, consents, approvals and authorizations of Governmental Entities necessary to consummate the transactions contemplated by this Agreement, including, without limitation, the final consent of the FDIC to the assignment, assumption and transfer of all purchase and assumption and related single family shared-loss and commercial shared-loss agreements between Bank Subsidiary and the FDIC, as receiver and acting in its corporate capacity

(the “FDIC Agreements”), to Purchaser and Purchaser Bank, and satisfactory resolution of any outstanding audit or tax adjustment required by the IRS or necessary to comply with applicable legal, regulatory and accounting requirements, and consummation of the Merger (the “Requisite Regulatory Approvals”), and will make all necessary filings in respect of those Requisite Regulatory Approvals as soon as practicable. Each of the parties will have the right to review in advance, and to the extent practicable each will consult with the other, in each case subject to applicable laws relating to the confidentiality of information, all information relating to such party and any of its subsidiaries, that appear in any filing made with or written materials submitted to any Governmental Entity in connection with the Requisite Regulatory Approvals, including without limitation prior Tax Returns that need to be revised or amended. In exercising the foregoing right, each of the parties will act reasonably and as promptly as practicable. Each party agrees that it will consult with the other party with respect to obtaining all material permits, consents, approvals and authorizations of all Governmental Entities necessary or advisable to consummate the transactions contemplated by this Agreement, and each party will keep the other party apprised of the status of material matters relating to completion of the transactions contemplated hereby. The parties shall promptly deliver to each other copies of all filings, correspondence and orders to and from all Governmental Entities in connection with the transactions contemplated hereby, including seeking the Requisite Regulatory Approvals; provided, that each party may redact such information as may reasonably be considered proprietary, sensitive or confidential (including financial projections, business plans or personal information).

(c) Each of the parties hereto shall, upon request, furnish to each other party such necessary information and reasonable assistance as such other party may reasonably request in connection with the foregoing. In exercising the foregoing rights, each of Purchaser and Company shall act reasonably and as promptly as practicable. Subject to applicable Law and the instructions of any Governmental Entity, Company and Purchaser shall keep each other reasonably apprised of the status of matters relating to the completion of the transactions contemplated hereby, including promptly furnishing the other with copies of substantive notices or other substantive written communications received by Company or Purchaser, as the case may be, or any of their respective Subsidiaries, from any Governmental Entity with respect to such transactions.

Section 5.7 Takeover Laws. Each of Company and Purchaser and their respective Boards of Directors shall (a) take no action to cause any Takeover Law to become applicable to this Agreement, the Merger or any of the other transactions contemplated hereby and (b) if any Takeover Law is or becomes applicable to this Agreement, the Merger or any of the other transactions contemplated hereby, use reasonable best efforts to take all action necessary to ensure that the Merger and the other transactions contemplated hereby may be consummated as promptly as practicable on the terms contemplated by this Agreement and otherwise to minimize the effect of such Takeover Law with respect to this Agreement, the Merger and the other transactions contemplated hereby.

Section 5.8 Notification of Certain Matters. Company and Purchaser shall promptly notify each other of (a) any notice or other communication received by such party from any Governmental Entity in connection with the Merger or the other transactions contemplated hereby or from any Person alleging that the consent of such Person is or may be required in connection with the Merger or the other transactions contemplated hereby, if, in any such case, the subject matter of such communication could be material to Company or Purchaser, (b) any Action commenced or, to such party’s Knowledge, threatened against, relating to or involving or otherwise affecting such party or any of its Subsidiaries which, in any such case, relate to the Merger or the other transactions contemplated hereby or (c) any change, condition or event (i) that renders or would reasonably be expected to render any representation or warranty of such party set forth in this Agreement to be untrue or inaccurate to an extent such that the condition set forth in Section 6.2(a) or 6.3(a), as applicable, would not be satisfied if the Closing were to then occur or (ii) that results or would reasonably be expected to result in any failure of such party to comply with or satisfy in any material respect any covenant, condition or agreement (including any condition set forth in Article VI) to be complied with or satisfied by such party hereunder; provided, that no such notification, nor any failure to make such notification, shall affect any of the representations, warranties, covenants, rights or remedies, or the conditions to the obligations of, the parties hereunder.

Section 5.9 Indemnification, Exculpation and Insurance.

(a) Subject to Section 5.9(c), Purchaser agrees that, to the fullest extent permitted under applicable Law, all rights to indemnification, advancement of expenses and exculpation from liabilities for acts or omissions occurring at or prior to the Effective Time, whether asserted or claimed prior to, at or after the Effective Time (including any matter in connection with the transactions contemplated by this Agreement), now existing in favor of the current or former directors, officers or employees of Company or any of its Subsidiaries or fiduciaries of Company or any of its Subsidiaries under Company Plans, (collectively, the “Indemnified Parties”) and to the fullest extent permitted by the GBCC, the Company Charter or Company Bylaws and as in effect as of the date hereof, shall survive the Merger and shall continue in full force and effect in accordance with their terms; provided, that nothing herein shall be construed to limit Purchaser’s ability following the Closing to undertake any type of internal reorganization as it may deem desirable, including liquidating, merging or otherwise taking action with respect to any Subsidiary or Affiliate of Purchaser subject to Sections 5.9(b) to 5.9(e).

(b) Subject to any limitations that may be imposed by applicable Law, for a period of six years from and after the Effective Time, Purchaser shall indemnify and hold harmless each Indemnified Party, and any person who becomes an Indemnified Party between the date hereof and the Effective Time, to the fullest extent permitted by the current provisions regarding indemnification of and the advancement of expenses to Indemnified Parties contained in the GBCC, the Company Charter or the Company Bylaws (or comparable organizational documents) of each of the Company and its Subsidiaries in each case, upon receipt of an undertaking, from such Indemnified Party to repay such advanced expenses if it is determined by a final and nonappealable judgment of a court of competent jurisdiction that such Indemnified Party was not entitled to indemnification hereunder, arising out of matters existing or occurring at or prior to the Effective Time, whether asserted or claimed prior to, at or after the Effective Time based in whole or in part on, or arising in whole or in part out of, or pertaining to (i) the fact that he or she is or was a director or officer of Company, any of its Subsidiaries or any of their respective predecessors or was prior to the Effective Time serving at the request of any such party as a director, officer, employee, trustee or partner of another corporation, partnership, trust, joint venture, employee benefit plan or other entity or (ii) any matters arising in connection with the transactions contemplated by this Agreement, and Purchaser shall also advance expenses as incurred in each case, upon receipt of an undertaking, from such Indemnified Party to repay such advanced expenses if it is determined by a final and nonappealable judgment of a court of competent jurisdiction that such Indemnified Party was not entitled to indemnification hereunder. In the event any claim is asserted within such six-year period, all such rights in respect of any such claim shall continue until disposition thereof.

(c) For a period of six years after the Effective Time, Purchaser shall maintain in effect Company’s current directors’ and officers’ liability insurance covering each Person currently covered by Company’s directors’ and officers’ liability insurance policy (a correct and complete copy of which has been heretofore made available to Purchaser) for acts or omissions occurring prior to the Effective Time; provided, that in no event shall Purchaser be required to expend annually in the aggregate an amount in excess of 175% of the amount of the aggregate premiums paid by Company for fiscal year 2014 for such purpose (which fiscal year 2014 premiums are hereby represented and warranted by Company to be as set forth in Section 5.9(c) of the Company Disclosure Letter, the “Insurance Amount”)) and, if Purchaser is unable to maintain such policy (or substitute policy) as a result of this proviso, Purchaser shall obtain as much comparable insurance as is available for a period of six years following the Effective Time by payment of such amount; provided, further, that (i) Purchaser may substitute therefor “tail” policies the material terms of which, including coverage and amount, are no less favorable in any material respect to such directors and officers than Company’s existing policies as of the date hereof or (ii) Purchaser may request that Company obtain such extended reporting period coverage under Company’s existing insurance programs (to be effective as of the Effective Time) in an amount not in excess of 175% of the amount of the aggregate annual premiums paid by Company for fiscal year 2014 for such purpose.

(d) In the event that Purchaser, its Subsidiaries or any of their successors or assigns shall (i) consolidate with or merge into any other Person and shall not be the continuing or surviving corporation or entity of such consolidation or merger or (ii) transfer all or substantially all its properties and assets to any Person, then, and in each such case, Purchaser shall or shall cause as its Subsidiaries to, cause proper provision to be made so that the successor and assign of Purchaser, its Subsidiaries assumes the obligations set forth in this Section 5.9.

(e) The provisions of this Section 5.9 shall survive consummation of the Merger and are intended to be for the benefit of, and will be enforceable by, each Indemnified Party, his or her heirs and his or her legal representatives.

Section 5.10 Employees.

(a) The employees of Company and its Subsidiaries who remain employed after the Effective Time (“Continuing Employees”) shall be given credit under each employee benefit plan, policy, program and arrangement maintained by Purchaser and its Subsidiaries after the Closing for their service with Company or its Subsidiaries (or any predecessor thereto) prior to the Closing for all purposes, including severance, vacation and sick leave, eligibility to participate, vesting, satisfying any waiting periods, evidence of insurability requirements in accordance with Purchaser’s plan, seniority, or the application of any pre-existing condition limitations, other than benefit accrual under a defined benefit plan (as defined in Section 3(35) of ERISA); provided, that all documented and accrued but unused vacation time as of the Effective Time shall be paid out by Company at the employee’s then-current rate of salary as set forth on Section 5.10(a) of the Company Disclosure Letter, which shall include detailed assumptions and calculations used by Company in calculating unused vacation time; provided, further, that should an employee of Company have taken more than his or her accrued but unused vacation time between January 1, 2015 and the Effective Time, any such excess amount shall be deducted from such employee’s vacation accrual which would be awarded under Purchaser’s vacation policy.

(b) Any employee of Company or its Subsidiaries who becomes an employee of Purchaser or its Subsidiaries after the Effective Time but later does not remain employed by Purchaser or its Subsidiaries after the Effective Time and who does not otherwise receive a severance payment from Company or its Subsidiaries in connection with the Merger shall receive a severance payment from Purchaser or its Subsidiaries as an employee of Purchaser or its Subsidiaries for the entire time he or she were an employee of Company or its Subsidiaries in accordance solely with the IBERIABANK Severance Pay Plan (and receiving credit for service as provided in Section 5.10(a)), unless otherwise agreed in a separate agreement with Purchaser). All severance payment arrangements of the Company and its Subsidiaries shall terminate at the Effective Time and shall not be available to any employees of Company and its Subsidiaries who become employees of Purchaser or its Subsidiaries after the Effective Time. No former employee of Company or its Subsidiaries shall receive a change of control or severance payment from Purchaser if he or she received a change of control payment from Company or its Subsidiaries, unless provided otherwise pursuant to an agreement entered into between Purchaser and such employee, and Company shall, prior to the Effective Time, use reasonable best efforts to take all steps, and obtain such consents, as may be necessary to effectuate this Section 5.10(b).

(c) In the event of any termination of any Company or its Subsidiary health plan (a “Company health plan”), Purchaser and Purchaser Bank shall make available to Continuing Employees and their dependents, employer-provided health care coverage under health plans provided by Purchaser and Purchaser Bank. Unless a Continuing Employee affirmatively terminates coverage under a Company health plan prior to the time that such Continuing Employee becomes eligible to participate in the Purchaser health plan, no coverage of any of the Continuing Employees or their dependents shall terminate under any of the Company health plans prior to the time such Continuing Employees and their dependents become eligible to participate in the health plans, programs and benefits common to all employees and their dependents of Purchaser and Purchaser Bank. In the event Purchaser terminates any Company health plan or consolidates any Company health plan with any Purchaser health plan, individuals covered by the Company health plan shall be entitled to immediate coverage under the Company health plan in accordance with the Health Insurance Portability and Accountability Act of 1996, as amended, and the regulations issued thereunder, including limitations on pre-existing condition exclusions, nondiscrimination and special enrollment rights.

(d) Purchaser, Purchaser Bank and Company shall cooperate to develop, implement and communicate to key employees of Company retention arrangements designed to retain the services of such key employees, as appropriate, through the Effective Time and thereafter until the date of Company’s operating systems and branch conversions, as determined by Purchaser.

(e) Prior to the Effective Time, Company’s Board of Directors shall adopt a resolution providing that the Company 401(k) Plan (the “Company Qualified Plan”) shall terminate as of the Effective Time, subject to the consummation of the Merger. Prior to the Effective Time, Bank Subsidiary, and following the Effective Time, Purchaser Bank, shall use their respective reasonable best efforts in good faith to obtain a favorable determination letter from the Internal Revenue Service, provided Purchaser Bank elects to pursue a favorable determination letter for the Company Qualified Plan with respect to such plan’s termination (including, but not limited to, making such changes to such plan and the proposed allocations as may be requested by the IRS as a condition to its issuance of a favorable determination letter). Prior to the Effective Time, Bank Subsidiary, and following the Effective Time, Purchaser Bank, will adopt such amendments to the Company Qualified Plan as may be reasonably required by the IRS as a condition to granting such favorable determination letter on termination. Following the effective date of the Company Qualified Plans’ termination, neither Bank Subsidiary, prior to the Effective Time, nor Purchaser Bank, following the Effective Time, shall make any distribution from the Company Qualified Plan except (i) as may be required by applicable law, or (ii) in accordance with the Company 401(k) Plan’s terms regarding distributable events in the ordinary course other than due to the termination of such plan (e.g., due to retirements or terminations of employees), until receipt of such favorable determination letter. Any distributions may, at the recipient’s option, be rolled into a defined contribution plan of Purchaser Bank (or Purchaser, as the case may be), subject to Purchaser’s discretion: (i) to reject any such rollover if it may reasonably jeopardize the qualified status of such Purchaser Bank or Purchaser qualified plan; and (ii) to reject non-cash rollovers or rollovers of plan loans. In the case of a conflict between the terms of this Section 5.10(e) and the terms of the Company Qualified Plan, the terms of the such plan shall control; provided, however, in the event of any such conflict, Bank Subsidiary, before the Effective Time, and Purchaser Bank, after the Effective Time, shall use their reasonable best efforts to cause such plan to be amended to conform to the requirements of this Section 5.10(e). Additionally, the Company Qualified Plan trustees shall resign and Purchaser shall appoint new trustees of the Company Qualified Plan as of the Effective Time.

Section 5.11 Public Announcements. Purchaser and Company shall cooperate with respect to the issuing of any press release or other public statements with respect to this Agreement, the Merger and the other transactions contemplated hereby and, without the prior consent of the other party, which consent shall not be unreasonably withheld, neither Purchaser nor Company shall issue any such press release or make any public announcement, except as may be required by applicable Law, court process or by obligations pursuant to any listing agreement with any national securities exchange or national securities quotation system. It is understood that Purchaser shall assume primary responsibility for the preparation of joint press releases relating to this Agreement, the Merger and the other transactions contemplated hereby. Notwithstanding the foregoing, nothing in this Section 5.11 shall limit Company’s (or Company Board’s) or Purchaser (or Purchaser Board’s) rights under Sections 5.3 or 5.4, respectively.

Section 5.12 Stock Exchange Listing. Purchaser shall either (i) cause the shares of Purchaser Common Stock issuable to Company shareholders either to be approved for listing on Nasdaq on or prior to the Closing Date or (ii) notify Nasdaq of the Share Issuance within the requisite time period after the Closing Date.

Section 5.13 No Control of Other Party’s Business. Nothing contained in this Agreement shall give Purchaser, directly or indirectly, the right to control or direct the operations of Company or its Subsidiaries prior to the Effective Time, and nothing contained in this Agreement shall give Company, directly or indirectly, the right to control or direct the operations of Purchaser or its Subsidiaries prior to the Effective Time. Prior to the Effective Time, each of Company and Purchaser shall exercise, consistent with the terms and conditions of this Agreement, complete control and supervision over its and its Subsidiaries’ respective operations.

Section 5.14 Plan of Reorganization.

(a) The parties intend that the Merger qualify as a reorganization within the meaning of Section 368(a) of the Code and that this Agreement constitute a “plan of reorganization” within the meaning of Section 1.368-2(g) of the income tax regulations promulgated under the Code. From and after the date of this Agreement and until the Effective Time, each of Company and Purchaser shall use its commercially reasonable efforts to cause the Merger to qualify as a reorganization within the meaning of Section 368(a) of the Code, and will not knowingly take any action, cause any action to be taken, fail to take any action or cause any action to fail to be taken which action or failure to act could prevent the Merger from qualifying as a reorganization within the meaning of Section 368(a) of the Code. Following the Effective Time, neither Purchaser nor any Affiliate knowingly shall take any action, cause any action to be taken, fail to take any action, or cause any action to fail to be taken, which action or failure to act could prevent the Merger from qualifying as a reorganization within the meaning of Section 368(a) of the Code.

(b) As of the date hereof, Company does not know of any reason (i) why it would not be able to deliver to counsel to Company and counsel to Purchaser, at the date of the legal opinions referred to in Sections 6.2(d) and 6.3(d), certificates substantially in compliance with IRS published advance ruling guidelines, with reasonable or customary exceptions and modifications thereto (the “IRS Guidelines”), to enable counsel to Purchaser and counsel to Company to deliver the legal opinions contemplated by Sections 6.2(d) and 6.3(d), respectively, and Company hereby agrees to deliver such certificates effective as of the date of such opinions or (ii) why counsel to Company would not be able to deliver the opinion required by Section 6.3(d). Company will deliver such certificates to counsel to Company and counsel to Purchaser.

(c) As of the date hereof, Purchaser does not know of any reason (i) why it would not be able to deliver to counsel to Purchaser, at the date of the legal opinions referred to in Section 6.2(d) and 6.3(d), certificates substantially in compliance with the IRS Guidelines, with reasonable or customary exceptions and modifications thereto, to enable counsel to Purchaser to deliver the legal opinions contemplated by Sections 6.2(d) and 6.3(d), respectively, and Purchaser hereby agrees to deliver such certificates effective as of the date of such opinions or (ii) why counsel to Purchaser would not be able to deliver the opinion required by Section 6.2(d). Purchaser will deliver such certificates to counsel to Purchaser and counsel to Company.

Section 5.15 Operating Functions. Company and Bank Subsidiary shall cooperate with Purchaser and Purchaser Bank in connection with planning for the efficient and orderly combination of the parties and the operation of Company and Bank Subsidiary after the Merger, and in preparing for the consolidation of appropriate operating functions to be effective on the Effective Time or such later date as Purchaser may decide. Company shall take any action Purchaser may reasonably request prior to the Effective Time to facilitate the combination of the operations of Bank Subsidiary with Purchaser Bank. Without limiting the foregoing, Company shall provide reasonable office space and support services (and other reasonably requested support and assistance) in connection with the foregoing, and senior officers of Company and Purchaser shall meet from time to time as Company or Purchaser may reasonably request, to review the financial and operational affairs of Company and Bank Subsidiary, with the understanding that, notwithstanding any other provision contained in this Agreement, (i) neither Purchaser nor Purchaser Bank shall under any circumstance be permitted to exercise control of Company, Bank Subsidiary or any of its other Subsidiaries prior to the Effective Time, and (ii) Company shall not be under any obligation to act in a manner that could reasonably be deemed to constitute anti-competitive behavior under federal or state antitrust laws.

Section 5.16 Shareholder Litigation. Company shall promptly advise Purchaser orally and in writing of any actual or threatened shareholder litigation against the Company or its directors and officers relating to this Agreement, the Merger or transactions contemplated hereby and shall promptly provide Purchaser with a copy of the complaint or other writing threatening or commencing such shareholder litigation. Company shall: (i) permit Purchaser to review and discuss in advance, and consider in good faith the views of Purchaser in connection with, any proposed written or oral response to such shareholder litigation; (ii) furnish Purchaser’s outside legal counsel with all non-privileged information and documents which outside counsel may reasonably request in connection with such shareholder litigation; (iii) consult with Purchaser regarding the defense or settlement of any such shareholder litigation, shall give due consideration to Purchaser’s advice with respect to such shareholder litigation and shall not settle any such litigation prior to such consultation and consideration; provided, however, that Company shall not settle any such shareholder litigation if such settlement requires the payment of money damages unless the payment of any such damages by Company is reasonably expected by Company, following consultation with outside counsel, to be fully covered (disregarding any deductible to be paid by the Company) under the Company’s existing director and officer insurance policies, including any tail policy, without the written consent of Purchaser (such consent not to be unreasonably withheld).

Section 5.17 Support Agreements. Company has delivered, or will deliver, to Purchaser, Support Agreements executed by Company’s directors (including the executive officers who serve on the Company Board), substantially in the form of Exhibit I to this Agreement, pursuant to which Company directors and executive officers will support the Merger and transaction contemplated hereby, and Company directors will be invited to join Purchaser Bank’s Atlanta Advisory Board.

Section 5.18 Employment and Change in Control Severance Agreements. Each of the existing employment and change in control severance agreements with Company or its Subsidiaries listed on Section 5.18 of Company Disclosure Letter shall be terminated as of or immediately prior to the Effective Time, and each Company employee shall receive any payments that such employee is entitled to receive under such existing employment or change in control severance agreements in accordance with the terms of such agreements with such payments made by Company or its Subsidiaries at the Effective Time; provided however, that no payments or benefits to employees or officers of Company or its Subsidiaries in connection with the Merger shall constitute an excess parachute payment under Section 280G of the Code, it being understood that Purchaser shall not make any payment pursuant to any employment, change of control, severance, stock option or similar arrangement in excess of limitations under 280G of the Code; provided further, that each employee identified on Section 5.18 of Company Disclosure Letter shall execute a termination agreement in the form attached hereto as Exhibit II, to be effective as of the Effective Time, terminating his or her existing employment or change in control severance agreement.

Section 5.19 WARN Act. Company agrees that, upon Purchaser’s written request, it shall provide a notification under the WARN Act for any Company or its Subsidiaries’ employee terminations or layoffs following the Effective Time. Purchaser shall indemnify, hold harmless and defend Company from and against any and all claims, lawsuits, costs (including reasonable attorneys’ fees) and liabilities suffered by Company as a result of any notice to Company employees at Purchaser’s request.

Section 5.20 New Employment Agreements. As of the date of this Agreement, Mark W. Tipton and Rodney L. Hall shall enter into employment agreements with Purchaser Bank, to be effective at the Effective Time, and attached hereto as Exhibit III.

ARTICLE VI

CONDITIONS PRECEDENT

Section 6.1 Conditions to Each Party’s Obligation to Effect the Merger. The obligation of each party to effect the Merger is subject to the satisfaction at or prior to the Effective Time of the following conditions:

(a) Company Shareholder Approval. Company Shareholder Approval shall have been obtained in accordance with the GBCC and this Agreement. Holders of not more than 10% of Company Common Stock shall have exercised statutory rights of dissent and appraisal pursuant to the GBCC.

(b) Regulatory Approvals. (1) All Requisite Regulatory Approvals shall have been obtained and shall remain in full force and effect and all statutory waiting periods in respect thereof shall have expired or been terminated and (2) there shall not be any action taken, or any Law enacted, entered, enforced or deemed applicable to the transactions contemplated by this Agreement, by any Governmental Entity, in connection with the grant of a Requisite Regulatory Approval, or otherwise, which shall have imposed a restriction or condition on, or requirement of, such approval, or otherwise, that would, after the Effective Time, (a) reasonably be expected to restrict or burden Purchaser in a manner that would have a Purchaser Material Adverse Effect (i) in connection with the transactions contemplated hereby or (ii) with respect to the business or operations of Purchaser or any of its Subsidiaries or (b) reasonably be expected to be unduly burdensome notwithstanding Purchaser’s compliance with Section 5.2.

(c) No Injunctions or Legal Restraints; Illegality. No Governmental Entity of competent jurisdiction shall have enacted, issued, promulgated, enforced or entered any statute, rule, regulation, judgment, decree, injunction or other order (whether temporary, preliminary or permanent) which is in effect and prohibits or makes illegal consummation of the Merger.

(d) Registration Statement. The Registration Statement shall have become effective under the Securities Act and no stop order suspending the effectiveness of the Registration Statement shall have been issued and be in effect and no proceedings for that purpose shall have been initiated by the SEC and not withdrawn.

(e) NASDAQ Listing. The shares of Purchaser Common Stock to be issued to the holders of Company Common Stock upon consummation of the Merger shall have been authorized for quotation on NASDAQ.

Section 6.2 Conditions to the Obligations of Purchaser. The obligation of Purchaser to effect the Merger is also subject to the satisfaction, or waiver by Purchaser, at or prior to the Effective Time of the following conditions:

(a) Representations and Warranties. Each of the representations and warranties of Company set forth in (i) this Agreement (other than the representations and warranties set forth in Sections 3.2(a) and 3.8(b)) shall be true and correct as of the date of this Agreement and as of the Closing Date as though made as of the Closing Date (except to the extent such representations and warranties expressly relate to an earlier date, in which case as of such earlier date), except for inaccuracies of representations or warranties (other than the representations and warranties set forth in Sections 3.2(a) and 3.8(b)) which, individually or in the aggregate, have not had a Company Material Adverse Effect (it being understood that, for purposes of determining the accuracy of such representations and warranties, all materiality and “Company Material Adverse Effect” qualifications and exceptions contained in such representations and warranties shall be disregarded), (ii) Section 3.2(a) shall be true and correct in all material respects as of the date of this Agreement and as of the Closing Date as though made as of the Closing Date and (iii) Section 3.8(b) shall be true and correct in all respects as of the date of this Agreement and as of the Closing Date as though made as of the Closing Date.

(b) Performance of Obligations of Company. Company shall have performed in all material respects all obligations required to be performed by it under this Agreement at or prior to the Effective Time.

(c) Officers’ Certificate. Purchaser shall have received a certificate signed on behalf of Company by an executive officer of Company certifying as to the matters set forth in Sections 6.2(a) and 6.2(b).

(d) Tax Opinion. Purchaser shall have received a written opinion from Jones Walker LLP, counsel to Purchaser, dated as of the Closing Date, and based on the facts, representations, assumptions and exclusions set forth or described in such opinion, to the effect that the Merger will be treated as a reorganization within the meaning of Section 368(a) of the Code. Such counsel shall be entitled to rely upon representation letters from each of Purchaser and Company, in each case, in form and substance reasonably satisfactory to such counsel. Each such representation letter shall be dated as of the date of such opinion.

(e) Company Regulatory Agreements. Company and its Subsidiaries shall have taken all steps to terminate all Company Regulatory Agreements, which may be effective, between Company and its Subsidiaries and any Governmental Entities on or before the Effective Time. Purchaser and its Subsidiaries shall have no further obligations under any Company Regulatory Agreement on and after the Effective Time.

(f) Assumption of Loss Share Agreements. Company and Bank Subsidiary shall have taken all steps necessary to effect the final and complete assignment of the FDIC Agreements to Purchaser and Purchaser Bank, on or before the Effective Time. Purchaser and Purchaser Bank shall succeed fully to all rights and obligations of Company and Bank Subsidiary under the FDIC Agreements on and after the Effective Time.

(g) Termination of Employment and Change in Control Severance Agreements. The employees listed on Section 5.18 of Company Disclosure Letter shall have executed termination agreements in the form attached hereto as Exhibit II.

Section 6.3 Conditions to the Obligations of Company. The obligation of Company to effect the Merger is also subject to the satisfaction, or waiver by Company, at or prior to the Effective Time of the following conditions:

(a) Representations and Warranties. Each of the representations and warranties of Purchaser set forth in (i) this Agreement (other than the representations and warranties set forth in Section 4.2 and Section 4.7(b)) shall be true and correct as of the date of this Agreement and as of the Closing Date as though made as of the Closing Date (except to the extent such representations and warranties expressly relate to an earlier date, in which case as of such earlier date), except for inaccuracies of representations or warranties (other than the representations and warranties set forth in Section 4.2 and Section 4.7(b)) which, individually or in the aggregate, have not had a Purchaser Material Adverse Effect (it being understood that, for purposes of determining the accuracy of such representations and warranties, all materiality and “Purchaser Material Adverse Effect” qualifications and exceptions contained in such representations and warranties shall be disregarded), (ii) Section 4.2 shall be true and correct in all material respects as of the date of this Agreement and as of the Closing Date as though made as of the Closing Date and (iii) Section 4.7(b) shall be true and correct in all respects as of the date of this Agreement and as of the Closing Date as though made as of the Closing Date.

(b) Performance of Obligations of Purchaser. Purchaser shall have performed in all material respects all obligations required to be performed by them under this Agreement at or prior to the Effective Time.

(c) Officers’ Certificate. Company shall have received a certificate signed on behalf of Purchaser by an executive officer of Purchaser certifying as to the matters set forth in Sections 6.3(a) and 6.3(b).

(d) Tax Opinion. Company shall have received a written opinion from Womble Carlyle Sandridge & Rice, LLP, counsel to Company, dated as of the Closing Date, and based on the facts, representations, assumptions and exclusions set forth or described in such opinion, to the effect that the Merger will treated as a reorganization within the meaning of Section 368(a) of the Code. Such counsel shall be entitled to rely upon representation letters from each of Purchaser and Company, in each case, in form and substance reasonably satisfactory to such counsel. Each such representation letter shall be dated as of the date of such opinion. The opinion condition referred to in this Section 6.3(d) shall not be waivable after receipt of the Company Shareholder Approval, unless further approval of the shareholders of Company is obtained with appropriate disclosure.

ARTICLE VII

TERMINATION, AMENDMENT AND WAIVER

Section 7.1 Termination. This Agreement may be terminated and the Merger may be abandoned at any time prior to the Effective Time, notwithstanding approval thereof by the shareholders of Company (except as otherwise specified in this Section 7.1):

(a) by mutual written consent of Purchaser and Company;

(b) by either Purchaser on the one hand, or Company on the other hand:

(i) if the Merger shall not have been consummated on or before November 30, 2015 (the “Outside Date”); provided, that the right to terminate this Agreement under this Section 7.1(b)(i) shall not be available to any party whose failure to comply with any provision of this Agreement has been the cause of the failure of the Effective Time to occur on or before such date;

(ii) if any court of competent jurisdiction or other Governmental Entity shall have issued a judgment, order, injunction, rule or decree, or taken any other action restraining, enjoining or otherwise prohibiting any of the transactions contemplated by this Agreement and such judgment, order, injunction, rule, decree or other action shall have become final and nonappealable;

(iii) if the Company Shareholder Approval shall not have been obtained at the Company Shareholders’ Meeting or at any adjournment or postponement thereof at which a vote on the adoption of this Agreement was taken; or

(iv) if the approval of any Governmental Entity that must grant a Requisite Regulatory Approval has denied approval of the consummation of the Merger and the other transactions contemplated by this Agreement by final, nonappealable action of such Governmental Entity.

(c) by Purchaser:

(i) if Company shall have breached or failed to perform any of its representations, warranties, covenants or agreements set forth in this Agreement, which breach or failure to perform, either individually or in the aggregate, if occurring or continuing on the date on which the Closing would otherwise occur (A) would result in the failure of any of the conditions set forth in Section 6.1 or 6.2 (a “Company Terminating Breach” ) and (B) cannot be or has not been cured or has not been waived by the earlier of (1) the Outside Date and (2) 30 days after the giving of written notice to Company of such breach or failure; or

(ii) if Company or the Company Board (or any committee thereof) has (A) effected a Company Adverse Recommendation Change or approved, adopted, endorsed or recommended any Company Acquisition Proposal, (B) failed to recommend the Merger and the approval of this Agreement by the shareholders of the Company, (C) materially breached the terms of Section 5.3 in any respect adverse to Purchaser, or (D) materially breached its obligations under Section 5.4 by failing to call, give notice of, convene and hold the Company Shareholders Meeting in accordance with Section 5.4; or

(iii) if a tender offer or exchange offer for 20% or more of the outstanding shares of Company Common Stock is commenced (other than by Purchaser or a Subsidiary thereof), and the Company Board recommends that the shareholders of the Company tender their shares in such tender or exchange offer or otherwise fails to recommend that such shareholders reject such tender offer or exchange offer within the ten (10) Business Day period specified in Rule 14e-2(a) under the Exchange Act; or

(iv) if any approval of any Governmental Entity required for consummation of the Merger and the other transactions contemplated hereby is conditioned upon the satisfaction of any condition or requirement that, in the reasonable opinion of Purchaser, would so materially adversely affect its business or the economic benefits of the Merger to Purchaser as to render consummation of the Merger unduly burdensome (notwithstanding Purchaser’s compliance with Section 5.2), and the time period for appeals and request for reconsideration has run; or

(v) if Company has experienced, or is reasonably likely to experience, a Company Material Adverse Effect, which is not remedied or cured within thirty (30) days after notice of intention to terminate is given by Purchaser, which notice shall specify the nature of the matter or matters constituting such Company

Material Adverse Effect and which are the basis of such intention; provided, however, that the right to terminate that is specified in such notice of intention shall itself terminate unless notice of termination is given by Purchaser within fifteen (15) days following the end of such remedial or curative period.

(d) by Company:

(i) if Purchaser shall have breached or failed to perform any of its representations, warranties, covenanets or agreements set forth in this Agreement, which breach or failure to perform, either individually or in the aggregate, if occurring or continuing on the date on which the Closing would otherwise occur (A) would result in the failure of any of the conditions set forth in Section 6.1 or 6.3 (a “Purchaser Terminating Breach” ) and (B) cannot be or has not been cured or has not been waived by the earlier of (1) the Outside Date and (2) 30 days after the giving of written notice to Purchaser of such breach or failure; or

(ii) if Purchaser has experienced, or is reasonably likely to experience, a Purchaser Material Adverse Effect, which is not remedied or cured within thirty (30) days after notice of intention to terminate is given by Company, which notice shall specify the nature of the matter or matters constituting such Purchaser Material Adverse Effect and which are the basis of such intention; provided, however, that the right to terminate that is specified in such notice of intention shall itself terminate unless notice of termination is given by Company within fifteen (15) days following the end of such remedial or curative period.

Section 7.2 Effect of Termination. In the event of termination of the Agreement, this Agreement shall forthwith become void and have no effect, without any liability or obligation on the part of Purchaser or Company, except that the Confidentiality Agreement, this Section 7.2, Section 7.3 (Fees and Expenses), Section 7.4 (Amendment or Supplement), Section 7.5 (Extension of Time; Waiver) and Article VIII (General Provisions) of this Agreement shall survive the termination hereof; provided, that no such termination shall relieve any party hereto from any liability or damages resulting from any Intentional Breach prior to such termination of any of its representations, warranties, covenants or agreements set forth in this Agreement.

Section 7.3 Fees and Expenses.

(a) Except as otherwise provided in this Section 7.3, all fees and expenses incurred in connection with this Agreement, the Merger and the other transactions contemplated hereby shall be paid by the party incurring such fees or expenses, whether or not the Merger is consummated. For the avoidance of doubt, the expenses incurred in connection with the filing, printing and mailing of the Proxy Statement shall be paid by the Company, and all filing and other fees paid to the SEC, shall be paid by Purchaser. Each party shall be responsible for its own attorneys’ fees, accountants’ fees and related expenses in connection with the Merger.

(b) In the event that:

(i) (A) a Company Acquisition Proposal (whether or not conditional) or intention to make a Company Acquisition Proposal (whether or not conditional) shall have been made directly to Company’s shareholders or otherwise publicly disclosed or otherwise communicated or made known to senior management of Company or the Company Board and (B) this Agreement is thereafter terminated by Company or Purchaser pursuant to Section 7.1(b)(i) or Section 7.1(b)(iii) or by Purchaser pursuant to Section 7.1(c)(i), then (x) Company shall pay to Purchaser an amount equal to 50% of the Company Termination Fee (as defined below) on the second Business Day following such termination, and (y) if within twelve months after such termination Company or any of its Subsidiaries enters into a definitive agreement with respect to, or consummates a transaction contemplated by, any Acquisition Proposal (which, in each case, need not be the same Company Acquisition Proposal that shall have been made, publicly disclosed or communicated prior to termination hereof) then Company shall pay the remainder of the Company Termination Fee on the earlier of (i) the date of execution of such agreement or (ii) consummation of such transaction; or

(ii) this Agreement is terminated by Purchaser pursuant to Section 7.1(c)(i), Section 7.1(c)(ii) or 7.1(c)(iii) then, in any such event, Company shall pay to Purchaser a termination fee of $7.6 million (the “Company Termination Fee”), it being understood that in no event shall Company be required to pay the Company Termination Fee on more than one occasion; or

(iii) this Agreement is terminated by Purchaser pursuant to 7.1(c)(iv) or 7.1(c)(v) or as a result of Company’s failure to satisfy any of its representations, warranties or covenants set forth herein, Company shall reimburse Purchaser Bank or Purchaser for its reasonable out-of-pocket expenses relating to the Merger in an amount of $250,000; provided, however, that this provision shall not apply in circumstances in which Purchaser is entitled to a Company Termination Fee. The expense reimbursement provided for in this Section 7.3(b)(iii) shall be Purchaser’s sole and exclusive remedy and shall be deemed to be liquidated damages.

(c) For purposes of this Section 7.3, “Company Acquisition Proposal” shall have the meaning ascribed thereto in Section 5.3(d)(i) except that references to “20%” shall be replaced by “50%”.

(d) Payment of the Company Termination Fee or expense reimbursement (as applicable) shall be made by wire transfer of same day funds to the account or accounts designated by Purchaser (i) at the time or times provided in Section 7.3(b)(i), in the case of a Company Termination Fee payable pursuant to Section 7.3(b)(i), and (ii) as promptly as reasonably practicable after termination (and, in any event, within two Business Days thereof), in the case of termination by Purchaser pursuant to Section 7.1(c)(i), Section 7.1(c)(ii), Section 7.1(c)(iii), Section 7.1(c)(iv) or an expense reimbursement pursuant to Section 7.3(b)(iii). The right to receive and the payment of the Company Termination Fee to Purchaser shall be Purchaser’s sole and exclusive remedy and shall be deemed to be liquidated damages.

(e) Each of Company and Purchaser acknowledges that the agreements contained in this Section 7.3 are an integral part of the transactions contemplated by this Agreement, and that, without these agreements, the other party would not enter into this Agreement; accordingly, if either Company or Purchaser fails promptly to pay any amounts due pursuant to this Section 7.3, and, in order to obtain such payment, the other party commences a suit that results in a judgment against the non-paying party for the amounts set forth in this Section 7.3, the non-paying party shall pay to other party its costs and expenses (including reasonable attorneys’ fees and expenses) in connection with such suit, together with interest on the amounts set forth in this Section 7.3 from the date of termination of this Agreement at a rate per annum equal to the prime rate published in The Wall Street Journal on the date such payment was required to be made.

Section 7.4 Amendment or Supplement. This Agreement may be amended, modified or supplemented by the parties by action taken or authorized by their respective Boards of Directors at any time prior to the Effective Time, whether before or after the Company Shareholder Approval has been obtained; provided, that after the Company Shareholder Approval has been obtained, no amendment shall be made that pursuant to applicable Law requires further approval or adoption by the shareholders of Company without such further approval or adoption. This Agreement may not be amended, modified or supplemented in any manner, whether by course of conduct or otherwise, except by an instrument in writing specifically designated as an amendment hereto, signed on behalf of each of the parties in interest at the time of the amendment.

Section 7.5 Extension of Time; Waiver. At any time prior to the Effective Time, the parties may, by action taken or authorized by their respective Boards of Directors, to the extent permitted by applicable Law, (a) extend the time for the performance of any of the obligations or acts of the other parties, (b) waive any inaccuracies in the representations and warranties of the other parties set forth in this Agreement or any document delivered pursuant hereto or (c) subject to applicable Law, waive compliance with any of the agreements or conditions of the other parties contained herein. Any agreement on the part of a party to any such waiver shall be valid only if set forth in a written instrument executed and delivered by a duly authorized officer on behalf of such party. No failure or delay of any party in exercising any right or remedy hereunder shall operate as a waiver thereof, nor shall any single or partial exercise of any such right or power, or any abandonment or discontinuance of steps to enforce such right or power, or any course of conduct, preclude any other or further exercise thereof or the exercise of any other right or power. The rights and remedies of the parties hereunder are cumulative and are not exclusive of any rights or remedies which they would otherwise have hereunder.

ARTICLE VIII

GENERAL PROVISIONS

Section 8.1 Nonsurvival of Representations and Warranties. None of the representations, warranties, covenants or agreements in this Agreement or in any instrument delivered pursuant to this Agreement shall survive the Effective Time, other than those covenants or agreements of the parties which by their express terms apply, or are to be performed in whole or in part, after the Effective Time.

Section 8.2 Notices. All notices and other communications hereunder shall be in writing and shall be deemed duly given (a) on the date of delivery if delivered personally, or if by facsimile or e-mail, upon confirmation of receipt, (b) on the first Business Day following the date of dispatch if delivered utilizing a next-day service by a recognized next-day courier or (c) on the earlier of confirmed receipt or the fifth Business Day following the date of mailing if delivered by registered or certified mail, return receipt requested, postage prepaid. All notices hereunder shall be delivered to the addresses set forth below, or pursuant to such other instructions as may be designated in writing by the party to receive such notice:

(i)	if to Purchaser, to:

IBERIABANK Corporation

601 Poydras Street

Suite 2075

New Orleans, Louisiana 70130

Attention: Robert B. Worley, Jr., Executive Vice President,

General Counsel and Corporate Secretary

Facsimile: 504-310-7555

Email: robert.worley@iberiabank.com

with a copy (which shall not constitute notice) to:

Jones Walker LLP

499 S. Capitol Street, SW

Washington, D.C.

Attention: Edward B. Crosland, Jr., Esq.

Facsimile: 202-203-0000

Email: ecrosland@joneswalker.com

(ii)	if to Company, to:

Georgia Commerce Bancshares, Inc.

3625 Cumberland Boulevard, Building 2

Atlanta, Georgia 30339

Attention: Mark W. Tipton, Chairman and Chief Executive

Officer

Facsimile: (678) 631-1266

Email: marktipton@gacommercebank.com

with a copy (which shall not constitute notice) to:

Womble Carlyle Sandridge & Rice, LLP

Atlantic Station

271 17th Street, NW, Suite 2400

Atlanta, Georgia 30363

Attention: Steven S. Dunlevie, Esq.

Facsimile: (404) 870-4828

Email: sdunlevie@wcsr.com

Section 8.3 Certain Definitions. For purposes of this Agreement:

(a) “Affiliate” of any Person means any other Person that directly or indirectly, through one or more intermediaries, controls, is controlled by, or is under common control with, such first Person.

(b) “BHC Act” means the Bank Holding Company Act of 1956, as amended.

(c) “Business Day” means any day that Nasdaq is normally open and that is not a Saturday, a Sunday or a day on which banks in Lafayette, Louisiana or Atlanta, Georgia are authorized or required by Law or executive order to be closed.

(d) “Company Material Adverse Effect” means any event, change, circumstance, occurrence, effect or state of facts that (A) is or would reasonably be expected to be materially adverse to the business, assets, liabilities, condition (financial or otherwise) or results of operations of Company and its Subsidiaries, taken as a whole, or (B) prevents or materially impairs the ability of Company to consummate, or prevents or materially delays, the Merger or any of the other transactions contemplated by this Agreement or would reasonably be expected to do so; provided, that a Company Material Adverse Effect for purposes of clause (A) shall not include any event, change, circumstance, occurrence, effect or state of facts to the extent (1) generally affecting banks, bank holding companies or financial holding companies, or the economy or the financial, securities or credit markets, including changes in prevailing interest rates, credit availability, liquidity and quality, currency exchange rates, price levels or trading volumes in the United States or foreign securities markets, (2) any outbreak or escalation of hostilities or declared or undeclared acts of war or terrorism (other than any of the foregoing that causes any damage or destruction to or renders physically unusable or inaccessible any facility or property of Company or any of its Subsidiaries), (3) reflecting or resulting from changes in Law or GAAP or regulatory accounting requirements or published interpretations thereof generally affecting banks, bank holding companies or financial holding companies, (4) demonstrably resulting from the announcement or pendency of the transactions contemplated by this Agreement, (5) any actions expressly required by this Agreement or that are taken with the prior informed written consent of Purchaser in contemplation of the transactions contemplated hereby, (6) any failure by Company to meet published or unpublished revenue or earnings projections or budgets and (7) the downgrade in rating of any debt or debt securities of Company or any of its Subsidiaries; except, with respect to clauses (1), (2) and (3), to the extent that the impact of such event, change, circumstances, occurrence, effect or state of facts has a disproportionately adverse effect on Company and its Subsidiaries, taken as a whole, as compared to similarly situated banks, bank holding companies or financial holding companies; and provided further that, with respect to clauses (6) and (7), the facts and circumstances giving rise to such failure or downgrade that are not otherwise excluded from the definition of a Company Material Adverse Effect pursuant to other clauses of the definition may be taken into account in determining whether there has been a Company Material Adverse Effect.

(e) “Contract” means loan or credit agreement, bond, debenture, note, mortgage, indenture, guarantee, license, lease, purchase or sale order or other contract, commitment, agreement, instrument, obligation, arrangement, understanding, undertaking, Permit, concession or franchise, whether oral or written (including all amendments to any of the forgoing).

(f) “control” (including the terms “controlled, “controlled by” and “under common control with”) means the possession, directly or indirectly or as trustee or executor, of the power to direct or cause the direction of the management and policies of a Person, whether through the ownership of stock, as trustee or executor, by contract or credit arrangement or otherwise.

(g) “Exchange Act” means the Securities and Exchange Act of 1934, as amended, and the rules and regulations thereunder.

(h) “FDIC” means the Federal Deposit Insurance Corporation.

(i) “Federal Reserve” means the Board of Governors of the Federal Reserve System.

(j) “Governmental Entity” means any federal, state, local or foreign government or subdivision thereof or any other governmental, administrative, judicial, taxing, arbitral, legislative, executive, regulatory or self-regulatory authority, instrumentality, agency, commission or body.

(k) “Intentional Breach” means a material breach that is a consequence of an act undertaken by the breaching party with the knowledge (actual or constructive) that the taking of such act would, or would reasonably be expected to, cause a breach of this Agreement.

(l) “Intellectual Property” means any and all intellectual property rights arising from or associated with any of the following, whether protected, created or arising under the laws of the United States or any other jurisdiction: (i) trade names, trademarks and service marks (registered and unregistered), trade dress and similar rights, and applications (including intent to use applications) to register any of the foregoing (collectively, “Marks”); (ii) domain names and other Internet addresses or identifiers (“Domain Names); (iii) patents and patent applications (collectively, “Patents”); (iv) copyrights (registered and unregistered) and applications for registration (collectively, “Copyrights”); (v) know-how, inventions, methods, processes, customer lists, technologies, trade secrets, works of authorship and any other information or any kind or nature, in each case to the extent any of the foregoing derives economic value (actual or potential) from not being generally known to other Persons who can obtain economic value from its disclosure; and (vi) any other proprietary, intellectual or industrial property rights of any kind or nature.

(m) “IRS” means the Internal Revenue Service.

(n) “IT Assets” means computers, computer software, code, firmware, servers, work-stations, routers, hubs, switches, data communications lines, and all other information technology equipment owned by Company and its Subsidiaries and used by Company or any of its Subsidiaries in the operation of the business of Company or any of its Subsidiaries.

(o) “Knowledge” of any party means the actual knowledge after due inquiry of such party’s chief executive officer, president, chief financial officer, chief credit officer or general counsel.

(p) “Law” means any federal, state, local or foreign law, statute, ordinance, rule, code, regulation, order, judgment, writ, injunction, arbitration award, agency requirement, decree or other legally enforceable requirement issued, enacted, promulgated, entered into, agreed or imposed by any Governmental Entity.

(q) “Nasdaq” means the Nasdaq Stock Market, Inc. and the Nasdaq Global Select Market.

(r) “OFI” means the Office of Financial Institutions of the State of Louisiana.

(s) “Purchaser Material Adverse Effect” means any event, change, circumstance, occurrence, effect or state of facts that (A) is or would reasonably be expected to be materially adverse to the business, assets, liabilities, condition (financial or otherwise) or results of operations of Purchaser and its Subsidiaries, taken as a whole, or (B) prevents or materially impairs the ability of Purchaser to consummate, or prevents or materially delays, the Purchaser Merger or any of the other transactions contemplated by this Agreement or would reasonably be expected to do so; provided, that a Purchaser Material Adverse Effect for purposes of clause (A) shall not include any event, change, circumstance, occurrence, effect or state of facts to the extent (1) generally affecting banks, bank holding companies or financial holding companies, or the economy or the financial, securities or credit markets, including changes in prevailing interest rates, credit availability, liquidity and quality, currency exchange rates, price levels or trading volumes in the United States or foreign securities markets, (2) any outbreak or escalation of hostilities or declared or undeclared acts of war or terrorism (other than any of the foregoing that causes any damage or destruction to or renders physically unusable or inaccessible any facility or property of Company or any of its Subsidiaries), (3) reflecting or resulting from changes in Law or GAAP or regulatory accounting requirements or published interpretations thereof generally affecting banks, bank holding companies or financial holding companies, (4) demonstrably resulting from the announcement or pendency of the transactions contemplated by this Agreement, (5) any actions expressly required by this Agreement or that are taken with the prior informed written consent of Company in contemplation of the transactions contemplated hereby, (6) any failure by Purchaser to meet published or unpublished revenue or earnings projections or budgets and (7) the downgrade in rating of any debt or debt securities of Purchaser or any of its Subsidiaries; except, with respect to clauses (1), (2) and (3), to the extent that the impact of such event, change, circumstances, occurrence, effect or state of facts has a disproportionately adverse effect on Purchaser and its Subsidiaries, taken as a whole, as compared to similarly situated banks, bank holding companies or financial holding companies; and provided further that, with respect to clauses (6) and (7), the facts and circumstances giving rise to such failure or downgrade that are not otherwise excluded from the definition of a Purchaser Material Adverse Effect pursuant to the other clauses thereof may be taken into account in determining whether there has been a Purchaser Material Adverse Effect; and provided further that any decrease in the trading or market price of Purchaser’s stock will not, in itself, be considered to constitute a Purchaser Material Adverse Effect.

(t) “Purchaser Registered IP” all federally registered Marks, Patents and registered Copyrights, including any pending applications to register any of the foregoing, owned (in whole or in part) by Purchaser or any of its Subsidiaries or used in the businesses of Purchaser or any of its Subsidiaries, other than Marks, Patents and registered Copyrights owned by a third party that is licensed to Purchaser or a Subsidiary thereof pursuant to an existing license agreement.

(u) “Permitted Liens” means (i) Liens for current Taxes and assessments not yet past due or the amount or validity of which is being contested in good faith by appropriate proceedings, (ii) mechanics’, workmen’s, repairmen’s, warehousemen’s and carriers’ Liens arising in the ordinary course of business of Company or such Subsidiary consistent with past practice or (iii) restrictions on transfers under applicable securities laws.

(v) “Person” means an individual, corporation, partnership, limited liability company, association, trust or other entity or organization, including any Governmental Entity.

(w) “PBGC” means the Pension Benefit Guaranty Corporation.

(x) “Representatives” means, with respect to any Person, any director, officer, employee, investment banker, financial advisor, attorney, accountant or other advisor, agent or representative of such Person.

(y) “Sarbanes-Oxley Act” means the Sarbanes-Oxley Act of 2002, as amended, and the rules and regulations promulgated thereunder.

(z) “SEC” means the Securities and Exchange Commission and rules and regulations thereof.

(aa) “Securities Act” means the Securities Act of 1933, as amended, and the rules and regulations thereunder.

(bb) “Significant Subsidiary” has the meaning assigned to such term in Regulation S-X promulgated by the SEC.

(cc) “Subsidiary” means, with respect to any Person, any other Person of which stock or other equity interests having ordinary voting power to elect more than 50% of the board of directors or other governing body are owned, directly or indirectly, by such first Person.

(dd) “Taxes” means (A) any federal, state, local or foreign income, gross receipts, property, sales, use, license, excise, franchise, employment, payroll, withholding, alternative or add on minimum, ad valorem, transfer or excise tax, or any other tax, custom, duty, governmental fee or other like assessment or charge of any kind whatsoever, including all interest, penalties and additions imposed with respect to such amounts, imposed by any Governmental Entity, (B) an amount described in clause (A) for which a Person is liable as a result of being a member of an Affiliated, consolidated, combined or unitary group, and (C) an amount for which a Person is liable as a result of being party to any tax sharing agreement or as a result of any express or implied obligation to indemnify any other Person with respect to the payment of any amount described in clause (A) or (B).

(ee) “Tax Returns” means all domestic or foreign (whether national, federal, state, provincial, local or otherwise) returns, declarations, statements, reports, schedules, forms, claims for refund and information returns relating to Taxes and including any attachment thereto or amendment thereof.

Section 8.4 Interpretation. In this Agreement, except as context may otherwise require, references:

(1) to the Preamble, Recitals, Articles, Sections or Exhibits are to the Preamble to, a Recital, Article or Section of, or Exhibit to, this Agreement;

(2) to this Agreement are to this Agreement, as amended, modified or supplemented in accordance with this Agreement, and the Exhibits to it, taken as a whole;

(3) to the “transactions contemplated by this Agreement” (or similar phrases) includes the transactions provided for in this Agreement, including the Merger;

(4) to any statute or regulation are to such statute or regulation as amended, modified, supplemented or replaced from time to time; and to any section of any statute or regulation are to any successor to such section;

(5) to any statute includes any regulation or rule promulgated thereunder;

(6) to any Governmental Entity include any successor to that Governmental Entity; and

(7) to the date of this Agreement or the date hereof are to the date of this Agreement.

The table of contents and article and section headings are for reference purposes only and do not limit or otherwise affect any of the substance of this Agreement. The definitions contained in this Agreement are applicable to the singular as well as the plural forms of such terms. All pronouns and any variations thereof refer to the masculine, feminine or neuter, singular or plural, as the context may require. If a word or phrase is defined, the other grammatical forms of such word or phrase have a corresponding meaning. Any capitalized terms used in any Exhibit but not otherwise defined therein shall have the meaning set forth in this Agreement. The words “include,” “includes” or “including” are to be deemed followed by the words “without limitation.” The words “herein,” “hereof” or “hereunder,” and similar terms are to be deemed to refer to this Agreement as a whole and not to any specific Section. All references to “dollars” or “$” in this Agreement are to United States dollars. This Agreement is the product of negotiation by the parties, having the assistance of counsel and other advisors, and the parties intend that this Agreement not be construed more strictly with regard to one party than with regard to any other party. The mere inclusion of an item in a party’s Disclosure Letter as an exception to a representation or warranty shall not be deemed an admission by that party that such item represents a material exception or fact, event or circumstance or that such item is reasonably likely to result in a Company Material Adverse Effect or Purchaser Material Adverse Effect, as applicable.

Section 8.5 Entire Agreement. This Agreement (including the Exhibits hereto), the Company Disclosure Letter, the Purchaser Disclosure Letter and the Confidentiality Agreement constitute the entire agreement, and supersede all prior written agreements, arrangements, communications and understandings and all prior and contemporaneous oral agreements, arrangements, communications and understandings among the parties with respect to the subject matter hereof and thereof.

Section 8.6 No Third Party Beneficiaries.

(a) Nothing in this Agreement, express or implied, is intended to or shall confer upon any Person other than the parties and their respective successors and permitted assigns any legal or equitable right, benefit or remedy of any nature under or by reason of this Agreement. The representations and warranties in this Agreement are the product of negotiations among the parties hereto and are for the sole benefit of the parties. Any inaccuracies in such representations and warranties are subject to waiver by the parties hereto in accordance with Section 7.5 without notice or liability to any other Person. In some instances, the representations and warranties in this Agreement may represent an allocation among the parties hereto of risks associated with particular matters regardless of the Knowledge of any of the parties hereto. Consequently, persons other than the parties may not rely upon the representations and warranties in this Agreement as characterizations of actual facts or circumstances as of the date of this Agreement or as of any other date.

(b) Notwithstanding the foregoing clause, following the Effective Time (but not unless and until the Effective Time occurs ), (i) the provisions of Section 5.9 shall be enforceable by each Indemnified Party described therein, (ii) the provisions of Section 5.10 shall be enforceable by each Continuing Employee, and (iii) the right of holders of Company Common Stock to receive the consideration payable pursuant to this Agreement shall be enforceable by each such holder of Company Common Stock.

Section 8.7 Governing Law; Arbitration.

(a) This Agreement and all disputes or controversies arising out of or relating to this Agreement or the transactions contemplated hereby shall be governed by, and construed in accordance with, the internal laws of the State of Louisiana, without regard to the laws of any other jurisdiction that might be applied because of the conflicts of laws principles of the State of Louisiana.

(b) Any controversy, claim, or dispute arising out of or relating to this Agreement, or the breach thereof, shall be settled by arbitration administered by the American Arbitration Association in accordance with its Commercial Arbitration Rules, and judgment on the award rendered by the arbitrators may be entered in any court having jurisdiction thereof. Accordingly, the parties to this Agreement understand and agree that they have waived their rights to have any claims and/or disputes arising out of this Agreement litigated and/or adjudicated in a court of law, and thus agree that arbitration as provided herein is the exclusive process for resolving any and all legal and/or equitable claims and/or arising out of this Agreement. This waiver means that the parties irrevocably waive all of their rights to a judge or jury trial, whether in federal, state, administrative or local courts in any action, proceeding or counterclaim arising out of or relating to this Agreement or the transactions contemplated hereby and a party shall only present such claims and/or disputes for resolution through arbitration as provided in this Agreement. The arbitration proceedings shall be conducted before a panel of three (3) neutral arbitrators. The administrative fee and all costs of the arbitration, including the arbitrators’ compensation, shall be allocated equally between the parties. Each party to the arbitration shall be responsible for their own costs and attorney’s fees. The place of arbitration shall be New Orleans, Louisiana. The parties acknowledge that this Agreement evidences a transaction involving interstate commerce. The United States Arbitration Act shall govern the interpretation, enforcement, and proceedings pursuant to the arbitration clause in this Agreement.

(c) Either party may apply to the arbitrators seeking injunctive relief until the arbitration award is rendered or the controversy is otherwise resolved. Either party also may, without waiving any remedy under this

Agreement, seek from any court having jurisdiction any interim or provisional relief that is necessary to protect the rights or property of that party, pending the establishment of the arbitral tribunal or pending the arbitral tribunal’s determination of the merits of the dispute or controversy.

(d) The award of the arbitrator shall be in writing, shall be signed by a majority of the arbitrators, and shall include a statement setting forth the reasons for the disposition of any claim.

Section 8.8 Assignment; Successors. Neither this Agreement nor any of the rights, interests or obligations under this Agreement may be assigned or delegated, in whole or in part, by operation of law or otherwise, by any party without the prior written consent of the other parties, and any such assignment without such prior written consent shall be null and void. Subject to the preceding sentence, this Agreement will be binding upon, inure to the benefit of, and be enforceable by, the parties and their respective successors and assigns.

Section 8.9 Severability. Whenever possible, each provision or portion of any provision of this Agreement shall be interpreted in such manner as to be effective and valid under applicable Law, but if any provision or portion of any provision of this Agreement is held to be invalid, illegal or unenforceable in any respect under any applicable Law or rule in any jurisdiction, such invalidity, illegality or unenforceability shall not affect any other provision or portion of any provision in such jurisdiction, and this Agreement shall be reformed, construed and enforced in such jurisdiction as if such invalid, illegal or unenforceable provision or portion of any provision had never been contained herein.

Section 8.10 Counterparts. This Agreement may be executed in two or more counterparts, all of which shall be considered one and the same instrument and shall become effective when one or more counterparts have been signed by each of the parties and delivered to the other party.

Section 8.11 Facsimile Signature. This Agreement may be executed by facsimile signature or other electronic transmission signature and such signature shall constitute an original for all purposes.

[The remainder of this page is intentionally left blank.]

IN WITNESS WHEREOF, the parties have caused this Agreement to be executed as of the date first written above by their respective officers thereunto duly authorized.

IBERIABANK Corporation

By:	/s/ Daryl G. Byrd
Name: Daryl G. Byrd
Title: President and Chief Executive Officer

Georgia Commerce Bancshares, Inc.

By:	/s/ Mark W. Tipton
Name: Mark W. Tipton
Title: Chairman and Chief Executive Officer

List of Omitted Schedules

to

Agreement and Plan of Merger

between

IBERIABANK Corporation

and

Georgia Commerce Bancshares, Inc.

Dated as of December 7, 2014

Pursuant to Item 601(b)(2) of Regulation S-K, IBERIABANK Corporation hereby agrees to furnish supplementally a copy of any omitted schedule identified below to the Securities and Exchange Commission upon request.

IBERIABANK Corporation Schedules

Section 4.13(a)—Taxes

Section 4.13(c)—Taxes

Section 4.9—Compliance with Laws

Section 5.2—Conduct of Business by Purchaser

Georgia Commerce Schedules

Section 3.2(b)—Capital Stock

Section 3.2(c)—Company Equity Awards Schedule

Section 3.3—Subsidiaries and Company Minority Business Interest

Section 3.5—No Conflict; Consents and Approvals

Section 3.6—Financial Statements; Reports

Section 3.9—Litigation

Section 3.10(c)—Compliance with Laws

Section 3.11(a)—Benefit Plans

Section 3.11(d)—Retiree Medical Benefits

Section 3.11(e)—Benefit Plans—Changes in Benefits

Section 3.13—Environmental Matters

Section 3.14—Taxes

Section 3.15—Contracts

Section 3.16—Insurance

Section 3.17—Real and Personal Property

Section 3.18(a)—Intellectual Property

Section 3.25—Loan Matters

Section 5.1—Conduct of Business by Company

Section 5.9(c)—Director and Officer Insurance

Section 5.10(a)—Employees

Section 5.10(b)—Certain Payments

Section 5.18—Employment and Change in Control Severance Agreements

EXHIBIT I

(FORM OF SUPPORT AGREEMENTS)

to

AGREEMENT AND PLAN OF MERGER

between

IBERIABANK CORPORATION

and

GEORGIA COMMERCE BANCSHARES, INC.

Dated as of December 7, 2014

SUPPORT AGREEMENT

(GCBS Director)

THIS SUPPORT AGREEMENT (“Agreement”) is made and entered into as of the 7th day of December, 2014, by and between the undersigned, [                    ], a resident of                     , Georgia, and IBERIABANK Corporation, a bank holding company organized and existing under the laws of the State of Louisiana (“IBKC”).

IBKC and Georgia Commerce Bancshares, Inc., a bank holding company organized and existing under the laws of the State of Georgia (“GCBS”), have entered into an Agreement and Plan of Merger dated as of December 7, 2014 (the “Merger Agreement”). The Merger Agreement generally provides for the merger of GCBS with and into IBKC (the “Merger”), and the conversion of the then issued and outstanding shares of the common stock of GCBS into shares of common stock of IBKC. The Merger Agreement and the Merger are subject to the affirmative vote of the holders of GCBS common stock, the receipt of certain regulatory approvals, and the satisfaction of other conditions.

The undersigned is a director of GCBS and is the owner of 24,195 shares of GCBS common stock, $1.00 par value per share (the “Shares”). In order to induce IBKC to enter into the Merger Agreement, the undersigned is entering into this Agreement with IBKC to set forth certain terms and conditions governing the actions to be taken by the undersigned solely in the undersigned’s capacity as a shareholder of GCBS with respect to the Shares until consummation of the Merger.

NOW, THEREFORE, in consideration of the transactions contemplated by the Merger Agreement and the mutual promises and covenants contained herein, the parties agree as follows:

l. Without the prior written consent of IBKC, which consent shall not be unreasonably withheld, the undersigned shall not transfer, sell, assign, convey, or encumber (except for stock pledges and other such encumbrances existing as of the date of this Agreement or that are made with recourse) any of the Shares prior to the Merger, except for transfers (i) by operation of law, by will, or pursuant to the laws of descent and distribution, or (ii) in which the transferee shall agree in writing to be bound by the provisions of paragraphs 1, 2, 3 and 4 of this Agreement as fully as the undersigned, or (iii) to IBKC pursuant to the terms of the Merger Agreement. Without limiting the generality of the foregoing, the undersigned shall not grant to any party any option or right to purchase the Shares or any interest therein.

2. The undersigned intends to, and will, vote (or cause to be voted) all of the Shares over which the undersigned has voting authority (other than in a fiduciary capacity) in favor of the Merger Agreement and the Merger at any meeting of shareholders of GCBS called to vote on the Merger Agreement and the Merger or the adjournment thereof or in any other circumstance upon which a vote, consent, or other approval with respect to the Merger Agreement and the Merger is sought. Further, the undersigned intends to, and will, surrender or cause to be surrendered the certificate or certificates representing the Shares over which the undersigned has dispositive authority to IBKC upon consummation of the Merger as described in the Merger.

3. Except as otherwise provided in this Agreement, at any meeting of shareholders of GCBS or at any adjournment thereof or any other circumstances upon which the vote, consent, or other approval of the GCBS shareholders is sought, the undersigned will vote (or cause to be voted) all of the Shares over which the undersigned has voting authority (other than in a fiduciary capacity) against (i) any merger agreement, share exchange, or merger (other than the Merger Agreement and the Merger), consolidation, combination, sale of substantial assets, recapitalization, dissolution, liquidation, or winding-up of or by GCBS or (ii) any amendment of GCBS’s Articles of Incorporation or Bylaws or other proposal or transaction involving GCBS or any of its subsidiaries, which amendment or other proposal or transaction would in any manner impede, frustrate, prevent, or nullify the Merger, the Merger Agreement, or any of the other transactions contemplated thereby.

4. The undersigned acknowledges and agrees that IBKC, in addition to any other remedy which it may have at law or in equity, shall be entitled to seek an injunction or injunctions to prevent breaches of this Agreement

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and to seek to specifically enforce the terms and provisions hereof in any action instituted in any state or federal court having appropriate jurisdiction. This Agreement shall be governed by and construed in accordance with the laws of the State of Louisiana without regard to the conflict of laws principles thereof. The undersigned also agrees that should there be a breach or threatened breach of this Agreement, the prevailing party is entitled under applicable law to the recovery of attorneys’ fees, costs, and expenses incurred as a result of having to address the breach or threatened breach.

5. Any term or provision of this Agreement which is invalid or unenforceable in any jurisdiction shall, as to that jurisdiction, be ineffective to the extent of such invalidity or unenforceability without rendering invalid or unenforceable the remaining terms and provisions of this Agreement or affecting the validity or enforceability of any of the terms or provisions of this Agreement in any other jurisdiction. If any provision of this Agreement is so broad as to be unenforceable, the provision shall be interpreted to be only so broad as is enforceable.

6. The undersigned hereby agrees to resign as a member of the Board of Directors of GCBS, and accepts IBKC’s invitation to join the Atlanta Advisory Board of IBERIABANK, IBKC’s commercial bank subsidiary (the “Advisory Board”), effective upon consummation of the Merger. The Advisory Board will meet on a regular basis as determined by the market president and its purpose is to advise IBERIABANK as to its market area and customers. The undersigned agrees to actively serve on the Advisory Board for a term of three years, and IBKC agrees to compensate the undersigned at the rate of $500 per meeting attended; provided, however, that if the undersigned resigns or is terminated by IBKC or IBERIABANK, the undersigned shall not be entitled to receive any compensation from the earlier of the date of such resignation or such director’s termination by IBKC. As an Advisory Board member, the undersigned shall use his or her reasonable efforts, as and to the extent permitted by law, to promote the business of IBKC, subject to IBKC’s Insider Trading Policy and other applicable policies and procedures of IBKC. In addition, the undersigned shall privately and publicly be supportive of the Merger, IBKC and management of the parties to the Merger and their subsidiaries, and without limiting the generality of the foregoing, will not disparage, or cause any comment to be made that would disparage, such entities or their managements. Failure to attend Advisory Board meetings or termination of Advisory Board membership shall not be deemed a breach of this Agreement.

7. The covenants and obligations set forth in Sections 1, 2, and 3 of this Agreement shall expire and be of no further force and effect upon the earliest to occur of: (i) consummation of the Merger, (ii) termination of the Merger Agreement, or (iii) acceptance by GCBS or the GCBS Board of Directors of a Superior Proposal (as defined in the Merger Agreement). The covenants and obligations set forth in Sections 4, 5 and 6 of this Agreement shall expire and be of no further force and effect upon the earliest to occur of: (i) the three year anniversary of the consummation of the Merger, (ii) termination of the Merger Agreement, or (iii) acceptance by GCBS or the GCBS Board of Directors of a Superior Proposal (as defined in the Merger Agreement). This Agreement shall expire and be of no further force and effect upon termination of the Merger Agreement prior to consummation of the Merger.

8. In consideration of the Merger and the Advisory Board membership, the undersigned agrees not to be a member of or be affiliated with a Board of Directors or Advisory Board of any other financial institution serving the Atlanta, Georgia Metropolitan Statistical Area as designated by the United States Office of Management and Budget, for two years after consummation of the Merger. This restriction shall not apply to any such membership and affiliation existing on the date of this Agreement. This restriction shall apply in the event of any termination of the undersigned’s Advisory Board membership prior to two years after consummation of the Merger.

9. This Agreement shall inure to the benefit of and be binding upon any corporate or other successor or assign of IBKC which shall acquire, directly or indirectly, by merger, consolidation, purchase or otherwise, all or substantially all of the assets or stock of IBERIABANK. Since IBKC seeks the service of the unique and personal skills of the undersigned, the undersigned shall be precluded from assigning or delegating his rights or duties hereunder without first obtaining the written consent of IBKC.

[Signature page follows]

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IN WITNESS WHEREOF, this Agreement has been duly executed and delivered by the undersigned as of the day and year first above written.

As to the undersigned,

signed in the presence of:

Name:
(Please Print or Type)

IBERIABANK CORPORATION

By:
Daryl G. Byrd
President, Chief Executive Officer
and Director

4

SUPPORT AGREEMENT

(GCBS Executive Officer and Director)

THIS SUPPORT AGREEMENT (“Agreement”) is made and entered into as of the [    ] day of December, 2014, by and between the undersigned,                     , a resident of                     , Georgia, and IBERIABANK Corporation, a bank holding company organized and existing under the laws of the State of Louisiana (“IBKC”).

IBKC and Georgia Commerce Bancshares, Inc., a bank holding company organized and existing under the laws of the State of Georgia (“GCBS”), have entered into an Agreement and Plan of Merger dated as of December [    ], 2014 (the “Merger Agreement”). The Merger Agreement generally provides for the merger of GCBS with and into IBKC (the “Merger”), and the conversion of the then issued and outstanding shares of the common stock of GCBS into shares of common stock of IBKC. The Merger Agreement and the Merger are subject to the affirmative vote of GCBS shareholders, the receipt of certain regulatory approvals, and the satisfaction of other conditions.

The undersigned is a director and executive officer of GCBS and is the owner of             shares of GCBS common stock, par value [$        ] per share (the “Shares”). In order to induce IBKC to enter into the Merger Agreement, the undersigned is entering into this Agreement with IBKC to set forth certain terms and conditions governing the actions to be taken by the undersigned solely in the undersigned’s capacity as a shareholder of GCBS with respect to the Shares until consummation of the Merger.

NOW, THEREFORE, in consideration of the transactions contemplated by the Merger Agreement and the mutual promises and covenants contained herein, the parties agree as follows:

l. Without the prior written consent of IBKC, which consent shall not be unreasonably withheld, the undersigned shall not transfer, sell, assign, convey, or encumber (except for stock pledges and other such encumbrances existing as of the date of this Agreement or that are made with recourse) any of the Shares prior to the Merger, except for transfers (i) by operation of law, by will, or pursuant to the laws of descent and distribution, or (ii) in which the transferee shall agree in writing to be bound by the provisions of paragraphs 1, 2, 3 and 4 of this Agreement as fully as the undersigned, or (iii) to IBKC pursuant to the terms of the Merger Agreement. Without limiting the generality of the foregoing, the undersigned shall not grant to any party any option or right to purchase the Shares or any interest therein.

2. The undersigned intends to, and will, vote (or cause to be voted) all of the Shares over which the undersigned has voting authority (other than in a fiduciary capacity) in favor of the Merger Agreement and the Merger at any meeting of shareholders of GCBS called to vote on the Merger Agreement and the Merger or the adjournment thereof or in any other circumstance upon which a vote, consent, or other approval with respect to the Merger Agreement and the Merger is sought. Further, the undersigned intends to, and will, surrender or cause to be surrendered the certificate or certificates representing the Shares over which the undersigned has dispositive authority to IBKC upon consummation of the Merger as described in the Merger.

3. Except as otherwise provided in this Agreement, at any meeting of shareholders of GCBS or at any adjournment thereof or any other circumstances upon which the vote, consent, or other approval of the GCBS shareholders is sought, the undersigned will vote (or cause to be voted) all of the Shares over which the undersigned has voting authority (other than in a fiduciary capacity) against (i) any merger agreement, share exchange, or merger (other than the Merger Agreement and the Merger), consolidation, combination, sale of substantial assets, recapitalization, dissolution, liquidation, or winding-up of or by GCBS or (ii) any amendment of GCBS’s Articles of Incorporation or Bylaws or other proposal or transaction involving GCBS or any of its subsidiaries, which amendment or other proposal or transaction would in any manner impede, frustrate, prevent, or nullify the Merger, the Merger Agreement, or any of the other transactions contemplated thereby.

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4. The undersigned acknowledges and agrees that IBKC, in addition to any other remedy which it may have at law or in equity, shall be entitled to seek an injunction or injunctions to prevent breaches of this Agreement and to seek to specifically enforce the terms and provisions hereof in any action instituted in any state or federal court having appropriate jurisdiction. This Agreement shall be governed by and construed in accordance with the laws of the State of Louisiana without regard to the conflict of laws principles thereof. The undersigned also agrees that should there be a breach or threatened breach of this Agreement, the prevailing party is entitled under applicable law to the recovery of attorneys’ fees, costs, and expenses incurred as a result of having to address the breach or threatened breach.

5. Any term or provision of this Agreement which is invalid or unenforceable in any jurisdiction shall, as to that jurisdiction, be ineffective to the extent of such invalidity or unenforceability without rendering invalid or unenforceable the remaining terms and provisions of this Agreement or affecting the validity or enforceability of any of the terms or provisions of this Agreement in any other jurisdiction. If any provision of this Agreement is so broad as to be unenforceable, the provision shall be interpreted to be only so broad as is enforceable.

6. The undersigned hereby agrees to resign as a member of the Board of Directors of GCBS. In addition, the undersigned shall privately and publicly be supportive of the Merger, IBKC and management of the parties to the Merger and their subsidiaries, and without limiting the generality of the foregoing, will not disparage, or cause any comment to be made that would disparage, such entities or their managements.

7. In consideration of the Merger, the undersigned agrees that, pending consummation of the Merger:

(a)	The undersigned will not (i) directly or indirectly solicit, request, seek, or obtain, for the benefit of the undersigned or any person or entity other than GCBS or IBKC, the business of any person or entity that is a client of GCBS, or (ii) directly or indirectly solicit, request, influence, induce, or otherwise encourage any client of GCBS to restrict, limit, or cease doing business with GCBS; and

(b)	The undersigned will not (i) solicit, recruit, hire, or cause to be solicited, recruited, or hired, whether for the undersigned’s own benefit or for the benefit of any entity or person other than GCBS or IBKC, any employee, temporary worker, or independent contractor of GCBS, or (ii) solicit, request, influence, induce, or otherwise encourage any employee, temporary worker, or independent contractor of GCBS to cease employment or any contractual or other working relationship with GCBS or to become employed by any entity or person other than GCBS or IBKC.

8. The undersigned understands that, pending consummation of the Merger, the undersigned will be provided with access to existing and new valuable information relating to the business and clients of IBKC that is nonpublic, confidential, proprietary, and/or a trade secret and would be particularly valuable to IBKC’s competitors. The undersigned also understands that IBKC desires, and makes reasonable efforts to safeguard the confidentiality of all such information which includes, but is not limited to, any information, knowledge, or data of any nature and in any form (including information that is electronically, digitally, and/or physically transmitted or stored) relating to IBKC’s business and clients, and their related services and products, including but not limited to, business plans and strategies; business acquisitions, mergers, and sales; business processes; research and development; training and other operational methods and techniques; quality assurance procedures and standards; manuals, policies, and procedures; business records and files; business proposals, drawings, charts, and graphs; client lists; client information; client source lists; purchasing methods; pricing; distribution and selling plans and activities; consultants’ reports; product information; marketing and other technical data and studies; employment and other personnel data; financial plans and strategies; financial reports and analyses; profits and losses; budgets; projections; cost analyses; price lists; formulae and analyses; proprietary computer software and data; and internal correspondence, notes, and memoranda relating to any of the foregoing (all hereinafter “Confidential Information”). Confidential Information as used in this Agreement shall not include information that (a) at the time of disclosure is, or thereafter becomes, generally available to and known by the public other than as a result of, directly or indirectly, any violation of this Agreement by the undersigned; (b) at the time of disclosure is, or thereafter becomes, available to the undersigned on a non-confidential basis from a

6

third party source, provided that such third party is not and was not prohibited from disclosing such Confidential Information to the undersigned by a legal, fiduciary or contractual obligation to IBKC; (c) was known by or in the possession of the undersigned, as established by documentary evidence, prior to being disclosed by or on behalf of IBKC pursuant to this Agreement; or (d) was or is independently developed by the undersigned, as established by documentary evidence, without reference to or use of, in whole or in part, any of IBKC’s Confidential Information.

9. In addition to the obligations undertaken by the undersigned under Sections 7 and 8, the undersigned further agrees not to engage in any action or transaction that would in any manner impede, frustrate, prevent, or nullify the Merger, the Merger Agreement, or any of the other transactions contemplated thereby.

10. The covenants and obligations set forth in Sections 1, 2, 3, 7 and 9, of this Agreement shall expire and be of no further force and effect upon the earliest to occur of: (i) consummation of the Merger, (ii) termination of the Merger Agreement, or (iii) acceptance by GCBS or the GCBS Board of Directors of a Superior Proposal (as defined in the Merger Agreement). The covenants and obligations set forth in Sections 4, 5 and 6 of this Agreement shall expire and be of no further force and effect upon the earliest to occur of: (i) the three year anniversary of the consummation of the Merger, (ii) termination of the Merger Agreement, or (iii) acceptance by GCBS or the GCBS Board of Directors of a Superior Proposal (as defined in the Merger Agreement). This Agreement shall expire and be of no further force and effect upon termination of the Merger Agreement prior to consummation of the Merger; provided, however, that the covenant and obligations set forth in Section 8 of this Agreement shall survive any termination of the Merger Agreement or this Agreement or consummation of the Merger.

11. In consideration of the Merger, the undersigned agrees not to be a member of or be affiliated with a Board of Directors or Advisory Board of any other financial institution serving the Atlanta, Georgia Metropolitan Statistical Area, as designated by the United States Office of Management and Budget, for three years after consummation of the Merger. This restriction shall not apply to any such membership and affiliation existing on the date of this Agreement.

12. This Agreement shall inure to the benefit of and be binding upon any corporate or other successor or assign of IBKC which shall acquire, directly or indirectly, by merger, consolidation, purchase or otherwise, all or substantially all of the assets or stock of IBERIABANK. Since IBKC seeks the service of the unique and personal skills of the undersigned, the undersigned shall be precluded from assigning or delegating his rights or duties hereunder without first obtaining the written consent of IBKC.

[Signature page follows]

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IN WITNESS WHEREOF, this Agreement has been duly executed and delivered by the undersigned as of the day and year first above written.

As to the undersigned,

signed in the presence of:

Name:
(Please print or type)

IBERIABANK CORPORATION

By:
Daryl G. Byrd
President, Chief Executive
Officer and Director

8

SUPPORT AGREEMENT

(GCBS Executive Officer)

THIS SUPPORT AGREEMENT (“Agreement”) is made and entered into as of the 7th day of December, 2014, by and between the undersigned, [                    ], a resident of                     , Georgia, and IBERIABANK Corporation, a bank holding company organized and existing under the laws of the State of Louisiana (“IBKC”).

IBKC and Georgia Commerce Bancshares, Inc., a bank holding company organized and existing under the laws of the State of Georgia (“GCBS”), have entered into an Agreement and Plan of Merger dated as of December 7, 2014 (the “Merger Agreement”). The Merger Agreement generally provides for the merger of GCBS with and into IBKC (the “Merger”), and the conversion of the then issued and outstanding shares of the common stock of GCBS into shares of common stock of IBKC. The Merger Agreement and the Merger are subject to the affirmative vote of GCBS shareholders, the receipt of certain regulatory approvals, and the satisfaction of other conditions.

The undersigned is an executive officer of GCBS and is the owner of 5,555 shares of GCBS common stock, par value $1.00 per share (the “Shares”). In order to induce IBKC to enter into the Merger Agreement, the undersigned is entering into this Agreement with IBKC to set forth certain terms and conditions governing the actions to be taken by the undersigned solely in the undersigned’s capacity as a shareholder of GCBS with respect to the Shares until consummation of the Merger.

NOW, THEREFORE, in consideration of the transactions contemplated by the Merger Agreement and the mutual promises and covenants contained herein, the parties agree as follows:

l. Without the prior written consent of IBKC, which consent shall not be unreasonably withheld, the undersigned shall not transfer, sell, assign, convey, or encumber (except for stock pledges and other such encumbrances existing as of the date of this Agreement or that are made with recourse) any of the Shares prior to the Merger, except for transfers (i) by operation of law, by will, or pursuant to the laws of descent and distribution, or (ii) in which the transferee shall agree in writing to be bound by the provisions of paragraphs 1, 2, 3 and 4 of this Agreement as fully as the undersigned, or (iii) to IBKC pursuant to the terms of the Merger Agreement. Without limiting the generality of the foregoing, the undersigned shall not grant to any party any option or right to purchase the Shares or any interest therein.

2. The undersigned intends to, and will, vote (or cause to be voted) all of the Shares over which the undersigned has voting authority (other than in a fiduciary capacity) in favor of the Merger Agreement and the Merger at any meeting of shareholders of GCBS called to vote on the Merger Agreement and the Merger or the adjournment thereof or in any other circumstance upon which a vote, consent, or other approval with respect to the Merger Agreement and the Merger is sought. Further, the undersigned intends to, and will, surrender or cause to be surrendered the certificate or certificates representing the Shares over which the undersigned has dispositive authority to IBKC upon consummation of the Merger as described in the Merger.

3. Except as otherwise provided in this Agreement, at any meeting of shareholders of GCBS or at any adjournment thereof or any other circumstances upon which the vote, consent, or other approval of the GCBS shareholders is sought, the undersigned will vote (or cause to be voted) all of the Shares over which the undersigned has voting authority (other than in a fiduciary capacity) against (i) any merger agreement, share exchange, or merger (other than the Merger Agreement and the Merger), consolidation, combination, sale of substantial assets, recapitalization, dissolution, liquidation, or winding-up of or by GCBS or (ii) any amendment of GCBS’s Articles of Incorporation or Bylaws or other proposal or transaction involving GCBS or any of its subsidiaries, which amendment or other proposal or transaction would in any manner impede, frustrate, prevent, or nullify the Merger, the Merger Agreement, or any of the other transactions contemplated thereby.

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4. The undersigned acknowledges and agrees that IBKC, in addition to any other remedy which it may have at law or in equity, shall be entitled to seek an injunction or injunctions to prevent breaches of this Agreement and to seek to specifically enforce the terms and provisions hereof in any action instituted in any state or federal court having appropriate jurisdiction. This Agreement shall be governed by and construed in accordance with the laws of the State of Louisiana without regard to the conflict of laws principles thereof. The undersigned also agrees that should there be a breach or threatened breach of this Agreement, the prevailing party is entitled under applicable law to the recovery of attorneys’ fees, costs, and expenses incurred as a result of having to address the breach or threatened breach.

5. Any term or provision of this Agreement which is invalid or unenforceable in any jurisdiction shall, as to that jurisdiction, be ineffective to the extent of such invalidity or unenforceability without rendering invalid or unenforceable the remaining terms and provisions of this Agreement or affecting the validity or enforceability of any of the terms or provisions of this Agreement in any other jurisdiction. If any provision of this Agreement is so broad as to be unenforceable, the provision shall be interpreted to be only so broad as is enforceable.

6. The undersigned shall privately and publicly be supportive of the Merger, IBKC and management of the parties to the Merger and their subsidiaries, and without limiting the generality of the foregoing, will not disparage, or cause any comment to be made that would disparage, such entities or their managements.

7. In consideration of the Merger, the undersigned agrees that, pending consummation of the Merger:

(c)	The undersigned will not (i) directly or indirectly solicit, request, seek, or obtain, for the benefit of the undersigned or any person or entity other than GCBS or IBKC, the business of any person or entity that is a client of GCBS, or (ii) directly or indirectly solicit, request, influence, induce, or otherwise encourage any client of GCBS to restrict, limit, or cease doing business with GCBS; and

(d)	The undersigned will not (i) solicit, recruit, hire, or cause to be solicited, recruited, or hired, whether for the undersigned’s own benefit or for the benefit of any entity or person other than GCBS or IBKC, any employee, temporary worker, or independent contractor of GCBS, or (ii) solicit, request, influence, induce, or otherwise encourage any employee, temporary worker, or independent contractor of GCBS to cease employment or any contractual or other working relationship with GCBS or to become employed by any entity or person other than GCBS or IBKC.

8. The undersigned understands that, pending consummation of the Merger, the undersigned will be provided with access to existing and new valuable information relating to the business and clients of IBKC that is nonpublic, confidential, proprietary, and/or a trade secret and would be particularly valuable to IBKC’s competitors. The undersigned also understands that IBKC desires, and makes reasonable efforts to safeguard the confidentiality of all such information which includes, but is not limited to, any information, knowledge, or data of any nature and in any form (including information that is electronically, digitally, and/or physically transmitted or stored) relating to IBKC’s business and clients, and their related services and products, including but not limited to, business plans and strategies; business acquisitions, mergers, and sales; business processes; research and development; training and other operational methods and techniques; quality assurance procedures and standards; manuals, policies, and procedures; business records and files; business proposals, drawings, charts, and graphs; client lists; client information; client source lists; purchasing methods; pricing; distribution and selling plans and activities; consultants’ reports; product information; marketing and other technical data and studies; employment and other personnel data; financial plans and strategies; financial reports and analyses; profits and losses; budgets; projections; cost analyses; price lists; formulae and analyses; proprietary computer software and data; and internal correspondence, notes, and memoranda relating to any of the foregoing (all hereinafter “Confidential Information”). Confidential Information as used in this Agreement shall not include information that (a) at the time of disclosure is, or thereafter becomes, generally available to and known by the public other than as a result of, directly or indirectly, any violation of this Agreement by the undersigned; (b) at the time of disclosure is, or thereafter becomes, available to the undersigned on a non-confidential basis from a third party source, provided that such third party is not and was not prohibited from disclosing such Confidential

10

Information to the undersigned by a legal, fiduciary or contractual obligation to IBKC; (c) was known by or in the possession of the undersigned, as established by documentary evidence, prior to being disclosed by or on behalf of IBKC pursuant to this Agreement; or (d) was or is independently developed by the undersigned, as established by documentary evidence, without reference to or use of, in whole or in part, any of IBKC’s Confidential Information.

9. In addition to the obligations undertaken by the undersigned under Sections 7 and 8, the undersigned further agrees not to engage in any action or transaction that would in any manner impede, frustrate, prevent, or nullify the Merger, the Merger Agreement, or any of the other transactions contemplated thereby.

10. The covenants and obligations set forth in Sections 1, 2, 3, 7 and 9, of this Agreement shall expire and be of no further force and effect upon the earliest to occur of: (i) consummation of the Merger, (ii) termination of the Merger Agreement, or (iii) acceptance by GCBS or the GCBS Board of Directors of a Superior Proposal (as defined in the Merger Agreement). The covenants and obligations set forth in Sections 4, 5 and 6 of this Agreement shall expire and be of no further force and effect upon the earliest to occur of: (i) the three year anniversary of the consummation of the Merger, (ii) termination of the Merger Agreement, or (iii) acceptance by GCBS or the GCBS Board of Directors of a Superior Proposal (as defined in the Merger Agreement). This Agreement shall expire and be of no further force and effect upon termination of the Merger Agreement prior to consummation of the Merger; provided, however, that the covenant and obligations set forth in Section 8 of this Agreement shall survive any termination of the Merger Agreement or this Agreement or consummation of the Merger.

11. In consideration of the Merger, the undersigned agrees not to be a member of or be affiliated with a Board of Directors or Advisory Board of any other financial institution serving the Atlanta, Georgia Metropolitan Statistical Area, as designated by the United States Office of Management and Budget, for three years after consummation of the Merger. This restriction shall not apply to any such membership and affiliation existing on the date of this Agreement.

12. This Agreement shall inure to the benefit of and be binding upon any corporate or other successor or assign of IBKC which shall acquire, directly or indirectly, by merger, consolidation, purchase or otherwise, all or substantially all of the assets or stock of IBERIABANK. Since IBKC seeks the service of the unique and personal skills of the undersigned, the undersigned shall be precluded from assigning or delegating his rights or duties hereunder without first obtaining the written consent of IBKC.

[Signature page follows]

11

IN WITNESS WHEREOF, this Agreement has been duly executed and delivered by the undersigned as of the day and year first above written.

As to the undersigned,

signed in the presence of:

Name:
(Please print or type)

IBERIABANK CORPORATION

By:
Daryl G. Byrd
President, Chief Executive
Officer and Director

12

EXHIBIT II

(FORM OF EMPLOYMENT TERMINATION AGREEMENTS)

to

AGREEMENT AND PLAN OF MERGER

between

IBERIABANK CORPORATION

and

GEORGIA COMMERCE BANCSHARES, INC.

Dated as of December 7, 2014

EMPLOYMENT AGREEMENT TERMINATION

WHEREAS, on [                    ], Georgia Commerce Bancshares, Inc. (the Holding Company”), Georgia Commerce Bank (“GCB”), and [                    ] (the “Executive”) entered into an Employment Agreement (the “Employment Agreement”), pursuant to which the Executive would provide services to the Holding Company and GCB; and

WHEREAS, on December 7, 2014, the Holding Company and IBERIABANK Corporation (“IBKC”) entered into a merger agreement pursuant to which the Holding Company will merge with and into IBKC and GCB will merge with and into IBERIABANK (the “Merger”), following which IBKC and IBERIABANK shall be successors in interest to the rights and obligations of the Holding Company and GCB, respectively, in the Employment Agreement; and

WHEREAS, the Merger qualifies as a “change of control event” within the meaning of Section 409A of the Internal Revenue Code of 1986, as amended (“Section 409A”), and the Employment Agreement is a nonqualified deferral compensation plan under Section 409A;

WHEREAS, Section 409A permits the termination and liquidation of a nonqualified deferred compensation plan in connection with a change in control event and the accelerated payment of compensation amounts deferred under the plan if the requirements of Treasury Regulation Section 1.409A-3(j)(4)(ix)(B) are met;

WHEREAS, pursuant to Treasury Regulation Section 1.409A-3(j)(4)(ix)(B), the parties may terminate the Employment Agreement and may liquidate the amounts that may be payable under such agreement by irrevocable action taken within the 30 days preceding or within the 12 months following the change in control event, but only if all arrangements sponsored by the Holding Company immediately after the change in control event that are aggregated with the Employment Agreement under Section 409A’s plan aggregation rules set forth in Treasury Regulation Section 1.409A-1(c)(2) are also terminated and liquidated with respect to each participant that experienced the change in control event, and provided further that all participants receive all compensation amounts deferred under such plans within 12 months following the date that IBKC irrevocably takes all necessary action to terminate such plans;

WHEREAS, IBKC has determined that the employment agreements set forth on Schedule A hereto (collectively, the “Plans”) constitute all of the plans and arrangements that would be aggregated with the Employment Agreement for purposes of Treasury Regulation Section 1.409A-1(c)(2); and

WHEREAS, the parties have determined that it is advisable and in the best interests of the Executive, IBKC, its shareholders and IBERIABANK to terminate and liquidate the Plans, effective as of effective date of the Merger (the “Effective Date”), and to accelerate the payment of all accrued benefits so that such amounts are paid in lump sum as soon as administratively practicable following the termination of the Plans and, in any event, no later than the first anniversary of the termination of the Plans;

NOW THEREFORE, it is agreed as follows:

1. Effective as of the Effective Date, the Employment Agreement is hereby terminated. Notwithstanding the previous sentence, the Employment Agreement shall not be terminated and the remaining provisions of this Agreement shall not be operative unless and until agreements to terminate all of the Plans have been executed by the respective parties and are in effect. If such actions have not been taken by the Effective Date, this Agreement shall be null and void.

2. On the Effective Date, but in no event later than the first anniversary of the effective date of termination of the Plans, IBERIABANK shall pay to the Executive the sum of $1,073,333 (the “Termination Payment”), representing the cash severance that would have been due him under the Employment Agreement had he been terminated without Cause (as set forth in the Employment Agreement).

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3. The Executive acknowledges and agrees that the Termination Payment represents all of his remaining accrued and unpaid benefits that were or could have been due under the Employment Agreement.

4. On the Effective Date, the Executive and IBERIABANK will enter into a new employment agreement, in the form attached hereto as Exhibit A.

5. This Agreement may be executed in one or more counterparts, each of which will be deemed to be an original but all of which together will constitute one and the same instrument.

IN WITNESS WHEREOF, the parties have executed this Agreement on the dates indicated below.

IBERIABANK CORPORATION

By:
Daryl G. Byrd
President and Chief Executive Officer
Date:

IBERIABANK

By:
Daryl G. Byrd
President and Chief Executive Officer
Date:

GEORGIA COMMERCE BANCSHARES, INC.

By:
Name:
Title:
Date:

GEORGIA COMMERCE BANK

By:
Name:
Title:
Date:

Name:
Date:

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SCHEDULE A

The Plans:

•	Employment Agreement between Georgia Commerce Bancshares, Inc., Georgia Commerce Bank and Mark W. Tipton, dated July 25, 2014

•	Employment Agreement between Georgia Commerce Bancshares, Inc., Georgia Commerce Bank and Rodney L. Hall, dated July 25, 2014

•	Employment Agreement between Georgia Commerce Bank and William V. Morris, dated December 30, 2013

•	Employment Agreement between Georgia Commerce Bank and Jane Skelton, dated December 30, 2013

•	Employment Agreement between Georgia Commerce Bank and William L. Kane, dated December 30, 2013

Also includes any “non-account balance plans” maintained by Georgia Commerce Bancshares, Inc. or Georgia Commerce Bank.

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EXHIBIT III

(EMPLOYMENT AGREEMENTS WITH

MARK W. TIPTON and RODNEY L. HALL)

to

AGREEMENT AND PLAN OF MERGER

between

IBERIABANK CORPORATION

and

GEORGIA COMMERCE BANCSHARES, INC.

Dated as of December 7, 2014

EMPLOYMENT AGREEMENT

THIS AGREEMENT entered into as of this 7th day of December, 2014, by and between IBERIABANK (the “Bank”) and Mark W. Tipton (the “Employee”), but effective as of the Merger Date (as defined below).

WHEREAS, the Employee currently serves as Chairman and Chief Executive Officer of Georgia Commerce Bank, a Georgia-chartered commercial bank (“GCB”);

WHEREAS, in connection with the merger of Georgia Commerce Bancshares, Inc. with and into IBERIABANK Corporation pursuant to that certain Agreement and Plan of Merger dated December 7, 2014, GCB is merging with and into the Bank;

WHEREAS, as a condition to the effectiveness of this Agreement, the Employee will enter into an employment termination agreement (the “Termination Agreement”), to be effective upon consummation of the merger of GCB with and into the Bank (the “Merger Date”), terminating his current employment agreement by and among the Employee, GCB and Georgia Commerce Bancshares, Inc.; and

WHEREAS, the Employee is willing to accept employment with the Bank on the terms and conditions set forth below upon the Merger Date.

NOW, THEREFORE, it is AGREED as follows:

1. Employment. Commencing as of the Merger Date and conditioned on the effectiveness of the Termination Agreement, the Employee is employed as Executive Vice President and Georgia Regional President of the Bank. The Employee shall render such administrative and management services for the Bank as are currently rendered and as are customarily performed by persons situated in a similar executive capacity. The Employee shall also promote, by entertainment or otherwise, as and to the extent permitted by law, the business of the Bank. The Employee’s other duties shall be such as the Bank may from time to time reasonably direct, including normal duties as a Regional President of the Bank.

2. Base Compensation. During the term of this Agreement, the Bank agrees to pay the Employee an annual salary of $425,000, less standard payroll deductions, payable ratably in cash with the Bank’s regular payroll payments.

3. Annual Bonuses. During the term of this Agreement, the Employee shall receive an annual cash bonus of $275,000 (the “Annual Bonus”), less standard payroll deductions, on each of the first, second and third anniversaries of the Merger Date.

4. Participation in Bank Plans; Benefits; Expenses.

(a) Bank Plans. During the term of this Agreement, the Employee shall participate in plans that the Bank maintains for the benefit of its senior management employees, including (i) long-term incentive, deferred compensation and retirement benefits, and (ii) medical insurance or the reimbursement of medical or dependent care expenses.

(b) Long-Term Incentive Compensation Plans. At the Merger Date, the Employee shall also be awarded 15,000 shares of restricted stock under IBERIABANK Corporation’s incentive compensation plan, which shall vest ratably over a three (3)-year period and shall have such other terms and conditions as set forth in the applicable award agreement.

(c) Employee Benefits; Expense Reimbursement. During the term of this Agreement, the Employee shall participate in the fringe benefits which are or may become available to the Bank’s employees commensurate with the responsibilities and functions to be performed by the Employee under this Agreement. The Bank shall reimburse the Employee for all reasonable out-of-pocket business expenses which he shall incur in connection with his services for the Bank, upon substantiation of such expenses in accordance with the policies of the Bank.

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(d) Automobile and Social Clubs. During the term of this Agreement, the Bank shall provide to the Employee a monthly automobile allowance of $750. During the term of this Agreement, the Bank shall reimburse or pay the Employee amounts sufficient to establish or maintain membership in any club or organization (business, social or otherwise) to which the Employee is a member as of the date of this Agreement.

(e) Life Insurance. During the term of this Agreement, the Bank shall pay the annual premium on a life insurance policy owned by the Employee and having a death benefit of one million dollars ($1,000,000); with a proportionate decrease in the death benefit value permitted if the specified coverage level cannot be purchased at standard underwriting rates.

5. Term. The Bank hereby employs the Employee, and the Employee hereby accepts employment with the Bank, under this Agreement, for the period commencing on the Merger Date and ending thirty-six (36) months thereafter (or such earlier date as is determined in accordance with Section 9 hereof).

6. Confidentiality, Loyalty and Restrictive Covenants.

(a) Bank’s Business. The Bank is engaged in the business of offering comprehensive financial products including retail, commercial, private banking, mortgage, treasury management, online banking and investment services. The Bank’s business also includes the development and maintenance of business relationships and accounts with various persons and/or entities with whom the Bank conducts business, including customers, consumers, borrowers, vendors, suppliers, contractors, or otherwise, are hereinafter collectively referred to as Bank’s “clients.”

(b) Duty of Loyalty/No Conflict of Interest. The Employee hereby acknowledges that he owes a duty of loyalty to Bank and agrees to fulfill that duty as a material condition of his employment. The Employee agrees to devote substantially all of his professional and business time and attention as required for his position to the business of the Bank, to use his best efforts to advance the interests, business, and welfare of the Bank, and to render his services under this Agreement with full diligence, loyalty and competence. The Employee also agrees not to engage in any other employment or business activities during his employment by Bank that compete with the business of the Bank or interfere with the ability of the Employee to perform the services and discharge the responsibilities required of his under this Agreement.

The Employee agrees to act in the course of the Employee’s duties solely in the best interest of the Bank, and to refrain from taking part in any transaction in which the Employee does not believe in good faith that he can fulfill his duty of loyalty and fiduciary responsibility to Bank.

(c) Confidential Information. The Employee understands that, during the course of the Employee’s employment relationship with the Bank, the Employee will be provided with access to existing and new valuable information relating to the business and clients of Bank that is nonpublic, confidential, proprietary, and/or a trade secret and would be particularly valuable to the Bank’s competitors. The Employee also understands that Bank desires, and makes reasonable efforts to safeguard, the confidentiality of all such information, which includes, but is not limited to, any information, knowledge, or data of any nature and in any form (including information that is electronically, digitally, and/or physically transmitted or stored) relating to Bank’s business and clients, and their related services and products, including but not limited to business plans and strategies; business acquisitions, mergers, and sales; business processes; research and development; training and other operational methods and techniques; quality assurance procedures and standards; manuals, policies, and procedures; business records and files; business proposals, drawings, charts, and graphs; client lists; client information; client source lists; purchasing methods; pricing; distribution and selling plans and activities; consultants’ reports; product information; marketing and other technical data and studies; employment and other personnel data; financial plans and strategies; financial reports and analyses; profits and losses; budgets; projections; cost analyses; price lists; formulae and analyses; proprietary computer software and data; and internal correspondence, notes, and memoranda relating to any of the foregoing (all hereinafter “Confidential Information”).

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(d) Use and Non-Disclosure of Confidential Information. The Employee agrees that, during and after the end of the Employee’s employment relationship with Bank, the Employee will not use, communicate, divulge, or make available to any person or entity (other than Bank, its clients, or other persons or entities expressly authorized by Bank to receive such information) any Confidential Information, except upon the prior written authorization of Bank or as may be required by law or valid legal process. The Employee further agrees that upon the end of the Employee’s employment relationship with Bank, the Employee will deliver promptly to Bank any such Confidential Information in the Employee’s possession, including any duplicates or excerpts thereof and any notes, summaries, memoranda, data, or other records the Employee has obtained, collected or prepared with respect thereto. If the provisions of any applicable law or the order of any court, governmental agency, or tribunal would require the Employee to disclose or otherwise make available any such Confidential Information, the Employee shall provide Bank with advance written notice of at least ten business days, or if such notice is not possible the Employee shall provide as much advance written notice possible under the circumstances, of any such required disclosure and a reasonable opportunity to contest such disclosure or apply for a protective order or similar relief with respect to the Confidential Information through the appropriate proceedings. The Bank and the Employee agree that the foregoing shall not preclude the Employee from other employment subsequent to the term of this Agreement.

(e) Restrictive Covenants.

(1) The Territory. The “Territory”, as used in this Agreement, shall consist of the Atlanta, Georgia Metropolitan Statistical Area, as designated by the United States Office of Management and Budget and other MSAs in Georgia in which the Bank operates during the term of this Agreement.

(2) Non-Competition. During the 36-month period beginning on the Merger Date, regardless of whether the Employee remains employed throughout those thirty-six (36) months, the Employee shall not, in the Territory, directly or indirectly, whether as an employee, consultant, independent contractor, agent, officer, director, owner, partner, operator, shareholder of 1% or more of stock, or in any other capacity, engage in any business that originates loans and/or accepts deposits.

(3) Non-Solicitation. During the 36-month period beginning on the Merger Date, regardless of whether the Employee remains employed throughout those thirty-six (36) months, the Employee shall not, in the Territory, (1) directly or indirectly solicit, request, seek, or obtain, for the benefit of the Employee or any person or entity other than the Bank, the business of any person or entity that is a client of Bank during that 36-month period, or (2) directly or indirectly solicit, request, influence, induce, or otherwise encourage any client of Bank as described herein to restrict, limit, or cease doing business with Bank.

(4) Non-Recruitment. During the 36-month period beginning on the Merger Date, regardless of whether the Employee remains employed throughout those thirty-six (36) months, the Employee shall not, in the Territory, solicit, recruit, hire, or cause to be solicited, recruited, or hired, whether for the Employee’s own benefit or for the benefit of any entity or person other than Bank, any employee, temporary worker, or independent contractor of Bank. The Employee also shall not solicit, request, influence, induce, or otherwise encourage any employee, temporary worker, or independent contractor of Bank to cease employment or any contractual or other working relationship with Bank or to become employed by any entity or person other than Bank.

(5) Prohibited Conduct. During the 36-month period beginning on the Merger Date, regardless of whether the Employee remains employed throughout those thirty-six (36) months, the Employee shall not directly or indirectly enable, solicit, request, influence, induce, encourage, or cause any other person or entity to engage in any conduct prohibited by Sections 6(e)(2), 6(e)(3) or 6(e)(4) of this Agreement.

(6) Confidential Information. Upon termination of the Employee’s employment for any reason and at any time, the Employee will immediately return to Bank all Confidential Information, and all business

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property of Bank, which shall include but is not limited to all products, equipment, hardware, literature, keys, access cards, computers and related equipment, cell phones, communications devices, personal data assistants, and other property of Bank.

(f) Breach and Remedies.

(1) The Employee acknowledges that Bank’s willingness to provide the consideration for this Agreement is based in material part on the Employee’s agreement to the provisions of Sections 6 (c)(d)(e) of this Agreement. The Employee also acknowledges that Bank has provided good and valuable consideration for the obligations undertaken by the Employee herein, including but not limited to, (1) his employment under this Agreement, (2) monetary compensation, (3) training in various facets of Bank’s business, (4) development of contacts and relationships with Bank’s clients, recruits, employees, and other persons and entities in the course of Bank’s business, and/or (5) access to Bank’s Confidential Information. The Employee further acknowledges that the obligations enumerated herein are undertaken freely, voluntarily, and with full knowledge and appreciation of their consequences.

(2) The Employee acknowledges that a breach or threatened breach of any of the Employee’s obligations would cause immediate and irreparable harm to Bank for which an adequate monetary remedy does not exist. The Employee agrees that, in the event of any such breach or threatened breach, Bank shall be entitled to temporary, preliminary, and/or permanent injunctive relief restraining the Employee from such breach or threatened breach, and/or compelling or ordering the Employee’s compliance with this Agreement, without the necessity of proof of actual damage or the posting of any security or bond, except as required by any non-waivable, applicable law. Nothing herein, however, shall be construed as prohibiting Bank from pursuing any other remedy at law or in equity to which the Bank may be entitled in the event of a breach or threatened breach by the Employee, including without limitation the recovery of damages, penalties, attorneys’ fees, lost profits, costs, and expenses incurred by Bank as a result.

7. Standards. The Employee shall perform his duties under this Agreement in accordance with such reasonable standards as the Bank may establish from time to time. The Bank will provide the Employee with the working facilities and staff customary for similar executives and necessary for him to perform his duties.

8. Vacation. At such reasonable times as the Bank shall in its discretion permit, the Employee shall be entitled, without loss of pay, to absent himself voluntarily from the performance of his employment under this Agreement, all such voluntary absences to count as vacation time; provided that:

(a) The Employee shall be entitled to an annual vacation in accordance with the policies that the Board periodically establishes for senior management employees of the Bank.

(b) In addition to the aforesaid paid vacations, the Employee shall be entitled without loss of pay, to absent himself voluntarily from the performance of his employment with the Bank for such additional periods of time and for such valid and legitimate reasons as the Bank may in its discretion determine. Further, the Bank may grant to the Employee a leave or leaves of absence, with or without pay, at such time or times and upon such terms and conditions as the Bank in its discretion may determine.

9. Termination and Termination Pay.

(a) Death. The Employee’s employment under this Agreement shall terminate upon his death during the term of this Agreement, in which event the Employee’s estate shall be entitled to receive the compensation due the Employee through the last day of the calendar month in which his death occurred. Any payments due to death of the Employee pursuant to Section 9(a) shall be made within 30 days of the Employee’s death.

(b) For Just Cause. The Bank may, by written notice to the Employee as described below, terminate his employment at any time, for Just Cause. The Employee shall have no right to receive compensation or other

5

benefits for any period after termination for Just Cause. Termination for “Just Cause” shall mean termination because of the Employee’s personal dishonesty, willful failure to discharge duties, willful misconduct, breach of fiduciary duty involving personal profit, conviction of or plea of guilty or nolo contendere to a crime that constitutes a felony (or state law equivalent) or a crime that constitutes a misdemeanor involving moral turpitude, or material breach of any provision of this Agreement. No act or failure to act, on the Employee’s part shall be considered “willful” unless it is done, or omitted to be done, by him in bad faith or without reasonable belief that his action or omission was in the Bank’s best interests. Any act, or failure to act, based upon authority given pursuant to a resolution of the Board of Directors of the Bank (the “Board”) or instructions of the Chief Executive Officer or a senior officer of the Bank or the advice of counsel for the Bank shall be conclusively presumed to be in good faith and in the Bank’s best interests. The cessation of Employee’s employment shall not be deemed to be for Just Cause unless and until there shall have been delivered to him a copy of a resolution duly adopted by the vote of not less than three-quarters of the entire membership of the Board at a meeting called and held for such purpose (after reasonable notice is provided to the Employee and he is given an opportunity, together with counsel, to be heard before the Board), finding that, in the Board’s good faith opinion, the Employee is guilty of the conduct described above, and specifying the particulars thereof in detail.

(c) By Bank Without Just Cause or by the Employee For Cause. Subject to Sections 9(f) and 12 hereof, in the event of the Employee’s termination by Bank without Just Cause or by the Employee For Cause (as defined herein), the Employee shall be entitled to receive the greater of (i) the balance of the Base Compensation and Annual Bonuses that he would have received had he remained employed with the Bank for the remainder of the 36-month period beginning on the Merger Date, but had not yet received as of his termination date or (ii) the amount that would otherwise be payable to him under the Bank’s Severance Pay Plan, as amended from time to time; provided further, that the payment of such amount shall be in addition to all vested rights and benefits in favor of the Employee determined as of the date of termination of his employment under this Agreement. The Employee shall also be entitled to coverage under the Bank’s life insurance plans and medical, health, and dental plans (each being a “Welfare Plan”) in the same manner in which the Employee received coverage on the last day of his employment with the Bank. The Employee and his covered dependents (if any) shall continue participating in such Welfare Plans, subject to: (1) the feasibility of providing such coverage pursuant to the applicable insurance policies and programs (with the Bank using all commercially reasonable means to amend such policies if necessary); (2) feasibility under applicable law; (3) the Employee electing continuation coverage for health plan coverage (“COBRA”); and (4) the Employee making the same premium contributions (if any) on the part of the Employee as were required immediately prior to his termination. Such coverage shall continue until the earlier of (i) his death; (ii) his employment by another employer other than one of which he is the majority owner; or (iii) one (1) year from his termination date. Health plan continuation coverage may continue beyond the date set forth in the prior sentence, provided the Employee pays the full COBRA continuation premium. For the purposes of this Section 9(c), “by the Employee For Cause” shall mean the Bank’s violation of any material provision of this Agreement and includes (i) a requirement by Bank that the Employee relocate more than fifty (50) miles from the Employee’s current work location; (ii) a material reassignment of the Employee by Bank to a position, or a requirement by Bank for the Employee to perform duties, not in keeping with the position referenced in this Agreement; (iii) any reduction in the Employee’s compensation without the consent of the Employee; or (iv) being requested by Bank to perform an illegal or unethical business practice, any of which is not remedied within thirty (30) days after written notice thereof from the Employee to Bank. Any termination by the Employee For Cause must be made by the Employee within ninety (90) days of the Employee becoming aware of the basis for such termination. Subject to Section 19 of the Agreement, any cash payments to the Employee pursuant to this Section 9(c) shall be paid within 10 days of the Employee’s separation from service with the Bank.

(d) Termination Under Law.

(1) If an order issued under Sections 8(e)(4) or 8(g)(1) of the Federal Deposit Insurance Act (“FDIA”) (12 U.S.C. 1818(e)(4) and (g)(1)) removes and/or permanently prohibits the Employee from participating in the conduct of the Bank’s affairs, all obligations of the Bank under this Agreement shall terminate, as of the date of the order. No such order shall affect the vested rights of the parties.

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(2) If the Bank is in default (as defined in Section 3(x)(1) of FDIA), all obligations under this Agreement shall terminate as of the date of default; however, this Paragraph shall not affect the vested rights of the parties.

(3) All obligations under this Agreement shall terminate, except to the extent that continuation of this Agreement is necessary for the continued operation of the Bank: (i) by the Louisiana Commissioner of the Office of Financial Institutions (“Commissioner”), or its designee, at the time that the Federal Deposit Insurance Corporation (“FDIC”) enters into an agreement to provide assistance to or on behalf of the Bank under the authority contained in Section 13(c) FDIA; or (ii) by the Commissioner, or his or her designee, at the time that the Commissioner, or his or her designee, approves a supervisory merger to resolve problems related to operation of the Bank or when the Bank is determined by the Commissioner to be in an unsafe or unsound condition. Such action shall not affect any vested rights of the parties.

(e) Voluntary Termination by the Employee. Subject to Section 9(b), the Employee may voluntarily terminate employment with the Bank during the term of this Agreement, upon prior written notice to the Bank, in which case the Employee shall receive his earned compensation, vested rights and employee benefits, all as of the date of his termination of employment under this Agreement.

(f) Change in Control. If the event of a Change in Control, as defined in the Change in Control Severance Agreement to be entered into between the Employee and Bank effective as of the Merger Date and attached hereto as Exhibit A (the “Change in Control Severance Agreement”), the rights and obligations of the Employee and the Bank in the event of the Employee’s termination by Bank without Just Cause or by the Employee For Cause (as defined herein) will be governed by the Change in Control Severance Agreement and not by the terms of this Agreement.

10. Suspension of Employment. If a notice served under Section 8(e)(3) or (g)(1) of the FDIA (12 U.S.C. 1818(e)(3) and (g)(1)) suspends and/or temporarily prohibits the Employee from participating in the conduct of the Bank’s affairs, the Bank’s obligations under this Agreement shall be suspended as of the date of such service, unless stayed by appropriate proceedings. If the charges in the notice are dismissed, the Bank shall (i) pay the Employee all of the compensation withheld while its contract obligations were suspended, and (ii) reinstate any of its obligations which were suspended.

11. Disability. If the Employee shall become disabled or incapacitated to the extent that he is unable to perform his duties hereunder, by reason of a medically determinable physical or mental impairment, as determined by a licensed medical doctor, the Employee shall receive the compensation and benefits which may be payable to him under the disability insurance coverage in effect for Bank employees. Upon returning to active full-time employment, the Employee’s full compensation as set forth in this Agreement shall be reinstated. In the event that the Employee returns to active employment on other than a full-time basis, his base compensation (as set forth in Section 2 of this Agreement) shall be reduced in proportion to the time spent in said employment, or as shall otherwise be agreed to by the parties.

12. Limitation by Section 18(k) of the FDIA. Notwithstanding anything herein to the contrary, any payments made to the Employee pursuant to this Agreement, or otherwise, are subject to and conditioned upon their compliance with Section 18(k) of the FDIA (12 U.S.C. § 1828(k)) and any regulations promulgated thereunder.

13. Successors and Assigns.

(a) This Agreement shall inure to the benefit of and be binding upon any corporate or other successor of the Bank which shall acquire, directly or indirectly, by merger, consolidation, purchase or otherwise, all or substantially all of the assets or stock of the Bank or IBERIABANK Corporation.

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(b) Since the Bank is contracting for the unique and personal skills of the Employee, the Employee shall be precluded from assigning or delegating his rights or duties hereunder without first obtaining the written consent of the Bank.

14. Amendments. No amendments or additions to this Agreement shall be binding unless made in writing and signed by both parties, except as herein otherwise specifically provided.

15. Applicable Law. Except to the extent preempted by Federal law, the laws of the State of Louisiana shall govern this Agreement in all respects, whether as to its validity, construction, capacity, performance or otherwise.

16. Severability/Reformation. If any term or provision of this Agreement is held to be invalid or unenforceable in any respect, the parties agree that they intend for any court or tribunal so construing this Agreement to reform, modify, expand, or limit such term or provision temporally, geographically, or otherwise so as to render it valid and enforceable to the fullest extent allowed by law. Any such term or provision that is not susceptible of such reformation shall be disregarded or severed so as to not affect any other term or provision hereof, and the remainder of this Agreement shall not be affected thereby and each such remaining term and provision of this Agreement shall be valid and enforced to the fullest extent permitted by law.

17. Waiver of Breach. The waiver by Bank of any breach by the Employee of any particular provision of this Agreement shall not operate or be construed as a waiver of any prior, contemporaneous, or subsequent breach of the same or any other provision.

18. Arbitration. Any dispute or controversy arising under or in connection with this Agreement shall be settled exclusively by arbitration, conducted before an arbitrator sitting in New Orleans, Louisiana, in accordance with the rules of the American Arbitration Association (“AAA”) then in effect. Judgment may be entered on the arbitrator’s award in any court having jurisdiction. Notwithstanding the foregoing, (i) any claim for unemployment or worker’s compensation benefits that is subject to the exclusive jurisdiction of a state agency, any non-waivable statutory claims, and any charges filed with the National Labor Relations Board shall not be subject to this Agreement, (ii) any claim which is based upon an employee’s benefits plan that is underwritten by a commercial insurer that decides payment of claims and does not agree to arbitration shall not be covered by this Agreement, and (iii) this Agreement shall not be construed as precluding the filing of a charge with the Equal Employment Opportunity Commission or other federal or state agencies. The Bank agrees that if the Employee submits a request for arbitration, the Employee’s maximum out-of-pocket expenses for the arbitrator and administrative costs of the AAA will be $125.00 and the Bank will pay all of the remaining fees and administrative costs of the arbitrator and AAA. The Employee shall be responsible for any expenses and costs associated with his portion of the arbitration including, but not limited to, attorneys’ fees, witness fees, deposition costs, travel expenses, copying costs and transcription fees.

19. Internal Revenue Code Section 409A.

(a) This Agreement is intended to comply with, or otherwise be exempt from, Section 409A of the Internal Revenue Code of 1986, as amended (the “Code”). The Agreement shall be administered, interpreted, and construed in a manner consistent with Code Section 409A. Notwithstanding any provision in this Agreement to the contrary, in the event the Employee is a Specified Employee (within the meaning of Treasury Regulations Section 1.409A-1(i)), then, to the extent any payment or benefit hereunder (1) is subject to Section 409A of the Code and (2) is triggered by the Employee’s Separation from Service (within the meaning of Treasury Regulations Section 1.409A-1(h)), then such payment shall be suspended and shall be paid to the Employee on the first day of the seventh month following the Employee’s Separation from Service with the Bank, if necessary to avoid any penalties under Code Section 409A.

(b) Notwithstanding anything to the contrary in this Agreement or in any Bank policy with respect to such payments, in-kind benefits and reimbursements provided under this Agreement during any tax year of

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Employee shall not affect in-kind benefits or reimbursements to be provided in any other tax year of Employee and are not subject to liquidation or exchange for another benefit. Notwithstanding anything to the contrary in this Agreement, reimbursement requests must be timely submitted by Employee and, if timely submitted, reimbursement payments shall be made to Employee as soon as administratively practicable following such submission in accordance with the Bank’s policies regarding reimbursements, but in no event later than the last day of Employee’s taxable year following the taxable year in which the expense was incurred. This Section 20(b) shall only apply to in-kind benefits and reimbursements that would result in taxable compensation income to Employee.

20. Complete Agreement. Except for the Change in Control Severance Agreement, this Agreement (including the Territory set forth in Section 6(e)(1) of this Agreement) sets forth the entire agreement between Bank and the Employee with respect to the subject matters covered herein and the parties hereby agree that there are no extraneous agreements or understandings governing or concerning such subject matters, except as expressly referenced otherwise in this Agreement.

21. Survival. The responsibilities and obligations of the parties to this Agreement as set forth in this Agreement, and the responsibilities and obligations which are to be performed following the termination of the employment relationship, shall survive the termination of the employment relationship between the Employee and the Bank, and shall survive any assignment or transfer of this Agreement to any successor entity by operation of law, consent or otherwise. All responsibilities and obligations of the Employee under this Agreement shall survive transfer or assignment of this Agreement to any successor entity, regardless of whether the Employee consents to such assignment.

22. Notices. Any notice or other communication required under this Agreement shall be in writing, shall be deemed to have been given and received when delivered in person, or if mailed, shall be deemed to have been given when deposited in the United States mail, first class, registered or certified, return receipt requested, with proper postage prepaid, and shall be deemed to have been received on the third business day thereafter, and shall be addressed as follows:

(a)	If to the Bank, to:

IBERIABANK

601 Poydras Street, Suite 2075

New Orleans, Louisiana 70130

Attention: Robert B. Worley, Jr.

Executive Vice President, General Counsel and Corporate Secretary

With a copy to:

Jones Walker LLP

499 South Capitol Street, SW, Suite 600

Washington, D.C. 20003

Attention: Edward B. Crosland, Jr., Esq.

If to the Employee, to:

Mark W. Tipton

Georgia Commerce Bank

3625 Cumberland Boulevard, SE, Building 2

Atlanta, Georgia 30339

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With a copy to:

Womble Carlyle Sandridge & Rice, LLP

Atlantic Station

271 17th Street, NW, Suite 2400

Atlanta, Georgia 30363

Attn: Steven S. Dunlevie, Esq.

And to:

Bryan Cave LLP

One Atlantic Center, Fourteenth Floor

1201 West Peachtree Street, NW

Atlanta, Georgia 30309-3488

Attn: Richard L. Arenburg, Esq.

or to such other address as to which any party hereto may have notified the order in writing.

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IN WITNESS WHEREOF, the parties have executed this Agreement on the day and year first hereinabove written.

ATTEST:		IBERIABANK

By:	Robert B. Worley, Jr.	By:	Daryl G. Byrd
Its:	Secretary	Its:	President and Chief Executive Officer

WITNESS:

	Employee:	Mark W. Tipton

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Exhibit A

IBERIABANK CORPORATION

IBERIABANK

Change in Control Severance Agreement

THIS Change in Control Severance Agreement (the “Agreement”) is dated effective as of                     (the “Effective Date”), by and between Mark W. Tipton (the “Employee”), IBERIABANK (the “Company”), and IBERIABANK Corporation (the “Holding Company”).

WHEREAS, the Employee became employed by the Company as an officer on the Effective Date and will also provide services to the Holding Company;

WHEREAS, the Company and the Holding Company deem it to be in their respective best interests to enter into the Agreement as an additional incentive to the Employee to join the Company; and

WHEREAS, the parties desire by this writing to set forth their understanding as to their respective rights and obligations in the event a change of control occurs with respect to the Company or the Holding Company.

NOW, THEREFORE, the undersigned parties agree as follows:

1. Defined Terms. When used anywhere in this Agreement, the following terms shall have the meaning set forth herein.

(a) “Board” shall mean the Board of Directors of the Employer.

(b) “Change in Control” shall mean (i) a change in control of the Holding Company, of a nature that would be required to be reported in response to Item 6(e) of Schedule 14A of Regulation 14A promulgated under the Securities Exchange Act of 1934, as amended (“Exchange Act”) or any successor thereto, whether or not any security of the Holding Company is registered under Exchange Act; provided that, without limitation, such a Change in Control shall be deemed to have occurred if any “person” (as such term is used in Sections 13(d) and 14(d) of the Exchange Act) is or becomes the “beneficial owner” (as defined in Rule 13d-3 under the Exchange Act), directly or indirectly, or securities of the Holding Company representing 25% or more of the combined voting power of the Holding Company then outstanding securities; (ii) during any period of two consecutive years, individuals (the “Continuing Directors”) who at the beginning of such period constitute the Board of Directors (the “Existing Board”) of the Holding Company cease for any reason to constitute at least two-thirds thereof, provided that any individual whose election or nomination for election as a member of the Existing Board was approved by a vote of at least two-thirds of the Continuing Directors then in office shall be considered a Continuing Director unless his or her initial assumption of office occurs as a result of an actual or threatened contest with respect to the election or removal of directors or other actual or threatened solicitation of proxies by or on behalf of someone other than a Continuing Director; or (iii) the acquisition of ownership, holding or power to vote more than 25% of the voting stock of the Company by any person other than the Holding Company.

(c) “Code” shall mean the Internal Revenue Code of 1986, as amended from time to time, and as interpreted through applicable rulings and regulations in effect from time to time.

(d) “Code §280G Maximum” shall mean the product of 2.99 and the Employee’s “base amount” within the meaning of Code §280G(b)(3).

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(e) “Date of Termination” shall mean the date Employee has a “separation from service” as defined in Treasury Regulation §1.409A-1(h)(1).

(f) “Disability” shall mean termination of the Employee’s employment because of any physical or mental impairment which qualifies the Employee for disability benefits under the applicable long-term disability plan maintained by the Employers or, if no such plan applies, which would qualify the Employee for disability benefits under the Federal Social Security System.

(g) “Employer” means the Holding Company or the Company, whichever employs the Employee.

(h) “Good Reason” shall mean (i) without the Employee’s express written consent: the assignment to the Employee, by the Employer, of any duties which are materially inconsistent with the Employee’s positions, duties, responsibilities and status with the Employer immediately prior to a Change in Control, or a material change or diminution in the Employee’s reporting responsibilities, titles or offices as an employee and as in effect immediately prior to such a Change in Control, or any removal of the Employee from or any failure to re-elect the Employee to any of such responsibilities, titles or offices, except in connection with the termination of the Employee’s employment for Just Cause or Disability or as a result of the Employee’s death or by the Employee other than for Good Reason; (ii) without the Employee’s express written consent, a reduction by the Employer in the Employee’s base salary as in effect on the date of the Change in Control or as the same may be increased from time to time thereafter or a reduction in the package of fringe benefits provided to the Employee; (iii) any purported termination of the Employee’s employment for Just Cause or Disability which is not effected pursuant to a Notice of Termination satisfying the requirements hereof ;(iv) the failure by the Company or the Holding Company to obtain the assumption of and agreement to perform this Agreement by any successor as contemplated in Section 8 hereto; (v) requirement that the Employee principally perform all services at location more than 30 miles from such location on the Effective Date. For purposes of this Section 1(h), any good faith determination of “Good Reason” made by the Employee shall create a rebuttable presumption that “Good Reason” exists.

(i) “Just Cause” shall mean, in the good faith determination of the Board, the Employee’s personal dishonesty, incompetence in the performance of duties, willful violation of any law, rule, regulation (other than traffic violations or similar offenses) or final cease-and-desist order, or material breach of this Agreement.

No act or failure to act, on the Employee’s part shall be considered “willful” unless it is done, or omitted to be done, by him in bad faith or without reasonable belief that his action or omission was in the Employer’s best interests. Any act, or failure to act, based upon authority given pursuant to a resolution of the Board or instructions of the Chief Executive Officer or a senior officer of the Employer or the advice of counsel for the Employer shall be conclusively presumed to be in good faith and in the Employer’s best interests. The cessation of Employee’s employment shall not be deemed to be for Just Cause unless and until there shall have been delivered to him a copy of a resolution duly adopted by the vote of not less than three-quarters of the entire membership of the Board at a meeting called and held for such purpose (after reasonable notice is provided to the Employee and he is given an opportunity, together with counsel, to be heard before the Board), finding that, in the Board’s good faith opinion, the Employee is guilty of the conduct described in the preceding paragraph, and specifying the particulars thereof in detail.

(j) “Notice of Termination” shall mean any purported termination by the Employer for Just Cause or Disability or by the Employee for Good Reason shall be communicated by written “Notice of Termination” to the other party hereto. For purposes of this Agreement, a “Notice of Termination” shall mean a notice which (i) indicates the specific termination provision in this Agreement relied upon, (ii) sets forth in reasonable detail the facts and circumstances claimed to provide a basis for termination of Employee’s employment under the provision so indicated, (iii) specifies a date of termination, which shall be not less than thirty (30) nor more than ninety (90) days after such Notice of Termination is given, except in the case of the Employer’s termination of Employee’s employment for Just Cause, and (iv) is given in the manner specified in this Agreement.

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(k) “Protected Period” shall mean the period that begins on the date three months before a Change in Control and ends on the later of the third annual anniversary of the Change in Control or the expiration date of this Agreement; except that if the Employee’s employment with the Employer is terminated prior to the first day of this period at the request of a third party who has taken steps reasonably calculated to effect a Change in Control or otherwise in connection with or anticipation of a Change in Control, then the Protected Period shall commence on the date immediately prior to the date of such termination.

(l) “Section 409A” shall mean Section 409A of the Internal Revenue Code of 1986, as amended, and all regulations and guidance issued thereunder.

(m) “Separation from Service” shall have the meaning provided in Section 409A.

(n) “Specified Employee” shall have the meaning provided in Section 409A.

2. Trigger Events. The Employee shall be entitled to collect the severance benefits set forth in Section 3 of this Agreement in the event that (i) the Employee voluntarily terminates employment within 90 days of an event that both occurs during the Protected Period and constitutes Good Reason, or (ii) the Employer or its successor(s) in interest terminate the Employee’s employment for any reason other than Just Cause during the Protected Period; provided that any such termination constitutes a Separation from Service.

3. Amount of Severance Benefit.

(a) If the Employee becomes entitled to collect severance benefits pursuant to Section 2 hereof, the Employee shall receive from the Employer a severance benefit equal to 70% of the Code §280G Maximum.

(b) The amount payable under this Section 3(a) shall be paid in one lump sum in cash ten days following the Date of Termination, except that if the Employee is a Specified Employee, and if the payment is subject to Section 409A, then it shall be paid in cash on the first business day of the seventh month following the Date of Termination, if necessary to avoid any penalties under Code Section 409A.

(c) In addition, for 39 months following termination, the Employer will maintain in full force and effect for the continued benefit of the Employee and his dependents each employee’s medical and life benefit plan (as such term is defined in the Employee Retirement Income Security Act of 1974, as amended) in which the Employee was entitled to participate immediately prior to the date of his termination, unless an essentially equivalent benefit is provided by another source. If the terms of any employee medical and life benefit plan of the Employer or applicable laws do not permit continued participation by the Employee, the Employer will arrange to provide to the Employee a benefit substantially similar to, and no less favorable than, the benefit he was entitled to receive under such plan at the end of the period of coverage. The right of Employee to continued coverage under the health and medical insurance plans of the Employer pursuant to Section 4980B of the Code shall commence upon the expiration of such period. Notwithstanding this subparagraph (c), if the Employee is a Specified Employee, and if any benefits provided to the Employee under this subparagraph (c) are taxable to the Employee, then, with the exception of medical insurance benefits, the value of the aggregate amount of such taxable benefits provided to the Employee and paid for by the Employer pursuant to this subparagraph (c) during the six month period following the Date of Termination shall be limited to the amount specified by Code §402(g)(1)(B) for the year of the Date of Termination (e.g. $16,500 in 2009). Employee shall pay the cost of any benefits that exceed the amount specified in the prior sentence during the six month period following the Date of Termination, but shall be reimbursed by the Employer for such payments during the seventh month after the Date of Termination.

(d) If the Employee becomes liable, in any taxable year, for the payment of an excise tax under Section 4999 of the Code on account of any payments to the Employee pursuant to this Section 3, and the Employer chooses not to contest the liability or have exhausted all administrative and judicial appeals contesting

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the liability, the Employer shall pay the Employee (i) an amount equal to the excise tax for which the Employee is liable under Section 4999 of the Code, (ii) the federal, state, and local income taxes, and interest if any, for which the Employee is liable on account of the payments pursuant to item (i), and (iii) any additional excise tax under Section 4999 of the Code and any federal, state and local income taxes for which the Employee is liable on account of payments made pursuant to items (i) and (ii). Such payment shall be made as soon as feasible and in all cases no later than the end of the calendar year following the year in which the applicable taxes were remitted to the applicable taxing authority.

(e) This subsection 5(e) applies if the amount of payments to the Employee under subsection 5(d) has not been determined with finality by the exhaustion of administrative and judicial appeals. In such circumstances, the Employer and the Employee shall, as soon as practicable after the event or series of events has occurred giving rise to the imposition of the excise tax, cooperate in determining the amount of the Employee’s excise tax liability for purposes of paying the estimated tax. The Employee shall thereafter furnish to the Employer or their successors a copy of each tax return which reflects a liability for an excise tax under Section 4999 of the Code at least 20 days before the date on which such return is required to be filed with the IRS. The liability reflected on such return shall be dispositive for the purposes hereof unless, within 15 days after such notice is given, the Employer furnishes the Employee with a letter of the auditors or tax advisor selected by the Employer indicating a different liability or that the matter is not free from doubt under the applicable laws and regulations and that the Employee may, in such auditor’s or advisor’s opinion, cogently take a different position, which shall be set forth in the letter with respect to the payments in question. Such letter shall be addressed to the Employee and state that he is entitled to rely thereon. If the Employer furnishes such a letter to the Employee, the position reflected in such letter shall be dispositive for purposes of this Agreement, except as provided in subsection 5(f) below. Any payment to reimburse taxes paid by the Employee shall be made as soon as feasible and in all cases no later than the end of the calendar year following the calendar year in which the applicable taxes were remitted to the applicable taxing authority.

(f) Notwithstanding anything in this Agreement to the contrary, if the Employee’s liability for the excise tax under Section 4999 of the Code for a taxable year is subsequently determined to be less than the amount paid by the Employer pursuant to subsection 5(e), the Employee shall repay the Employer at the time that the amount of such excise tax liability is finally determined, the portion of such income and excise tax payments attributable to the reduction (plus interest on the amount of such repayment at the rate provided on Section 1274(b)(2)(B) of the code) and if the Employee’s liability for the excise tax under Section 4999 of the Code for a taxable year is subsequently determined to exceed the amount paid by the Employer pursuant to Section 3(d), the Employer shall make an additional payment of income and excise taxes in the amount of such excess, as well as the amount of any penalty and interest assessed with respect thereto at the time that the amount of such excess and any penalty and interest is finally determined, such additional payment by the Employer to be made as soon as feasible and in all cases no later than the end of the calendar year following the year in which the applicable taxes were remitted to the applicable taxing authority.

4. Funding of Grantor Trust upon Change in Control.

(a) Not later than ten business days after a Change in Control, the Employer shall (i) establish a grantor trust (the “Trust”) designed in accordance with Revenue Procedure 92-64 and having a trustee independent of the Company and the Holding Company, (ii) deposit in said Trust an amount equal to the Code §280G Maximum, unless the Employee has previously provided a written release of any claims under this Agreement, and (iii) provide the trustee of the Trust with a written direction to hold said amount and any investment return thereon in a segregated account for the benefit of the Employee, and to follow the procedures set forth in the next paragraph as to the payment of such amounts from the Trust.

(b) During the 39-consecutive month period after a Change in Control, the Employee may provide the trustee of the Trust with a written notice requesting that the trustee pay to the Employee an amount designated in the notice as being payable pursuant to this Agreement. Within three business days after receiving said notice,

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the trustee of the Trust shall pay such amount to the Employee, and coincidentally shall provide the Employer or its successor with notice of such payment. Upon the earlier of the Trust’s final payment of all amounts due under the preceding paragraph or the date 39 months after the Change in Control, the trustee of the Trust shall pay to the Employer the entire balance remaining in the segregated account maintained for the benefit of the Employee. The Employee shall thereafter have no further interest in the Trust. The notice provided pursuant to this subsection 4(b) shall not have the effect of changing the timing of any payment under this Agreement, for purposes of Section 409A.

5. Term of the Agreement. This Agreement shall remain in effect for the period commencing on the Effective Date and ending on the earlier of (i) the date thirty-six months after the Effective Date, and (ii) the date on which the Employee terminates employment with the Employer; provided that the Employee’s rights hereunder shall continue following the termination of this employment with the Employer under any of the circumstances described in Section 2 hereof. Additionally, on each annual anniversary date from the Effective Date, the term of this Agreement shall be extended for an additional one-year period beyond the then effective expiration date, unless the Board of Directors of the Employer has notified the Employee in writing that this Agreement shall not be extended.

6. Termination or Suspension Under Federal Law.

(a) If the Employee is removed and/or permanently prohibited from participating in the conduct of the Employer’s affairs by an order issued under Sections 8(e)(4) or 8(g)(1) of the Federal Deposit Insurance Act (“FDIA”) (12 U.S.C. 1818(e)(4) or (g)(1)), all obligations of the Employer and the Holding Company under this Agreement shall terminate, as of the effective date of the order, but the vested rights of the parties shall not be affected.

(b) If the Employer is in default (as defined in Section 3(x)(1) of FDIA), all obligations of the Employer under this Agreement shall terminate as of the date of default; however, this Paragraph shall not affect the vested rights of the parties.

(c) If a notice served under Section 8(e)(3) or (g)(1) of the FDIA (12 U.S.C. 1818(e)(3) and (g)(1)) suspends and/or temporarily prohibits the Employee from participating in the conduct of the Employer’s affairs, the Employer’s obligations under this Agreement shall be suspended as of the date of such service, unless stayed by appropriate proceedings. If the charges in the notice are dismissed, the Employer shall reinstate (in whole or in part) any of its obligations which were suspended.

7. Expense Reimbursement. In the event that any dispute arises between the Employee and the Employer or the Holding Company as to the terms or interpretation of this Agreement, whether instituted by formal legal proceedings or otherwise, including any action that the Employee takes to enforce the terms of this Agreement or to defend against any action taken by the Employer or the Holding Company, they shall reimburse the Employee for all costs and expenses, including reasonable attorneys’ fees, arising from such dispute, proceedings or actions. Such reimbursement shall be paid within ten days of Employee’s furnishing to the Employer written evidence, which may be in the form, among other things, of a cancelled check or receipt, of any costs or expenses incurred by the Employee. Employee must submit such evidence no later than six months after the end of the calendar year in which the costs and expenses were incurred, and the costs and expenses will be reimbursed to the Employee as soon as feasible after submission of written evidence of the expense, but in all cases no later than the end of the calendar year following the calendar year in which the costs and expenses were incurred.

8. Successors and Assigns.

(a) This Agreement shall not be assignable by the Company or the Holding Company, provided that this Agreement shall inure to the benefit of and be binding upon any corporate or other successor of the Company or the Holding Company which shall acquire, directly or indirectly, by merger, consolidation, purchase or otherwise, all or substantially all of the assets or stock of the Company or the Holding Company.

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(b) Since the Employer is contracting for the unique and personal skills of the Employee, the Employee shall be precluded from assigning or delegating his rights or duties hereunder without first obtaining the written consent of the Employer; provided, however that nothing in this paragraph shall preclude (i) the Employee from designating a beneficiary to receive any benefit payable hereunder upon his death, or (ii) the executors, administrators, or other legal representatives of the Employee or his estate from assigning any rights hereunder to the person or person entitled thereunto.

9. Amendments. No amendments or additions to this Agreement shall be binding unless made in writing and signed by all of the parties, except as herein otherwise specifically provided.

10. Applicable Law. Except to the extent preempted by Federal law, the laws of the State of Louisiana shall govern this Agreement in all respects, whether as to its validity, construction, capacity, performance or otherwise.

11. Severability. The provisions of this Agreement shall be deemed severable and the invalidity or unenforceability of any provision shall not affect the validity or enforceability of the other provisions hereof.

12. Entire Agreement. This Agreement, together with any understanding or modifications thereof as agreed to in writing by the parties, shall constitute the entire agreement between the parties hereto, and shall supersede any other agreement or plan providing for similar benefits.

13. Interpretation. If any provision in this Agreement is capable of being interpreted in more than one manner, to the extent feasible, the provision shall be interpreted in a manner that does not result in an excise tax under Section 409A.

14. No Acceleration. Except as provided under the terms of this Agreement or as otherwise allowed under Section 409A, there shall be no acceleration of any payment due to the Employee pursuant to this Agreement.

15. Reimbursements or In-Kind Benefits. In accordance with Section 409A, the amount of expenses eligible for reimbursement, or in-kind benefits provided, during a taxable year of the Employee shall not affect the expenses eligible for reimbursement, or in-kind benefits to be provided, in any other taxable year of the Employee. All reimbursements will be made on or before the last day of the year following the year in which the expense was incurred. The right to reimbursement or in-kind benefits is not subject to liquidation or exchange for another benefit.

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IN WITNESS WHEREOF, the parties have executed this Agreement on the day and year first hereinabove written.

IBERIABANK

By:
Daryl G. Byrd
IBERIABANK
President and Chief Executive Officer

Mark W. Tipton

IN CONSIDERATION of the Employee’s provision of valuable services for the Company and the Employee’s past, present, or future services for the Holding Company, IT IS AGREED by the Holding Company that it shall be jointly and severally liable for the Company’s obligations under this Agreement (determined without regard for Section 6 of the Agreement).

IBERIABANK CORPORATION

By
Stewart Shea, Chairman
Board Compensation Committee

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EMPLOYMENT AGREEMENT

THIS AGREEMENT entered into as of this 7th day of December, 2014, by and between IBERIABANK (the “Bank”) and Rodney L. Hall (the “Employee”), but effective as of the Merger Date (as defined below).

WHEREAS, the Employee currently serves as Director, President and Chief Lending Officer of Georgia Commerce Bank, a Georgia-chartered commercial bank (“GCB”);

WHEREAS, in connection with the merger of Georgia Commerce Bancshares, Inc. with and into IBERIABANK Corporation pursuant to that certain Agreement and Plan of Merger dated December 7, 2014, GCB is merging with and into the Bank;

WHEREAS, as a condition to the effectiveness of this Agreement, the Employee will enter into an employment termination agreement (the “Termination Agreement”), to be effective upon consummation of the merger of GCB with and into the Bank (the “Merger Date”), terminating his current employment agreement by and among the Employee, GCB and Georgia Commerce Bancshares, Inc.; and

WHEREAS, the Employee is willing to accept employment with the Bank on the terms and conditions set forth below upon the Merger Date.

NOW, THEREFORE, it is AGREED as follows:

1. Employment. Commencing as of the Merger Date and conditioned on the effectiveness of the Termination Agreement, the Employee is employed as Executive Vice President and Atlanta Market President of the Bank. The Employee shall render such administrative and management services for the Bank as are currently rendered and as are customarily performed by persons situated in a similar executive capacity. The Employee shall also promote, by entertainment or otherwise, as and to the extent permitted by law, the business of the Bank. The Employee’s other duties shall be such as the Bank may from time to time reasonably direct, including normal duties as a Market President of the Bank.

2. Base Compensation. During the term of this Agreement, the Bank agrees to pay the Employee an annual salary of $350,000, less standard payroll deductions, payable ratably in cash with the Bank’s regular payroll payments.

3. Annual Bonuses. During the term of this Agreement, the Employee shall receive an annual cash bonus of $250,000 (the “Annual Bonus”), less standard payroll deductions, on each of the first, second and third anniversaries of the Merger Date.

4. Participation in Bank Plans; Benefits; Expenses.

(a) Bank Plans. During the term of this Agreement, the Employee shall participate in plans that the Bank maintains for the benefit of its senior management employees, including (i) long-term incentive, deferred compensation and retirement benefits, and (ii) medical insurance or the reimbursement of medical or dependent care expenses.

(b) Long-Term Incentive Compensation Plans. At the Merger Date, the Employee shall also be awarded 10,000 shares of restricted stock under IBERIABANK Corporation’s incentive compensation plan, which shall vest ratably over a three (3)-year period, and shall have such other terms and conditions as set forth in the applicable award agreement.

(c) Employee Benefits; Expense Reimbursement. During the term of this Agreement, the Employee shall participate in the fringe benefits which are or may become available to the Bank’s employees commensurate with the responsibilities and functions to be performed by the Employee under this Agreement. The Bank shall reimburse the Employee for all reasonable out-of-pocket business expenses which he shall incur in connection with his services for the Bank, upon substantiation of such expenses in accordance with the policies of the Bank.

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(d) Automobile and Social Clubs. During the term of this Agreement, the Bank shall provide to the Employee a monthly automobile allowance of $750. During the term of this Agreement, the Bank shall reimburse or pay the Employee amounts sufficient to establish or maintain membership in any club or organization (business, social or otherwise) to which the Employee is a member as of the date of this Agreement.

(e) Life Insurance. During the term of this Agreement, the Bank shall pay the annual premium on a life insurance policy owned by the Employee and having a death benefit of one million dollars ($1,000,000); with a proportionate decrease in the death benefit value permitted if the specified coverage level cannot be purchased at standard underwriting rates.

5. Term. The Bank hereby employs the Employee, and the Employee hereby accepts employment with the Bank, under this Agreement, for the period commencing on the Merger Date and ending thirty-six (36) months thereafter (or such earlier date as is determined in accordance with Section 9 hereof).

6. Confidentiality, Loyalty and Restrictive Covenants.

(a) Bank’s Business. The Bank is engaged in the business of offering comprehensive financial products including retail, commercial, private banking, mortgage, treasury management, online banking and investment services. The Bank’s business also includes the development and maintenance of business relationships and accounts with various persons and/or entities with whom the Bank conducts business, including customers, consumers, borrowers, vendors, suppliers, contractors, or otherwise, are hereinafter collectively referred to as Bank’s “clients.”

(b) Duty of Loyalty/No Conflict of Interest. The Employee hereby acknowledges that he owes a duty of loyalty to Bank and agrees to fulfill that duty as a material condition of his employment. The Employee agrees to devote substantially all of his professional and business time and attention as required for his position to the business of the Bank, to use his best efforts to advance the interests, business, and welfare of the Bank, and to render his services under this Agreement with full diligence, loyalty and competence. The Employee also agrees not to engage in any other employment or business activities during his employment by Bank that compete with the business of the Bank or interfere with the ability of the Employee to perform the services and discharge the responsibilities required of his under this Agreement.

The Employee agrees to act in the course of the Employee’s duties solely in the best interest of the Bank, and to refrain from taking part in any transaction in which the Employee does not believe in good faith that he can fulfill his duty of loyalty and fiduciary responsibility to Bank.

(c) Confidential Information. The Employee understands that, during the course of the Employee’s employment relationship with the Bank, the Employee will be provided with access to existing and new valuable information relating to the business and clients of Bank that is nonpublic, confidential, proprietary, and/or a trade secret and would be particularly valuable to the Bank’s competitors. The Employee also understands that Bank desires, and makes reasonable efforts to safeguard, the confidentiality of all such information, which includes, but is not limited to, any information, knowledge, or data of any nature and in any form (including information that is electronically, digitally, and/or physically transmitted or stored) relating to Bank’s business and clients, and their related services and products, including but not limited to business plans and strategies; business acquisitions, mergers, and sales; business processes; research and development; training and other operational methods and techniques; quality assurance procedures and standards; manuals, policies, and procedures; business records and files; business proposals, drawings, charts, and graphs; client lists; client information; client source lists; purchasing methods; pricing; distribution and selling plans and activities; consultants’ reports; product information; marketing and other technical data and studies; employment and other personnel data; financial plans and strategies; financial reports and analyses; profits and losses; budgets; projections; cost analyses; price lists; formulae and analyses; proprietary computer software and data; and internal correspondence, notes, and memoranda relating to any of the foregoing (all hereinafter “Confidential Information”).

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(d) Use and Non-Disclosure of Confidential Information. The Employee agrees that, during and after the end of the Employee’s employment relationship with Bank, the Employee will not use, communicate, divulge, or make available to any person or entity (other than Bank, its clients, or other persons or entities expressly authorized by Bank to receive such information) any Confidential Information, except upon the prior written authorization of Bank or as may be required by law or valid legal process. The Employee further agrees that upon the end of the Employee’s employment relationship with Bank, the Employee will deliver promptly to Bank any such Confidential Information in the Employee’s possession, including any duplicates or excerpts thereof and any notes, summaries, memoranda, data, or other records the Employee has obtained, collected or prepared with respect thereto. If the provisions of any applicable law or the order of any court, governmental agency, or tribunal would require the Employee to disclose or otherwise make available any such Confidential Information, the Employee shall provide Bank with advance written notice of at least ten business days, or if such notice is not possible the Employee shall provide as much advance written notice possible under the circumstances, of any such required disclosure and a reasonable opportunity to contest such disclosure or apply for a protective order or similar relief with respect to the Confidential Information through the appropriate proceedings. The Bank and the Employee agree that the foregoing shall not preclude the Employee from other employment subsequent to the term of this Agreement.

(e) Restrictive Covenants.

(1) The Territory. The “Territory”, as used in this Agreement, shall consist of the Atlanta, Georgia Metropolitan Statistical Area, as designated by the United States Office of Management and Budget.

(2) Non-Competition. During the 36-month period beginning on the Merger Date, regardless of whether the Employee remains employed throughout those thirty-six (36) months, the Employee shall not, in the Territory, directly or indirectly, whether as an employee, consultant, independent contractor, agent, officer, director, owner, partner, operator, shareholder of 1% or more of stock, or in any other capacity, engage in any business that originates loans and/or accepts deposits.

(3) Non-Solicitation. During the 36-month period beginning on the Merger Date, regardless of whether the Employee remains employed throughout those thirty-six (36) months, the Employee shall not, in the Territory, (1) directly or indirectly solicit, request, seek, or obtain, for the benefit of the Employee or any person or entity other than the Bank, the business of any person or entity that is a client of Bank during that 36-month period, or (2) directly or indirectly solicit, request, influence, induce, or otherwise encourage any client of Bank as described herein to restrict, limit, or cease doing business with Bank.

(4) Non-Recruitment. During the 36-month period beginning on the Merger Date, regardless of whether the Employee remains employed throughout those thirty-six (36) months, the Employee shall not, in the Territory, solicit, recruit, hire, or cause to be solicited, recruited, or hired, whether for the Employee’s own benefit or for the benefit of any entity or person other than Bank, any employee, temporary worker, or independent contractor of Bank. The Employee also shall not solicit, request, influence, induce, or otherwise encourage any employee, temporary worker, or independent contractor of Bank to cease employment or any contractual or other working relationship with Bank or to become employed by any entity or person other than Bank.

(5) Prohibited Conduct. During the 36-month period beginning on the Merger Date, regardless of whether the Employee remains employed throughout those thirty-six (36) months, the Employee shall not directly or indirectly enable, solicit, request, influence, induce, encourage, or cause any other person or entity to engage in any conduct prohibited by Sections 6(e)(2), 6(e)(3) or 6(e)(4) of this Agreement.

(6) Confidential Information. Upon termination of the Employee’s employment for any reason and at any time, the Employee will immediately return to Bank all Confidential Information, and all business property of Bank, which shall include but is not limited to all products, equipment, hardware, literature, keys, access cards, computers and related equipment, cell phones, communications devices, personal data assistants, and other property of Bank.

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(f) Breach and Remedies.

(1) The Employee acknowledges that Bank’s willingness to provide the consideration for this Agreement is based in material part on the Employee’s agreement to the provisions of Sections 6 (c)(d)(e) of this Agreement. The Employee also acknowledges that Bank has provided good and valuable consideration for the obligations undertaken by the Employee herein, including but not limited to, (1) his employment under this Agreement, (2) monetary compensation, (3) training in various facets of Bank’s business, (4) development of contacts and relationships with Bank’s clients, recruits, employees, and other persons and entities in the course of Bank’s business, and/or (5) access to Bank’s Confidential Information. The Employee further acknowledges that the obligations enumerated herein are undertaken freely, voluntarily, and with full knowledge and appreciation of their consequences.

(2) The Employee acknowledges that a breach or threatened breach of any of the Employee’s obligations would cause immediate and irreparable harm to Bank for which an adequate monetary remedy does not exist. The Employee agrees that, in the event of any such breach or threatened breach, Bank shall be entitled to temporary, preliminary, and/or permanent injunctive relief restraining the Employee from such breach or threatened breach, and/or compelling or ordering the Employee’s compliance with this Agreement, without the necessity of proof of actual damage or the posting of any security or bond, except as required by any non-waivable, applicable law. Nothing herein, however, shall be construed as prohibiting Bank from pursuing any other remedy at law or in equity to which the Bank may be entitled in the event of a breach or threatened breach by the Employee, including without limitation the recovery of damages, penalties, attorneys’ fees, lost profits, costs, and expenses incurred by Bank as a result.

7. Standards. The Employee shall perform his duties under this Agreement in accordance with such reasonable standards as the Bank may establish from time to time. The Bank will provide the Employee with the working facilities and staff customary for similar executives and necessary for him to perform his duties.

8. Vacation. At such reasonable times as the Bank shall in its discretion permit, the Employee shall be entitled, without loss of pay, to absent himself voluntarily from the performance of his employment under this Agreement, all such voluntary absences to count as vacation time; provided that:

(a) The Employee shall be entitled to an annual vacation in accordance with the policies that the Board periodically establishes for senior management employees of the Bank.

(b) In addition to the aforesaid paid vacations, the Employee shall be entitled without loss of pay, to absent himself voluntarily from the performance of his employment with the Bank for such additional periods of time and for such valid and legitimate reasons as the Bank may in its discretion determine. Further, the Bank may grant to the Employee a leave or leaves of absence, with or without pay, at such time or times and upon such terms and conditions as the Bank in its discretion may determine.

9. Termination and Termination Pay.

(a) Death. The Employee’s employment under this Agreement shall terminate upon his death during the term of this Agreement, in which event the Employee’s estate shall be entitled to receive the compensation due the Employee through the last day of the calendar month in which his death occurred. Any payments due to death of the Employee pursuant to Section 9(a) shall be made within 30 days of the Employee’s death.

(b) For Just Cause. The Bank may, by written notice to the Employee as described below, terminate his employment at any time, for Just Cause. The Employee shall have no right to receive compensation or other benefits for any period after termination for Just Cause. Termination for “Just Cause” shall mean termination because of the Employee’s personal dishonesty, willful failure to discharge duties, willful misconduct, breach of fiduciary duty involving personal profit, conviction of or plea of guilty or nolo contendere to a crime that

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constitutes a felony (or state law equivalent) or a crime that constitutes a misdemeanor involving moral turpitude, or material breach of any provision of this Agreement. No act or failure to act, on the Employee’s part shall be considered “willful” unless it is done, or omitted to be done, by him in bad faith or without reasonable belief that his action or omission was in the Bank’s best interests. Any act, or failure to act, based upon authority given pursuant to a resolution of the Board of Directors of the Bank (the “Board”) or instructions of the Chief Executive Officer or a senior officer of the Bank or the advice of counsel for the Bank shall be conclusively presumed to be in good faith and in the Bank’s best interests. The cessation of Employee’s employment shall not be deemed to be for Just Cause unless and until there shall have been delivered to him a copy of a resolution duly adopted by the vote of not less than three-quarters of the entire membership of the Board at a meeting called and held for such purpose (after reasonable notice is provided to the Employee and he is given an opportunity, together with counsel, to be heard before the Board), finding that, in the Board’s good faith opinion, the Employee is guilty of the conduct described above, and specifying the particulars thereof in detail.

(c) By Bank Without Just Cause or by the Employee For Cause. Subject to Sections 9(f) and 12 hereof, in the event of the Employee’s termination by Bank without Just Cause or by the Employee For Cause (as defined herein), the Employee shall be entitled to receive the greater of (i) the balance of the Base Compensation and Annual Bonuses that he would have received had he remained employed with the Bank for the remainder of the 36-month period beginning on the Merger Date, but had not yet received as of his termination date or (ii) the amount that would otherwise be payable to him under the Bank’s Severance Pay Plan, as amended from time to time; provided further, that the payment of such amount shall be in addition to all vested rights and benefits in favor of the Employee determined as of the date of termination of his employment under this Agreement. The Employee shall also be entitled to coverage under the Bank’s life insurance plans and medical, health, and dental plans (each being a “Welfare Plan”) in the same manner in which the Employee received coverage on the last day of his employment with the Bank. The Employee and his covered dependents (if any) shall continue participating in such Welfare Plans, subject to: (1) the feasibility of providing such coverage pursuant to the applicable insurance policies and programs (with the Bank using all commercially reasonable means to amend such policies if necessary); (2) feasibility under applicable law; (3) the Employee electing continuation coverage for health plan coverage (“COBRA”); and (4) the Employee making the same premium contributions (if any) on the part of the Employee as were required immediately prior to his termination. Such coverage shall continue until the earlier of (i) his death; (ii) his employment by another employer other than one of which he is the majority owner; or (iii) one (1) year from his termination date. Health plan continuation coverage may continue beyond the date set forth in the prior sentence, provided the Employee pays the full COBRA continuation premium. For the purposes of this Section 9(c), “by the Employee For Cause” shall mean the Bank’s violation of any material provision of this Agreement and includes (i) a requirement by Bank that the Employee relocate more than fifty (50) miles from the Employee’s current work location; (ii) a material reassignment of the Employee by Bank to a position, or a requirement by Bank for the Employee to perform duties, not in keeping with the position referenced in this Agreement; (iii) any reduction in the Employee’s compensation without the consent of the Employee; or (iv) being requested by Bank to perform an illegal or unethical business practice, any of which is not remedied within thirty (30) days after written notice thereof from the Employee to Bank. Any termination by the Employee For Cause must be made by the Employee within ninety (90) days of the Employee becoming aware of the basis for such termination. Subject to Section 19 of the Agreement, any cash payments to the Employee pursuant to this Section 9(c) shall be paid within 10 days of the Employee’s separation from service with the Bank.

(d) Termination Under Law.

(1) If an order issued under Sections 8(e)(4) or 8(g)(1) of the Federal Deposit Insurance Act (“FDIA”) (12 U.S.C. 1818(e)(4) and (g)(1)) removes and/or permanently prohibits the Employee from participating in the conduct of the Bank’s affairs, all obligations of the Bank under this Agreement shall terminate, as of the date of the order. No such order shall affect the vested rights of the parties.

(2) If the Bank is in default (as defined in Section 3(x)(1) of FDIA), all obligations under this Agreement shall terminate as of the date of default; however, this Paragraph shall not affect the vested rights of the parties.

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(3) All obligations under this Agreement shall terminate, except to the extent that continuation of this Agreement is necessary for the continued operation of the Bank: (i) by the Louisiana Commissioner of the Office of Financial Institutions (“Commissioner”), or its designee, at the time that the Federal Deposit Insurance Corporation (“FDIC”) enters into an agreement to provide assistance to or on behalf of the Bank under the authority contained in Section 13(c) FDIA; or (ii) by the Commissioner, or his or her designee, at the time that the Commissioner, or his or her designee, approves a supervisory merger to resolve problems related to operation of the Bank or when the Bank is determined by the Commissioner to be in an unsafe or unsound condition. Such action shall not affect any vested rights of the parties.

(e) Voluntary Termination by the Employee. Subject to Section 9(b), the Employee may voluntarily terminate employment with the Bank during the term of this Agreement, upon prior written notice to the Bank, in which case the Employee shall receive his earned compensation, vested rights and employee benefits, all as of the date of his termination of employment under this Agreement.

(f) Change in Control. If the event of a Change in Control, as defined in the Change in Control Severance Agreement to be entered into between the Employee and Bank effective as of the Merger Date and attached hereto as Exhibit A (the “Change in Control Severance Agreement”), the rights and obligations of the Employee and the Bank in the event of the Employee’s termination by Bank without Just Cause or by the Employee For Cause (as defined herein) will be governed by the Change in Control Severance Agreement and not by the terms of this Agreement

10. Suspension of Employment. If a notice served under Section 8(e)(3) or (g)(1) of the FDIA (12 U.S.C. 1818(e)(3) and (g)(1)) suspends and/or temporarily prohibits the Employee from participating in the conduct of the Bank’s affairs, the Bank’s obligations under this Agreement shall be suspended as of the date of such service, unless stayed by appropriate proceedings. If the charges in the notice are dismissed, the Bank shall (i) pay the Employee all of the compensation withheld while its contract obligations were suspended, and (ii) reinstate any of its obligations which were suspended.

11. Disability. If the Employee shall become disabled or incapacitated to the extent that he is unable to perform his duties hereunder, by reason of a medically determinable physical or mental impairment, as determined by a licensed medical doctor, the Employee shall receive the compensation and benefits which may be payable to him under the disability insurance coverage in effect for Bank employees. Upon returning to active full-time employment, the Employee’s full compensation as set forth in this Agreement shall be reinstated. In the event that the Employee returns to active employment on other than a full-time basis, his base compensation (as set forth in Section 2 of this Agreement) shall be reduced in proportion to the time spent in said employment, or as shall otherwise be agreed to by the parties.

12. Limitation by Section 18(k) of the FDIA. Notwithstanding anything herein to the contrary, any payments made to the Employee pursuant to this Agreement, or otherwise, are subject to and conditioned upon their compliance with Section 18(k) of the FDIA (12 U.S.C. § 1828(k)) and any regulations promulgated thereunder.

13. Successors and Assigns.

(a) This Agreement shall inure to the benefit of and be binding upon any corporate or other successor of the Bank which shall acquire, directly or indirectly, by merger, consolidation, purchase or otherwise, all or substantially all of the assets or stock of the Bank or IBERIABANK Corporation.

(b) Since the Bank is contracting for the unique and personal skills of the Employee, the Employee shall be precluded from assigning or delegating his rights or duties hereunder without first obtaining the written consent of the Bank.

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14. Amendments. No amendments or additions to this Agreement shall be binding unless made in writing and signed by both parties, except as herein otherwise specifically provided.

15. Applicable Law. Except to the extent preempted by Federal law, the laws of the State of Louisiana shall govern this Agreement in all respects, whether as to its validity, construction, capacity, performance or otherwise.

16. Severability/Reformation. If any term or provision of this Agreement is held to be invalid or unenforceable in any respect, the parties agree that they intend for any court or tribunal so construing this Agreement to reform, modify, expand, or limit such term or provision temporally, geographically, or otherwise so as to render it valid and enforceable to the fullest extent allowed by law. Any such term or provision that is not susceptible of such reformation shall be disregarded or severed so as to not affect any other term or provision hereof, and the remainder of this Agreement shall not be affected thereby and each such remaining term and provision of this Agreement shall be valid and enforced to the fullest extent permitted by law.

17. Waiver of Breach. The waiver by Bank of any breach by the Employee of any particular provision of this Agreement shall not operate or be construed as a waiver of any prior, contemporaneous, or subsequent breach of the same or any other provision.

18. Arbitration. Any dispute or controversy arising under or in connection with this Agreement shall be settled exclusively by arbitration, conducted before an arbitrator sitting in New Orleans, Louisiana, in accordance with the rules of the American Arbitration Association (“AAA”) then in effect. Judgment may be entered on the arbitrator’s award in any court having jurisdiction. Notwithstanding the foregoing, (i) any claim for unemployment or worker’s compensation benefits that is subject to the exclusive jurisdiction of a state agency, any non-waivable statutory claims, and any charges filed with the National Labor Relations Board shall not be subject to this Agreement, (ii) any claim which is based upon an employee’s benefits plan that is underwritten by a commercial insurer that decides payment of claims and does not agree to arbitration shall not be covered by this Agreement, and (iii) this Agreement shall not be construed as precluding the filing of a charge with the Equal Employment Opportunity Commission or other federal or state agencies. The Bank agrees that if the Employee submits a request for arbitration, the Employee’s maximum out-of-pocket expenses for the arbitrator and administrative costs of the AAA will be $125.00 and the Bank will pay all of the remaining fees and administrative costs of the arbitrator and AAA. The Employee shall be responsible for any expenses and costs associated with his portion of the arbitration including, but not limited to, attorneys’ fees, witness fees, deposition costs, travel expenses, copying costs and transcription fees.

19. Internal Revenue Code Section 409A.

(a) This Agreement is intended to comply with, or otherwise be exempt from, Section 409A of the Internal Revenue Code of 1986, as amended (the “Code”). The Agreement shall be administered, interpreted, and construed in a manner consistent with Code Section 409A. Notwithstanding any provision in this Agreement to the contrary, in the event the Employee is a Specified Employee (within the meaning of Treasury Regulations Section 1.409A-1(i)), then, to the extent any payment or benefit hereunder (1) is subject to Section 409A of the Code and (2) is triggered by the Employee’s Separation from Service (within the meaning of Treasury Regulations Section 1.409A-1(h)), then such payment shall be suspended and shall be paid to the Employee on the first day of the seventh month following the Employee’s Separation from Service with the Bank, if necessary to avoid any penalties under Code Section 409A.

(b) Notwithstanding anything to the contrary in this Agreement or in any Bank policy with respect to such payments, in-kind benefits and reimbursements provided under this Agreement during any tax year of Employee shall not affect in-kind benefits or reimbursements to be provided in any other tax year of Employee and are not subject to liquidation or exchange for another benefit. Notwithstanding anything to the contrary in this Agreement, reimbursement requests must be timely submitted by Employee and, if timely submitted,

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reimbursement payments shall be made to Employee as soon as administratively practicable following such submission in accordance with the Bank’s policies regarding reimbursements, but in no event later than the last day of Employee’s taxable year following the taxable year in which the expense was incurred. This Section 20(b) shall only apply to in-kind benefits and reimbursements that would result in taxable compensation income to Employee.

20. Complete Agreement. Except for the Change in Control Severance Agreement, this Agreement (including the Territory set forth in Section 6(e)(1) of this Agreement) sets forth the entire agreement between Bank and the Employee with respect to the subject matters covered herein and the parties hereby agree that there are no extraneous agreements or understandings governing or concerning such subject matters, except as expressly referenced otherwise in this Agreement.

21. Survival. The responsibilities and obligations of the parties to this Agreement as set forth in this Agreement, and the responsibilities and obligations which are to be performed following the termination of the employment relationship, shall survive the termination of the employment relationship between the Employee and the Bank, and shall survive any assignment or transfer of this Agreement to any successor entity by operation of law, consent or otherwise. All responsibilities and obligations of the Employee under this Agreement shall survive transfer or assignment of this Agreement to any successor entity, regardless of whether the Employee consents to such assignment.

22. Notices. Any notice or other communication required under this Agreement shall be in writing, shall be deemed to have been given and received when delivered in person, or if mailed, shall be deemed to have been given when deposited in the United States mail, first class, registered or certified, return receipt requested, with proper postage prepaid, and shall be deemed to have been received on the third business day thereafter, and shall be addressed as follows:

(a)	If to the Bank, to:

IBERIABANK

601 Poydras Street, Suite 2075

New Orleans, Louisiana 70130

Attention: Robert B. Worley, Jr.

Executive Vice President, General Counsel and Corporate Secretary

With a copy to:

Jones Walker LLP

499 South Capitol Street, SW, Suite 600

Washington, D.C. 20003

Attention: Edward B. Crosland, Jr., Esq.

If to the Employee, to:

Rodney L. Hall

Georgia Commerce Bank

3625 Cumberland Boulevard, SE, Building 2

Atlanta, Georgia 30339

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With a copy to:

Womble Carlyle Sandridge & Rice, LLP

Atlantic Station

271 17th Street, NW, Suite 2400

Atlanta, Georgia 30363

Attn: Steven S. Dunlevie, Esq.

And to:

Bryan Cave LLP

One Atlantic Center, Fourteenth Floor

1201 West Peachtree Street, NW

Atlanta, Georgia 30309-3488

Attn: Richard L. Arenburg, Esq.

or to such other address as to which any party hereto may have notified the order in writing.

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IN WITNESS WHEREOF, the parties have executed this Agreement on the day and year first hereinabove written.

ATTEST:		IBERIABANK

By:	Robert B. Worley, Jr.	By:	Daryl G. Byrd
Its:	Secretary	Its:	President and Chief Executive Officer

WITNESS:

	Employee:	Rodney L. Hall

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Exhibit A

IBERIABANK CORPORATION

IBERIABANK

Change in Control Severance Agreement

THIS Change in Control Severance Agreement (the “Agreement”) is dated effective as of                     (the “Effective Date”), by and between Rodney L. Hall (the “Employee”), IBERIABANK (the “Company”), and IBERIABANK Corporation (the “Holding Company”).

WHEREAS, the Employee became employed by the Company as an officer on the Effective Date and will also provide services to the Holding Company;

WHEREAS, the Company and the Holding Company deem it to be in their respective best interests to enter into the Agreement as an additional incentive to the Employee to join the Company; and

WHEREAS, the parties desire by this writing to set forth their understanding as to their respective rights and obligations in the event a change of control occurs with respect to the Company or the Holding Company.

NOW, THEREFORE, the undersigned parties agree as follows:

1. Defined Terms. When used anywhere in this Agreement, the following terms shall have the meaning set forth herein.

(c) “Board” shall mean the Board of Directors of the Employer.

(d) “Change in Control” shall mean (i) a change in control of the Holding Company, of a nature that would be required to be reported in response to Item 6(e) of Schedule 14A of Regulation 14A promulgated under the Securities Exchange Act of 1934, as amended (“Exchange Act”) or any successor thereto, whether or not any security of the Holding Company is registered under Exchange Act; provided that, without limitation, such a Change in Control shall be deemed to have occurred if any “person” (as such term is used in Sections 13(d) and 14(d) of the Exchange Act) is or becomes the “beneficial owner” (as defined in Rule 13d-3 under the Exchange Act), directly or indirectly, or securities of the Holding Company representing 25% or more of the combined voting power of the Holding Company then outstanding securities; (ii) during any period of two consecutive years, individuals (the “Continuing Directors”) who at the beginning of such period constitute the Board of Directors (the “Existing Board”) of the Holding Company cease for any reason to constitute at least two-thirds thereof, provided that any individual whose election or nomination for election as a member of the Existing Board was approved by a vote of at least two-thirds of the Continuing Directors then in office shall be considered a Continuing Director unless his or her initial assumption of office occurs as a result of an actual or threatened contest with respect to the election or removal of directors or other actual or threatened solicitation of proxies by or on behalf of someone other than a Continuing Director; or (iii) the acquisition of ownership, holding or power to vote more than 25% of the voting stock of the Company by any person other than the Holding Company.

(j) “Code” shall mean the Internal Revenue Code of 1986, as amended from time to time, and as interpreted through applicable rulings and regulations in effect from time to time.

(k) “Code §280G Maximum” shall mean the product of 2.99 and the Employee’s “base amount” within the meaning of Code §280G(b)(3).

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(l) “Date of Termination” shall mean the date Employee has a “separation from service” as defined in Treasury Regulation §1.409A-1(h)(1).

(m) “Disability” shall mean termination of the Employee’s employment because of any physical or mental impairment which qualifies the Employee for disability benefits under the applicable long-term disability plan maintained by the Employers or, if no such plan applies, which would qualify the Employee for disability benefits under the Federal Social Security System.

(n) “Employer” means the Holding Company or the Company, whichever employs the Employee.

(o) “Good Reason” shall mean (i) without the Employee’s express written consent: the assignment to the Employee, by the Employer, of any duties which are materially inconsistent with the Employee’s positions, duties, responsibilities and status with the Employer immediately prior to a Change in Control, or a material change or diminution in the Employee’s reporting responsibilities, titles or offices as an employee and as in effect immediately prior to such a Change in Control, or any removal of the Employee from or any failure to re-elect the Employee to any of such responsibilities, titles or offices, except in connection with the termination of the Employee’s employment for Just Cause or Disability or as a result of the Employee’s death or by the Employee other than for Good Reason; (ii) without the Employee’s express written consent, a reduction by the Employer in the Employee’s base salary as in effect on the date of the Change in Control or as the same may be increased from time to time thereafter or a reduction in the package of fringe benefits provided to the Employee; (iii) any purported termination of the Employee’s employment for Just Cause or Disability which is not effected pursuant to a Notice of Termination satisfying the requirements hereof ;(iv) the failure by the Company or the Holding Company to obtain the assumption of and agreement to perform this Agreement by any successor as contemplated in Section 8 hereto; (v) requirement that the Employee principally perform all services at location more than 30 miles from such location on the Effective Date. For purposes of this Section 1(h), any good faith determination of “Good Reason” made by the Employee shall create a rebuttable presumption that “Good Reason” exists.

(p) “Just Cause” shall mean, in the good faith determination of the Board, the Employee’s personal dishonesty, incompetence in the performance of duties, willful violation of any law, rule, regulation (other than traffic violations or similar offenses) or final cease-and-desist order, or material breach of this Agreement.

No act or failure to act, on the Employee’s part shall be considered “willful” unless it is done, or omitted to be done, by him in bad faith or without reasonable belief that his action or omission was in the Employer’s best interests. Any act, or failure to act, based upon authority given pursuant to a resolution of the Board or instructions of the Chief Executive Officer or a senior officer of the Employer or the advice of counsel for the Employer shall be conclusively presumed to be in good faith and in the Employer’s best interests. The cessation of Employee’s employment shall not be deemed to be for Just Cause unless and until there shall have been delivered to him a copy of a resolution duly adopted by the vote of not less than three-quarters of the entire membership of the Board at a meeting called and held for such purpose (after reasonable notice is provided to the Employee and he is given an opportunity, together with counsel, to be heard before the Board), finding that, in the Board’s good faith opinion, the Employee is guilty of the conduct described in the preceding paragraph, and specifying the particulars thereof in detail.

(o) “Notice of Termination” shall mean any purported termination by the Employer for Just Cause or Disability or by the Employee for Good Reason shall be communicated by written “Notice of Termination” to the other party hereto. For purposes of this Agreement, a “Notice of Termination” shall mean a notice which (i) indicates the specific termination provision in this Agreement relied upon, (ii) sets forth in reasonable detail the facts and circumstances claimed to provide a basis for termination of Employee’s employment under the provision so indicated, (iii) specifies a date of termination, which shall be not less than thirty (30) nor more than ninety (90) days after such Notice of Termination is given, except in the case of the Employer’s termination of Employee’s employment for Just Cause, and (iv) is given in the manner specified in this Agreement.

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(p) “Protected Period” shall mean the period that begins on the date three months before a Change in Control and ends on the later of the third annual anniversary of the Change in Control or the expiration date of this Agreement; except that if the Employee’s employment with the Employer is terminated prior to the first day of this period at the request of a third party who has taken steps reasonably calculated to effect a Change in Control or otherwise in connection with or anticipation of a Change in Control, then the Protected Period shall commence on the date immediately prior to the date of such termination.

(q) “Section 409A” shall mean Section 409A of the Internal Revenue Code of 1986, as amended, and all regulations and guidance issued thereunder.

(r) “Separation from Service” shall have the meaning provided in Section 409A.

(s) “Specified Employee” shall have the meaning provided in Section 409A.

2. Trigger Events. The Employee shall be entitled to collect the severance benefits set forth in Section 3 of this Agreement in the event that (i) the Employee voluntarily terminates employment within 90 days of an event that both occurs during the Protected Period and constitutes Good Reason, or (ii) the Employer or its successor(s) in interest terminate the Employee’s employment for any reason other than Just Cause during the Protected Period; provided that any such termination constitutes a Separation from Service.

3. Amount of Severance Benefit.

(f) If the Employee becomes entitled to collect severance benefits pursuant to Section 2 hereof, the Employee shall receive from the Employer a severance benefit equal to 70% of the Code §280G Maximum.

(g) The amount payable under this Section 3(a) shall be paid in one lump sum in cash ten days following the Date of Termination, except that if the Employee is a Specified Employee, and if the payment is subject to Section 409A, then it shall be paid in cash on the first business day of the seventh month following the Date of Termination, if necessary to avoid any penalties under Code Section 409A.

(h) In addition, for 39 months following termination, the Employer will maintain in full force and effect for the continued benefit of the Employee and his dependents each employee’s medical and life benefit plan (as such term is defined in the Employee Retirement Income Security Act of 1974, as amended) in which the Employee was entitled to participate immediately prior to the date of his termination, unless an essentially equivalent benefit is provided by another source. If the terms of any employee medical and life benefit plan of the Employer or applicable laws do not permit continued participation by the Employee, the Employer will arrange to provide to the Employee a benefit substantially similar to, and no less favorable than, the benefit he was entitled to receive under such plan at the end of the period of coverage. The right of Employee to continued coverage under the health and medical insurance plans of the Employer pursuant to Section 4980B of the Code shall commence upon the expiration of such period. Notwithstanding this subparagraph (c), if the Employee is a Specified Employee, and if any benefits provided to the Employee under this subparagraph (c) are taxable to the Employee, then, with the exception of medical insurance benefits, the value of the aggregate amount of such taxable benefits provided to the Employee and paid for by the Employer pursuant to this subparagraph (c) during the six month period following the Date of Termination shall be limited to the amount specified by Code §402(g)(1)(B) for the year of the Date of Termination (e.g. $16,500 in 2009). Employee shall pay the cost of any benefits that exceed the amount specified in the prior sentence during the six month period following the Date of Termination, but shall be reimbursed by the Employer for such payments during the seventh month after the Date of Termination.

(i) If the Employee becomes liable, in any taxable year, for the payment of an excise tax under Section 4999 of the Code on account of any payments to the Employee pursuant to this Section 3, and the Employer chooses not to contest the liability or have exhausted all administrative and judicial appeals contesting

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the liability, the Employer shall pay the Employee (i) an amount equal to the excise tax for which the Employee is liable under Section 4999 of the Code, (ii) the federal, state, and local income taxes, and interest if any, for which the Employee is liable on account of the payments pursuant to item (i), and (iii) any additional excise tax under Section 4999 of the Code and any federal, state and local income taxes for which the Employee is liable on account of payments made pursuant to items (i) and (ii). Such payment shall be made as soon as feasible and in all cases no later than the end of the calendar year following the year in which the applicable taxes were remitted to the applicable taxing authority.

(j) This subsection 5(e) applies if the amount of payments to the Employee under subsection 5(d) has not been determined with finality by the exhaustion of administrative and judicial appeals. In such circumstances, the Employer and the Employee shall, as soon as practicable after the event or series of events has occurred giving rise to the imposition of the excise tax, cooperate in determining the amount of the Employee’s excise tax liability for purposes of paying the estimated tax. The Employee shall thereafter furnish to the Employer or their successors a copy of each tax return which reflects a liability for an excise tax under Section 4999 of the Code at least 20 days before the date on which such return is required to be filed with the IRS. The liability reflected on such return shall be dispositive for the purposes hereof unless, within 15 days after such notice is given, the Employer furnishes the Employee with a letter of the auditors or tax advisor selected by the Employer indicating a different liability or that the matter is not free from doubt under the applicable laws and regulations and that the Employee may, in such auditor’s or advisor’s opinion, cogently take a different position, which shall be set forth in the letter with respect to the payments in question. Such letter shall be addressed to the Employee and state that he is entitled to rely thereon. If the Employer furnishes such a letter to the Employee, the position reflected in such letter shall be dispositive for purposes of this Agreement, except as provided in subsection 5(f) below. Any payment to reimburse taxes paid by the Employee shall be made as soon as feasible and in all cases no later than the end of the calendar year following the calendar year in which the applicable taxes were remitted to the applicable taxing authority.

(f) Notwithstanding anything in this Agreement to the contrary, if the Employee’s liability for the excise tax under Section 4999 of the Code for a taxable year is subsequently determined to be less than the amount paid by the Employer pursuant to subsection 5(e), the Employee shall repay the Employer at the time that the amount of such excise tax liability is finally determined, the portion of such income and excise tax payments attributable to the reduction (plus interest on the amount of such repayment at the rate provided on Section 1274(b)(2)(B) of the code) and if the Employee’s liability for the excise tax under Section 4999 of the Code for a taxable year is subsequently determined to exceed the amount paid by the Employer pursuant to Section 3(d), the Employer shall make an additional payment of income and excise taxes in the amount of such excess, as well as the amount of any penalty and interest assessed with respect thereto at the time that the amount of such excess and any penalty and interest is finally determined, such additional payment by the Employer to be made as soon as feasible and in all cases no later than the end of the calendar year following the year in which the applicable taxes were remitted to the applicable taxing authority.

4. Funding of Grantor Trust upon Change in Control.

(c) Not later than ten business days after a Change in Control, the Employer shall (i) establish a grantor trust (the “Trust”) designed in accordance with Revenue Procedure 92-64 and having a trustee independent of the Company and the Holding Company, (ii) deposit in said Trust an amount equal to the Code §280G Maximum, unless the Employee has previously provided a written release of any claims under this Agreement, and (iii) provide the trustee of the Trust with a written direction to hold said amount and any investment return thereon in a segregated account for the benefit of the Employee, and to follow the procedures set forth in the next paragraph as to the payment of such amounts from the Trust.

(d) During the 39-consecutive month period after a Change in Control, the Employee may provide the trustee of the Trust with a written notice requesting that the trustee pay to the Employee an amount designated in the notice as being payable pursuant to this Agreement. Within three business days after receiving said notice,

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the trustee of the Trust shall pay such amount to the Employee, and coincidentally shall provide the Employer or its successor with notice of such payment. Upon the earlier of the Trust’s final payment of all amounts due under the preceding paragraph or the date 39 months after the Change in Control, the trustee of the Trust shall pay to the Employer the entire balance remaining in the segregated account maintained for the benefit of the Employee. The Employee shall thereafter have no further interest in the Trust. The notice provided pursuant to this subsection 4(b) shall not have the effect of changing the timing of any payment under this Agreement, for purposes of Section 409A.

5. Term of the Agreement. This Agreement shall remain in effect for the period commencing on the Effective Date and ending on the earlier of (i) the date thirty-six months after the Effective Date, and (ii) the date on which the Employee terminates employment with the Employer; provided that the Employee’s rights hereunder shall continue following the termination of this employment with the Employer under any of the circumstances described in Section 2 hereof. Additionally, on each annual anniversary date from the Effective Date, the term of this Agreement shall be extended for an additional one-year period beyond the then effective expiration date, unless the Board of Directors of the Employer has notified the Employee in writing that this Agreement shall not be extended.

6. Termination or Suspension Under Federal Law.

(d) If the Employee is removed and/or permanently prohibited from participating in the conduct of the Employer’s affairs by an order issued under Sections 8(e)(4) or 8(g)(1) of the Federal Deposit Insurance Act (“FDIA”) (12 U.S.C. 1818(e)(4) or (g)(1)), all obligations of the Employer and the Holding Company under this Agreement shall terminate, as of the effective date of the order, but the vested rights of the parties shall not be affected.

(e) If the Employer is in default (as defined in Section 3(x)(1) of FDIA), all obligations of the Employer under this Agreement shall terminate as of the date of default; however, this Paragraph shall not affect the vested rights of the parties.

(f) If a notice served under Section 8(e)(3) or (g)(1) of the FDIA (12 U.S.C. 1818(e)(3) and (g)(1)) suspends and/or temporarily prohibits the Employee from participating in the conduct of the Employer’s affairs, the Employer’s obligations under this Agreement shall be suspended as of the date of such service, unless stayed by appropriate proceedings. If the charges in the notice are dismissed, the Employer shall reinstate (in whole or in part) any of its obligations which were suspended.

7. Expense Reimbursement. In the event that any dispute arises between the Employee and the Employer or the Holding Company as to the terms or interpretation of this Agreement, whether instituted by formal legal proceedings or otherwise, including any action that the Employee takes to enforce the terms of this Agreement or to defend against any action taken by the Employer or the Holding Company, they shall reimburse the Employee for all costs and expenses, including reasonable attorneys’ fees, arising from such dispute, proceedings or actions. Such reimbursement shall be paid within ten days of Employee’s furnishing to the Employer written evidence, which may be in the form, among other things, of a cancelled check or receipt, of any costs or expenses incurred by the Employee. Employee must submit such evidence no later than six months after the end of the calendar year in which the costs and expenses were incurred, and the costs and expenses will be reimbursed to the Employee as soon as feasible after submission of written evidence of the expense, but in all cases no later than the end of the calendar year following the calendar year in which the costs and expenses were incurred.

8. Successors and Assigns.

(c) This Agreement shall not be assignable by the Company or the Holding Company, provided that this Agreement shall inure to the benefit of and be binding upon any corporate or other successor of the Company or the Holding Company which shall acquire, directly or indirectly, by merger, consolidation, purchase or otherwise, all or substantially all of the assets or stock of the Company or the Holding Company.

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(d) Since the Employer is contracting for the unique and personal skills of the Employee, the Employee shall be precluded from assigning or delegating his rights or duties hereunder without first obtaining the written consent of the Employer; provided, however that nothing in this paragraph shall preclude (i) the Employee from designating a beneficiary to receive any benefit payable hereunder upon his death, or (ii) the executors, administrators, or other legal representatives of the Employee or his estate from assigning any rights hereunder to the person or person entitled thereunto.

9. Amendments. No amendments or additions to this Agreement shall be binding unless made in writing and signed by all of the parties, except as herein otherwise specifically provided.

10. Applicable Law. Except to the extent preempted by Federal law, the laws of the State of Louisiana shall govern this Agreement in all respects, whether as to its validity, construction, capacity, performance or otherwise.

11. Severability. The provisions of this Agreement shall be deemed severable and the invalidity or unenforceability of any provision shall not affect the validity or enforceability of the other provisions hereof.

12. Entire Agreement. This Agreement, together with any understanding or modifications thereof as agreed to in writing by the parties, shall constitute the entire agreement between the parties hereto, and shall supersede any other agreement or plan providing for similar benefits.

13. Interpretation. If any provision in this Agreement is capable of being interpreted in more than one manner, to the extent feasible, the provision shall be interpreted in a manner that does not result in an excise tax under Section 409A.

14. No Acceleration. Except as provided under the terms of this Agreement or as otherwise allowed under Section 409A, there shall be no acceleration of any payment due to the Employee pursuant to this Agreement.

15. Reimbursements or In-Kind Benefits. In accordance with Section 409A, the amount of expenses eligible for reimbursement, or in-kind benefits provided, during a taxable year of the Employee shall not affect the expenses eligible for reimbursement, or in-kind benefits to be provided, in any other taxable year of the Employee. All reimbursements will be made on or before the last day of the year following the year in which the expense was incurred. The right to reimbursement or in-kind benefits is not subject to liquidation or exchange for another benefit.

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IN WITNESS WHEREOF, the parties have executed this Agreement on the day and year first hereinabove written.

IBERIABANK

By:
Daryl G. Byrd
IBERIABANK
President and Chief Executive Officer

Rodney L. Hall

IN CONSIDERATION of the Employee’s provision of valuable services for the Company and the Employee’s past, present, or future services for the Holding Company, IT IS AGREED by the Holding Company that it shall be jointly and severally liable for the Company’s obligations under this Agreement (determined without regard for Section 6 of the Agreement).

IBERIABANK CORPORATION

By
Stewart Shea, Chairman
Board Compensation Committee

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Appendix B

December 7, 2014

The Board of Directors

Georgia Commerce Bancshares, Inc.

3625 Cumberland Boulevard

S.E. Building 2

Atlanta, Georgia 30339

Members of the Board:

You have requested the opinion of Keefe, Bruyette & Woods, Inc. (“KBW” or “we”) as investment bankers as to the fairness, from a financial point of view, to the common shareholders of Georgia Commerce Bancshares, Inc. (“Georgia”), of the Exchange Ratio (as defined below) in the proposed merger (the “Merger”) of Georgia with and into IBERIABANK Corporation (“IBKC”), pursuant to the Agreement and Plan of Merger (the “Agreement”) to be entered into by and between Georgia and IBKC. In accordance with the Agreement and subject to the terms and conditions set forth therein, at the Effective Time (as defined in the Agreement), by virtue of the Merger and without any action of the part of Georgia, IBKC, the holders of voting and non-voting common stock, par value $1.00 per share, of Georgia (collectively, the “Georgia Common Stock”), or the holders of common stock, par value $1.00 per share, of IBKC (the “IBKC Common Stock”), each share of Georgia Common Stock issued and outstanding immediately prior to the Effective Time (other than (i) any Dissenting Company Shares (as defined in the Agreement) and (ii) any shares of Georgia Common Stock owned or held by Georgia or IBKC of any of their respective wholly-owned subsidiaries (other than shares held in trust accounts or otherwise held in a bona fide fiduciary or agency capacity that are beneficially owned by unaffiliated third parties, and shares held by Georgia or IBKC or any of their respective subsidiaries and acquired upon exercise of rights in respect of debt arrangements previously made in good faith and in effect prior to the date of the Agreement)) shall be converted automatically into and represent the right to receive 0.6134x of a share of IBKC Common Stock, subject to adjustment as provided in the Agreement (as to which we express no opinion). The ratio of 0.6134x of a share of IBKC Common Stock for one share of Georgia Common Stock is referred to herein as the “Exchange Ratio.” The terms and conditions of the Merger are more fully set forth in the Agreement.

The Agreement further provides that, immediately following the Effective Time (or at such other time as IBKC shall determine in its sole discretion), Georgia Commerce Bank, a wholly-owned subsidiary of Georgia (“Georgia Bank”), will merge with and into IBERIABANK, a wholly-owned subsidiary of IBKC (such transaction, the “Bank Merger”), pursuant to a separate agreement by and between such parties.

KBW has acted as financial advisor to Georgia and not as an advisor to or agent of any other person. As part of our investment banking business, we are continually engaged in the valuation of bank and bank holding company securities in connection with acquisitions, negotiated underwritings, secondary distributions of listed and unlisted securities, private placements and valuations for various other purposes. As specialists in the securities of banking companies, we have experience in, and knowledge of, the valuation of banking enterprises. In the ordinary course of our business as a broker-dealer, we may from time to time purchase securities from, and sell securities to, Georgia and IBKC. Further to existing sales and trading relationships between a KBW affiliated broker-dealer and each of Georgia and IBKC, such broker-dealer has from time to time purchased securities from, and sold securities to, Georgia and IBKC. As a market maker in securities, we may from time to time have a long or short position in, and buy or sell, debt or equity securities of Georgia or IBKC for our own account and for the accounts of our customers. We have acted exclusively for the board of directors of Georgia (the “Board”) in rendering this opinion and will receive a fee from Georgia for our services. A portion of our fee is payable upon the rendering of this opinion and a significant portion is contingent upon the successful completion of the Merger. In addition, Georgia has agreed to indemnify us for certain liabilities arising out of our engagement.

In addition to this present engagement, in the past two years, KBW has provided investment banking and financial advisory services to Georgia and received compensation for such services. KBW served as financial advisor to Georgia in connection with its acquisition of Brookhaven Bank in December 2013. KBW also served as lead placement agent in connection with Georgia’s December 2012 private placement of common stock. In the past two years, KBW has provided investment banking and financial advisory services to IBKC and received compensation for such services. KBW served as financial advisor to IBKC in connection with its acquisition of Teche Holding Company in May 2014. We may in the future provide investment banking and financial advisory services to Georgia or IBKC and receive compensation for such services.

In connection with this opinion, we have reviewed, analyzed and relied upon material bearing upon the Merger and the financial and operating condition of Georgia and IBKC, including among other things, the following: (i) a draft of the Agreement dated December 5, 2014 (the most recent draft made available to us); (ii) the audited financial statements for the two years ended December 31, 2013 for Georgia; (iii) the audited financial statements and Annual Reports on Form 10-K for the three years ended December 31, 2013 of IBKC; (iv) the unaudited quarterly financial statements and quarterly reports on Form 10-Q for the fiscal quarters ended March 31, 2014, June 30, 2014 and September 30, 2014 of IBKC; (v) certain regulatory filings of Georgia, including the quarterly FRY-9Cs and Call Reports filed with respect to the three years ended December 31, 2013, as well as the quarters ended March 31, 2014, June 30, 2014 and September 30, 2014 for Georgia and Georgia Bank; (vi) certain other interim reports and other communications of Georgia and IBKC to their respective shareholders; and (vii) other financial information concerning the businesses and operations of Georgia and IBKC furnished to us by Georgia and IBKC or which we were otherwise directed to use for purposes of our analysis. Our consideration of financial information and other factors that we deemed appropriate under the circumstances or relevant to our analyses included, among others, the following: (i) the historical and current financial position and results of operations of Georgia and IBKC; (ii) the assets and liabilities of Georgia and IBKC; (iii) the nature and terms of certain other merger transactions and business combinations in the banking industry; (iv) a comparison of certain financial information of Georgia and certain financial and stock market information for IBKC with similar information for certain other companies the securities of which are publicly traded; (v) financial and operating forecasts and projections of Georgia which were prepared by Georgia management, provided to and discussed with us by such management and used and relied upon by us at the direction of such management with the consent of the Board; (vi) publicly available consensus “street estimates” of IBKC for 2014 through 2016 (which estimates reflect the pro forma impact of IBKC’s pending acquisitions of both Florida Bank Group that was publicly announced on October 3, 2014, and Old Florida Bancshares, Inc. that was publically announced on October 27, 2014 (such acquisitions together, the “Florida Bank Acquisitions)), as well as assumed long term growth rates based thereon, all of which information was discussed with us by IBKC management and used and relied upon by us at the direction of such management with the consent of the Board; (vii) projected balance sheet and capital data of IBKC (giving effect to the Florida Bank Acquisitions) that was prepared by IBKC management, provided to and discussed with us by such management and used and relied upon by us at the direction of such management with the consent of the Board; and (viii) estimates regarding certain pro forma financial effects of the Merger on IBKC (including, without limitation, the cost savings and related expenses expected to result from the Merger) that were prepared by IBKC management, provided to and discussed with us by such management and used and relied upon by us at the direction of such management with the consent of the Board. We have also performed such other studies and analyses as we considered appropriate and have taken into account our assessment of general economic, market and financial conditions and our experience in other transactions, as well as our experience in securities valuation and knowledge of the banking industry generally. We have also held discussions with senior management of Georgia and IBKC regarding the past and current business operations, regulatory relations, financial condition and future prospects of their respective companies (including, in the case of IBKC management, matters pertaining to the Florida Bank Acquisitions) and such other matters as we have deemed relevant to our inquiry. We have not been requested to, and have not, assisted Georgia with soliciting indications of interest from third parties other than IBKC regarding a potential transaction with Georgia.

In conducting our review and arriving at our opinion, we have relied upon and assumed the accuracy and completeness of all of the financial and other information provided to us or publicly available and we have not independently verified the accuracy or completeness of any such information or assumed any responsibility or liability for such verification, accuracy or completeness. We have relied upon the management of Georgia as to the reasonableness and achievability of the financial and operating forecasts and projections of Georgia (and the assumptions and bases therefor) that were prepared by Georgia management and provided to and discussed with us by such management, and we have assumed, with the consent of Georgia, that such forecasts and projections were reasonably prepared on a basis reflecting the best currently available estimates and judgments of such management and that such forecasts and projections will be realized in the amounts and in the time periods currently estimated by such management. We have further relied, with the consent of Georgia, upon IBKC management as to the reasonableness and achievability of (i) the publicly available consensus “street estimates” of IBKC referred to above and the assumed long term growth rates based thereon that were discussed with us by such management and that we were directed by such management to use and (ii) the projected balance sheet and capital data of IBKC (giving effect to the Florida Bank Acquisitions) and the estimates regarding certain pro forma financial effects of the Merger on IBKC (and the assumptions and bases therefor, including but not limited to cost savings and related expenses expected to result from the Merger) that were prepared by IBKC management and provided to and discussed with us by such management. We have assumed, with the consent of Georgia, that all such information is consistent with (in the case of IBKC “street estimates”), or was otherwise reasonably prepared on a basis reflecting, the best currently available estimates and judgments of such management and that the forecasts, estimates and projected data reflected in such information will be realized in the amounts and in the time periods currently estimated. We express no view or opinion as to the Florida Bank Acquisitions (or any terms, aspects or implications thereof) and have assumed, with the consent of Georgia, that the Florida Bank Acquisitions will be consummated as described to us by IBKC management in the first quarter of 2015.

It is understood that the estimated and projected information for Georgia and IBKC prepared and provided to us by the respective managements of Georgia and IBKC were not prepared with the expectation of public disclosure, that all such information, together with the publicly available consensus “street estimates” of IBKC referred to above, are based on numerous variables and assumptions that are inherently uncertain, including, without limitation, factors related to general economic and competitive conditions and that, accordingly, actual results could vary significantly from those set forth in such information and “street estimates.” We have assumed, based on discussions with the respective managements of Georgia and IBKC, that all such information and “street estimates” provide a reasonable basis upon which we could form our opinion and we express no view as to any such information (or the assumptions or bases therefor) or such “street estimates.” We have relied on all such information and “street estimates” without independent verification or analysis and do not in any respect assume any responsibility or liability for the accuracy or completeness thereof.

We also assumed that there were no material changes in the assets, liabilities, financial condition, results of operations, business or prospects of either Georgia or IBKC since the date of the last financial statements of each such entity that were made available to us. We are not experts in the independent verification of the adequacy of allowances for loan and lease losses and we have assumed, without independent verification and with your consent, that the aggregate allowances for loan and lease losses for Georgia and IBKC are adequate to cover such losses. In rendering our opinion, we have not made or obtained any evaluations or appraisals or physical inspection of the property, assets or liabilities (contingent or otherwise) of Georgia or IBKC, the collateral securing any of such assets or liabilities, or the collectability of any such assets, nor have we examined any individual loan or credit files, nor did we evaluate the solvency, financial capability or fair value of Georgia or IBKC under any state or federal laws, including those relating to bankruptcy, insolvency or other matters. Estimates of values of companies and assets do not purport to be appraisals or necessarily reflect the prices at which companies or assets may actually be sold. Because such estimates are inherently subject to uncertainty, we assume no responsibility or liability for their accuracy.

We have assumed, in all respects material to our analyses, the following: (i) that the Merger and any related transactions (including the Bank Merger) will be completed substantially in accordance with the terms set forth in the Agreement (the final terms of which we have assumed will not differ in any respect material to our analyses from the draft reviewed) with no adjustments to the Exchange Ratio or additional forms of consideration; (ii) that the Florida Bank Acquisitions will be completed as described to us by representatives of IBKC; (iii) that the representations and warranties of each party in the Agreement and in all related documents and instruments referred to in the Agreement are true and correct; (iv) that each party to the Agreement and all related documents will perform all of the covenants and agreements required to be performed by such party under such documents; (v) that there are no factors that would delay or subject to any adverse conditions, any necessary regulatory or governmental approval for the Merger or any related transaction and that all conditions to the completion of the Merger and related any transactions will be satisfied without any waivers or modifications to the Agreement; and (vi) that in the course of obtaining the necessary regulatory, contractual, or other consents or approvals for the Merger and any related transactions, no restrictions, including any divestiture requirements, termination or other payments or amendments or modifications, will be imposed that will have a material adverse effect on the future results of operations or financial condition of Georgia, IBKC or the combined entity or the contemplated benefits of the Merger, including the cost savings and related expenses expected to result from the Merger. We have assumed that the Merger will be consummated in a manner that complies with the applicable provisions of the Securities Act of 1933, as amended, the Securities Exchange Act of 1934, as amended, and all other applicable federal and state statutes, rules and regulations. We have further assumed that Georgia has relied upon the advice of its counsel, independent accountants and other advisors (other than KBW) as to all legal, financial reporting, tax, accounting and regulatory matters with respect to Georgia, IBKC, the Agreement, the Merger and any related transactions (including the Bank Merger), or the Florida Bank Acquisitions. KBW has not provided advice with respect to any such matters.

This opinion addresses only the fairness, from a financial point of view, as of the date hereof, of the Exchange Ratio in the Merger to the holders of Georgia Common Stock. We express no view or opinion as to any other terms or aspects of the Merger or any related transaction (including the Bank Merger), including without limitation, the form or structure of the Merger, any transactions that may be related to the Merger, any consequences of the Merger to Georgia, its shareholders, creditors or otherwise, or any terms, aspects or implications of any voting, support, shareholder or other agreements, arrangements or understandings contemplated or entered into in connection with the Merger or otherwise. Our opinion is necessarily based upon conditions as they exist and can be evaluated on the date hereof and the information made available to us through the date hereof. It is understood that subsequent developments may affect the conclusion reached in this opinion and that KBW does not have an obligation to update, revise or reaffirm this opinion. Our opinion does not address, and we express no view or opinion with respect to, (i) the underlying business decision of Georgia to engage in the Merger or enter into the Agreement, (ii) the relative merits of the Merger as compared to any strategic alternatives that are, have been or may be available to or contemplated by Georgia or the Board, (iii) the fairness of the amount or nature of any compensation to any of Georgia’s officers directors or employees, or any class of such persons, relative to any compensation to the holders of Georgia Common Stock, (iv) the effect of the Merger or any related transaction on, or the fairness of the consideration to be received by, holders of any class of securities of Georgia other than the Georgia Common Stock (solely with respect to the Exchange Ratio, as described herein and not relative to the consideration to be received by any other class) or any class of securities of IBKC or any other party to any transaction contemplated by the Agreement, (v) any adjustment (as provided in the Agreement) to the Exchange Ratio in the Merger assumed for purposes of our opinion, (vi) the actual value of the IBKC Common Stock to be issued in the Merger, (vii) the prices, trading range or volume at which IBKC Common Stock will trade following the public announcement of the Merger or the consummation of the Merger, (viii) any advice or opinions provided by any other advisor to any of the parties to the Merger or any other transaction contemplated by the Agreement, or (ix) any legal, regulatory, accounting, tax or similar matters relating to Georgia, IBKC, their respective shareholders, or relating to or arising out of or as a consequence of the Merger or any related transactions (including the Bank Merger), or the Florida Bank Acquisitions, including whether or not the Merger would qualify as a tax-free reorganization for United States federal income tax purposes.

This opinion is for the information of, and is directed to, the Board (in its capacity as such) in connection with its consideration of the financial terms of the Merger. This opinion is not to be used for any other purpose and may not be published, referred to, reproduced, disseminated or quoted from, in whole or in part, nor shall any public reference to KBW be made, without our prior written consent. This opinion does not constitute a recommendation to the Board as to how it should vote on the Merger or to any holder of Georgia Common Stock or shareholder of any other entity as to how to vote in connection with the Merger or any other matter, nor does it constitute a recommendation as to whether or not any such shareholder should enter into a voting, shareholders’, or affiliates’ agreement with respect to the Merger or exercise any dissenters’ or appraisal rights that may be available to such shareholder.

This opinion has been reviewed and approved by our Fairness Opinion Committee in conformity with our policies and procedures established under the requirements of Rule 5150 of the Financial Industry Regulatory Authority.

Based upon and subject to the foregoing, it is our opinion that, as of the date hereof, the Exchange Ratio in the Merger is fair, from a financial point of view, to the holders of Georgia Common Stock.

Very truly yours,

Keefe, Bruyette & Woods, Inc.

Appendix C

Georgia Business Corporation Code

Article 13. Dissenters’ Rights

Part 1. Right to Dissent and Obtain payment for Shares

14-2-1301. DEFINITIONS—As used in this article, the term:

(1) ‘Beneficial shareholder’ means the person who is a beneficial owner of shares held in a voting trust or by a nominee as the record shareholder.

(2) ‘Corporate action’ means the transaction or other action by the corporation that creates dissenters’ rights under Code Section 14-2-1302.

(3) ‘Corporation’ means the issuer of shares held by a dissenter before the corporate action, or the surviving or acquiring corporation by merger or share exchange of that issuer.

(4) ‘Dissenter’ means a shareholder who is entitled to dissent from corporate action under Code Section 14-2-1302 and who exercises that right when and in the manner required by Code Sections 14-2-1320 through 14-2-1327.

(5) ‘Fair value,’ with respect to a dissenter’s shares, means the value of the shares immediately before the effectuation of the corporate action to which the dissenter objects, excluding any appreciation or depreciation in anticipation of the corporate action.

(6) ‘Interest’ means interest from the effective date of the corporate action until the date of payment, at a rate that is fair and equitable under all the circumstances.

(7) ‘Record shareholder’ means the person in whose name shares are registered in the records of a corporation or the beneficial owner of shares to the extent of the rights granted by a nominee certificate on file with a corporation.

(8) ‘Shareholder’ means the record shareholder or the beneficial shareholder

14-2-1302. RIGHT TO DISSENT—(a) A record shareholder of the corporation is entitled to dissent from, and obtain payment of the fair value of his or her shares in the event of, any of the following corporate actions:

(1) Consummation of a plan of merger to which the corporation is a party:

(A) If approval of the shareholders of the corporation is required for the merger by Code Section 14-2-1103 or the articles of incorporation and the shareholder is entitled to vote on the merger, unless:

(i) The corporation is merging into a subsidiary corporation pursuant to Code Section 14-2-1104;

(ii) Each shareholder of the corporation whose shares were outstanding immediately prior to the effective time of the merger shall receive a like number of shares of the surviving corporation, with designations, preferences, limitations, and relative rights identical to those previously held by each shareholder; and

(iii) The number and kind of shares of the surviving corporation outstanding immediately following the effective time of the merger, plus the number and kind of shares issuable as a result of the merger and by conversion of securities issued pursuant to the merger, shall not exceed the total number and kind of shares of the corporation authorized by its articles of incorporation immediately prior to the effective time of the merger; or

(B) If the corporation is a subsidiary that is merged with its parent under Code Section 14-2-1104;

(2) Consummation of a plan of share exchange to which the corporation is a party as the corporation whose shares will be acquired, if the shareholder is entitled to vote on the plan;

(3) Consummation of a sale or exchange of all or substantially all of the property of the corporation if a shareholder vote is required on the sale or exchange pursuant to Code Section 14-2-1202, but not including a sale pursuant to court order or a sale for cash pursuant to a plan by which all or substantially all of the net proceeds of the sale will be distributed to the shareholders within one year after the date of sale;

(4) An amendment of the articles of incorporation with respect to a class or series of shares that reduces the number of shares of a class or series owned by the shareholder to a fraction of a share if the fractional share so created is to be acquired for cash under Code Section 14-2-604; or

(5) Any corporate action taken pursuant to a shareholder vote to the extent that Article 9 of this chapter, the articles of incorporation, bylaws, or a resolution of the board of directors provides that voting or nonvoting shareholders are entitled to dissent and obtain payment for their shares.

(b) A shareholder entitled to dissent and obtain payment for his or her shares under this article may not challenge the corporate action creating his or her entitlement unless the corporate action fails to comply with procedural requirements of this chapter or the articles of incorporation or bylaws of the corporation or the vote required to obtain approval of the corporate action was obtained by fraudulent and deceptive means, regardless of whether the shareholder has exercised dissenter’s rights.

(c) Notwithstanding any other provision of this article, there shall be no right of dissent in favor of the holder of shares of any class or series which, at the record date fixed to determine the shareholders entitled to receive notice of and to vote at a meeting at which a plan of merger or share exchange or a sale or exchange of property or an amendment of the articles of incorporation is to be acted on, were either listed on a national securities exchange or held of record by more than 2,000 shareholders, unless:

(1) In the case of a plan of merger or share exchange, the holders of shares of the class or series are required under the plan of merger or share exchange to accept for their shares anything except shares of the surviving corporation or another publicly held corporation which at the effective date of the merger or share exchange are either listed on a national securities exchange or held of record by more than 2,000 shareholders, except for scrip or cash payments in lieu of fractional shares; or

(2) The articles of incorporation or a resolution of the board of directors approving the transaction provides otherwise.

14-2-1303. DISSENT BY NOMINEES AND BENEFICIAL OWNERS—A record shareholder may assert dissenters’ rights as to fewer than all the shares registered in his name only if he dissents with respect to all shares beneficially owned by any one beneficial shareholder and notifies the corporation in writing of the name and address of each person on whose behalf he asserts dissenters’ rights. The rights of a partial dissenter under this Code section are determined as if the shares as to which he dissents and his other shares were registered in the names of different shareholders.

Part 2. Procedure for Exercise of Dissenters’ Rights

14-2-1320. NOTICE OF DISSENTERS’ RIGHTS—(a) If proposed corporate action creating dissenters’ rights under Code Section 14-2-1302 is submitted to a vote at a shareholders’ meeting, the meeting notice must state that shareholders are or may be entitled to assert dissenters’ rights under this article and be accompanied by a copy of this article.

(b) If corporate action creating dissenters’ rights under Code Section 14-2-1302 is taken without a vote of shareholders, the corporation shall notify in writing all shareholders entitled to assert dissenters’ rights that the action was taken and send them the dissenters’ notice described in Code Section 14-2-1322 no later than ten days after the corporate action was taken.

14-2-1321. NOTICE OF INTENT TO DEMAND PAYMENT—(a) If proposed corporate action creating dissenters’ rights under Code Section 14-2-1302 is submitted to a vote at a shareholders’ meeting, a record shareholder who wishes to assert dissenters’ rights:

(1) Must deliver to the corporation before the vote is taken written notice of his intent to demand payment for his shares if the proposed action is effectuated; and

(2) Must not vote his shares in favor of the proposed action.

(b) A record shareholder who does not satisfy the requirements of subsection (a) of this Code section is not entitled to payment for his shares under this article

14-2-1322. DISSENTERS’ NOTICE—(a) If proposed corporate action creating dissenters’ rights under Code Section 14-2-1302 is authorized at a shareholders’ meeting, the corporation shall deliver a written dissenters’ notice to all shareholders who satisfied the requirements of Code Section 14-2-1321.

(b) The dissenters’ notice must be sent no later than ten days after the corporate action was taken and must:

(1) State where the payment demand must be sent and where and when certificates for certificated shares must be deposited;

(2) Inform holders of uncertificated shares to what extent transfer of the shares will be restricted after the payment demand is received;

(3) Set a date by which the corporation must receive the payment demand, which date may not be fewer than 30 nor more than 60 days after the date the notice required in subsection (a) of this Code section is delivered; and

(4) Be accompanied by a copy of this article.

14-2-1323. DUTY TO DEMAND PAYMENT—(a) A record shareholder sent a dissenters’ notice described in Code Section 14-2-1322 must demand payment and deposit his certificates in accordance with the terms of the notice.

(b) A record shareholder who demands payment and deposits his shares under subsection (a) of this Code section retains all other rights of a shareholder until these rights are canceled or modified by the taking of the proposed corporate action.

(c) A record shareholder who does not demand payment or deposit his share certificates where required, each by the date set in the dissenters’ notice, is not entitled to payment for his shares under this article.

14-2-1324. SHARE RESTRICTIONS—(a) The corporation may restrict the transfer of uncertificated shares from the date the demand for their payment is received until the proposed corporate action is taken or the restrictions released under Code Section 14-2-1326.

(b) The person for whom dissenters’ rights are asserted as to uncertificated shares retains all other rights of a shareholder until these rights are canceled or modified by the taking of the proposed corporate action.

14-2-1325. OFFER OF PAYMENT—(a) Except as provided in Code Section 14-2-1327, within ten days of the later of the date the proposed corporate action is taken or receipt of a payment demand, the corporation shall by notice to each dissenter who complied with Code Section 14-2-1323 offer to pay to such dissenter the amount the corporation estimates to be the fair value of his or her shares, plus accrued interest.

(b) The offer of payment must be accompanied by:

(1) The corporation’s balance sheet as of the end of a fiscal year ending not more than 16 months before the date of payment, an income statement for that year, a statement of changes in shareholders’ equity for that year, and the latest available interim financial statements, if any;

(2) A statement of the corporation’s estimate of the fair value of the shares;

(3) An explanation of how the interest was calculated;

(4) A statement of the dissenter’s right to demand payment under Code Section 14-2-1327; and

(5) A copy of this article.

(c) If the shareholder accepts the corporation’s offer by written notice to the corporation within 30 days after the corporation’s offer or is deemed to have accepted such offer by failure to respond within said 30 days, payment for his or her shares shall be made within 60 days after the making of the offer or the taking of the proposed corporate action, whichever is later.

14-2-1326. FAILURE TO TAKE ACTION—(a) If the corporation does not take the proposed action within 60 days after the date set for demanding payment and depositing share certificates, the corporation shall return the deposited certificates and release the transfer restrictions imposed on uncertificated shares.

(b) If, after returning deposited certificates and releasing transfer restrictions, the corporation takes the proposed action, it must send a new dissenters# notice under Code Section 14-2-1322 and repeat the payment demand procedure.

14-2-1327. PROCEDURE IF SHAREHOLDER DISSATISFIED WITH PAYMENT OR OFFER—(a) A dissenter may notify the corporation in writing of his own estimate of the fair value of his shares and amount of interest due, and demand payment of his estimate of the fair value of his shares and interest due, if:

(1) The dissenter believes that the amount offered under Code Section 14-2-1325 is less than the fair value of his shares or that the interest due is incorrectly calculated; or

(2) The corporation, having failed to take the proposed action, does not return the deposited certificates or release the transfer restrictions imposed on uncertificated shares within 60 days after the date set for demanding payment.

(b) A dissenter waives his or her right to demand payment under this Code section and is deemed to have accepted the corporation’s offer unless he or she notifies the corporation of his or her demand in writing under subsection (a) of this Code section within 30 days after the corporation offered payment for his or her shares, as provided in Code Section 14-2-1325.

(c) If the corporation does not offer payment within the time set forth in subsection (a) of Code Section 14-2-1325:

(1) The shareholder may demand the information required under subsection (b) of Code Section 14-2-1325, and the corporation shall provide the information to the shareholder within ten days after receipt of a written demand for the information; and

(2) The shareholder may at any time, subject to the limitations period of Code Section 14-2-1332, notify the corporation of his own estimate of the fair value of his shares and the amount of interest due and demand payment of his estimate of the fair value of his shares and interest due.

Part 3. Judicial Appraisal of Shares

14-2-1330. COURT ACTION—(a) If a demand for payment under Code Section 14-2-1327 remains unsettled, the corporation shall commence a proceeding within 60 days after receiving the payment demand and petition the court to determine the fair value of the shares and accrued interest. If the corporation does not commence the proceeding within the 60 day period, it shall pay each dissenter whose demand remains unsettled the amount demanded.

(b) The corporation shall commence the proceeding, which shall be a nonjury equitable valuation proceeding, in the superior court of the county where a corporation’s registered office is located. If the surviving corporation is a foreign corporation without a registered office in this state, it shall commence the proceeding in the county in this state where the registered office of the domestic corporation merged with or whose shares were acquired by the foreign corporation was located.

(c) The corporation shall make all dissenters, whether or not residents of this state, whose demands remain unsettled parties to the proceeding, which shall have the effect of an action quasi in rem against their shares. The corporation shall serve a copy of the petition in the proceeding upon each dissenting shareholder who is a resident of this state in the manner provided by law for the service of a summons and complaint, and upon each nonresident dissenting shareholder either by registered or certified mail or statutory overnight delivery or by publication, or in any other manner permitted by law.

(d) The jurisdiction of the court in which the proceeding is commenced under subsection (b) of this Code section is plenary and exclusive. The court may appoint one or more persons as appraisers to receive evidence and recommend decision on the question of fair value. The appraisers have the powers described in the order appointing them or in any amendment to it. Except as otherwise provided in this chapter, Chapter 11 of Title 9, known as the ‘Georgia Civil Practice Act,’ applies to any proceeding with respect to dissenters’ rights under this chapter.

(e) Each dissenter made a party to the proceeding is entitled to judgment for the amount which the court finds to be the fair value of his shares, plus interest to the date of judgment.

14-2-1331. COURT COSTS AND COUNSEL FEES—(a) The court in an appraisal proceeding commenced under Code Section 14-2-1330 shall determine all costs of the proceeding, including the reasonable compensation and expenses of appraisers appointed by the court, but not including fees and expenses of attorneys and experts for the respective parties. The court shall assess the costs against the corporation, except that the court may assess the costs against all or some of the dissenters, in amounts the court finds equitable, to the extent the court finds the dissenters acted arbitrarily, vexatiously, or not in good faith in demanding payment under Code Section 14-2-1327.

(b) The court may also assess the fees and expenses of attorneys and experts for the respective parties, in amounts the court finds equitable:

(1) Against the corporation and in favor of any or all dissenters if the court finds the corporation did not substantially comply with the requirements of Code Sections 14-2-1320 through 14-2-1327; or

(2) Against either the corporation or a dissenter, in favor of any other party, if the court finds that the party against whom the fees and expenses are assessed acted arbitrarily, vexatiously, or not in good faith with respect to the rights provided by this article.

(c) If the court finds that the services of attorneys for any dissenter were of substantial benefit to other dissenters similarly situated, and that the fees for those services should not be assessed against the corporation, the court may award to these attorneys reasonable fees to be paid out of the amounts awarded the dissenters who were benefited.

14-2-1332. LIMITATION OF ACTIONS—No action by any dissenter to enforce dissenters’ rights shall be brought more than three years after the corporate action was taken, regardless of whether notice of the corporate action and of the right to dissent was given by the corporation in compliance with the provisions of Code Section 14-2-1320 and Code Section 14-2-1322.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 20. Indemnification of Directors and Officers.

Generally, under Sections 12:1-851 through 12:1-859 of the Louisiana Business Corporation Act (the “LBCA”), a corporation may indemnify a director, officer, employee or agent of the corporation (or a person who is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise) against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by the person if he acted in good faith and in a manner he reasonably believed either to be in, or at least not opposed to, the best interests of the corporation and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. A corporation may not indemnify a director or officer in any proceeding with respect to conduct for which the director or officer was adjudged liable on the basis of receiving a financial benefit to which he or she was not entitled, whether or not involving action in the director’s or officer’s official capacity. [consider adding language about an undertaking]

In the case of an action brought by or in the right of a corporation, the corporation may indemnify a director, officer, employee or agent of the corporation (or a person who is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise) against expenses (including attorneys’ fees) incurred by him in a proceeding if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation. The LBCA bars indemnification of directors and officers for settlement payments in a derivative suit, absent court approval.

Article 8.B. of the articles of incorporation of IBERIABANK Corporation provides that IBERIABANK Corporation shall indemnify to the fullest extent permitted by law, any person who is or was a director or officer of IBERIABANK Corporation, who was or is made a party to, or is threatened to be made a party to, any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, including in actions or suits by or in the right of IBERIABANK Corporation, by reason of such service or the fact that such person is or was serving as a director, officer, employee or agent of another corporation or organization at the request of IBERIABANK Corporation against costs, charges, expenses, judgments, fines and amounts paid in settlement actually and reasonably incurred by such person. This indemnification is conditioned upon the director or officer having acted in good faith and in a manner he or she reasonably believed to be in, or not opposed to, the best interest of IBERIABANK Corporation and, with respect to any criminal action or proceeding, had no reasonable cause to believe that his or her conduct was unlawful. These indemnification provisions also permit the company to pay reasonable expenses in advance of the final disposition of any action, suit or proceeding as authorized by the board of directors, provided that the indemnified person undertakes to repay such expenses if it is ultimately determined that such person was not entitled to indemnification. In addition, the LBCA requires that a director or officer provide to the corporation a written affirmation of his good faith belief that he has met the relevant standard of conduct or that the proceeding involves only duty of care claims from which he has been exculpated.

IBERIABANK Corporation shall indemnify employees and agents under the same circumstances as directors and officers described in this paragraph.

The indemnification provisions of the LBCA require indemnification of any present or former director or officer of a corporation for expenses incurred in connection with the proceeding if and only if such person has been wholly successful, on the merits or otherwise, in defense of any action, suit or proceeding, that he was a party to by virtue of the fact that he is or was a director or officer of the corporation. This limitation does not limit IBERIABANK Corporation’s right to permissibly indemnify a director or officer with respect to expenses of partially successful in defense of any claim, issue or matter.

Section 12:1-857 of the LBCA further authorizes a corporation to purchase and maintain insurance on behalf of an individual who is a director or officer of the corporation, or who, while a director or officer of the corporation, serves at the corporation’s request as a director, officer, partner, trustee, employee, or agent of another domestic or foreign corporation, partnership, joint venture, trust, employee benefit plan, or other entity, against liability asserted against or incurred by the individual in that capacity or arising from his or her status as a director or officer, whether or not the individual could be protected against the same liability under R.S. 12:1-832 and whether or not the corporation would have power to indemnify or advance expenses to the individual against the same liability under this Section 12:1-857.

Article 8.E. of the articles of incorporation also empowers IBERIABANK Corporation to purchase and maintain insurance to protect its directors, officers, employees and agents and those who were directors, officers, employees or agents, and those directors, officers, employees and agents who are or were serving at the request of IBERIABANK Corporation as a director, officer, employee or agent of another corporation, partnership, joint venture or other enterprise, arising out of his or her status as such, regardless of whether or not IBERIABANK Corporation would have the power to indemnify those persons against such liability under the law or the provisions set forth in the articles of incorporation. IBERIABANK Corporation is also authorized by its articles of incorporation to enter into individual indemnification contracts with directors, officers, employees and agents which may provide indemnification rights and procedures different from those set forth in the articles of incorporation. IBERIABANK Corporation has directors’ and officers’ liability insurance consistent with the provisions of the articles of incorporation.

The foregoing discussion of our Articles of Incorporation and the LBCA is not intended to be exhaustive and is qualified in its entirety by reference to the Registrant’s Articles of Incorporation and the LBCA, respectively.

The Registrant has entered into indemnification agreements with two of its executive officers, Daryl G. Byrd and Michael J. Brown, providing for indemnification and advancement of expenses to the fullest extent permitted by law with respect to pending or threatened claims against them in their capacities as officers. Following a change in control, as defined, all determinations regarding a right to indemnity and advancement of expenses are to be made by an independent legal counsel. In the event of a potential change in control, the Registrant must create a trust for the benefit of the indemnitees, which upon a change in control may not be revoked or the principal thereof invaded without the indemnitees’ written consent. While not requiring the maintenance of directors’ and officers’ liability insurance, the indemnification agreements require that the indemnitees be provided with maximum coverage if there is such insurance.

Item 21. Exhibits and Financial Statement Schedules.

The exhibits to this Registration Statement are listed in the exhibit index, which appears elsewhere herein and is incorporated herein by reference.

Item 22. Undertakings.

The undersigned Registrant hereby undertakes as follows:

(1) To respond to requests for information that is incorporated by reference into the prospectus pursuant to Items 4, 10(b), 11, or 13 of this Form within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the Registration Statement through the date of responding to the request.

(2) To supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the Registration Statement when it became effective.

(3) To file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement:

(i) To include any prospectus required by section 10(a)(3) of the Securities Act of 1933;

(ii) To reflect in the prospectus any facts or events arising after the effective date of the Registration Statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the Registration Statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective Registration Statement;

(iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the Registration Statement.

(4) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(5) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(6) That, for the purpose of determining any liability under the Securities Act of 1933 each filing of the Registrant’s annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 (the “Exchange Act”) that is incorporated by reference in the Registration Statement shall be deemed to be a new registration statement related to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(7) That prior to any public reoffering of the securities registered hereunder through use of a prospectus which is a part of this Registration Statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), the Registrant undertakes that such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other Items of the applicable form.

(8) That every prospectus (i) that is filed pursuant to paragraph (7) immediately preceding, or (ii) that purports to meet the requirements of Section 10(a)(3) of the Securities Act of 1933 and is used in connection with an offering of securities subject to Rule 415, will be filed as a part of an amendment to the Registration Statement and will not be used until such amendment is effective, and that, for purposes of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(9) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act, and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

*  *  *  *  *  *  *  *  *  *

SIGNATURES

Pursuant to the requirements of the Securities Act, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Lafayette, State of Louisiana, on March 26, 2015.

IBERIABANK CORPORATION

By:	/s/ Daryl G. Byrd
Daryl G. Byrd
President and Chief Executive Officer
(Duly Authorized Representative)

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

Signatures	Title	Date

/s/ Daryl G. Byrd	President, Chief Executive Officer and Director (Principal Executive Officer)	March 26, 2015
Daryl G. Byrd

/s/ Anthony J. Restel	Senior Executive Vice President and Chief Financial Officer (Principal Financial Officer)	March 26, 2015
Anthony J. Restel

/s/ M. Scott Price	Senior Vice President, Corporate Controller and Chief Accounting Officer (Principal Accounting Officer)	March 26, 2015
M. Scott Price

* Elaine D. Abell	Director	March 26, 2015

* Harry V. Barton, Jr.	Director	March 26, 2015

* Ernest P. Breaux, Jr.	Director	March 26, 2015

* John N. Casbon	Director	March 26, 2015

* William H. Fenstermaker	Chairman of the Board	March 26, 2015

* O. Miles Pollard, Jr.	Director	March 26, 2015

* E. Stewart Shea, III	Director	March 26, 2015

S-1

Signatures	Title	Date

* David H. Welch	Director	March 26, 2015

* John E. Koerner, III	Director	March 26, 2015

* Angus R. Cooper, II	Director	March 26, 2015

* By:	/s/ Daryl G. Byrd
Daryl G. Byrd
As attorney-in-fact

S-2

EXHIBIT INDEX

Exhibit No.	Exhibit

2.1	Agreement and Plan of Merger, dated December 7, 2014, by and between the Registrant and Georgia Commerce Bancshares, Inc. (incorporated by reference to Appendix A to the proxy statement/prospectus). A copy of any omitted schedule will be furnished supplementally to the Securities and Exchange Commission upon request.

3.1	Articles of Incorporation of the Registrant, as amended (incorporated by reference to Exhibit 3.1 to the Registrant’s Current Report on Form 8-K, filed on February 2, 2015).

3.2	Bylaws of the Registrant, as amended (incorporated by reference to Exhibit 3.1 to the Registrant’s Current Report on Form 8-K dated March 19, 2013, filed on March 25, 2013).

4.1	Form of Common Stock Certificate of IBERIABANK Corporation.

5.1	Opinion of Jones Walker LLP.

8.1	Opinion of Jones Walker LLP on certain tax matters.

8.2	Opinion of Womble Carlyle Sandridge & Rice, LLP on certain tax matters.

10.1	Form of Support Agreements with directors and executive officers of Georgia Commerce Bancshares, Inc., incorporated by reference to Exhibit I to Agreement and Plan of Merger, dated December 7, 2014 (Exhibit No. 2.1 to this Registration Statement).

10.2	Form of Employment Agreement Termination Agreement with executive officers of Georgia Commerce Bancshares, Inc., incorporated by reference to Exhibit II to Agreement and Plan of Merger, dated December 7, 2014 (Exhibit No. 2.1 to this Registration Statement).

10.3	Employment Agreement dated December 7, 2014, by and between IBERIABANK and Mark W. Tipton, and form of Change in Control Severance Agreement, effective as of the Merger Date, incorporated by reference to Exhibit III to Agreement and Plan of Merger, dated December 7, 2014 (Exhibit 2.1 to this Registration Statement).

10.4	Employment Agreement dated December 7, 2014, by and between IBERIABANK and Rodney L. Hall, and form of Change in Control Severance Agreement, effective as of the Merger Date, incorporated by reference to Exhibit III to Agreement and Plan of Merger, dated December 7, 2014 (Exhibit No. 2.1 to this Registration Statement).

10.5	Form of IBERIABANK Corporation Change in Control Severance Agreement with executive officers of Georgia Commerce Bancshares, Inc., incorporated by reference to Exhibits 10.3 and 10.4 to this Registration Statement.

23.1	Consent of Ernst & Young LLP.

23.2	Consent of Jones Walker LLP (included in Exhibit 5).

23.3	Consent of Jones Walker LLP (included in Exhibit 8.1).

23.4	Consent of Womble Carlyle Sandridge & Rice, LLP (included in Exhibit 8.2).

24.1	Powers of Attorney of directors of the Registrant (included on page S-1 of this Registration Statement).*

99.1	Consent of Keefe, Bruyette & Woods, Inc.*

99.2	Form of Proxy Card for Georgia Commerce Bancshares, Inc. Voting Common Stock.*

99.3	Form of Proxy Card for Georgia Commerce Bancshares, Inc. Non-Voting Common Stock.*

*	Previously filed.